As confidentially submitted to the Securities and Exchange Commission on October 19, 2026
pursuant to the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Agility Robotics, Inc.*

(Exact name of registrant as specified in its charter)

Delaware	3569	86-1959629
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4698 Truax Drive SE, Salem, OR 97317
(541) 738-8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Northwest Registered Agent Service, Inc.
8 The Green, Suite B
Dover, DE 19901
(302) 581-4070

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peyton Worley
Ryan Maierson
Mollie Duckworth
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
(212) 906-1200

*	The registrant is currently named Churchill Capital Corp XI, a Cayman Islands exempt company, and intends to redomesticate and change its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and change its name to Agility Robotics, Inc. in connection with the Closing (as defined herein).

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☐

Non-accelerated filer ☒	Smaller reporting company	☐

	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2026.

Agility Robotics, Inc.

Primary Offering of

Up to 4,190,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Secondary Offering of

Up to 173,782,925 Shares of Common Stock

Up to 50,000 Shares of Common Stock Issuable Upon Exercise of Private Warrants

Up to 50,000 Private Warrants

This prospectus relates to the issuance by us of an aggregate of up to 4,190,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of (i) up to 50,000 shares of Common Stock that are issuable upon the exercise of warrants (the “Private Warrants”) originally issued in a private placement to Churchill Sponsor XI LLC (the “Sponsor”) in connection with the initial public offering of Churchill Capital Corp XI (“CCXI”) and (ii) up to 4,140,000 shares of Common Stock that are issuable upon the exercise of 4,140,000 warrants (the “Public Warrants” and with the Private Warrants, the “Warrants”) originally issued in the initial public offering of CCXI. We will receive the proceeds from any exercise of any Warrants for cash.

This prospectus also relates to the offer and sale from time to time by the selling securityholders named in this prospectus or their permitted transferees (the “Selling Securityholders”) of (i) up to 173,832,925 shares of Common Stock issued in connection with the Business Combination (as defined below), consisting of (a) up to 13,800,000 shares of Common Stock originally issued to the Sponsor (the “Founder Shares”), (b) up to 500,000 shares of Common Stock originally issued to the Sponsor in a private placement (the “CCXI Private Placement Shares”) in connection with the initial public offering of CCXI, (c) up to 159,482,925 shares of Common Stock issued to former securityholders of Agility Robotics, Inc. (d/b/a Agility) (the “Legacy Agility Holders”) in connection with the Business Combination registrable pursuant to that certain Amended and Restated Registration Rights Agreement, dated as of November         , 2026, between us and the Selling Securityholders granting such holders registration rights with respect to such shares, and (e) up to 50,000 shares of Common Stock issuable upon the exercise of the Private Warrants, and (ii) up to 50,000 Private Warrants (such securities described in clauses (i) through (ii) collectively, the “Resale Securities”).

We are registering the offer and sale and/or resale of these securities to satisfy certain registration obligations we have and certain registration rights we have granted. The Selling Securityholders may offer all or part of the Resale Securities for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. The Resale Securities are being registered to permit the Selling Securityholders to sell Resale Securities from time to time, in amounts, at prices and on terms determined at the time of offering. The Selling Securityholders may sell the Resale Securities through ordinary brokerage transactions, in underwritten offerings, directly to market makers of our securities or through any other means described in the section entitled “Plan of Distribution” herein. In connection with any sales of Resale Securities offered hereunder, the Selling Securityholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act, or the Exchange Act. We are registering the Resale Securities for resale by the Selling Securityholders, or their donees, pledgees, transferees, distributees or other successors-in-interest selling our Common Stock or Warrants or interests in our Common Stock or Warrants received after the date of this prospectus from the Selling Securityholders as a gift, pledge, partnership distribution or other transfer.

Certain Resale Securities held by the Selling Securityholders party to the A&R Registration Rights Agreement are subject to lock-up restrictions that prohibit them from selling such securities at this time, subject to certain exceptions. See the section of this prospectus entitled “Description of Capital Stock.”

Some of the shares of Common Stock being registered for resale were acquired by the Selling Securityholders for prices considerably below the current market price of the shares of Common Stock. Certain Selling Securityholders may have an incentive to sell because they have purchased their Common Stock at effective prices significantly lower than our public investors or the current trading price of the Common Stock and may profit significantly even under circumstances in which our public securityholders or certain other Selling Securityholders would experience losses in connection with their investment. For additional information, see “Risk Factors—Additional Risks Related to Ownership of Our Common Stock and Our Operation as a Public Company—Sales of substantial amounts of our Common Stock by our existing stockholders, including the Sponsor, PIPE Investors and Legacy Agility Holders with registration rights, could cause the market price of our Common Stock to decline.”

The shares of Common Stock being offered for resale by the Selling Securityholders pursuant to this prospectus represent approximately 65% of our total issued and outstanding Common Stock. Upon expiration of the contractual lock-up restrictions mentioned above and described in the section entitled “Certain Relationships and Related Party Transactions,” the Selling Securityholders will be able to sell all of their Resale Securities registered for resale hereunder for so long as this registration statement of which this prospectus forms a part is available for use. Given the substantial number of Resale Securities being registered for potential resale by the Selling Securityholders pursuant to the registration statement of which this prospectus forms a part, the sale of such Resale Securities by the Selling Securityholders, or the perception in the market that the Selling Securityholders may or intend to sell all or a significant portion of such Resale Securities, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock. The Selling Securityholders acquired, or have the option to acquire, the Common Stock covered by this prospectus at prices ranging from less than $0.01 per share to $10.00 per share. By comparison, the offering price to public stockholders in CCXI’s IPO was $10.00 per unit, each consisting of one share of CCXI Class A Ordinary Shares (as defined herein) and one-tenth of one Public Warrant. Consequently, certain Selling Securityholders may realize a positive rate of return on the sale of their Resale Securities covered by this prospectus even if the market price of Common Stock is below the $10.00 per unit price offered in the CCXI IPO and public stockholders may experience a negative rate of return on their investment.

We will not receive any proceeds from the sale of the Resale Securities by the Selling Securityholders. We will receive the proceeds upon exercise of the Warrants to the extent such Warrants are exercised for cash. Assuming the exercise of all outstanding Warrants for cash, we would receive aggregate proceeds of approximately $48.2 million. However, we will only receive such proceeds if all Warrant holders fully exercise their Warrants for cash. The current exercise price of the Warrants is $11.50 per share. We believe that the likelihood that holders determine to exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than the exercise price of the Warrants (on a per share basis), we believe that holders will be very unlikely to exercise any of their Warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the Warrants will be or will remain “in the money” prior to their expiration. Holders of Warrants have the option to exercise their Warrants on a cashless basis in accordance with the terms of the Warrants (as applicable). To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of such Warrants will decrease.

We will bear all costs, expenses, and fees in connection with the registration of the shares of Common Stock and Warrants. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares of Common Stock and Warrants.

Our shares of Common Stock and Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “AGLT” and “AGLTW,” respectively. On             , 2026, the closing price of our Common Stock was $           per share and the closing price for our Warrants was $           .

We are an “emerging growth company” under the federal securities laws and will be subject to reduced disclosure and public reporting requirements. See “Implications of Being an Emerging Growth Company.”

Investing in shares of our securities involves risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is               , 2026.

Through and including               , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the Selling Securityholders have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, operating results and prospects may have changed since such date.

For investors outside the United States: Neither we nor the Selling Securityholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of our common stock and the distribution of this prospectus outside of the United States.

i

About this Prospectus

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using the “shelf” registration process. Under the shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus through any means described in the section titled “Plan of Distribution.” More specific terms of any securities that the Selling Securityholders and their permitted transferees offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. This prospectus also relates to the issuance by us of shares of Common Stock from time to time upon the occurrence of the events described in this prospectus.

We may also provide a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part to add information to, or update or change information contained in, this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part together with the additional information to which we refer you in the sections of this prospectus titled “Where You Can Find More Information.”

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Frequently Used Terms

We were incorporated on June 4, 2025 as a Cayman Islands exempted company under the name Churchill Capital Corp XI for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. In connection with the consummation of the Business Combination, we were renamed “Agility Robotics, Inc.” and Legacy Agility is now our wholly-owned subsidiary. Unless otherwise indicated, the financial information included herein is that of Legacy Agility. We are a holding company, and, accordingly, all of our assets are held directly by, and all of our operations are conducted through, Legacy Agility, and our only direct asset consists of equity ownership in Legacy Agility. We have all management powers over, and full control of the business of Legacy Agility, including the power to take all action we deem necessary, appropriate, advisable, incidental, or convenient to accomplish the purposes of Legacy Agility set forth in its charter. Accordingly, the financial statements of Legacy Agility for periods following the consummation of the Business Combination will be prepared on a consolidated basis with ours.

References to a year refer to our fiscal years ended on December 31 of the specified year.

Certain monetary amounts, percentages and other figures included herein have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Unless the context otherwise requires, references in this prospectus to the “Company,” “Agility,” “Agility Robotics, Inc.,” “we,” “us,” or “our” refer to the business of Legacy Agility, which became the business of Agility Robotics, Inc. and its subsidiaries following the consummation of the Business Combination.

In this document:

“A&R Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement entered into at Closing, by and among the Company, the Sponsor, and certain former stockholders of Legacy Agility, incorporated by reference herein as Exhibit 10.8.

“Board” means board of directors of the Company.

“Business Combination” means the transactions contemplated by the Merger Agreement, including, among other things, the Merger and the Domestication.

“CCXI” or “Churchill” means Churchill Capital Corp XI. Prior to the Domestication, CCXI was an exempted company incorporated and registered under the laws of the Cayman Islands. Following the Domestication, CCXI became a corporation incorporated under the laws of the State of Delaware named “Agility Robotics, Inc.”

“CCXI IPO” means the initial public offering of 41,400,000 CCXI public units, including 5,400,000 CCXI public units pursuant to the underwriters’ full exercise of the over-allotment option, which closed on December 18, 2025.

“CCXI Private Placement Shares” means the 500,000 shares of Common Stock originally issued to the Sponsor in a private placement to the Sponsor in connection with the CCXI IPO.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Closing” means the closing of the Business Combination and the PIPE Financing.

“Closing Date” means November         , 2026, the date on which the Closing occurred.

“Common Stock” means the shares of our common stock, $0.0001 par value per share.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“DGCL” means the Delaware General Corporation Law, as amended.

“Domestication” means the deregistration of CCXI as an exempted company registered under the laws of the Cayman Islands and registration by way of continuation and domestication of CCXI into a Delaware corporation named “Agility Robotics, Inc.”

“Founder Shares” means the 13,800,000 shares of Common Stock originally held by the Sponsor upon conversion of CCXI’s Class B Ordinary Shares upon Domestication.

“Legacy Agility” means Agility Robotics, Inc., a Delaware corporation, which, pursuant to the Business Combination, became a direct, wholly-owned subsidiary of the Company, and, unless the context otherwise requires, its consolidated subsidiaries.

“Merger” means the merger of Merger Sub with and into Legacy Agility, with Legacy Agility continuing as the surviving entity and a wholly-owned subsidiary of the Company.

“Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, dated as of June 24, 2026, by and among CCXI, Legacy Agility and Merger Sub.

“Merger Sub” means BLB Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CCXI.

“PIPE Shares” means the 20,102,500 shares of Common Stock issued in connection with private placements pursuant to certain Subscription Agreements on June 24, 2026.

“PIPE Investors” means the investors with whom CCXI entered into the Subscription Agreements.

“physical AI” means the layer of artificial intelligence that interacts with the physical world, determining how a specific robot should move, balance and manipulate objects, and interact safely.

“Private Warrants” means the 50,000 warrants purchased by the Sponsor concurrently with the CCXI IPO, each of which is exercisable for cash, at an exercise price of $11.50, for one share of Common Stock, in accordance with its terms.

“Public Warrants” means the 4,140,000 warrants sold in connection with the CCXI IPO, each of which is exercisable, at an exercise price of $11.50, for one share of Common Stock, in accordance with its terms.

“Sponsor” means Churchill Sponsor XI LLC, a Delaware limited liability company and an affiliate of M. Klein Associates, Inc., a New York corporation, which distributed its holdings to its members, following the completion of the Business Combination.

“Subscription Agreements” means those certain subscription agreements, dated as of June 24, 2026, by and among CCXI, the PIPE Investors pursuant to, and on the terms and subject to the conditions of which, PIPE Investors collectively subscribed for and agreed to purchase in private placements the PIPE Shares at a purchase price of $10.00 per share, resulting in an aggregate purchase price of $201,025,000 (the “PIPE Financing”).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“semantic AI” means artificial intelligence systems that do not directly interact with the physical world but reason over natural language images of human environments, and to interpret the surroundings of a robot and produce workflows or task specifications for a machine or natural language feedback for humans.

“Selling Securityholders” means the persons identified in the section entitled “Selling Securityholders” and their permitted transferees, donees, pledgees and successors-in-interest.

“Warrants” means the Private Warrants and the Public Warrants.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Market and Industry Data

This prospectus includes, and any amendment or supplement to this prospectus may include, estimates regarding market and industry data and forecasts, which are based on our own estimates utilizing our management’s knowledge of and experience in, trade and business organizations, and other contacts in the market sectors in which we compete, and from statistical information obtained from publicly available information, industry publications and surveys, reports from government agencies, and reports by market research firms. We confirm that, where such information is reproduced herein, such information has been accurately reproduced and that, so far as we are aware and are able to ascertain from information published by publicly available sources and other publications, no facts have been omitted that would render the reproduced information inaccurate or misleading. Industry publications, reports, and other published data generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that the information contained in these reports, and therefore the information contained in this prospectus or any amendment or supplement to this prospectus that is derived therefrom, is accurate or complete. Our estimates of our market position may prove to be inaccurate because of the method by which we obtain some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. As a result, although we believe our sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “strategy,” “outlook,” the negative of these words or other similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding our operations, our financial performance and our industry; our business strategy, business plan, and plans to drive long term sustainable shareholder value; our expectations on revenue and cash generation. These forward-looking statements reflect the Company’s predictions, projections or expectations based upon currently available information and data. Our actual results, performance or achievements may differ materially from those expressed or implied by the forward-looking statements, and you are cautioned not to place undue reliance on these forward-looking statements. The following important factors and uncertainties, among others, could cause actual outcomes or results to differ materially from those indicated by the forward-looking statements in this prospectus:

●	our ability to realize the benefits expected from the Business Combination;

●	our ability to maintain the listing of the Common Stock on Nasdaq;

●	our public securities’ potential liquidity and trading;

●	our ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

v

●	our ability to retain or recruit, or to effect changes required in, our officers, key employees or directors;

●	our reliance upon the efforts of our Board and key personnel to be successful;

●	our limited operating history;

●	expectations regarding the time during which the Company will be an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, as amended;

●	our failure to manage our growth effectively;

●	competition from existing or new companies;

●	failure of the market to achieve the growth potential we expect;

●	our customer concentration;

●	our history of losses and failure to achieve profitability in the future;

●	failure to comply with various laws and regulations relating to various aspects of our business and any changes in the funding levels of various governmental entities with which we do business;

●	our failure to protect the confidentiality of our trade secrets and know how;

●	our failure to comply with the terms of third-party open source software our systems utilize;

●	our ability to maintain an effective system of internal control over financial reporting, and to address and remediate existing material weaknesses in our internal control over financial reporting; and

●	other factors detailed under the section of this prospectus entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this prospectus and the Company’s management team’s current expectations, forecasts, and assumptions, and involve a number of judgments, known and unknown risks, and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update, add to or otherwise correct any forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof, or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Common Stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Agility Robotics, Inc. is a Delaware humanoid robotics and physical AI company founded on November 12, 2015 and headquartered in Salem, Oregon. Agility develops and commercializes Digit, a multipurpose humanoid robot designed to perform useful physical labor in manufacturing, distribution and logistics environments, together with Agility Arc, a cloud platform for deploying and managing fleets of Digits. Agility has focused on real-world deployments, cooperative safety, proprietary embodied AI, integrated hardware and software, and manufacturing infrastructure designed for commercial scale. Following the Domestication of CCXI and the merger of BLB Merger Sub, Inc. with and into Agility, Agility Robotics, Inc. became the post-closing public company. The Company’s Common Stock and Warrants trade on Nasdaq under the symbols “AGLT” and “AGLTW,” respectively.

Background

We were previously known as Churchill Capital Corp XI. On June 24, 2026, CCXI and Legacy Agility announced that they entered into the Merger Agreement, which, among other things and subject to the terms and conditions contained therein, provided for (a) the Domestication, and (b) following the Domestication, the merger of Merger Sub with and into Legacy Agility, with Legacy Agility continuing as the surviving entity and as a wholly owned subsidiary of CCXI (which was renamed as “Agility Robotics, Inc.”).

On November 2, 2026, CCXI held the Special Meeting (the “Special Meeting”) where the shareholders of CCXI considered and approved a number of matters, including the consummation of the Business Combination. Following the Special Meeting, on that same day, CCXI filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which CCXI was domesticated and continues as a Delaware corporation, changing its name to “Agility Robotics, Inc.” Immediately prior to the Domestication, each then-issued and outstanding Class B ordinary share, par value $0.0001 per share, of CCXI (“CCXI Class B Ordinary Share”) was converted, on a one-for-one basis, into a Class A ordinary share, par value $0.0001 per share, of CCXI (“CCXI Class A Ordinary Share”). Further, in connection with the Domestication: (a) each then-issued and outstanding CCXI Class A Ordinary Share converted automatically, on a one-for-one basis, into a share of Common Stock; (b) each then-issued and outstanding public warrant to acquire CCXI Class A Ordinary Shares converted automatically into a Public Warrant to acquire a corresponding number of shares of Common Stock, on a one-for-one basis; and (c) each then-issued and outstanding unit of CCXI was cancelled, thereafter entitling the holder of such unit to one share of Common Stock and one-tenth of one Public Warrant.

On November         , 2026, as contemplated by the Merger Agreement, we consummated the transactions contemplated by the Merger Agreement and effected the Business Combination. In connection with the Closing, we changed the trading symbols of our Common Stock and Warrants from “CCXI” and “CCXIW” to “AGLT” and “AGLTW,” respectively.

While we are the legal acquirer of Legacy Agility in the Business Combination, Legacy Agility is deemed to be the accounting acquirer, and the historical financial statements of Legacy Agility became the historical financial statements of the Company upon the Closing of the Transactions.

The rights of holders of our Common Stock and Warrants are governed by our Certificate of Incorporation, our Bylaws and the DGCL. See the section entitled “Description of Capital Stock.”

Summary Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Common Stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:

●	Agility’s business plans require a significant amount of capital. Agility’s future capital needs may require Agility to sell additional equity or debt securities that may dilute its stockholders or introduce covenants that may restrict its operations or its ability to pay dividends.

●	Agility has very limited experience commercializing its products and may not be able to do so efficiently or effectively.

●	Agility relies on a limited number of customers for a significant portion of potential revenue, and the loss of any one of these customers may adversely affect Agility’s business, financial condition and results of operations.

●	Agility operates in a competitive industry that is subject to rapid technological change, and Agility expects competition to increase.

●	It is possible that the unit economics of Agility’s humanoid robot solutions do not materialize as expected, which could significantly hinder Agility’s ability to generate a commercially viable product at scale and adversely affect Agility’s business prospects.

●	Agility relies on global supply chains and disruptions could delay production, increase costs, and limit Agility’s ability to fulfill customer orders. Changes in trade policy, including tariffs and “Buy American” requirements, could further disrupt Agility’s supply chain and raise input costs.

●	Design flaws, defects, software errors, or unintended AI-driven behaviors could result in product recalls, injury to co-located workers, product liability claims, and significant litigation expenses.

●	The regulatory framework for robotics, AI-enabled products, and humanoid robots operating in shared workspaces is rapidly evolving. Failure to comply with new or changing regulations — including evolving AI-governance laws, industrial safety standards, and privacy requirements — could lead to product withdrawal, increased costs, or restrictions on deployment.

●	Agility’s success depends in part on its ability to obtain and maintain protection for the intellectual property relating to or incorporated into its products. Agility may be subject to intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit Agility’s ability to commercialize its products.

●	Agility is subject to cybersecurity risks to operational systems, security systems, infrastructure, integrated software and partners’ and customers’ data processed by Agility or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security may prevent Agility from effectively operating its business. Further, issues relating to Agility’s use of AI, combined with an uncertain legal and regulatory environment, may adversely affect Agility’s business, financial condition and results of operations.

●	Agility is highly dependent on the services of its senior management and other key employees and, if Agility is unable to attract and retain a sufficient number of qualified employees, its ability to design, manufacture and launch its products, operate its business and compete could be harmed.

Before investing in our securities, you should carefully consider all of the information in this prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

●	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

●	reduced disclosure about our executive compensation arrangement;

●	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

●	exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding communication of critical accounting matters in the auditor’s report in the financial statements; and

●	exemption from the auditor attestation requirement in the auditing assessment over internal control over financial reporting.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the CCXI IPO or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our Common Stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

We may choose to take advantage of some or all of these reduced burdens. We have elected to adopt the reduced requirements with respect to the presentation of our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies that have adopted the new or revised accounting standards. It is possible that some investors will find our Common Stock less attractive as a result of these elections, which may result in a less active trading market for our Common Stock and higher volatility in our stock price.

Our Corporate Information

Our principal executive offices are located at 4698 Truax Drive SE, Salem, OR 97317 and our telephone number is (541) 738-8888. Our corporate website address is www.agilityrobotics.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We and our subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this prospectus are listed without the applicable ®, ™ and SM symbols.

THE OFFERING

Issuer	Agility Robotics, Inc.

Securities Being Registered	We are registering a primary offering of to 4,190,000 shares of our Common Stock, which consists of (i) up to 50,000 shares of Common Stock that are issuable upon the exercise of 50,000 Private Warrants and (ii) up to 4,140,000 shares of Common Stock that are issuable upon the exercise of 4,140,000 Public Warrants; and the resale by the Selling Securityholders of (i) 173,782,925 shares of Common Stock, (ii) up to 50,000 shares of Common Stock that are issuable upon the exercise of 50,000 Private Warrants and (iii) up to 50,000 Private Warrants.

Terms of the Offering	The Selling Securityholders will determine when and how they will dispose of any shares of Common Stock and Warrants registered under this prospectus for resale.

Agility Robotics, Inc. Securities Outstanding Before this Offering	● 267,475,071 shares of Common Stock. ● 4,190,000 Warrants exercisable for up to 4,190,000 shares of Common Stock at an initial exercise price of $11.50 per share, subject to adjustment.

Agility Robotics, Inc. Securities Outstanding After this Offering

●   up to 271,665,071 shares of Common Stock (assuming the exercise of all outstanding Warrants for cash).

●   4,190,000 Warrants exercisable for up to 4,190,000 shares of Common Stock at an initial exercise price of $11.50 per share, subject to adjustment.

Use of proceeds

All of the shares of Common Stock and Warrants offered by the Selling Securityholders will be sold by them for their respective accounts. We will not receive any of the proceeds from these sales.

The Selling Securityholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes, and certain legal expenses incurred by such Selling Securityholders in disposing of their Common Stock and Warrants, and we will bear all other costs, fees, and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees and expenses of our counsel and our independent registered public accountants.

We will receive any proceeds from the exercise of the Warrants for cash, but not from the resale of the shares of Common Stock issuable upon such exercise or exchange. We intend to use the proceeds received from the exercise of the warrants, if any, for general corporate purposes, which may include capital expenditures, potential acquisitions, growth opportunities and strategic transactions. However, we have not designated any specific uses and have no current agreement with respect to any acquisition or strategic transaction. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 5 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the securities being offered by this prospectus.

Material U.S. Federal Income Tax Consequences for Holders of Common Stock and Warrants	For a discussion of material U.S. federal income tax consequences that may be relevant to holders of Common Stock and Warrants, see “Material U.S. Federal Income Tax Consequences for Holders of Common Stock and Warrants.”

Trading symbols	Our Common Stock and Warrants are listed on Nasdaq under the symbols “AGLT” and “AGLTW,” respectively.

Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with all of the other information contained in this prospectus, before deciding whether to invest. The risks described below are not the only risks we face. Additional risks and uncertainties that we currently consider immaterial, or that are not presently known to us, may also materially adversely affect our business, financial condition, results of operations, liquidity, prospects and the trading prices of our Common Stock and Warrants. Unless the context otherwise requires, references in this section to “Agility,” the “Company,” “we,” “us” or “our” refer to Agility Robotics, Inc. and its subsidiaries.

Risks Related to Our Business

Risks Related to Our Industry

Humanoid robots are an emerging category of robotics, and customer adoption of our humanoid robot, Digit, and similar humanoid systems may be slower than anticipated relative to fixed industrial robots, autonomous mobile robots (“AMRs”) or other warehouse automation solutions that have longer track records and more established customer acceptance. If potential customers choose proven conventional automation over humanoid robots, our revenue growth and market penetration could be materially adversely affected.

Humanoid robots represent an entirely new category of robotic systems that have not yet achieved broad commercial deployment or widespread customer acceptance. Unlike fixed industrial robots and AMRs, which have decades of proven track records in manufacturing and warehouse environments, humanoid bipedal robots such as Digit are unproven at scale and customers may be reluctant to adopt them over established automation solutions. Potential customers may perceive humanoid robots as unproven technology, lack confidence in our business model, or prefer the demonstrated reliability and lower perceived risk of conventional automation. The market for our products may not develop as expected, or may develop more slowly than anticipated, due to customer hesitancy, long evaluation cycles, or a preference for incremental automation solutions with which their workforces and operations teams are already familiar. If potential customers choose conventional automation — including AMRs, collaborative robots, or fixed material-handling equipment — over humanoid robots, or if customer adoption is slower than we anticipate, our ability to generate revenue and achieve profitability could be materially adversely affected.

The robotics and warehouse automation industry is characterized by rapid technological change, evolving industry standards, and intensifying competition from a range of established and emerging players. If we are unable to keep pace with technological developments — including advances in machine learning, computer vision and bipedal locomotion — or to differentiate our Digit humanoid robot and future products effectively, our competitive position and operating results could be materially adversely affected.

The robotics and warehouse automation industry is subject to rapid technological change, and we expect competition to intensify in the future. Our product offerings compete in a broad competitive landscape that includes developers of humanoid robots, autonomous mobile robots, collaborative robots, fixed industrial automation systems, and traditional material-handling equipment. We also face potential competition from diversified technology companies and robotic solution suppliers that do not have directly competing products today but could become competitors through organic development or acquisitions; such companies often have existing customer relationships and distribution channels that could enable them to emerge as formidable threats. Developments in alternative technologies, such as advances in AI, machine learning, computer vision, and bipedal locomotion by competitors, may materially and adversely affect our business in ways we do not currently anticipate. Any failure by us to successfully react to changes in existing technologies or to develop new or enhanced technologies could materially harm our competitive position and growth prospects. Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, manufacturing and other resources, or be more successful in attracting potential customers, employees and strategic partners. If we are not able to compete effectively, our business, prospects, financial condition and operating results will be negatively impacted.

Competition in the humanoid and robotics market is intensifying, including from well-funded market participants, many of which have significantly greater financial, technical and marketing resources than us. If these competitors bring competing humanoid and robotics products to market more quickly or at lower cost, or if they secure more favorable customer relationships, our competitiveness could be materially adversely affected.

Competition in the humanoid and robotics market is intensifying rapidly, with well-funded entrants including Boston Dynamics, Tesla, Apptronik, Figure AI, 1X Technologies, Sanctuary AI, Hexagon, and NEURA Robotics, among others, actively developing competing humanoid systems. Many of these competitors have significantly greater brand recognition, customer relationships, and financial, technical, manufacturing, and other resources than us. They may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing, and support of their humanoid robotics programs. Additionally, these competitors may have longer operating histories, larger sales forces, broader customer and industry relationships, and other tangible and intangible resources that provide them with competitive advantages. Some competitors may decide to operate solely with a traditional sales model that may be viewed more favorably by potential customers, or may bundle their humanoid products with complementary offerings at lower effective prices. If any of these competitors bring competing humanoid products to market more quickly, at lower cost, with superior performance, or with more favorable customer terms, our competitiveness could be materially adversely affected.

The market for humanoid robots designed to work alongside humans in warehouse, logistics and manufacturing environments is nascent and unproven. Important assumptions about the total addressable market for our humanoid robot, Digit, and future products, pricing under our Robots-as-a-Service subscription model (“RaaS”) and direct-sale models, customer adoption rates, and the length of sales and deployment cycles may prove to be inaccurate. If the market for humanoid robots does not develop as anticipated, or develops more slowly than expected, our business, financial condition, and results of operations would be materially and adversely affected.

The market for humanoid robots designed to work alongside humans in warehouse, logistics, and manufacturing environments is nascent and largely unproven. Important assumptions about the total addressable market for Digit and future products, pricing under our RaaS subscription model and direct-sale models, customer adoption rates, anticipated future labor shortages and the length of sales and deployment cycles are based on management estimates that may prove inaccurate. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our products or the future growth of the markets we expect to target. If one or more of the targeted markets experience a shift in customer or prospective customer demand or new solutions that better address customer needs, our products may not compete as effectively, if at all. Our expectations with respect to our total potential addressable market may differ from those of third parties, including investors or securities analysts. If demand does not develop as expected or if we cannot accurately forecast pricing, adoption rates, and sales cycle for our products, our business, results of operations, and financial condition will be adversely affected.

The benefits offered by our humanoid robot, Digit, and future products could be supplanted by advances in competing technologies that may match or exceed the capabilities of humanoid robots at lower cost or with less operational complexity. If alternative automation technologies emerge that render humanoid robots less competitive or obsolete for warehouse, logistics and manufacturing applications, demand for our products could decline materially.

The benefits offered by our humanoid robot, Digit, and future products could be supplanted by advances in autonomous mobile robots, fixed warehouse automation systems, AI-driven software solutions, or other competing technologies that may match or exceed the capabilities of humanoid robots at lower cost or with less operational complexity. Although we believe that our humanoid robots will be superior to alternative automation technologies in addressing tasks requiring human-like dexterity and mobility in unstructured environments, alternative technologies may match or exceed the benefits introduced by our products or be more cost effective. The development of any alternative technology that can compete with or supplant humanoid robots may materially and adversely affect our business, prospects, financial condition, and operating results in ways we do not currently anticipate. Successful commercialization of competing automation approaches — including further advances in AMRs, AI-powered pick-and-place systems, or fully integrated warehouse automation platforms — may prove more cost effective or appealing to the warehouse, logistics, and manufacturing markets, potentially reducing market demand for Digit and future humanoid products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new products, which could result in decreased revenue and a loss of market share.

Adverse macroeconomic conditions, including inflation, rising interest rates, and tighter credit markets, could reduce customer capital spending on automation and robotics. During periods of economic uncertainty, our customers may delay, reduce, or cancel planned deployments of robotic systems, which would adversely affect our revenue, backlog, and growth prospects.

Our business is sensitive to general economic conditions and customer capital spending cycles. Adverse macroeconomic conditions, including inflation, rising interest rates, tighter credit markets, potential recession, and global trade uncertainty, could reduce customer capital spending on automation and robotics. During periods of economic uncertainty, customers in the warehouse, logistics, and manufacturing sectors may delay, reduce, or cancel planned deployments of robotic systems, extend evaluation and procurement timelines, or prioritize spending on core operations rather than new technology adoption. Our RaaS subscription model, while designed to reduce customer upfront capital requirements, may still be viewed as discretionary spending during economic downturns. In addition, economic uncertainty may reduce the willingness of customers to commit to long-term subscription or deployment agreements. Any delay or reduction in customer spending would adversely affect our revenue, backlog, growth prospects, and ability to achieve profitability.

Adoption of our humanoid robot, Digit, and future products in warehouse and logistics environments may be limited by employee resistance, organized labor concerns, and negative public perception regarding humanoid robots displacing human workers. Employee discomfort with or resistance to humanoid co-workers may be more pronounced with Digit as compared to conventional automation because Digit is designed to work alongside humans in shared workspaces, which could limit commercial acceptance and slow revenue growth.

Even if we successfully market our products, the purchase or subscription, adoption, and use of our humanoid robots may be materially and negatively impacted if the employees of our customers resist the use and adoption of the products. Our customers’ employees may resist the adoption of humanoid robots for several reasons, including a perception that the benefit of using the products does not outweigh the perceived difficulties or discomfort associated with working alongside humanoid co-workers, resistance by labor unions, fear of job displacement, workplace discomfort with humanoid form factors, and safety concerns. Employee discomfort with or resistance to humanoid co-workers may be more pronounced with Digit than with conventional automation because Digit is designed to work alongside humans in shared workspaces and approximates human appearance and movement, which could create unease among workers. In addition, negative public perception regarding humanoid robots displacing human workers may lead to organized opposition, media criticism, political pressure or regulatory developments that constrain customer willingness to deploy Digit. If the employees of our customers resist adoption of Digit, or if negative public perception limits customer willingness to deploy humanoid robots, our business, prospects, financial condition, and operating results could be materially and adversely affected.

We operate in an industry highly dependent on global supply chains for semiconductors, batteries, sensors, actuators, and specialty alloys. Disruptions to these supply chains — whether caused by geopolitical events, natural disasters, pandemics, or other factors — could delay production, increase costs, and materially impact our ability to fulfill customer orders on a timely basis.

We rely on third-party suppliers for the provision and development of many key components and materials used in our products, including semiconductors, batteries, sensors, actuators, computing hardware, and specialty alloys. Some of the components used in Digit may have to be purchased from a single source or limited number of sources. If our suppliers are unable to supply key components and materials at the required volume, quality, or cost, our production schedules, sales, revenues, and profitability will likely be adversely affected. We and our suppliers may experience increases in the cost of and interruptions in the supply or shortage of materials due to geopolitical events, natural disasters, pandemics, trade restrictions, or other factors beyond our control. Due to the complexity of our products, each Digit unit is expected to contain thousands of components, and difficulty securing any critical component could result in production delays that may be compounded if components require redesign or reengineering. Substantial increases in the prices for materials, such as battery cells, semiconductors, or specialty alloys, would increase our operating costs and could reduce our margins if the increased costs cannot be recouped through increased pricing. Any sustained supply interruption or shortage could prevent or delay the commercialization of our products and materially and negatively impact our business, prospects, financial condition, and operating results.

Tariffs, trade restrictions, and “Buy American” requirements may increase our costs or limit our ability to source critical components and sell into certain markets. Changes in trade policy or the imposition of new tariffs could disrupt our supply chain, raise input costs, and reduce the competitiveness of our products in both domestic and international markets.

We are subject to risks relating to tariffs, trade restrictions, and government procurement requirements that may increase our costs or limit our ability to source critical components. The United States administration has imposed, and may continue to impose, tariffs on goods imported from other countries, and certain of these countries have imposed retaliatory tariffs. Changes in trade policy, the imposition of new tariffs, or the expansion of existing tariffs could increase the cost of components sourced internationally, disrupt established supply relationships, and reduce the competitiveness of our products in both domestic and international markets. In addition, “Buy American” or other similar requirements imposed on government contractors may limit our ability to source components from the most cost-effective suppliers and may require us to establish domestic supply chains that are more expensive. Further, legislation has been proposed or may be proposed in the future, including the Guarding the U.S. Against Adversarial Robotics Dominance (GUARD) Act, that may subject certain robotics products and related communications equipment produced by entities connected to foreign adversary countries to national security review and could restrict their importation or use in the United States. It is uncertain whether any such legislation will be enacted and, if enacted, how it may affect our ability to source certain components or materials. If we cannot effectively mitigate the impact of tariffs, trade restrictions and such legislation through alternative sourcing, supply chain restructuring, or other measures, our margins, production timelines, and competitive position could be materially adversely affected.

Negative publicity, adverse events, product defects, or accidents involving competing humanoid robots or similar robotic products could harm public perception of the humanoid robotics market and adversely affect demand for our products.

The humanoid robotics industry is in its early stages, and adverse events involving competitors’ products could harm public perception of the entire product category. High-profile accidents, product defects, malfunctions, or controversies involving humanoid robots or similar robotic products developed by Boston Dynamics, Tesla, Apptronik, Figure AI, 1X Technologies, or other companies could damage public and customer confidence in humanoid robotics generally, regardless of whether such incidents involve our products. Because we operate in a new and evolving market, a single widely publicized safety incident — even one entirely unrelated to us — could set back industry-wide customer adoption and regulatory acceptance, result in new or more restrictive safety regulations, and reduce the willingness of warehouse, logistics, manufacturing, and other customers to deploy humanoid robots in their facilities. Negative media coverage or heightened regulatory scrutiny of humanoid robots as a category could reduce customer demand for our humanoid robot, Digit, and our other products by association, slow market adoption for all industry participants, and materially harm our business, reputation, and growth prospects.

The market for humanoid and general-purpose robots is highly dependent on continued advances in AI, foundation models and computer vision, and our ability to integrate or develop competitive AI capabilities is critical to the performance and commercial viability of our humanoid robot, Digit, and future products. If the pace of AI development slows, if key AI technologies become unavailable or prohibitively expensive to license, or if competitors achieve superior AI integration, our products could become less competitive and our business could be materially adversely affected.

The commercial viability of our humanoid robot, Digit, and future products is critically dependent on continued advances in AI, foundation models, and computer vision technologies. We rely on AI and machine learning capabilities to enable Digit to navigate complex warehouse environments, manipulate objects, and interact safely with human co-workers. If the pace of AI development slows, if key AI technologies become unavailable or prohibitively expensive to license, or if access to large-scale computing infrastructure necessary for AI model training becomes constrained, our ability to improve and maintain the performance of our products could be materially impaired. In addition, if competitors — including large technology companies with substantially greater resources — achieve superior AI integration in their humanoid or robotic products, our competitive position could be weakened. Full utilization of our products may also depend on third-party software, models, and computing services, which may not be compatible with our systems or available on commercially reasonable terms. Changes to the licensing terms, availability, or performance of such third-party products could require us to incur significant costs to develop or procure alternative solutions. The failure to integrate competitive AI capabilities could render our products less capable, less reliable, or less cost-effective than competing solutions, which would materially adversely affect our business and operating results.

We may be unable to complete or enhance our product offerings through our research and development efforts to meet evolving demands. This would adversely affect our business, prospects, financial condition and operating results.

Our future success depends in large part on our ability to enhance and improve our existing products and to develop new products that meet evolving customer demands and market requirements. The success of any enhancement or new product depends on several factors, including timely completion, introduction, and market acceptance of such products, and the ability to maintain and develop relationships with customers. Any new product we develop or acquire may not be introduced in a timely or cost-effective manner, and markets into which we attempt to sell our products may not be receptive. If our competitors implement new technologies before we are able to implement our own, those competitors may be able to provide more effective products, possibly at lower prices. Any delay or failure in the introduction of new or enhanced products could harm our business, financial condition, and results of operations. Our research and development efforts may not be sufficient to adapt to changes in technology, and our products may not compete effectively if we are not able to source and integrate the latest technologies into our systems.

Risks Related to Our Business

We are an early-stage company with a history of net losses, and we expect to incur significant expenses and continuing losses for the foreseeable future. We have devoted substantially all of our resources to research, development, and commercialization of our humanoid robot, Digit, and the build-out of our RoboFab manufacturing facility in Salem, Oregon, and have not yet generated sufficient revenue to offset our operating expenses. There can be no assurance that we will achieve or sustain profitability.

We have incurred net losses since inception and expect to continue to incur operating and net losses for the foreseeable future. We have devoted substantially all of our resources to research, development, and commercialization of our humanoid robot, Digit, and the build-out of our RoboFab manufacturing facility in Salem, Oregon, and have not yet generated sufficient revenue to offset our operating expenses. We expect the rate at which we will incur losses may be higher in future periods as we continue to design, develop, manufacture, and commercialize our existing and future products, or if we expand our production capabilities at RoboFab, build up inventories of parts and components, develop our maintenance and servicing capacity; increase our sales and marketing activities and develop our distribution infrastructure, and/or increase our general and administrative functions to support growing operations and to operate as a public company. Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, our losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses. Our potential profitability is dependent upon the successful development and successful commercial introduction and acceptance of our humanoid robotic systems, which may not occur. There can be no assurance that we will achieve or sustain profitability.

We have yet to achieve positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.

We have had negative cash flow from operating activities since inception. We expect to continue to have negative cash flow from operating and investing activities as we incur research and development, sales and marketing, and general and administrative expenses, and make capital expenditures in our efforts to increase sales, engage in development work, and ramp up manufacturing operations at our RoboFab facility. Our business will at times require significant amounts of working capital to build inventory and support the growth of our product lines. An inability to generate positive cash flow for the near term may adversely affect our ability to raise needed capital on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive operating cash flow in the near future or at all.

Our business plan requires significant additional capital, and our future capital needs may require additional equity or debt issuances that could dilute existing stockholders or impose restrictive covenants. If we are unable to raise additional funds when needed, we may be required to delay, curtail, or eliminate certain development programs or operations.

Our business plan requires significant additional capital to fund ongoing operations, continue research and development, expand manufacturing capabilities at RoboFab, and commercialize our products at scale. Our future capital requirements will depend on many factors, including our customer growth rate, customer retention, timing and extent of development efforts, the expansion of sales and marketing activities, the introduction of new products, and the continuing market acceptance of our products. Until such time as we can generate significant revenue from sales and deployments of Digit, we expect to finance our cash needs through public or private equity or debt financings or other capital sources, including potential collaborations. The fact that we have limited experience commercializing our robotic systems on a large scale, coupled with the fact that our products represent a new product category in the commercial and robotic market, means that we have limited historical data on the demand for our robotic systems. In addition, we expect our capital expenditures to continue to be significant in the foreseeable future as we continue improvements for our commercial products, and that our level of capital expenditures will be significantly affected by customer demand for our robotic systems. As a result, our future capital requirements are uncertain and actual capital requirements may be different from those we currently anticipate. We may be unable to raise additional funds or enter into such arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. If we raise additional funds through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, curtail, or eliminate certain development programs, product launches, or operations.

Our ability to use our net operating losses and certain other tax attributes to offset future taxable income may be limited.

We currently have substantial U.S. federal net operating loss (“NOL”) carryforwards and other state tax attributes. Our ability to use these tax attributes to reduce our future U.S. federal and state income tax obligations depends on many factors, including our future taxable income, the timing of which is uncertain. In addition, the use of these attributes may be subject to significant limitations under Sections 382 and 383 of the Code and similar provisions of state law. If we undergo an “ownership change,” our ability to use our pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset our post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in stock ownership, some of which may be outside our control. As a result, our ability to use our federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations, which could adversely affect our future net income and cash flows.

If we are unable to efficiently design, develop, manufacture, market, deploy, distribute and service our product lines in a cost-effective manner, our margins, profitability and prospects would be materially and adversely affected.

Our ability to achieve and maintain profitability depends on our ability to efficiently manage costs across all stages of our operations, including research and development, manufacturing, marketing, deployment, distribution, and servicing of our humanoid robot, Digit, and future products. We are an early-stage company that is still scaling our operations and have limited experience managing costs at commercial production volumes. Manufacturing costs, including raw materials, components, and labor, may be higher than currently anticipated due to supply chain constraints, yield issues, or difficulties in achieving production efficiencies at RoboFab. We may also incur higher-than-expected costs in customer deployment, integration, field servicing, and ongoing support. In addition, we may incur significant costs servicing, maintaining and refurbishing our robots, and we expect that the cost to repair and service our robots will increase over time as they age. If we are unable to achieve target unit economics, control our operating expenses, or scale our operations cost-effectively, our margins, profitability, and long-term business prospects would be materially and adversely affected.

We have very limited experience commercializing our products at scale and may not be able to do so efficiently or effectively. Failure to establish adequate sales, marketing, distribution, and support capabilities — whether directly or through third-party arrangements — could materially impair our ability to generate revenue and achieve commercial success.

We have very limited experience commercializing our products at scale and may not be able to do so efficiently or effectively. To grow our customer base, we must achieve binding commitments from expected customers and add new customers, which we may not be able to do in sufficient numbers or at all. Even if we are able to attract customers, these customers may not maintain a high level of commitment to our products. Managing and maintaining these operations is expensive and time consuming, and a failure to establish adequate sales, marketing, distribution, and support capabilities — whether directly or through third-party arrangements — could materially impair our ability to generate revenue and achieve commercial success. We will incur marketing, sales, and other expenses to attract new customers, which will offset revenues from such customers. We may also need to develop customer training programs, implementation support services, and ongoing account management capabilities that we do not currently possess. If our efforts to satisfy and retain our existing customers are not successful, or if we are unable to attract new customers at sufficient rates, our ability to maintain and grow our business will be adversely affected.

Our next generation product, Digit 5, or any future products, may not launch on the anticipated timeline or with all anticipated product features and/or specifications, and existing customer orders, which are contingent on specified features or specifications, may not convert to revenue on the anticipated timeline as a result.

The conversion of our existing customer orders requires that our next generation product, Digit 5, or any future products, launch with anticipated features and/or specifications. If Digit 5 does not launch on the anticipated timeline with all anticipated features or specifications, then the conversion of our existing customer orders and related revenue may be delayed, which may materially adversely affect our operating results and financial performance.

Our humanoid robot, Digit, is a complex humanoid robot, and any sustained quality, reliability or safety issues with Digit could have a disproportionate adverse effect on our business given our concentrated product portfolio. Given that substantially all of our near-term commercial revenue is expected to be derived from Digit deployments, a product-wide defect, recall or customer loss of confidence in Digit could materially impair our reputation, revenue and growth prospects.

If we are successful in commercializing our products, our revenue will be concentrated in a limited number of product models for the foreseeable future. Substantially all of our near-term commercial revenue is expected to be derived from deployments of Digit, our humanoid robot. As a result, any sustained quality, reliability, or safety issues with Digit — including design flaws, software errors, mechanical failures, or performance degradation over time — could have a disproportionate adverse effect on our business. A product-wide defect, recall, or widespread customer loss of confidence in Digit could materially impair our reputation, revenue, and growth prospects. In addition, our concentrated product portfolio means that any disruption to Digit production, such as component shortages or manufacturing difficulties at RoboFab, would directly and immediately impact all of our commercial activities. Until we successfully develop and commercialize additional product offerings, we will remain heavily dependent on Digit’s commercial success.

Our commercial deployments are concentrated with a limited number of warehouse, logistics and/or manufacturing customers and the loss of, or a significant reduction in orders from, any such customer could have a material adverse effect on our results of operations and financial condition. We may not be able to replace lost revenue from a major customer on a timely basis or at all, which could impair our ability to cover fixed costs and achieve profitability.

Our commercial deployments are concentrated with a limited number of warehouse, logistics, and manufacturing customers and a significant portion of our revenue is concentrated with a limited number of customers. For example, we currently have one customer that has committed to deploy $300 million of Digit 5 over a multi-year period, subject to the realization of certain contractual milestones, product features and specifications. We may be unable to meet such contractual milestones or deliver such product features and specifications and realize such revenue, which would materially adversely affect our business and operating results.

It is not possible for us to predict the level of demand that will be generated by any individual customer in the future. Revenue from larger customers may fluctuate from time to time based on these customers’ business needs, the timing of which may be affected by market conditions or other factors outside of our control. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. If any of these customers were to breach, cancel or amend an agreement with us, it may have an outsized effect on our revenue, cash on hand, and profitability. In addition, we may have an increased interest in accepting less favorable terms of any amendment as a result. To the extent that one or more customers decide not to expand deployments, reduce existing deployments, or terminate their contracts, our business, financial condition, or results of operations may be materially and adversely affected. We may not be able to replace lost revenue from a major customer on a timely basis or at all, which could impair our ability to cover fixed costs, achieve profitability, and fund ongoing operations.

We currently have and target many customers, suppliers and partners that are large corporations with substantial negotiating power, exacting product, quality and warranty standards and potentially competitive internal solutions. If we are unable to sell our products to these customers or are unable to enter into agreements with customers, suppliers and partners on satisfactory terms, our prospects and results of operations will be adversely affected.

Several of our customers, suppliers, partners and potential customers are large, multinational corporations with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive to our products and solutions. These large, multinational corporations are also aware of competitor products and are actively engaging with competitors to determine which products they prefer. Many of them also have significant development resources, which may allow them to acquire or develop competitive technologies independently or in partnership with others. Meeting the technical requirements and securing contracts or design wins with any of these companies will require a substantial investment of our management’s time and resources, and may subject us to demanding product, quality and warranty standards.

Our products and solutions may not be the ones these companies choose, we may fail to secure design wins from these or other companies, or fail to generate meaningful revenue from the sales of our products to these key potential customers. In addition, we may be unable to enter into agreements with these customers, suppliers and partners on satisfactory terms, or at all. If our products are not selected by these large corporations, if these corporations decide to go with a competitor, or if they develop or acquire competitive technology, our business, operating results, cash flows, and ability to forecast future performance may be materially and adversely affected.

The period from initial design of our products to obtaining binding purchase commitments from customers is long, and customers who initially express interest, such as customers who enter into our Customer Acceleration Program, may not enter into future binding commitments. We may invest significant resources in pursuing potential customers or retaining existing customers, including customers who enter into our Customer Acceleration Program, that ultimately do not result in revenue, which could adversely affect our operating results and cash flows.

Our products contain complex technology that requires significant engineering, design, and integration efforts. The period from initial engagement with a potential customer to obtaining a binding purchase commitment or RaaS subscription is long, and we are subject to the risk that customers who initially express interest during evaluation phases will not enter into binding commitments. Our product design and deployment approach is significantly influenced by feedback from potential customers and reflects their specific operational needs. As a result, adapting our products to other industries or customers may require additional design, development, testing, and expense. We cannot be sure that we will be able to adapt our products to reflect customer feedback successfully or at all. If customers who initially express interest in our products ultimately decide not to enter into binding commitments, delay purchase decisions, or adopt a competitor’s technology, we may have invested significant resources without generating corresponding revenue. Such long sales cycles and non-binding interest could adversely affect our operating results, cash flows, and ability to forecast future performance.

Our Customer Acceleration Program May Not Result in Commercial Deployments or Revenue, and We May Expend Significant Time and Resources Pursuing Program Participants Without a Corresponding Return

We established the Customer Acceleration Program (“CAP”) in late 2025 to move customers from initial evaluation to scaled deployment of Digit through a proof of technology, an on-site proof of concept and a commercial Robot-as-a-Service deployment. Participation in the CAP requires customers to pay a program fee of approximately $500,000 to us, reflecting a meaningful commercial commitment to evaluating deployment of Digit within their operations. As of May 2026, we signed four new customers to the CAP program and were engaged with more than 30 prospective customers. Our other current commercial deployments predate the program. Participation in CAP requires us to devote substantial engineering, deployment, and hardware resources to each prospective customer over an extended multi-month period, often before we have any binding commitment that the customer will proceed to a commercial deployment or generate revenue. There can be no assurance that CAP participants will elect to proceed to a commercial deployment on the timeline or at the scale we anticipate, and we may invest significant time and resources pursuing customers through CAP that never result in revenue, which could adversely affect our operating results and cash flows. Because CAP is a relatively new program with a limited track record, our assumptions regarding expected conversion rates and resource requirements may prove inaccurate, and our actual results could differ materially from our current expectations.

Technical issues, service disruptions, or outages affecting Agility Arc, our cloud-based deployment and fleet management platform, could impair customer operations, damage our reputation, and adversely affect our business. Because Agility Arc manages workflow orchestration, fleet coordination, over-the-air software updates, and operational analytics for deployed Digit robots, any significant disruption to Agility Arc could result in downtime, reduced robot productivity, loss of operational data, and potential breach of customer service level commitments.

Agility Arc is our cloud-based platform that manages the deployment, workflow orchestration, fleet coordination, and operational analytics for deployed Digit robots. Agility Arc also enables over-the-air software updates, remote diagnostics, and teleoperation capabilities. Any significant technical issues, service disruptions, or outages affecting Agility Arc could impair customer operations by rendering deployed robots unable to receive workflow instructions, coordinate fleet activities, or process software updates. A prolonged disruption to Agility Arc could result in robot downtime, reduced productivity at customer facilities, loss of operational data, and potential breach of customer service level commitments. Our reliance on third-party cloud infrastructure providers to host Agility Arc exposes us to risks associated with those providers’ service availability, security vulnerabilities, and infrastructure failures. Additionally, connectivity issues, including network latency, internet service interruptions, or bandwidth limitations at customer facilities, could degrade the performance of Agility Arc and the responsiveness of deployed robots. If technical issues with Agility Arc result in material disruptions to customer operations, customers may seek credits, terminate contracts, or decline to expand deployments, which could damage our reputation and materially adversely affect our business, financial condition, and results of operations.

If our RaaS model or other recurring revenue models for Digit, including without limitation, any recurring revenue models related to Agility Arc, fail to gain commercial acceptance or generate profitable unit economics at scale, our growth, margins, cash flow and path to profitability may be materially adversely affected.

Our ability to generate recurring revenue depends in part on our ability to successfully market our RaaS subscription model and build a base of ongoing customers. The market for humanoid robot-as-a-service offerings is nascent, and there can be no assurance that customers will prefer a subscription model over outright purchase of robotic systems, conventional automation alternatives or manual labor, or that we will be able to price our offerings at levels sufficient to achieve profitability.

Our RaaS model has not yet demonstrated profitability at scale. Returns under the model depend on factors that remain unproven, including the useful life and durability of Digit units in warehouse, logistics and manufacturing environments, maintenance and repair costs, customer renewal rates and our ability to achieve favorable unit economics over the contract lifecycle. Because we retain ownership of deployed Digit units, we are exposed to risks of deterioration, damage or theft, higher servicing costs and earlier-than-expected replacement needs. The RaaS model also requires significant upfront capital investment before subscription revenue is received over time, which may strain our cash flow and working capital. If the RaaS model fails to gain commercial acceptance, customers do not renew contracts at anticipated rates, servicing costs exceed expectations, Digit units require more frequent maintenance or replacement than currently anticipated or deployed units have a shorter useful life than anticipated, our growth, margins, cash flow and path to profitability could be materially adversely affected.

Our ability to realize revenue and reduce liability related to our RaaS model is heavily dependent on our ability to effectively screen customers for high-risk activities or environments that could result in higher costs for us. We have limited experience with our RaaS model and may not be able to effectively develop effective customer screening criteria. We may need to rely on third-party service providers to develop effective screening criteria, which will result in additional cost to us.

Our ability to realize revenue and reduce liability related to our RaaS model is heavily dependent on our ability to effectively screen customers for high-risk activities or environments that could result in higher costs for us. We have limited experience with our RaaS model and may not be able to effectively develop screening criteria to identify customer environments that present elevated risks of product damage, excessive wear, safety incidents, or other conditions that would increase our costs under the subscription model. Our screening criteria may also need to be adjusted over time to satisfy requirements under applicable law, from our insurers, lenders, or from other third-party service providers. We must balance the need to develop effective screening criteria with our need to attract new customers and market to different industry segments. We may need to rely on third-party service providers to develop effective screening criteria, which will result in additional cost. If we are unable to develop and maintain effective customer screening processes, our costs under the RaaS model could increase significantly, adversely affecting our margins and profitability.

Commercial deployment of our humanoid robot, Digit, and future products may be delayed beyond currently anticipated timelines due to technical challenges in bipedal locomotion, software reliability, regulatory requirements, supply chain constraints, or other unforeseen obstacles. Any significant delay in the availability or scale-up of Digit deployments at customer warehouse, logistics, and/or manufacturing facilities could adversely affect our competitive position, future revenue, and ability to achieve profitability.

While we expect to continue scaling commercial deployments of Digit, there may be significant challenges that could cause deployment timelines to be delayed, including technical challenges in bipedal locomotion, software reliability issues, regulatory requirements, supply chain constraints, difficulties in recruiting qualified personnel, and other unforeseen obstacles. Delays in commercial deployment would postpone revenue generation, impair our ability to demonstrate product-market fit to potential customers, and provide competitors additional time to develop and deploy rival products. Any delay in the availability or scale-up of Digit deployments at customer facilities could adversely affect our competitive position, future revenue, customer relationships, and ability to achieve profitability. We may experience delays in various phases of deployment, including during customer site assessment, integration with warehouse management systems, training, and ramp-up of robotic operations, and such delays could cause customers to delay or forgo deployments or to select competitors’ solutions.

We may experience significant delays in the design, development, production, and deployment of Digit and future products due to challenges in recruiting skilled robotics engineers and AI and machine learning specialists, securing critical components (including actuators, sensors, batteries and computing hardware), and overcoming manufacturing difficulties. Such delays could increase costs, impair our ability to meet customer commitments, and adversely affect our reputation and financial results.

Our products are still undergoing design refinement, and manufacturing of Digit at commercial scale is subject to significant risks. We may experience significant delays in the design, development, production, and deployment of Digit and future products due to challenges in recruiting skilled robotics engineers and AI specialists, securing critical components (including actuators, sensors, batteries, and computing hardware), overcoming manufacturing difficulties, and addressing integration or performance issues discovered during testing or early deployments. Such delays could increase costs, impair our ability to meet customer commitments, and adversely affect our reputation and financial results. Each of these factors is subject to risks including ongoing effects of supply chain disruptions, hiring and retaining sufficient qualified employees, quality control challenges as production scales, and costs of meeting manufacturing specifications and design tolerances. If we are unable to manage these risks effectively, our ability to fulfill orders and achieve planned production volumes could be materially impaired.

Robotics deployments at customer facilities require integration with the customer’s systems, and integration delays, scope changes or misalignment with customer operating procedures and information security requirements could delay revenue recognition and increase implementation costs. Each customer environment presents unique physical layouts, workflows and technology stacks, and the complexity of integrating our products into these environments may be greater than anticipated, leading to extended deployment timelines and customer dissatisfaction.

Deploying Digit at customer facilities requires integration with the customer’s existing warehouse management systems, fleet orchestration software, IT infrastructure, and operational workflows. Each customer environment presents unique physical layouts, workflows, and technology stacks, and the complexity of integrating our products into these environments may be greater than anticipated. Integration delays, scope changes, or misalignment with customer operating procedures and information security requirements could delay revenue recognition and increase implementation costs. We have limited experience deploying our products at scale across diverse customer environments, and unforeseen integration challenges could lead to extended deployment timelines, customer dissatisfaction, and increased support costs. If we are unable to deploy Digit efficiently at customer sites, or if deployments require significantly more time and resources than anticipated, our operating results, customer relationships, and reputation could be adversely affected.

We have no experience in high-volume manufacturing of our products and may not be able to develop or contract for cost-effective volume production. If we cannot establish reliable, scalable manufacturing capabilities — whether in-house or through third-party manufacturers — our ability to meet customer demand and achieve target unit economics could be materially impaired.

We have no experience to date in high-volume manufacture of our products, nor do we currently have the facility capacity, employees, or equipment needed to manufacture our products in high volume. We do not know whether we will be able to develop efficient, low-cost production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design, and production standards, as well as the production volumes, required to successfully mass market our robotic systems. Even if we are successful in developing high-volume production capability and processes and reliably sourcing our components, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or in time to satisfy the requirements of customers and potential customers. If we cannot establish reliable, scalable manufacturing capabilities — whether in-house or through third-party manufacturers — our ability to meet customer demand and achieve target unit economics could be materially impaired.

We have limited experience scaling production of humanoid robots, and our manufacturing operations are subject to ramp-up risk, yield issues and dependence on a constrained supplier base for actuators, sensors, batteries and computing hardware. Failure to achieve planned production volumes, maintain acceptable yields or secure adequate component supply could delay customer deliveries, increase per-unit costs and materially adversely affect our financial results.

We have limited experience scaling production of humanoid robots, and our manufacturing operations are subject to significant ramp-up risk. Achieving planned production volumes will require us to successfully hire and train manufacturing personnel, establish quality control processes at scale, manage complex assembly operations involving thousands of components, and secure adequate supply of actuators, sensors, batteries, and computing hardware from a constrained supplier base. Failure to achieve planned production volumes, maintain acceptable manufacturing yields, or secure adequate component supply on a timely basis could delay customer deliveries, increase per-unit costs, and materially adversely affect our financial results. In addition, as we scale production, we may encounter unexpected manufacturing issues, equipment failures, or quality control challenges that could further delay production ramp-up and increase costs.

Our manufacturing operations are currently consolidated primarily in one facility. A disruption at this facility could result in a prolonged interruption of our business and have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our manufacturing operations are currently located at our facility in Salem, Oregon. Although we have taken precautions to safeguard our facilities including disaster recovery planning and off-site backup of computer data, a natural disaster such as an earthquake, fire, or flood, could seriously harm the facility and significantly disrupt our operations. Additionally, labor disputes, maintenance requirements, power outages, equipment failures, civil unrest or terrorist attacks affecting the Salem, Oregon facility could significantly disrupt our operations. Our business interruption insurance coverage may not cover all or any losses from natural disasters or other disruptions, which may materially adversely affect our business, prospects, financial condition, and operating results.

We have no experience maintaining or servicing our products at large scale, and our service operations and warranty obligations could be costly and disruptive. As our installed base grows, the costs and logistical challenges of providing ongoing maintenance, repair, and support services could increase substantially and adversely affect margins.

We have no experience maintaining or servicing our products at large scale. As our installed base of deployed Digit units grows, the costs and logistical challenges of providing ongoing maintenance, repair, software updates, and support services could increase substantially. Our service operations may be handled internally and also by third-party service providers. Outsourcing of certain maintenance and servicing functions may reduce our ability to ensure consistency in our service processes and customer experience. Customer retention under the RaaS model will be largely dependent on the quality and effectiveness of our maintenance and servicing operations, and any service failures or delays could result in customer dissatisfaction, contract non-renewal, or reputational harm. In addition, warranty obligations associated with Digit deployments could result in significant costs if units experience higher-than-anticipated failure rates or require more frequent repairs than anticipated, adversely affecting our margins and financial results.

We and our third-party manufacturing partners and suppliers may rely on complex machinery for the production and assembly of our products, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs.

Our manufacturing facilities, and those of any third-party manufacturing partners and suppliers, may consist of large-scale machinery combining many components, including robotics assembly equipment, testing apparatus, and precision manufacturing tools. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions may significantly affect intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as scarcity of natural resources, labor disputes, difficulty in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity, and natural disasters. Should operational risks materialize, it may result in personal injury, loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, increased insurance costs, and potential legal liabilities, all of which could have a material adverse effect on our business, prospects, financial condition, and operating results.

We are dependent on a limited number of suppliers, including single- or limited-source suppliers, for critical components such as actuators, battery cells, sensors, vision systems, and computing hardware. The loss of any key supplier, or a supplier’s inability to deliver components in a timely fashion and at acceptable quality, could disrupt production and materially harm our business.

We rely on third-party suppliers for critical components, some of which are currently single- or limited-source suppliers. While we plan to obtain components from multiple sources whenever possible, some components — including actuators, battery cells, sensors, vision systems, and computing hardware — may have to be purchased from a single or limited number of sources. If any key supplier is unable to deliver components at the required volume, quality, price, or on a timely basis, our production schedules and ability to fulfill customer commitments could be materially disrupted. We have less negotiating leverage with suppliers than larger and more established companies and may not be able to obtain favorable pricing and other terms. While we believe we may be able to establish alternate supply relationships and obtain or engineer replacement components, we may be unable to do so in the short term, or at all, at prices or quality levels that are favorable, which could have a material adverse effect on our business.

Design flaws, defects, malfunctions, software or hardware errors, or unintended AI-driven behaviors in our humanoid robot, Digit, or other products could result in product recalls, injury to co-located human workers, product liability claims, and significant warranty and litigation expenses. The complexity of humanoid robots — which integrate actuators, sensors, vision systems and machine-learning software — increases the risk of latent defects that may not be detected until after commercial deployment in customer warehouse, logistics and/or manufacturing facilities, potentially exposing us to substantial liability.

The design, manufacture, and marketing of our products involve certain inherent risks. Manufacturing or design defects, malfunctions, software or hardware, unintended AI-driven behaviors, connectivity issues, or operator errors can lead to injury or even death, property damage, or other adverse events. The complexity of humanoid robots — which integrate actuators, sensors, vision systems, and machine-learning software — increases the risk of latent defects that may not be detected until after commercial deployment. We conduct extensive testing of our units; however, there can be no assurance that we will be able to identify all issues or that, if identified, efforts to address them will be effective in all cases. Any errors or defects in such third-party technology could result in errors in our sensors that could harm our business. If these components have a manufacturing, design or other defect, they can cause our sensors to fail and render them permanently inoperable. Further, design flaws, defects, or malfunctions in Digit could result in product recalls, injury to co-located human workers, product liability claims, significant warranty and litigation expenses, and adverse publicity that could damage our reputation and business. We maintain product liability insurance; however, defects and claims related thereto may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage.

Our humanoid robot, Digit, operates alongside human workers in dynamic warehouse, logistics and manufacturing environments, and the humanoid form factor and bipedal locomotion present unique safety risks, including falls, collisions or unintended movements that could injure workers, damage property, expose us to substantial liability and regulatory scrutiny, and adversely affect our business and reputation.

Digit operates in customer sites that are often dynamic and unstructured, requiring it to navigate varying floor conditions, obstacles, equipment and unpredictable human behavior. Unlike conventional wheeled or tracked robotic systems that may maintain inherent static stability, bipedal systems such as Digit must continuously maintain dynamic balance while operating near workers and other equipment. Failures in Digit’s balance control, perception, navigation or other safety-critical systems, or accidents caused by robot malfunction, environmental factors or human error, could injure workers or co-located personnel or damage property at customer sites.

Any such safety incident could expose us to substantial product liability claims, regulatory enforcement actions under OSHA and analogous safety regimes, customer contract terminations, increased insurance costs and significant reputational harm and could result, in certain cases, in the removal of our products from the market. The complexity of maintaining safe bipedal locomotion across varying floor surfaces, around obstacles and in dynamic environments with human traffic increases the risk of incidents that could result in serious injury, adverse publicity and heightened regulatory scrutiny of us and the broader humanoid robotics industry. To the extent any manufacturing defect occurs, our agreement with the third-party manufacturer may contain a limitation on the third-party manufacturer’s liability, and therefore we could be required to incur the majority of related costs. These consequences could damage our reputation, limit future deployments of Digit and adversely affect our business, results of operations and prospects.

We are subject to workplace health and safety risks at our facilities and customer deployment sites, and failure to comply with applicable workplace health and safety requirements could result in fines, penalties, operational restrictions, lawsuits and reputational harm.

Our ability to maintain a safe work environment at our facilities and customer deployment sites is critical to our operations and employee retention. Manufacturing humanoid robots involves potential workplace hazards, including risks associated with handling heavy equipment, batteries, and powered machinery. We are subject to occupational health and safety regulations enforced by OSHA and analogous state and international agencies, and any failure to comply with such regulations could result in citations, fines, penalties, or operational restrictions. Workplace accidents or safety incidents could expose us to workers’ compensation claims, litigation, reputational harm, and increased insurance costs. In addition, as we scale our manufacturing operations, we will need to further invest in training and safety infrastructure. Any significant workplace safety incident at one of our facilities or at a customer site during Digit deployment could damage our reputation, impair employee morale and recruitment efforts, and materially adversely affect our operations.

Our management team will have broad discretion in making strategic decisions to execute our growth plans, and there can be no assurance that our management’s decisions will result in successful achievement of our business objectives or will not have unintended consequences that negatively impact our growth prospects.

Our management team will have broad discretion in making strategic decisions to execute our growth plans and may devote time and company resources to new or expanded product offerings, potential acquisitions, prospective customers, or other initiatives that do not necessarily improve our operating results or contribute to our growth. Management’s failure to make strategic decisions that are ultimately accretive to our growth may result in unfavorable returns and uncertainty about our prospects. In addition, management may allocate resources to projects that have long development timelines and uncertain commercial outcomes, which could delay our path to profitability. Investors will have limited ability to evaluate the specific merits of management’s strategic decisions prior to their implementation, and there can be no assurance that our management’s decisions will result in successful achievement of business objectives or will not have unintended consequences that negatively impact growth prospects.

Our operating projections rely on management assumptions and analyses. If these assumptions or analyses prove to be incorrect, actual operating results may be materially different from our forecasted results, which could materially impact financial results.

Our operating projections rely on management assumptions and analyses and are highly uncertain. Whether actual operating and financial results will be consistent with our expectations depends on a number of factors, many of which are outside our control, including customer adoption rates, the timing and success of product deployments, competition, the ability to manage relationships with key suppliers, regulatory developments, and the overall strength and stability of the economy. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results, which could adversely affect financial results, investor confidence and the market price of our Common Stock.

Our financial results may vary significantly from period to period due to fluctuations in operating costs, customer demand, deployment timing, and the long sales and integration cycle for our systems. Such variability could make it difficult for investors to evaluate our business performance and may adversely affect the trading price of our Common Stock.

We expect our period-to-period financial results to vary based on our operating costs and product demand, which we anticipate will fluctuate as we continue to design, develop, and manufacture new robotic systems, increase production capacity, and establish or expand sales and service capabilities. Our revenues from period to period may fluctuate as we identify and investigate areas of demand, adjust volumes, develop and introduce new products, introduce existing products to new markets, and scale our RaaS subscription model. In addition, the long sales and integration cycle for our systems, the timing of customer deployments, and seasonal variations in customer operations may contribute to quarterly revenue variability. Such variability could make it difficult for investors to evaluate our business performance, may result in failure to meet analyst or investor expectations in any given period, and may adversely affect the trading price of our Common Stock.

We are highly dependent on the services of our senior management and other key technical personnel, and the market for qualified robotics engineers and skilled technicians is highly competitive. The loss of one or more key employees, or our inability to attract and retain qualified talent, could disrupt operations and materially harm our business and growth prospects.

We are highly dependent on the services of our senior management and other key technical personnel. The loss of one or more key employees — including our founders, chief executive officer, engineering leaders, or robotics, AI and machine learning specialists — could impair our ability to execute our business strategy and harm our business, financial condition, and results of operations. The market for qualified robotics engineers, AI researchers, and skilled technicians is highly competitive, and we compete for talent with larger technology companies, well-funded startups, and academic institutions that may offer more competitive compensation, benefits, or research opportunities. Our financial condition and results of operations may be adversely affected if we are unable to attract and retain skilled employees to support our operations and growth, particularly as we scale manufacturing and expand commercial deployments.

Our business and prospects depend significantly on our ability to build and maintain our brand, and negative publicity regarding our products or the robotics industry generally could materially harm our reputation. Failure to establish a positive brand image, or adverse media coverage of product failures, safety incidents, or industry controversies, could reduce customer demand and impair our ability to attract partners and talent.

Our business and prospects depend significantly on our ability to build and maintain a strong brand associated with safety, reliability, and innovation in humanoid robotics. In order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, and other stakeholders in our products, financial condition, and ability to execute our long-term business strategy. Maintaining such confidence may be particularly complicated by factors largely outside of our control, including our limited commercial experience, customer unfamiliarity with humanoid robots, any delays in scaling production, competition, and general uncertainty regarding the future of humanoid robotics. We have spent, and expect to continue to spend, resources on branding and other marketing initiatives, which may not be successful or cost effective. These activities may not generate customer awareness, attract new customers, or increase revenue, and even if they do, any increase in revenue may not offset the expenses we will incur in maintaining and promoting our brand. Negative publicity regarding us, including our current or former employees or our products and services — such as any safety incident, product recall, deployment failure, or workforce controversy — could materially harm our reputation and reduce customer demand. In addition, adverse media coverage of the robotics industry generally, or product or service quality problems of other companies in our industry, including our competitors, could undermine public confidence in humanoid robots, negatively impact our reputation and brand, and impair our ability to attract customers, partners, and talent.

Our management has limited experience operating a public company. The demands of public company compliance, including financial reporting, internal controls, SEC disclosure requirements, and investor relations, may strain our resources and divert management attention from our core business operations.

Some of our executive officers have limited or no experience in the management of a publicly traded company. As a public company, we will be subject to significant regulatory oversight and reporting obligations under federal securities laws. The demands of public company compliance — including financial reporting, internal controls, SEC disclosure requirements, Sarbanes-Oxley compliance, stock exchange listing standards, and investor relations — may strain our resources and divert management attention from our core business operations. An increasing amount of management time may be devoted to compliance activities including, without limitation, time dedicated to enhancing the operational, financial, and management controls, compliance programs, reporting systems, and people infrastructure, resulting in less time being devoted to the management and growth of the Company.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As a public company, we are required to evaluate and determine the effectiveness of our internal control over financial reporting. Neither we nor our independent registered public accounting firm were required to, and therefore did not, perform an evaluation of the effectiveness of our internal control over financial reporting as of or for any period included in our financial statements or any period subsequent thereto in accordance with the provisions of the Sarbanes-Oxley Act. However, in connection with the preparation of our financial statements, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified pertained to:

●	we did not design and maintain effective policies and procedures with respect to certain business processes;

●	we did not design and maintain effective IT general controls related to our ERP and accounting software systems, including controls over user access, change management, and segregation of duties;

●	we did not design and maintain effective controls over journal entry access and review, including appropriate segregation of duties and supervisory review of journal entries; and

●	we did not design and maintain effective controls over technical accounting matters, including with respect to the accounting for share-based compensation.

To date, we have taken the following steps to begin to remediate these material weaknesses:

●	we are in the process of designing and implementing policies and procedures with respect to key business processes;

●	we are in the process of implementing an accounting software with one that is more robust and suitable for a publicly reporting company, which will allow for design and implementation of controls regarding restricted and privileged access as well as segregation of duties;

●	we consulted with third-party technical accounting experts, including with respect to share-based compensation accounting; and

●	we commenced a process of hiring additional accounting and finance resources with relevant public company experience.

There can be no assurances that the actions we have taken to remediate these material weaknesses will be effective now or in the future. These material weaknesses will not be considered remediated until management completes the design and implementation of the measures described above, the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective. This remediation process, including testing the effectiveness of the remediation efforts, may be time-consuming. Additionally, there can be no assurance that we have identified all, or that we will not in the future identify additional material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.

The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act is time-consuming and costly. If we identify additional material weaknesses or determine that existing material weaknesses have not been remediated, our management may be unable to assert that our internal control over financial reporting is effective. We have previously reported material misstatements to our financial statements, and material weaknesses could result in restatements of previously issued financial statements. If we are unable to assert that our internal control over financial reporting is effective or, when required in the future, our auditors are unable to express an unqualified opinion as to its effectiveness, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could be adversely affected, and we could become subject to litigation or investigations by Nasdaq, the SEC or other regulatory authorities.

Cybersecurity incidents, data breaches, or disruptions to our information technology systems, fleet management software, or the onboard computing systems of deployed robots could disrupt operations, expose us to liability, and harm our reputation. As we increasingly rely on connected robotic systems integrated with customer warehouse management and IT environments, the risk and potential impact of cyberattacks, ransomware, and unauthorized access to operational or sensor data continues to grow. Our data protection and information security program is continuing to evolve, and there can be no assurance that our controls will be fully effective in preventing or mitigating all cybersecurity incidents.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. We and certain of our third-party providers collect, maintain, and process data about customers, employees, business partners and others, including information about individuals, operational data, sensor data, and certain sensitive and proprietary information (“Confidential Information”). We and our service providers face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT Systems, products or services. Furthermore, we and our service providers are at risk for interruptions, outages, and breaches of our IT Systems, fleet management software, onboard computing systems in deployed robots, facility security systems, and customer data. Such incidents could disrupt IT Systems, result in loss or disclosure of intellectual property or trade secrets, compromise Confidential Information, jeopardize the security of our facilities, or affect the performance of deployed Digit units. Vulnerabilities and techniques used to obtain unauthorized access to or sabotage IT Systems or Confidential Information change frequently and may not be known until launched, and threat actors are becoming increasingly sophisticated in using techniques and tools, including AI, that circumvent security controls, evade detection and remove forensic evidence. As a result, we and our service providers may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material and adverse impact to our or our service provider’s IT Systems, our and our customers’, employees’, and business partners’ Confidential Information or business.

The rapid proliferation of AI has further enabled threat actors to develop and deploy cyberattacks that were previously beyond their technical capabilities, thereby expanding the universe of potential attackers and increasing the frequency and severity of cyber threats facing us, our customers and service providers. Our data protection and information security program continues to evolve, and we are in the process of formalizing our data security policies and procedures with a focus on System and Organizational Controls 2 (SOC 2) compliance readiness. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our and our customers’ or service providers’ IT Systems and Confidential Information. Certain efforts may be state-sponsored or supported by significant financial and technological resources. As we increasingly rely on connected robotic systems integrated with customer warehouse management and IT environments, the risk and potential impact of cyberattacks, ransomware, and unauthorized access continues to grow. Furthermore, business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems and networks could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and networks and technologies. We may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program. In the ordinary course of business, we and certain of our third-party service providers have likely experienced cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. While we have not experienced any material security incidents or instances of unauthorized use, access, disclosure, or modifications of our IT Systems to date, we cannot guarantee that material incidents will not occur in the future. Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Furthermore, mitigating the risk of future attacks or IT Systems failures has resulted, and could in the future result, in additional operating and capital costs in systems technology, personnel, monitoring and other investments. The costs of mitigating cybersecurity risks are significant and may increase in the future. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or cybersecurity incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Our products rely on complex software and firmware, and errors or vulnerabilities — including those introduced through the use of generative AI tools in the development process — which could result in product failures, security breaches, and legal liability. Undetected bugs or security flaws could disrupt product performance, erode customer confidence, and expose us to claims for damages.

Our products rely on complex software and firmware to control bipedal locomotion, object manipulation, navigation, and interaction with human workers. These systems are inherently complex and, like all complicated systems that depend on software and hardware, may contain undetected defects or errors. As we continue to evolve the features and functionality of our products through updates and enhancements, we may introduce additional defects or errors that may not be detected until after deployment at customer sites. In addition, the use of generative AI tools in the software development process introduces additional risks, including the potential for AI-generated code to contain latent vulnerabilities, copyright issues, or errors that are difficult to detect through conventional quality assurance processes. Undetected bugs or security flaws could disrupt product performance, erode customer confidence, result in safety incidents, and expose us to claims for damages. Any defects or errors, or the perception of such defects or errors, could result in a loss of existing or potential customers, delayed or lost revenue, damage to our reputation, and product liability claims.

Our software contains third-party open source software components, which may expose us to information security vulnerabilities, result in failures, errors and defects, may not be supported now or in the future, or may subject us to possible litigation, and failure to comply with the terms of the underlying open source software licenses may restrict our ability to sell our products or give rise to claims for infringement and breach of contract, or require us to disclose and license certain of our proprietary software.

Our software contains components licensed under so-called “open source,” “free” or other similar licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. Accordingly, we cannot assure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. In addition, the public availability of such software may make it easier for others to compromise our technology. Any undetected errors or defects in such open source software may prevent the deployment or impair the functionality of our systems or applications, delay the introduction of new solutions, result in a failure of our systems, products or services, and injure our reputation. For example, undetected errors or defects in open source software may render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.

Open source software is provided on an “as-is” basis under non-negotiable licenses that may be ambiguous, and there is little legal precedent governing their interpretation. The terms of the licenses may change later, with unknown consequences to users. Certain open source licenses may give rise to obligations to disclose or license our source code or other intellectual property rights if such open source software is integrated with our proprietary software or distributed in certain ways. If we combine or distribute our proprietary software with open source software in a certain manner, we may be required to release the source code to our proprietary software as open source software, or may be required to cease using the relevant open source software which might be costly to replace. In addition, if the license terms for the open source software change, we may be forced to re-engineer our software, incur additional costs or discontinue the use of certain offerings if re-engineering may not be accomplished in a timely manner. Although we have processes in place to monitor our use of open source software to avoid subjecting our offerings to unintended conditions, there is a risk that these licenses may be construed in a way that may impose unanticipated conditions or restrictions on our ability to commercialize our offerings. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. As a result, we may be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the terms and conditions of an open source license. Should that occur, we may incur significant legal costs defending ourselves against such allegations. If we were held to have breached or to have failed to fully comply with such terms and conditions, we may face infringement claims or other liability, or may be required to seek costly licenses from third parties to continue providing our technology on terms that are not economically feasible, to re-engineer our system, or to make generally available, in source code form our proprietary code, any of which may adversely affect our business, financial condition and operating results. We cannot guarantee that we have incorporated open source software in a manner that will not subject us to liability or that is consistent with our current policies and procedures.

The performance of our humanoid robot, Digit, and future products depends on the performance, reliability and safety of underlying machine-learning and AI models which may produce unpredictable or unintended behavior in real-world warehouse and logistics environments. AI models trained in simulated or controlled settings may not generalize reliably to the full range of conditions encountered in customer facilities, and any AI-driven malfunction could result in safety incidents, property damage, customer liability claims and loss of customer confidence.

The performance of our humanoid robot, Digit, depends on the performance, reliability, and safety of underlying machine-learning and AI models used to enable autonomous navigation, object manipulation, and safe interaction with humans. These AI models are trained in simulated or controlled settings and may not generalize reliably to the full range of conditions encountered in real-world customer facilities, including unexpected obstacles, novel objects, varying lighting conditions, and unpredictable human behavior. In addition, AI models may be incorrectly designed or implemented, trained or reliant on incomplete, inadequate, biased or otherwise poor-quality data, or on data to which we do not have sufficient rights to, or used without sufficient oversight and governance to ensure their responsible use, which can result in encumbered, inaccurate, unsafe or discriminatory outputs. AI models may produce unpredictable or unintended behavior in deployment, and any AI-driven malfunction could result in safety incidents, property damage, customer liability claims, loss of customer confidence, and regulatory scrutiny. The inherent opacity of machine-learning systems may also make it difficult to identify the root cause of any malfunction, complicating remediation and potentially increasing our liability exposure. If AI model performance does not meet customer expectations or results in safety incidents, unforeseen defects, technical challenges or material performance issues, our reputation, customer relationships, and business could be materially adversely affected.

Our product cost estimates are highly sensitive to a range of economic factors, and our ability to control or manage our costs may be limited.

Capital and operating costs of humanoid robots at customer warehouse, logistics and manufacturing facilities are difficult to project, inherently variable, and subject to significant change based on a variety of factors, including regulatory oversight, customer-specific site requirements, supply chain availability, inflation, component pricing, integration complexity, and other factors beyond our control. Our pricing and unit economics assumptions are based on management estimates of deployment costs, maintenance and warranty costs, useful life of Digit units, service level commitments, and customer renewal rates, all of which remain largely unproven at commercial scale. If actual costs are materially higher than projected — whether due to unexpected site preparation requirements, longer-than-anticipated customer integration timelines, higher maintenance and repair costs, regulatory compliance costs, or supply chain disruptions — our margins could be significantly compressed. Furthermore, if the total cost of ownership of Digit exceeds the cost of alternative automation solutions or human labor at customer facilities, our products may not be cost competitive, which could reduce customer demand, increase customer churn, and impair our ability to attract new customers. Opportunities for cost reductions in the manufacture and deployment of Digit are similarly uncertain, and there can be no assurance that anticipated bill of materials cost reductions or manufacturing efficiencies will be realized within the expected timeframe. To the extent cost reductions are not achieved within the expected timeframe or magnitude, our products may not be cost competitive with alternative technologies, which may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows and could harm our reputation.

Risks Related to Legal and Regulatory Concerns

We may seek to derive a substantial portion of our revenue from sales to U.S. federal, state, and foreign government entities, which are subject to budgetary cycles, continuing resolution periods, termination for convenience, audits, investigations, and other risks unique to government contracting. Reductions in government budgets or priorities, or the loss of key government contracts, could materially reduce our revenue and harm our financial condition.

Sales to government entities are subject to a number of risks unique to government contracting. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government demand and payment for our products may be impacted by public sector budgetary cycles, continuing resolution periods, and funding authorizations, with funding reductions or delays adversely affecting demand. Government entities may have statutory, contractual, or other legal rights to terminate contracts for convenience or default. Government contracts are typically structured in phases, with each phase subject to satisfaction of certain conditions, and the actual scope of work and related revenue could be less than total contract value. In addition, as a government contractor, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts. Noncompliance could result in audits, investigations, fines, suspension, or debarment from future government contracting opportunities.

Some of our intellectual property has been or may be conceived or developed through government-funded research and is therefore subject to ‘march-in’ rights, U.S. manufacturing preferences, and reporting obligations under the Bayh-Dole Act. If the government exercises its march-in rights or if we fail to comply with Bayh-Dole requirements, we could lose exclusive rights to certain technologies.

Some of our intellectual property has been or may be conceived or developed through government-funded research, including work performed under a Defense Advanced Research Projects Agency (“DARPA”) award, and is therefore subject to certain rights retained by the U.S. government under the Bayh-Dole Act. These rights include ‘march-in’ rights that permit the government to require us to grant licenses to third parties, U.S. manufacturing preferences that may require products embodying such IP to be manufactured substantially domestically, and reporting obligations. If the government exercises its march-in rights or if we fail to comply with Bayh-Dole requirements, we could lose exclusive rights to certain technologies that may be relevant to our products. While we believe that the IP conceived under our government-funded research is largely superseded by our current-generation technology and not material to current or future products, there can be no assurance that future developments will not rely on or incorporate such government-funded innovations or that the U.S. government will not seek to exercise its rights in a manner that adversely affects our business.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act, and violations by employees, agents, or third parties could result in substantial fines, penalties, and reputational harm. If in the future we expand internationally, our exposure to these risks will also increase, and any violation could materially adversely affect our business and financial condition.

Our products are subject to export control, import, and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, ITAR, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Any exports of our robotic systems and technology must be made in compliance with these laws and regulations. If we fail to comply, we and certain of our employees could be subject to substantial civil or criminal penalties, including possible loss of export or import privileges, significant fines, and in extreme cases, incarceration. The classification of our products under applicable export control regimes may limit our ability to sell into certain foreign markets or collaborate with international partners. Changes in export control, import, or economic sanctions laws, or changes in the countries, governments, persons, or technologies targeted by such laws, could result in decreased use of our products or limit our ability to export or market our products to potential customers, which would likely adversely affect our business.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act, and violations by employees, agents, or third parties could result in substantial fines, penalties, and reputational harm. As we expand internationally, our exposure to these risks increases, and any violation could materially adversely affect our business and financial condition.

We are subject to the U.S. Foreign Corrupt Practices Act, the U.S. domestic bribery statute, and other anti-corruption and anti-money laundering laws in the jurisdictions in which we operate or may operate in the future. These laws prohibit improper payments or offers of payment to foreign government officials, political parties, or other persons for the purpose of obtaining or retaining business. As we expand internationally, our exposure to these risks increases, and the potential for inadvertent violations by employees, agents, distributors, or other third parties acting on our behalf also grows. Any violation of anti-corruption or anti-money laundering laws could result in substantial fines and penalties, criminal sanctions, loss of business licenses or permits, reputational damage, and exclusion from government contracting opportunities, any of which could materially adversely affect our business, financial condition, and results of operations.

The regulatory framework of the robotics and warehouse automation industry is still developing, and a failure to comply with such regulations could lead to withdrawal or recall of our products from the market, delay our future revenues, increase cost, or make our business unviable if we are unable to modify our products to comply.

We may become subject to new or changing international, federal, state, and local regulations relating to the design, manufacturing, marketing, distribution, servicing, or use of our products. The robotics and warehouse automation industry is still developing its regulatory framework, and new laws or regulations may be enacted that specifically address humanoid robots, autonomous systems, or AI-enabled products deployed in shared workspaces with human workers. Such laws and regulations may require us to pause sales and modify our products, which could result in a material adverse effect on our revenues and financial condition. A failure to comply with such regulations could lead to withdrawal or recall of our products from the market, delay our future revenues, increase costs, or make our business unviable if we are unable to modify our products to comply. Capital and operating expenses needed to comply with new laws and regulations can be significant, and violations may result in substantial fines and penalties or suspension of production.

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection, consumer protection, and the processing of Personal Information, or the expansion of current laws and regulations or the enactment of new laws or regulations in these areas, could adversely affect our business and our financial condition.

In connection with running our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”), including from and about actual and prospective customers, as well as our employees and business contacts. Additionally, our products collect and process operational and sensor data from customer facilities — which may include information, including Personal Information, about workers’ movements, schedules, and performance — facing heightened compliance obligations. We are therefore subject to federal, state, and foreign laws and regulations relating to privacy, security, data protection, consumer protection, and the processing of Personal Information. For example, the California Consumer Privacy Act, and the European Union General Data Protection Regulation (the “GDPR”), Personal Information Protection and Electronic Documents Act and related laws in other jurisdictions require us to adhere to certain disclosure restrictions and deletion obligations with respect to the Personal Information of their residents, and allow for penalties for violations and, in some cases, a private right of action. These and other applicable privacy laws can also impose transparency and other obligations with respect to Personal Information of their respective residents and provide residents with similar rights with respect to their Personal Information. As we expand internationally, our potential exposure to foreign laws, such as the European Union and/or United Kingdom General Data Protection Regulation (the “UK GDPR”), increases; these laws impose broad obligations with respect to the collection, use, retention, security, and transfer of Personal Information and provide for significant penalties for noncompliance. Even where foreign data-protection regimes do not apply directly to us, may require our customers to impose onerous contractual data protection obligations on us. The application and interpretation of U.S. and international data protection requirements are constantly evolving and are subject to change, creating a complex compliance environment, which could increase our compliance costs, limit the data we can collect, and restrict how we use such data to improve product performance, any of which could adversely affect our business and financial condition. In some cases, these requirements may be either unclear in their interpretation and application, or they may have inconsistent or conflicting requirements with each other. We are in the process of formalizing our data protection policies and procedures, and there can be no assurance that our current practices are or will remain sufficient to satisfy all applicable requirements. Failure or perceived failure to comply with applicable laws, regulations and other requirements relating to the privacy, security, consumer protection, and processing of Personal Information, has in the past, and could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

Our collection and processing of operational data, video and other sensor data from customer facilities, which may include personal information about workers, subjects us to evolving U.S. and international privacy, technology regulation and AI-governance laws, including the EU AI Act and analogous regimes. Compliance with these overlapping and evolving legal frameworks could require significant investment, limit the data we can collect and use to improve product performance, and expose us to fines, litigation and reputational harm in the event of noncompliance.

In connection with running our business, our products collect and process operational data, video, and other sensor data from customer facilities, which may include Personal Information about workers such as images, movement patterns, and behavioral data. This data collection subjects us to evolving U.S. privacy and AI-governance laws. To the extent that we deploy our products at customer facilities located in the European Union, we may also become subject to international regulatory frameworks, such as the EU AI Act and analogous regimes that may classify our products as high-risk AI systems requiring enhanced documentation, transparency, and human oversight obligations, as well as other regimes that may regulate data generated by our products. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application, or they may have inconsistent or conflicting requirements with each other. Compliance with these overlapping and evolving legal frameworks could require significant investment in data governance infrastructure and human and technology resources, limit the data we can collect and use to improve product performance and safety, and constrain our ability to deploy products in certain jurisdictions. It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI technologies in our products, or require us to change the way we use AI technologies in a manner that negatively affects the performance of our products. The cost to comply with such laws, regulations, or guidance could be significant and would increase our operating expenses. Actual or perceived noncompliance with such requirements could expose us to substantial fines, litigation (including class actions), customer contract terminations, and operational, financial, and reputational harm.

Our business relies on AI technologies that are subject to a rapidly evolving and fragmented regulatory landscape across multiple jurisdictions, and failure to comply with new or changing AI laws could result in enforcement actions, significant fines, litigation, and restrictions on our ability to develop, deploy, or commercialize our products.

We use AI and machine learning, including proprietary AI and machine learning algorithms and models, as well as third-party generative AI tools used internally to support software development and business operations (collectively, “AI Technologies”) throughout our business, and are making significant investments in this area. For example, we use AI Technologies to develop proprietary AI models that run onboard our robots to perform perception and motion control, and we use third-party generative AI tools internally to support software development and business operations.

The regulatory framework for AI Technologies is rapidly evolving. Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI Technologies, and many federal, state and foreign government bodies and agencies have enacted or are currently considering additional laws and regulations governing AI. Additionally, existing laws and regulations may be enjoined in judicial proceedings, or may be interpreted or enforced in ways that would affect the operation and use of our AI Technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot predict the impact future laws, regulations, or standards, or the market perception of their requirements, may have on our business or how we will respond to these laws or regulations.

In the United States, the regulatory framework for AI Technologies faces significant uncertainty. At the federal level, Congress has yet to enact meaningful AI legislation. Instead, federal policy on AI has been shaped by a series of executive orders that have shifted priorities and requirements substantially depending on the administration in power. In the absence of federal AI legislation, states have filled the void by enacting laws regulating different aspects of AI Technologies. For example, California has enacted laws and regulations related to AI safety protocols, reporting and transparency, among other AI-related topics. In addition, Utah’s Artificial Intelligence Policy Act establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interaction, and the Texas Responsible Artificial Intelligence Governance Act prohibits the development and deployment of AI systems for certain purposes while establishing a regulatory sandbox.

Numerous other states have enacted, passed, or are considering AI-focused legislation, creating a patchwork of regulations and a complex compliance challenge. However, the durability of these laws and the potential of additional state-level legislative activity faces uncertainty following President Trump’s December 2025 Executive Order “Ensuring a National Policy Framework for Artificial Intelligence.” This Executive Order establishes a federal policy favoring a uniform national AI regulatory framework designed to promote innovation and U.S. global competitiveness. The order directs federal agencies to identify, challenge, and potentially pre-empt state and local AI laws that are viewed as inconsistent with or burdensome to this national approach. It remains to be seen how agencies will effectuate this directive, and how states will approach AI legislation moving forward. Any or all of the foregoing regulatory developments could affect our use of AI and our ability to provide, improve or commercialize our services, require changes to our operations and processes, and materially adversely affect our business, results of operations, and financial condition. Further, any failure or perceived failure by us to comply with existing or newly enacted laws, regulations and other requirements relating to AI Technologies could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions.

In Europe, the EU Artificial Intelligence Act (the “EU AI Act”) has entered into force, and establishes a comprehensive, risk-based governance framework for AI in the EU market. The EU AI Act’s obligations are being phased in over time: while certain obligations have applied since February 2025, obligations for high-risk AI systems were originally scheduled to apply from August 2026 (or August 2027, for systems covered by harmonization legislation listed in Annex I), but these deadlines are expected to be extended pursuant to a political agreement among the EU institutions. Once fully applicable, the EU AI Act and the EU Product Liability Directive are expected to have a material impact on the way AI is regulated in the EU. The EU AI Act together with developing guidance and/or decisions in this area, may affect our use of AI Technologies and our ability to provide, improve or commercialize our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition, antitrust, data privacy and consumer protection laws, may be interpreted or enforced in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our products, services, and business and the way in which we use AI Technologies. We may need to expend resources to adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, or to adjust our business plans based on changes to how such laws are enforced, including adapting to loosened regulation to remain competitive, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses could adversely affect our business, financial condition and results of operations. In addition, if we fail or are perceived to fail to comply with these laws and regulations, we may face lawsuits (including class actions), investigations, enforcement actions, negative reputational impacts, and other penalties that materially impact our business.

We may face product liability claims arising from the deployment of our robots in customer warehouses, logistics and facilities, particularly given that our robots operate in close proximity to human workers, and our insurance coverage may not be adequate to cover all potential liabilities. Product liability claims, whether or not meritorious, could be costly to defend, result in substantial damages or settlements, and damage our reputation and customer relationships.

We may face product liability claims arising from the deployment of our humanoid robots in customer warehouses, logistics, and manufacturing facilities, particularly given that our robots operate in close proximity to human workers. The design, manufacture, and deployment of complex humanoid robots in shared human workspaces involves inherent risks of personal injury and property damage. Product liability claims, whether or not meritorious, could be costly to defend, result in substantial damages or settlements, and damage our reputation and customer relationships. Our customer contracts may not effectively limit our liability in the event of safety incidents, defects or damage involving our technology and products. In addition, we may incur substantial costs to enforce any limitations of liability in our customer contracts, and even claims that ultimately are unsuccessful could result in expenditure of significant funds, diversion of management’s time and other resources, harm to our relationships with customers, or damage to our brand and reputation. Further, while we maintain product liability insurance; our insurance coverage may not be adequate to cover all potential liabilities, and any claim that exceeds coverage limits could require us to pay substantial amounts out of our own resources. In addition, product liability claims could result in increased insurance premiums, difficulty obtaining coverage in the future, or conditions imposed by insurers that limit how or where we can deploy our products.

Our agreements with customers require us to indemnify our customers in connection with certain claims relating to the use of our products, technology and claims of intellectual property infringement, which may give rise to significant liability.

Our customer agreements include indemnities in favor of our customers. We could incur significant expenses defending these customers if they are sued for patent infringement, gross negligence, material breach or data breaches based on allegations related to our technology or products. In addition, if a customer was to lose a lawsuit and in turn seek indemnification from us, we could be subject to significant monetary liabilities. While such contracts typically give us multiple remedies for addressing instances of infringements, such remedies may not be available on commercially reasonable terms, or at all, and substitute products may not be acceptable to our customers or partners. Further, if a claim against a customer or partner were successful, a court could enter an injunction preventing the manufacture, use, or sale of the affected products, which could disrupt supply, cause us to lose sales, and require us to redesign or re-engineer our products at substantial cost. Even claims without merit could be time-consuming and expensive to defend, divert management’s attention and resources, damage our reputation, and harm our relationships with customers and manufacturing partners, who may reduce or terminate their business with us.

The maximum potential amount of future payments we could be required to make under these indemnification provisions may be unlimited, and it is not possible to determine the maximum potential exposure due to the unique facts and circumstances involved in each agreement. In addition, we may incur substantial costs to enforce any limitations of liability included in our contracts and, even claims that ultimately are unsuccessful, could result in our expenditure of significant funds, diversion of management’s time and other resources, harm to our relationships with our partners, or damage to our brand and reputation.

Our robotic platforms must comply with applicable Federal Communications Commission rules with respect to RF spectrum usage, emissions standards, and device certifications. Failure to obtain or maintain required FCC certifications could delay product shipments, result in fines, or require costly product modifications.

Our robotic platforms must comply with applicable Federal Communications Commission rules with respect to any radio frequency spectrum utilized for communications, the power level and frequency of any RF energy emitted, and any conditions imposed by the FCC on device certifications issued to us or to third parties for any modular transmitters installed in our devices. Such rules require, among other things, specific consumer disclosures with respect to RF emissions and proper installation and operation of the device components. Failure to obtain or maintain required FCC certifications could delay product shipments, result in fines or penalties, require costly product modifications, or limit the functionality of our products. Changes in FCC rules or spectrum allocation policies could also increase compliance costs or require modifications to our communication systems.

Investments in us may be subject to U.S. and foreign regulations governing direct and indirect foreign acquisitions of and investments in U.S. businesses, including review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS review could delay or prohibit certain investments in us or impose conditions that limit our operational flexibility.

Investments in us may be subject to U.S. and foreign regulations governing direct and indirect foreign acquisitions of and investments in U.S. businesses, including review by the CFIUS. CFIUS has the authority to review transactions that could result in foreign control of, or certain foreign non-controlling investments in, U.S. businesses involved in critical technologies, critical infrastructure, or sensitive personal data. Given the potential defense and national security applications of humanoid robotics and AI-enabled systems, our business may fall within CFIUS’s jurisdiction. CFIUS review could delay or prohibit certain investments in us, impose conditions on approved transactions that limit our operational flexibility or require divestiture of certain assets, or deter potential foreign investors from participating in future financing rounds. Any of these outcomes could limit our access to capital and adversely affect our business.

Changes in tax laws could adversely affect our financial condition and the value of our Common Stock. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation.

Changes in tax laws or their interpretation could adversely affect our financial condition and the value of our Common Stock. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or their interpretation, and the outcome of tax audits or examinations. In addition, we have incurred losses during our history and do not expect to become profitable in the near future; to the extent that we generate taxable losses, unused losses will carry forward to offset future taxable income, if any, but the deductibility of such net operating loss carryforwards may be limited under applicable tax law, including as a result of ownership changes from the Business Combination and future equity issuances or other transactions.

We may be subject to litigation, claims, and legal proceedings in the ordinary course of business, including, but not limited to, intellectual property infringement claims, employment claims, and commercial disputes, the outcomes of which are uncertain. Defending against such proceedings can be costly and time-consuming, and an adverse outcome could result in significant damages, injunctions, or other remedies that materially harm our business.

We may be subject to litigation, claims, and legal proceedings in the ordinary course of business, including, but not limited to, intellectual property infringement claims, product liability claims, employment claims, government contract disputes, and commercial disputes, the outcomes of which are uncertain. Defending against such proceedings can be costly and time-consuming, divert management attention from business operations, and result in adverse publicity. An adverse outcome in any such proceeding could result in significant damages, injunctions, or other remedies that materially harm our business, financial condition, or reputation. In addition, the assertion of claims against us, even if ultimately unsuccessful or without merit, could have a negative impact on customer confidence and our ability to enter into new business relationships.

We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, and contractual protections to protect our intellectual property, and these rights may be challenged, invalidated, circumvented, or insufficient to provide meaningful competitive advantage. If we are unable to adequately protect our intellectual property rights, competitors may be able to replicate our innovations, which could erode our market position and adversely affect our business.

Our success depends in part on our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our products and services. We rely on a combination of patents, trademarks, copyrights, trade secrets and other intellectual property laws, as well as contractual protections, including employee and third-party non-disclosure agreements and other contractual restrictions, to establish and protect our intellectual property and proprietary rights. However, the steps we have taken to protect our intellectual property may not be sufficient or effective, these protections and may not prevent competitors from independently developing similar technologies or designing around our patents.

We have applied for patent protection relating to certain aspects of our platform, products, processes and services. Our patent applications may not result in issued patents, and our issued patents may be challenged, invalidated, or circumvented by competitors, or may not be of sufficient scope or strength to provide our technologies with any meaningful protection or our business with any commercial advantage. For example, third parties, including our competitors, may assert patents relating to technologies that overlap or compete with our technology and seek to charge us a licensing fee or otherwise preclude the use of our technology. Additionally, the process of obtaining patent protection is expensive, time consuming and sometimes unpredictable, and we may not be able to file and prosecute all necessary or desirable patent applications, or we may not be able to do so at a reasonable cost or in a timely manner. Furthermore, patents have a finite term and competitors and other third parties may have offerings identical or similar to those covered by our patents after their expiration. Some patent applications in the United States are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or the first to file patent applications on such inventions. Further, competitors may infringe our patents, and we may not have adequate resources to enforce our patents against third parties.

We rely in part on trade secrets and other unpatented proprietary information to maintain our competitive position. The confidentiality and invention assignment agreements we enter into with our employees, consultants and other third parties may not provide meaningful protection or remedies with respect to our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. Use of generative AI tools by our employees, partners or service providers may unintentionally upload or reveal our confidential information to third-party AI providers, which could disclose trade secrets and weaken our competitive position. Trade secrets, know-how or other proprietary information may also be willfully or unintentionally disclosed, including by employees, who may leave our company to join our competitors. To the extent that our employees, consultants, contractors, and other third parties use intellectual property rights or other technology or materials owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and any recovery from a litigation may be insufficient to address any harm we have suffered. Our trade secrets may also be independently developed, reverse-engineered or otherwise compromised by competitors, third parties or our employees, which could cause us to lose the competitive advantage derived from such trade secrets. In addition, competitors may independently develop technologies that are substantially equivalent or superior to our proprietary technology without infringing our intellectual property. The occurrence of any of these events could impede our ability to effectively compete against competitors with similar products and services. If we are unable to adequately protect our proprietary technology, competitors may be able to replicate our innovations, which could erode our market position and competitive advantage.

We also rely on our trademarks, service marks, domain names and other source identifiers to distinguish our products and offerings from those of our competitors. We cannot guarantee that these measures will be adequate or that we have secured, or will be able to secure, appropriate trademark protection for all of our proprietary rights in selected jurisdictions. When we update a brand name or logo or when we enter a new territory, we may decide to submit new trademark applications, but there is no guarantee that a new trademark in a new territory can be successfully registered where we do not have an existing registration for those or similar trademarks. In addition, effective trademark protection may be unavailable or limited for some of our trademarks in some foreign countries in which we operate. Further, we may be unable to prevent competitors or other third parties from acquiring or using domain names or trademarks that are similar to, infringe upon, misappropriate, or diminish the value of our trademarks and domain names. In addition, our trademark applications may not be approved, and third parties may oppose our trademark applications or otherwise challenge our use of our trademarks; if our trademarks are successfully challenged, we could be forced to rebrand affected products and offerings, which could result in loss of goodwill and brand recognition and require us to devote resources to advertising and marketing new brands.

Monitoring unauthorized use of our intellectual property is difficult and costly, and we may be unable to detect infringement of our intellectual property rights. Even if we detect such violations and decide to enforce our intellectual property rights, our enforcement efforts may be unsuccessful, may be time-consuming and expensive, may divert management’s attention, and may result in a ruling that our intellectual property rights are unenforceable or invalid.

We may face intellectual property infringement and misappropriation claims from third parties that could be very costly to defend, result in injunctions, damages, or compulsory licensing, and limit our ability to use key technologies. We could be required to redesign products or enter into licensing arrangements on unfavorable terms.

We, our partners or customers, or other parties with which we have a relationship, including parties indemnified by us, may face intellectual property infringement and misappropriation claims from third parties, including competitors, patent assertion entities, and other rights holders. Any intellectual property claim against us, regardless of merit and even if we ultimately prevail, could be very costly to defend, divert management attention, hurt goodwill associated with our brand, or result in injunctions that prevent us from using key technologies and require us to pay substantial damages or licensing fees. If we are determined to have infringed upon a third party’s intellectual property rights or are subject to any other adverse judgment or settlement, we may be required to do one or more of the following: (i) cease selling, incorporating, or using products or offering goods or services that incorporate or use the intellectual property that we allegedly infringe, misappropriate, or otherwise violate; (ii) pay substantial royalty or license fees, damages, or other amounts; (iii) seek a license from the holder of the allegedly infringed intellectual property right, which license may not be available on commercially reasonable terms, or at all, and even if available may be non-exclusive or require significant ongoing royalty payments; or (iv) rebrand, redesign or reengineer our platform or other technology, goods or services, which may be costly, time-consuming or impossible. In the robotics and AI industries, there is significant uncertainty regarding the scope of many patents and other intellectual property rights, and the risk of infringement claims may increase as our products gain market visibility and as the number of patents in the humanoid robotics field grows.

Our intellectual property rights outside of the United States may be limited or more difficult to enforce due to variations in foreign IP laws, registration requirements, and judicial systems. Our inability to protect our proprietary technology in key foreign markets could enable competitors to use our innovations without authorization, reducing our competitive advantage internationally.

Our intellectual property rights outside of the United States may be limited or more difficult to enforce due to variations in foreign IP laws, registration requirements, and judicial systems. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and the mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Our competitors may operate in countries where we do not have patent protection and can freely use our technologies and discoveries in such countries to the extent such technologies and discoveries are publicly known or disclosed in countries where we do not have patent protection. Even where patents are issued, competitors may develop technologies that achieve similar results without infringing our patents, including by designing around our patent claims. As we expand internationally, our inability to protect our proprietary technology in key foreign markets could enable competitors to use our innovations without authorization, reducing our competitive advantage internationally and potentially allowing competitors to develop and market competing products in those jurisdictions.

We may be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of an employee’s former employers. Litigation may be necessary to defend against these claims.

We may be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of an employee’s former employers. Many of our employees were previously employed at other robotics, technology, or engineering companies, and we may face allegations that these employees have brought proprietary knowledge or confidential information from their prior employers into their work for us. Litigation may be necessary to defend against these claims, which can be costly, time-consuming, and distracting to management. Even if we are successful in defending such claims, the process could be expensive and damaging to our reputation and our ability to recruit qualified personnel from competitor organizations.

If a key in-license, university license, or other technology license is terminated or becomes non-exclusive, we could lose rights to use technologies that are critical to our products and operations. Our ability to commercialize our products may depend on maintaining certain license agreements, and any adverse change in the terms of these licenses could materially impair our business.

We rely and may in the future rely on certain technology licenses, including in-licenses from universities, research institutions, or other third parties, to access technologies that are incorporated into or critical to our products and operations. If a key license is terminated, becomes non-exclusive, or is subject to adverse changes in terms, we could lose rights to use technologies that are important to our products. Our ability to commercialize our products may depend on maintaining certain license agreements in good standing, and any failure to meet our obligations under these agreements — including royalty payments, diligence requirements, or commercialization milestones — could result in termination or modification of the license. The loss of key technology licenses could require us to develop alternative technologies or enter into new licensing arrangements on less favorable terms, which could be time-consuming, expensive, and may not be feasible. Further, licensing technologies from third parties exposes us to increased risk of being the subject of intellectual property infringement claims due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we conduct our business. In addition, our licensors may have limited financial resources or may otherwise be unable to indemnify us against third-party infringement claims arising from our use of the licensed technology.

Humanoid robots operating in shared workspaces with humans are subject to evolving safety standards. Changes in or new interpretations of these standards could increase our compliance costs, require product modifications or restrict deployment of our humanoid robot, Digit, at customer facilities. As the first humanoid robots enter commercial deployment at scale, regulators may impose new or more stringent requirements that could disproportionately affect our business.

Humanoid robots operating in shared workspaces with humans are subject to evolving safety standards, including ANSI/A3 R15.08 and under development like ANSI/A3 TR R15.108 and ISO 25785-1 humanoid-specific standards and ISO/IEC 22440, ISO/IEC 25223 series. These standards are applied in the United States as the state-of-the-art for OSHA task and hazard assessment and risk-reduction obligations. As the first humanoid robots enter commercial deployment at scale, safety standards are likely to evolve, and regulators may impose new or more stringent requirements on manufacturers and operators of humanoid robotic systems. Changes in or new interpretations of these standards could increase our compliance costs, require product modifications, certification delays, or restrict deployment of Digit at customer facilities. Any failure by us to achieve or maintain compliance with applicable certifications or quality standards could result in regulatory enforcement, customer contract terminations, and reputational harm. New regulatory requirements that disproportionately affect humanoid robots — as compared to conventional automation — could reduce the economic value proposition of our products and limit market adoption.

Further, our membership in industry standards bodies (such as ISO and ANSI) may, in certain circumstances, subject us to mandatory licensing requirements with respect to our intellectual property as set forth in the terms of such membership. We must approach participation in the adoption of standards by industry standards bodies (such as the International Organization for Standardization, “ISO,” and the American National Standards Institute, “ANSI”) cautiously to ensure that none of our patents would be subject to such mandatory licensing obligations.

Public concern regarding job displacement from humanoid robotics may lead to additional federal, state, local or international legislation regulating, taxing or restricting the deployment of humanoid robots in the workplace. Proposals for “robot taxes,” automation levies or mandatory human-to-robot staffing ratios, if enacted, could increase the cost of deploying Digit, reduce the economic value proposition of our products relative to human labor, and materially adversely affect customer demand and our business prospects.

Public concern regarding job displacement from humanoid robotics may lead to additional federal, state, local, or international legislation regulating, taxing, or restricting the deployment of humanoid robots in the workplace. Proposals for ‘robot taxes,’ automation levies, or mandatory human-to-robot staffing ratios have been raised in various jurisdictions, and if enacted, such measures could increase the cost of deploying Digit, reduce the economic value proposition of our products relative to human labor, and materially adversely affect customer demand and our business prospects. Even the threat of such legislation could cause potential customers to delay or reduce planned deployments of humanoid robots while they assess the regulatory landscape. In addition, labor organizations may advocate for legislation that restricts or conditions the deployment of humanoid robots in unionized workplaces, further constraining our addressable market.

General Risk Factors

Our employees, independent contractors, vendors, and other third parties may engage in misconduct or other improper activities, including violations of laws and regulations, that could adversely affect our business. Such misconduct could include fraud, data theft, violations of government contracting requirements, or other illegal activities that we may not be able to prevent or detect, and that could result in legal proceedings, fines, and reputational damage.

Our employees, independent contractors, vendors, and other third parties may engage in misconduct or other improper activities that we may not be able to prevent or detect. Such misconduct could include intentional, reckless, or negligent conduct that violates laws and regulations, including fraud, data theft, violations of government contracting requirements, bribery, environmental violations, safety violations, or other illegal activities. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent such activity may not be effective. If any such actions are instituted against us as a result of employee or third-party misconduct, and we are not successful in defending ourselves or asserting our rights, those actions could result in significant civil or criminal penalties, including fines, suspension or debarment from government contracting, and reputational damage that could have a material adverse effect on our business.

Adverse global economic, political, and geopolitical conditions, including ongoing armed conflicts and trade tensions, could disrupt our supply chain, customer demand, and capital markets access. Escalating geopolitical instability, sanctions regimes, and trade disputes could increase costs, limit our ability to operate in certain markets, and reduce investor confidence in growth-stage companies.

Adverse global economic, political, and geopolitical conditions, including ongoing armed conflicts, trade tensions, and sanctions regimes, could disrupt our supply chain, customer demand, and access to capital markets. Global economic uncertainty may reduce customer willingness to invest in new automation technologies, delay purchasing decisions, or result in reduced deployment volumes. Escalating geopolitical instability, trade disputes, and the imposition of new sanctions could increase our costs, limit our ability to source components from certain regions, restrict our ability to operate or sell in certain markets, and reduce investor confidence in growth-stage companies. In addition, armed conflicts and regional instability may disrupt global logistics networks, increase transportation costs, and create uncertainty in commodity pricing that affects our supply chain and operating costs.

Our forecasts, projections, and other forward-looking information are based on management assumptions that may prove incorrect, and our actual results may differ materially from those anticipated. Financial projections for early stage technology companies are inherently uncertain, and investors should not place undue reliance on any projected operational or financial information included in this prospectus.

Our forecasts, projections, and other forward-looking information are based on management assumptions that may prove incorrect. Financial projections for early-stage technology companies operating in nascent markets are inherently uncertain and subject to significant risks. The variables that will impact our future actual financial and operating performance are subject to change over time, and there is no guarantee that anticipated revenues, margins, or customer adoption rates will be achieved. Unfavorable changes in key assumptions for currently anticipated future performance — including customer demand, pricing, adoption rates, deployment timelines, manufacturing costs, and the competitive environment — could cause our actual results to differ materially from those anticipated. Investors should not place undue reliance on any such forward-looking information included in this prospectus, as actual results may differ materially from those that are expressed or implied by such forward looking statements.

Climate change and related regulatory developments may adversely affect our facilities, operations, and supply chain over the long term. Increasing frequency of extreme weather events, evolving climate-related disclosure requirements, and potential carbon pricing or emissions regulations could increase our operating costs and require changes to our business practices.

Climate change and related regulatory developments may adversely affect our facilities, operations, and supply chain over the long term. The increasing frequency and severity of extreme weather events — including wildfires, floods, droughts, hurricanes, and extreme temperatures — could disrupt operations at our facilities, damage supplier facilities, and interrupt logistics networks that are critical to our production and delivery schedules. In addition, evolving climate-related disclosure requirements, including those adopted or proposed by the SEC (which the SEC proposed to rescind in May 2026), state regulators, and international bodies, could impose additional reporting obligations and compliance costs on us. Potential carbon pricing mechanisms, emissions regulations, or sustainability requirements imposed by customers could also increase our operating costs and require changes to our business practices, manufacturing processes, or supply chain management.

Compliance with environmental, health and safety laws and regulations, including laws and regulations relating to the generation, handling and disposal of hazardous materials, and product end-of-life risks could increase our operating costs and require changes to our business practices.

Our operations are subject to extensive and evolving federal, state, local, and international laws, regulations, and other requirements relating to pollution, protection of the environment and natural resources, protection of human health and safety, and the generation, management, storage, use, emission, discharge, release, and disposal of hazardous and other regulated substances and wastes. Certain environmental laws, including, but not limited to, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. Applicable environmental, health, and safety laws and regulations may increase compliance costs, including requiring capital expenditures for pollution control equipment, and may affect our manufacturing processes or the use of raw materials or hazardous substances, including lithium-ion batteries. Failure to comply with such laws and regulations may result in civil and criminal enforcement proceedings, which may, in turn, result in the imposition of fines and penalties or restrictions on or the closure of our operations or facilities.

Our facilities and operations require permits and licenses under applicable environmental laws and regulations, and failure to obtain, maintain, or comply with such permits could result in fines, penalties, enforcement actions, or facility closure. As our operations scale, we may face increased scrutiny from regulatory agencies regarding waste management, air emissions, water usage, and wastewater discharge. Current and future environmental laws and regulations may impose stricter requirements on our operations, and changes in interpretation or enforcement of existing laws could materially increase compliance costs. We may also become subject to emerging environmental regulations specific to electronics, robotics, or battery-containing products, including, but not limited to, requirements for product take-back, recycling, and end-of-life management.

Strategic alliances, joint ventures, acquisitions, or in-license arrangements may not yield the anticipated benefits and may subject us to additional risks. We may not be able to identify suitable partners or acquisition targets, and any completed transactions may fail to achieve expected synergies, distract management, or result in integration challenges that adversely affect operations.

We have entered into or may seek to enter into strategic alliances, joint ventures, minority equity investments, acquisitions, collaborations, and in-license arrangements to advance our technology, expand our product offerings, or enter new markets. There is no guarantee that any of these partnerships or acquisitions would lead to binding agreements or lasting or successful business relationships with third parties. If any of these relationships are established, they may subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party, increased expenses in establishing new relationships, distraction of management, difficulty integrating acquired businesses or technologies, and potential failure to achieve expected synergies. In addition, we may not be able to identify suitable partners or acquisition targets, and any completed transactions may fail to achieve expected benefits, result in unforeseen liabilities, or adversely affect operations. The identification of suitable acquisition or strategic partnership candidates can be costly and time-consuming and can distract our management team from current operations.

Health epidemics, pandemics, natural disasters, and other catastrophic events could disrupt our operations, supply chain, and customer demand. Such events may cause facility closures, employee absences, logistics disruptions, and reduced customer spending, any of which could materially adversely affect our business and financial results.

Health epidemics, pandemics, natural disasters, and other catastrophic events could disrupt our operations, supply chain, and customer demand. Our operations, engineering activities, and customer deployments, cannot all be conducted remotely and often require on-site access to materials, equipment, and customer facilities. Events such as pandemics, earthquakes, floods, fires, power outages, or acts of terrorism could cause facility closures, employee absences, logistics disruptions, and reduced customer spending. In addition, such events could disrupt our suppliers’ operations, creating component shortages that delay production. We have customers and suppliers with operations in varying locations and industries, and catastrophic events affecting any significant portion of our supply chain or customer base could materially adversely affect our business, financial condition, and results of operations.

Evolving environmental, social and governance (ESG) or sustainability disclosure and reporting obligations may impose additional compliance burdens and liability exposure.

We may become subject to ESG or sustainability disclosure and reporting requirements imposed by regulators, stock exchanges, or institutional investors that require us to collect, measure, and report on ESG or sustainability metrics, including greenhouse gas emissions, that we have not historically tracked. Evolving ESG and sustainability regulatory frameworks, including proposed SEC climate disclosure rules (which the SEC proposed to rescind in May 2026), state-level disclosure requirements, and international reporting standards such as the EU Corporate Sustainability Reporting Directive (CSRD) and related frameworks, may require us to devote significant resources to data collection, verification, and disclosure. Our failure to meet investor or regulatory expectations regarding ESG or sustainability matters, or to accurately report on ESG or sustainability metrics, could damage our reputation, reduce access to capital, and adversely affect our ability to attract and retain employees, customers, and business partners. Any failure to achieve ESG or sustainability targets set by us could similarly damage our reputation, reduce access to capital, and adversely affect our ability to attract and retain employees, customers, and business partners. The lack of standardized ESG or sustainability metrics and evolving disclosure requirements create uncertainty regarding compliance obligations and may result in increased compliance costs, potential liability for misstatements, and reputational risk.

Additional Risks Related to Ownership of Our Common Stock and Our Operation as a Public Company

The market price of our Common Stock may be volatile and could decline substantially, regardless of our operating performance.

The market price of our Common Stock may be volatile and could fluctuate substantially due to market sentiment, sector rotation, short selling, general economic and market conditions, changes in securities analysts’ estimates, the release of our financial reports and factors specific to our business. The trading price of our Common Stock may decline for reasons unrelated to our operating performance, and stockholders may experience significant losses on their investment.

We may be required to take write-downs, write-offs, restructuring or impairment charges that could negatively impact our financial condition, results of operations and stock price.

We may be required to take write-downs, write-offs, restructuring or impairment charges as a result of operating issues, changes in market conditions, unforeseen liabilities or other factors. Any such charges could negatively affect our financial condition, results of operations and stock price and could contribute to negative market perception of our business and securities.

Our indemnification obligations to our officers and directors may require substantial payments and divert funds from our operations.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. If we are required to satisfy indemnification obligations, the costs could be substantial and could divert funds from our operations and growth initiatives. There may not be sufficient funds available to satisfy indemnification claims, particularly if we do not have adequate directors’ and officers’ liability insurance coverage to offset those expenses. The cost of obtaining and maintaining adequate D&O insurance may also increase, further impacting our operating expenses.

The unaudited pro forma financial information included in this prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The unaudited pro forma condensed combined information does not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma financial information included in this prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or what the financial position or results of operations will be in the future. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The unaudited pro forma condensed combined information does not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed dates. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information due to factors including, but not limited to, changes in operating expenses, customer demand, and market conditions.

We may redeem the Public Warrants for cash when the price per share of our Common Stock equals or exceeds $18.00.

Beginning 30 days after the Closing, we may redeem the outstanding Public Warrants for cash:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

●	if, and only if, the last reported sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders.

We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Common Stock is available throughout such 30-trading-day period and the 30-day redemption period.

There is no guarantee that the Warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price of our Warrants is $11.50 per share of Common Stock. There is no guarantee that our Warrants will ever be in the money before expiration, and they may expire worthless. In addition, the terms of our Warrants may be amended in a manner adverse to holders with the approval of the holders of at least 50% of the outstanding Warrants.

Sales of substantial amounts of our Common Stock by our existing stockholders, including the Sponsor, PIPE Investors and Legacy Agility Holders with registration rights, could cause the market price of our Common Stock to decline.

Certain of our stockholders, including the Sponsor, PIPE Investors and Legacy Agility Holders, hold registration rights that may require us to register shares for resale. Substantial sales of our Common Stock, including following the expiration of applicable lock-up periods, or the perception that such sales could occur, could cause the market price of our Common Stock to decline significantly. The registration and availability for sale of a large number of shares could create downward pressure on our stock price, even if the holders do not actually sell their shares, and could make it more difficult for us to raise additional capital through equity offerings at prices favorable to existing stockholders.

Our Certificate of Incorporation and Bylaws contain anti-takeover provisions that could delay or prevent a change in control, even if such a transaction would benefit stockholders.

Our Certificate of Incorporation and Bylaws contain anti-takeover provisions that could make it more difficult for a third party to acquire control of us without the consent of our Board. These provisions may include a classified board of directors, supermajority voting requirements for certain corporate actions, restrictions on stockholder action by written consent, limitations on the ability of stockholders to call special meetings, and advance notice requirements for stockholder proposals and director nominations. These provisions could entrench current management, deprive stockholders of the opportunity to receive a premium for their shares in a change-of-control transaction and discourage potential acquirers from attempting to obtain control.

Sales by the Selling Securityholders under this prospectus could cause the market price of our Common Stock to decline.

The shares of Common Stock offered by the Selling Securityholders pursuant to this prospectus represent approximately            % of our outstanding Common Stock. Sales of these shares, or the perception that these sales may occur, could place downward pressure on the market price of our Common Stock. The Sponsor and certain Legacy Agility Holders are subject to lock-up restrictions that expire on or after            , 2027, while the PIPE Shares are not subject to lock-up restrictions. The expiration of lock-up restrictions or the effectiveness of this prospectus could make it easier for Selling Securityholders to sell substantial amounts of our Common Stock, which could cause our stock price to decline.

Certain Selling Securityholders acquired securities at prices significantly below the current market price and may earn positive returns while public holders experience losses.

The Sponsor acquired 13,800,000 Founder Shares for an aggregate of $25,000, or approximately $0.003 per share. The Sponsor also acquired private placement units at $10.00 per unit, and the PIPE Investors acquired shares at $10.00 per share. These acquisition prices may be significantly below the recent market price of our Common Stock, which was $            as of November            , 2026. As a result, certain Selling Securityholders may realize positive returns on sales of their securities even if public holders experience a loss on their investment. The aggregate profit that may be realized by these Selling Securityholders is approximately $           , based on the recent market price and the number of securities sold.

We will not receive any proceeds from sales of shares by the Selling Securityholders, except for cash proceeds from the exercise of Warrants, and those proceeds depend on the Warrants being in the money.

We will not receive any proceeds from the sale of shares by the Selling Securityholders. We will receive proceeds only if holders exercise Warrants for cash, and any such proceeds depend on the trading price of our Common Stock exceeding the exercise price of the Warrants and the Warrants otherwise being exercisable. We cannot predict whether any Warrants will be exercised, and the proceeds from any cash exercises may be substantially less than anticipated or may be zero.

Rule 144 may not be available for resales of our securities by former shell company securityholders until applicable conditions are satisfied.

We were formerly a shell company. As a result, holders of our restricted securities may not be able to rely on Rule 144 for resales until the conditions applicable to former shell companies are satisfied, including the requirement that we have ceased to be a shell company and have filed the information required by Rule 144(i)(2) at least one year before the proposed sale, in addition to the other applicable requirements of Rule 144. These limitations may delay or prevent certain securityholders from selling their securities and could reduce the liquidity of our Common Stock.

Future issuances of our Common Stock or securities convertible into or exercisable for our Common Stock could result in significant dilution and cause the market price of our Common Stock to decline.

We may issue additional shares of Common Stock or other equity securities of equal or senior rank in the future in connection with capital-raising initiatives, investments, acquisitions, repayment of indebtedness, equity compensation plans or other corporate purposes. Any such issuance, including an issuance of securities convertible into or exercisable for Common Stock, could dilute existing stockholders’ ownership interest, increase the number of shares eligible for resale and adversely affect the market price of our Common Stock. Additional equity issuances could also reduce the voting power and relative economic interest of existing stockholders.

Because we do not currently plan to pay cash dividends on our Common Stock for the foreseeable future, investors may not receive any return on their investment unless they sell their Common Stock for a price greater than the price they paid.

We do not currently anticipate paying any cash dividends on our Common Stock for the foreseeable future. We intend to retain all available funds and future earnings, if any, for use in the operation and growth of our business. Because we do not anticipate paying dividends, investors may not receive any return on their investment unless they sell their Common Stock for a price greater than the price they paid. Any determination to pay dividends in the future will be at the discretion of our Board and will depend upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our Board deems relevant.

An active trading market for our securities may not develop or, if developed, may not be sustained, and the price of our securities may fluctuate significantly.

An active trading market for our securities may never develop or, if developed, may not be sustained. The lack of an active market may impair stockholders’ ability to sell their shares at the time they wish or at a price they consider reasonable. The price of our securities may fluctuate significantly due to general economic conditions, our financial condition and operating results, the release of our financial reports, changes in securities analysts’ estimates and other factors largely beyond our control. If an active market is not established and sustained, you may be unable to sell your securities or may be forced to sell them at an unfavorable price.

If securities or industry analysts do not publish research about us, or publish unfavorable research, our stock price and trading volume could decline.

The trading market for our Common Stock will depend in part on the research reports that securities and industry analysts publish about us and our business. We may not attract or maintain adequate research analyst coverage. If securities or industry analysts do not commence coverage of us, or if one or more analysts who cover us downgrade our stock, publish unfavorable research or cease covering us, our stock price and trading volume could decline. If our operating results fail to meet the expectations of analysts who cover us, our stock price could also decline.

If our operating performance or growth does not meet the expectations of investors, stockholders or financial analysts, the market price of our Common Stock may decline.

The market value of our Common Stock will depend on many factors, including our ability to achieve anticipated revenue, margins and growth targets; the pace and scale of commercial deployments; customer adoption of the RaaS model; competition; and general conditions in the robotics and technology sectors. Any failure to meet expectations, whether due to factors within or outside our control, could result in a significant decline in the trading price of our Common Stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and executive officers.

Compliance with SEC reporting requirements, the Sarbanes-Oxley Act, stock exchange listing standards and other regulatory requirements involves substantial costs and demands significant management time and attention. We expect to incur significant legal, accounting, insurance and other expenses as a public company that we did not incur as a private company. These increased costs and administrative burdens could have a material adverse effect on our business, prospects, financial condition and operating results, particularly given our early stage of operations and limited administrative resources.

If our operating and financial performance does not meet the guidance we provide to the public or the expectations of investment analysts, the market price of our Common Stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any guidance will consist of forward-looking statements subject to the risks and uncertainties described in this prospectus. Our actual results may not always be in line with or exceed any guidance we provide, particularly in times of economic uncertainty. If our operating or financial results do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Common Stock may decline. There can be no assurance that we will continue to issue public guidance in the future.

Our financial results may vary significantly from quarter to quarter.

We expect revenue and operating results to vary from quarter to quarter. We may incur significant operating expenses during the start-up and early stages of large contracts and may not be able to recognize corresponding revenue in that same quarter. We may also incur additional expenses when contracts are terminated or expire and are not renewed, or when customers are newly acquired. Additionally, payments due to us from our customers may be delayed for a variety of reasons, and these delays could cause significant fluctuations from quarter to quarter.

Additional factors that may cause our financial results to fluctuate from quarter to quarter include those addressed elsewhere in this “Risk Factors” section and the following factors, among others:

●	the terms of customer contracts that affect the timing of revenue recognition;

●	labor availability and costs for hourly and management personnel;

●	profitability of our products, especially in new markets;

●	changes in interest rates;

●	impairment of long-lived assets;

●	macroeconomic conditions, both nationally and locally;

●	size and scope of our revenue arrangements with our customers;

●	negative publicity relating to our products;

●	changes in customer preferences and competitive conditions;

●	the loss of strategic relationships or existing contracts with any customer;

●	lengthy customer sales cycle, leading to difficulty in forecasting the timing of purchasing decisions;

●	expansion to new markets; and

●	fluctuations in commodity prices.

Significant fluctuations in our operating results for a particular quarter could cause us to fall out of compliance with the financial covenants related to our debt, which if not waived, could restrict our access to capital and cause us to take extreme measures to pay down the debt, if any.

Short sellers may engage in manipulative activity intended to drive down the market price of our Common Stock, which could also result in related regulatory and governmental scrutiny, among other effects.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of later buying lower-priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller of our Common Stock for the price to decline. At any time, short sellers may publish, or arrange for the publication of, opinions or characterizations that are intended to create negative market momentum. Issuers like us, whose securities have historically had limited trading history or volumes and/or have been susceptible to relatively high volatility levels can be vulnerable to such short seller attacks. Short selling reports can cause increased volatility in an issuer’s stock price and result in regulatory and governmental inquiries. A short seller report about us could result in an inquiry or formal investigation from a governmental organization or other regulatory body, including any inquiry from the SEC or the U.S. Department of Justice, which could result in a material diversion of our management’s time and could have a material adverse effect on our business and results of operations.

Our business and operations could be negatively affected if we become subject to securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of our business and growth strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the price of our Common Stock or other reasons may in the future cause us to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert our management’s and our board’s attention and resources from the business, which may adversely affect our business, financial condition and results of operations. Such matters could also create uncertainty as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. We may also be required to incur significant legal fees and other expenses related to securities litigation and activist stockholder matters.

Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

The provisions of our Certificate of Incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against our directors and officers, by limiting plaintiffs’ ability to bring a claim in a judicial forum that they find favorable.

Our Certificate of Incorporation (the “Certificate of Incorporation”) provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will be the sole and exclusive forum for (i) any derivative claim or cause of action brought on behalf of us, (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of ours to us or our stockholders, (iii) any claim or cause of action against us or any current or former director, officer or other employee of ours arising out of or pursuant to any provision of the DGCL or our Certificate of Incorporation or our bylaws (the “Bylaws”), as either may be amended from time to time, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or Bylaws, as either may be amended from time to time, (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (vi) any claim or cause of action against us or any current or former director, officer or other employee of ours governed by the internal affairs doctrine or otherwise related to our internal affairs. The Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder, including all causes of action asserted against any defendant to such complaint. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriter for any offering giving rise to such complaint and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

These provisions may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against our directors and officers, by limiting plaintiffs’ ability to bring a claim in a judicial forum that they find favorable. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the Certificate of Incorporation to be inapplicable or unenforceable in such action.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We are an “emerging growth company” within the meaning of the Securities Act, and to the extent that we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for the securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

If we cease to be an emerging growth company, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

Our Warrants, and any shares issued upon their exercise, could increase the number of shares eligible for future resale and dilute our stockholders.

There are 4,190,000 of our Warrants outstanding, each exercisable for one share of our Common Stock at an exercise price of $11.50 per share, subject to adjustment. If the Warrants are exercised, additional shares of our Common Stock will be issued, which will dilute existing stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of those shares, or the perception that the Warrants may be exercised, could adversely affect the market price of our Common Stock.

We may issue additional shares of common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to its stockholders.

We may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, capital-raising initiatives, future investments and acquisitions, or repayment of outstanding indebtedness, in most cases without stockholder approval.

In addition, pursuant to the Incentive Plan and the ESPP, we expect to issue additional shares of common stock, or securities exercisable for shares of common stock. Once shares are issued pursuant to the Incentive Plan and the ESPP, those shares will become eligible for sale in the public market, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. A total number of shares representing 13% of our outstanding common stock has been reserved for future issuance under the Incentive Plan. A total number of shares representing 2% of our common stock has been reserved for future issuance under the ESPP. We anticipate filing one or more registration statements on Form S-8 under the Securities Act to register shares of common stock or securities convertible into or exchangeable for our issued common stock pursuant to the Incentive Plan and the ESPP. Any such Form S-8 registration statements has or will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In addition, under certain of our agreements with customers, we issued warrants that vest proportionately upon the delivery of our products under the contracts. The exercise of such warrants would increase the number of shares eligible for future resale in the public market and result in dilution to its stockholders.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

●	existing stockholders’ proportionate ownership interest will decrease;

●	the number of shares eligible for resale in the public market will increase;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each share of previously outstanding common stock may be diminished; and

●	the market price of our common stock may decline.

We have incurred and expect to incur significant transaction-related and other costs, which could reduce the cash available for our operations and business plan.

We have incurred and expect to continue to incur significant, non-recurring costs in connection with the Business Combination and our transition to operating as a public company. These costs, including legal, accounting, consulting, investment banking and other fees, expenses and costs, are currently estimated to be approximately $46.1 million. The actual amount may be higher than anticipated and could reduce the cash available to fund our operations, research and development, manufacturing scale-up and commercial expansion.

We have concluded there is substantial doubt about our ability to continue as a going concern, which could materially adversely affect our business, financial condition, and the value of your investment.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. We have incurred operating losses since our inception and management expects operating losses and negative cash flows to continue for the foreseeable future, which raises substantial doubt about our ability to continue as a going concern that we concluded could not be overcome by management’s plans as of the date of financials statements for the year ended December 31, 2025, which did not consider the Business Combination. In addition, Grant Thornton LLP, our independent registered public accounting firm, has issued a report on our audited financial statements for the years ended December 31, 2025 and 2024 that includes an explanatory paragraph stating that substantial doubt exists about our ability to continue as a going concern. The going concern basis of presentation assumes that, from the date the financial statements are issued, we will continue in operation, realize assets and satisfy liabilities in the normal course of business for a minimum of one year.

Based on our current operating plan and forecasted cash flows, which did not consider the Business Combination, management has determined that existing cash and cash equivalents will not be sufficient to fund operations and satisfy obligations as they become due for at least one year from the date the financial statements are issued. Accordingly, substantial doubt exists regarding our ability to continue as a going concern within one year after the date the financial statements are issued. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

We are an early-stage growth company in the development stage that has incurred net losses since inception and expect to continue to incur operating and net losses for the foreseeable future. We have devoted substantially all of our resources to research, development, and commercialization of our humanoid robot, Digit, and the build-out of our RoboFab manufacturing facility in Salem, Oregon, and have not yet generated sufficient revenue to offset our operating expenses. We have had negative cash flow from operating activities since inception, and expect to continue to have negative cash flow from operating and investing activities as we incur research and development, sales and marketing, and general and administrative expenses, and make capital expenditures in our efforts to increase sales and ramp up manufacturing operations.

Management’s plans to alleviate these conditions include pursuing additional equity financing opportunities and strategic transactions, including the Business Combination. During 2025, we completed multiple closings associated with our Series C financing and received aggregate net proceeds of approximately $162,385,117, and from January 1, 2026 through the date the financial statements were issued, received approximately $5,004,410 of additional proceeds associated with subsequent Series C closings. In addition, in July 2026, we raised $100 million of additional financing through the issuance and sale of simple agreements for future equity (“SAFEs”). However, management has concluded that these plans do not alleviate the substantial doubt regarding our ability to continue as a going concern.

The Business Combination provided us with access to additional capital, which we expect will help fund our operations and business plan. However, there can be no assurance that the proceeds therefrom will be sufficient to fund our operations for at least one year or to otherwise alleviate the conditions that raise substantial doubt about our ability to continue as a going concern. If we are not able to obtain additional equity or debt financing on reasonable terms, or at all, our ability to fund our operations, continue research and development activities, scale manufacturing operations, and commercialize products could be materially and adversely affected. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment.

Use of Proceeds

All of the shares of Common Stock or Warrants offered by the Selling Securityholders will be sold by them for their respective accounts. We will not receive any of the proceeds from these sales.

The Selling Securityholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes, and certain legal expenses incurred by such Selling Securityholders in disposing of their shares of Common Stock, and we will bear all other costs, fees, and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees and expenses of our counsel and our independent registered public accountants.

We will receive any proceeds from the exercise of the Warrants for cash, but not from the resale of the shares of Common Stock issuable upon such exercise or exchange. We intend to use the proceeds received from the exercise of the warrants, if any, for general corporate purposes, which may include capital expenditures, potential acquisitions, growth opportunities and strategic transactions. However, we have not designated any specific uses and have no current agreement with respect to any acquisition or strategic transaction.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the operation and expansion of our business. Accordingly, we do not expect to declare or pay cash dividends on our Common Stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board, subject to applicable law and our financial condition, results of operations, capital requirements, contractual restrictions and other relevant factors.

Our ability to pay dividends may also be restricted by the terms of future financing arrangements or other agreements. See “Risk Factors—Additional Risks Related to Ownership of Our Common Stock and Our Operation as a Public Company—Because we do not currently plan to pay cash dividends on our Common Stock for the foreseeable future, investors may not receive any return on their investment unless they sell their Common Stock for a price greater than the price they paid.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, “Agility”, or the “Company” refer to Legacy Agility and its subsidiaries prior to the consummation of the Business Combination and after the consummation of the Business Combination, Agility Robotics, Inc. and its subsidiaries.

The following discussion and analysis of the financial condition and results of operations of Agility Robotics, Inc. (“Agility”, “the Company”, “Legacy Agility,” “we,” “us” and “our”) should be read together with the unaudited condensed financial statements as of and for the six months ended June 30, 2026 and June 30, 2025 and related notes, and our audited condensed financial statements for the years ended December 31, 2025 and 2024, together with the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations, and beliefs, involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. You should review the sections elsewhere in this prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of forward-looking statements, and “Risk Factors” for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Agility Robotics, Inc. was founded in 2015 out of the Oregon State University Robotics Institute with initial funding from DARPA and has spent more than a decade advancing humanoids into real-world commercial deployment. Headquartered in Salem, Oregon, our mission is to build robot partners that augment the human workforce, ultimately enabling humans to be more human.

Agility’s solutions include Digit, a multi-purpose humanoid robot made for logistics and manufacturing work, and Agility Arc, a cloud automation platform for deploying and managing fleets of Digits. Agility is one of the only humanoid companies with multiple years of operational experience in real customer environments. Digit v4 has been deployed at leading enterprises including Schaeffler, GXO, and Toyota Motor Manufacturing Canada, with new deployments underway with large blue-chip customers. Digit 5, unveiled on September 15, 2026, is designed to be the industry’s first robot to work in close proximity to people. Complementing Digit, Agility Arc, our cloud-based automation platform, is designed to integrate Digit into customer workflows, manage fleets, and optimize operations.

Our differentiated business model deploys Digit through both robot deployment arrangements and ownership models, providing customers with flexible adoption paths. The robot deployment model generates recurring revenue streams over an estimated five-year useful life, while building strong customer retention. We have built RoboFab, the world’s first full-scale humanoid manufacturing facility in Salem, Oregon, designed to produce up to 10,000 Digits annually. Our Oregon facility and strong supply chain can provide cost and availability advantages and support domestic manufacturing priorities. We develop our highest-value hardware systems in-house, including proprietary actuators, modular end effectors, whole-body control platform, sensor architecture, system-wide safety, and long-life quick-charge battery configuration. Our proprietary physical AI layer — combining learned skills, real-time coordination, and physics-based control — provides scaling performance and cost advantages over competitors reliant on third-party systems. We believe our domestic supply chain and vertically integrated manufacturing approach provides significant competitive advantages in terms of cost, supply security, and production scalability.

Recent Developments

Business Combination with Churchill Capital Corp XI

On November         , 2026, pursuant to the Merger Agreement, Legacy Agility and CCXI consummated the Business Combination. In connection with the Closing, CCXI changed its name to Agility Robotics, Inc.

Immediately prior to the Closing, each issued and outstanding share of Legacy Agility common stock, preferred stock and restricted stock was automatically surrendered and exchanged for the right to receive shares of CCXI Class A common stock, par value $0.0001 per share, based on a defined exchange ratio of 9.209 (the “Exchange Ratio”), representing shares of Agility Robotics, Inc. common stock following the Closing.

Immediately following the Closing, there were approximately 267,475,071 shares of Common Stock issued and outstanding. Of these shares, approximately 194 million shares were issued to former holders of Agility securities in respect of such securities, representing approximately 72.5% of the voting rights of Agility Robotics, Inc. following the Closing.

In connection with the Closing, CCXI delivered approximately $            million of gross transaction proceeds to Agility, consisting of approximately $            million of proceeds from the trust account and approximately $201.0 million of proceeds from the previously announced PIPE Financing. The PIPE Financing was completed pursuant to the Subscription Agreements, under which CCXI issued an aggregate of 20,102,500 shares of Common Stock for total gross proceeds of $201.0 million. As of June 30, 2026, there were an aggregate of 4,190,000 CCXI warrants outstanding, consisting of 4,140,000 public warrants and 50,000 private placement warrants. The outstanding CCXI warrants transferred to Agility upon Closing of the Business Combination and remain outstanding and equity-classified instruments. Total direct and incremental transaction costs incurred by CCXI and Agility in connection with the Business Combination were approximately $            million.

In addition, in connection with the Business Combination, holders of            CCXI Class A Ordinary shares exercised their redemption rights, representing approximately            % of the outstanding CCXI Class A Ordinary shares, resulting in approximately $            million being removed from the trust account.

Although CCXI is the legal acquirer in the Business Combination, for financial accounting and reporting purposes under generally accepted accounting principles in the United States (“GAAP”), Agility is the accounting acquirer and CCXI is treated as the acquired company. Accordingly, the Business Combination is accounted for as a reverse recapitalization. Under this accounting treatment, the transaction is treated as the equivalent of Agility issuing equity for the net assets of CCXI, accompanied by a recapitalization. The net assets of CCXI will be recorded at historical cost, which is expected to approximate fair value. As a result, no goodwill or other intangible assets will be recognized, and the historical operations presented prior to the Business Combination will be those of Agility.

At the Closing, Agility became the accounting acquirer and the successor registrant with the SEC. Accordingly, Agility’s historical financial statements will be presented for all periods in future periodic reports filed with the SEC, beginning with the quarter ended September 30, 2026.

Funding

In July 2026, we authorized up to $100 million of additional financing through the issuance and sale of simple agreements for future equity (“SAFEs”), which we expect to convert into approximately 1,409,850 shares of Agility common stock. As of the date of this prospectus, we have raised $100 million through the issuance and sale of such SAFEs. The round was backed by a blend of strategic and institutional investors. We are utilizing the proceeds to accelerate deployments, Digit 5 production, and support the next phase of our growth.

Trends and Key Factors Affecting Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”

Development, Testing and Commercialization of Future Products

Our future operating performance will depend on the successful commercialization of our next generation humanoid robots, Digit 5. Early access to Digit 5 is expected to begin in the first half of 2027, with increasing availability over the following six to nine months for manufacturing, warehouse and distribution operators. Agility expects to continue investing significantly in research and development, engineering, manufacturing readiness, and commercialization activities with respect to Digit 5 and future products. The timing of future commercial launches, customer deployments, and revenue generation will depend on a number of factors, including continued product development, manufacturing readiness, supply chain execution, and successful customer implementation. These investments and the timing of commercialization will continue to influence our operating results, capital requirements, and growth expectations.

Customer Adoption and Demand

Our long-term growth depends on broader customer adoption of humanoid robotics across warehouse, logistics, manufacturing, and other commercial environments. Because humanoid robotics represents an emerging category within industrial automation, customer purchasing decisions, deployment timelines, and long-term adoption rates remain difficult to predict.

We expect robot deployment arrangements to become an increasingly important component of our commercialization strategy by reducing customers’ upfront investment while providing greater deployment flexibility and recurring revenue opportunities. The pace of customer adoption, commercial deployments, and expansion of robot deployment arrangements will be important drivers of our future operating performance.

Manufacturing and Deployment Scale

Our ability to meet anticipated demand depends on successfully scaling manufacturing and deployment operations while maintaining product quality, reliability, and cost discipline. We intend to continue to invest in manufacturing capabilities, production processes, supplier relationships, and deployment infrastructure to support future growth.

Our operations rely on the availability of specialized components, materials, and manufacturing capacity. Supply chain constraints, production inefficiencies, component shortages, quality issues, or deployment delays could increase costs, delay customer implementations, and adversely affect our operating results.

Continued Investment and Innovation

We believe that we are a pioneer in the robotic systems industry and benefit from lessons learned over ten years and extensive research and development investment in our proprietary technologies and our extensive patent portfolio. However, our financial performance is significantly dependent on our ability to maintain this leading position and further dependent on the investments we make in research and development. It is essential that we continually identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products, enhance and service existing products and generate active market demand for our robotic systems. If we fail to do this, our market position and revenue may be adversely affected, and our investments in these technologies will not be recovered.

Regulatory Environment and Compliance

Our business operates within an evolving legal and regulatory environment as commercial deployment of robotics and AI Technologies continues to expand. We are subject to a variety of federal, state, and international laws and regulations relating to product and workplace safety, environmental matters, export controls, cybersecurity, data privacy, intellectual property, employment matters, and other regulatory requirements. As our commercial operations grow, we expect our compliance obligations and related costs to increase.

In addition, evolving laws, regulations, and industry standards governing robotics, AI, and workplace automation may require changes to our products, deployment practices, or business processes. We continue to invest in our legal, compliance, cybersecurity, and governance capabilities to support our growth and public company obligations; however, changes in the regulatory landscape or our ability to comply with applicable requirements could increase operating costs, delay customer deployments, or otherwise adversely affect our business, financial condition, and results of operations.

Components of Results of Operations

Net sales

Our commercialization strategy is designed to support customers throughout the adoption lifecycle through multiple complementary revenue streams. Net sales are primarily generated through direct sales of Digit humanoid robots and related ancillary hardware, robot deployment arrangements, Customer Acceleration Program (“CAP”) engagements, and ongoing support services.

Sales of Robotics Equipment

Revenue from robotics equipment consists primarily of sales of Digit humanoid robots and related ancillary hardware to customers for their owned use. Revenue from robot sales is recognized at a point in time when control of the robot transfers to the customer, generally upon completion of substantive customer acceptance procedures. Certain robot sale arrangements also include training and software support, which are recognized separately as the related services are provided.

Deployment and Professional Services

Under our robot deployment model, we deploy Digit robots at customer facilities while retaining ownership of the robots and provide customers with access to the deployed systems together with related monitoring, maintenance, software, and support over a defined service term. Revenue is generally recognized ratably over the contractual service period beginning when the deployed robot is operational. While we continue to support direct robot sales where appropriate based on customer requirements and deployment objectives, we expect robot deployment model to become an increasingly important component of our long-term commercialization strategy as it allows customers to deploy robots without a significant upfront capital investment while providing the Company with a recurring revenue stream and ongoing customer engagement.

Other professional service revenue is primarily driven by CAP engagements. CAP engagements consist of phased pre-deployment engagements designed to evaluate customer-specific use cases, demonstrate deployment feasibility, and integrate Digit into customer workflows prior to broader commercial deployment. Revenue is recognized over the period the services are performed using a measure of progress that reflects the transfer of the integrated service to the customer. CAP engagements frequently serve as the initial commercial relationship with a customer and are intended to facilitate broader commercial deployment through either direct robot sales or robot deployment arrangements.

Repair and Maintenance

Revenue from repair, maintenance, parts, and other support services is recognized as goods are delivered or services are performed. Revenue from stand-ready support arrangements, where applicable, is recognized over the related service period.

The relative contribution of these revenue streams is expected to evolve over time as customer deployments increase and commercial adoption of our robotic systems expands.

Cost of goods sold

Cost of products

Cost of products primarily consists of materials, labor, freight, manufacturing overhead, depreciation of manufacturing assets, and inventory reserves, including charges associated with obsolete robot models, incurred in the production and sale of Digit robots and related ancillary hardware. Cost of products is recorded when the control of products is transferred to the customer.

Cost of services

Cost of services consists primarily of personnel-related costs, including salaries, benefits and stock based compensation, materials, depreciation, and other direct costs associated with CAP engagements, robot deployment arrangements, and repair, maintenance, and other support services. Cost of services is recognized as the related services are performed.

Selling, general and administrative expenses

Selling expenses primarily consist of personnel-related costs, including salaries, commissions, benefits and stock-based compensation, for employees performing bid, proposal, marketing and sales functions as well as allocations of facility and consulting costs. General and administrative expenses primarily consist of personnel-related costs, including salaries, benefits and stock-based compensation, for executive leadership and employees in legal, finance, accounting, human resources, information technology and other administrative functions as well as allocated facility and consulting costs.

Research and development expenses

Research and development expenses primarily consist of personnel-related costs, including salaries, benefits and stock-based compensation, costs of materials, costs of consultants and allocated facility costs associated with the research, engineering, design and development of our next generation humanoid robots.

Interest income

Interest income, net consists primarily of interest earned on interest-bearing cash deposits and short-term, highly liquid investments.

Other, net

Other income (expense) is composed primarily of credit card rebates and employee retention credits, offset by losses on the sale of property and equipment.

Results of Operations

Six months ended June 30, 2026 compared to six months ended June 30, 2025

The following table sets forth our statements of operations for the periods indicated:

	Six Months Ended June 30,
(in thousands)	2026	2025	$ Change	% Change
Net sales – trade	$53	$568	$(515)	(91)%
Net sales – related parties	121	57	64	112%
Total Net Sales	174	625	(451)	(72)%
Cost of Goods Sold	3,889	1,856	2,033	110%
Gross loss	(3,715)	(1,231)	(2,484)	202%
Selling, general and administrative expenses	158,212	26,421	131,791	499%
Research and development expenses	200,753	44,966	155,787	346%
Loss from operations	(362,680)	(72,618)	(290,062)	399%
Other income (expense):
Interest income	975	563	412	73%
Other income (expense), net	(188)	242	(430)	(178)%
Total other income (expense)	787	805	(18)	(2)%
Net loss	$(361,893)	$(71,813)	$(290,080)	404%

Net Sales — Trade

Net sales — trade decreased by $0.5 million, or 91%, to $0.1 million for the six months ended June 30, 2026 from $0.6 million for the six months ended June 30, 2025. The decrease was primarily driven by $0.5 million of one time robot sales in 2025.

Net Sales — Related Parties

Net sales to related parties remained consistent to $0.1 million for the six months ended June 30, 2026 and June 30, 2025, with revenue continuing with related parties for both CAP programs and robot deployment arrangements.

Cost of Goods Sold

Cost of goods sold increased by $2.0 million, or 110%, to $3.9 million for the six months ended June 30, 2026 from $1.9 million for the six months ended June 30, 2025. This increase was primarily driven by increased costs related to expanded robot deployment arrangements. Gross margins remained negative as the Company continues to operate at an early stage of commercialization and is continuing to scale manufacturing operations and production efficiencies.

Selling, General and Administrative

Selling, general and administrative increased by $131.8 million, or 499%, to $158.2 million for the six months ended June 30, 2026 from $26.4 million for the six months ended June 30, 2025. The increase is primarily driven by approximately $121.4 million of increased stock-based compensation expense tied to increased valuation of the previously liability classified awards, $3.8 million of increased personnel-related costs associated with expanding commercial and corporate functions, and $1.8 million of investments in sales and marketing activities and corporate infrastructure supporting commercialization activities.

Research and Development

Research and development increased by $155.8 million, or 346%, to $200.8 million for the six months ended June 30, 2026 from $45.0 million for the six months ended June 30, 2025. The increase was primarily driven by approximately $130.8 million of increased stock-based compensation expense tied to increased valuation of the previously liability classified awards, $14.7 million of increased personnel-related costs tied to expanding R&D resources, and $7.5 million of increased material costs and outside R&D services related to ongoing development of the Company’s Digit 5 robot.

Other Income (Expense)

Interest income

Interest income increased $0.4 million, or 73%, to $1.0 million for the six months ended June 30, 2026 from $0.6 million for the six months ended June 30, 2025 due to the weighted-average cash and cash equivalents balance increasing year-over-year.

Other income (expense), net

Other income (expense), net decreased $0.4 million, or 178%, to $0.2 million of expense for the six months ended June 30, 2026 from $0.2 million of income for the six months ended June 30, 2025. The decrease is primarily due to losses on disposal of fixed assets in the six months ended June 30, 2026 of $0.2 million and $0.2 million of other income from receipt of employee retention credits in January 2025.

Comparison of the years ended December 31, 2025 and 2024

The following table sets forth our statements of operations for the periods indicated:

	Year ended December 31,
(in thousands)	2025	2024	$ Change	% Change
Net sales – trade	$650	$276	$374	136%
Net sales – related parties	1,132	34	1,098	3,229%
Total Net Sales	1,782	310	1,472	474%
Cost of Goods Sold	4,473	463	4,010	866%
Gross profit (loss)	(2,691)	(153)	(2,538)	1,659%
Selling, general and administrative expenses	45,841	16,200	29,641	183%
Research and development expenses	91,644	53,368	38,276	72%
Loss from operations	(140,176)	(69,721)	(70,455)	101%
Other income (expense):
Interest income	1,954	2,034	(80)	(4)%
Interest expense	—	(525)	525	(100)%
Expense incurred on fair value adjustment to Convertible Notes	—	(2,401)	2,401	(100)%
Other income, net	136	61	75	123%
Total other income (expense)	2,090	(831)	2,921	352%
Net loss	$(138,086)	$(70,552)	$(67,534)	96%

Net Sales — Trade

Net sales — trade increased by $0.4 million, or 136%, to $0.7 million for the year ended December 31, 2025 from $0.3 million for the year ended December 31, 2024. The increase was primarily driven by $0.5 million of increased additional robot sales.

Net Sales — Related Parties

Net sales to related parties increased by $1.1 million, or 3,229%, to $1.1 million for the year ended December 31, 2025 from $0 for the year ended December 31, 2024. The increase was primarily driven by sales of Digit robots to one investor during 2025.

Cost of Goods Sold

Cost of goods sold increased by $4.0 million, or 866%, to $4.5 million for the year ended December 31, 2025 from $0.5 million for the year ended December 31, 2024. This increase was primarily driven by approximately $2.1 million of increased labor and overhead costs allocated to cost of goods sold, $1.6 million of additional product costs associated with increased robot sales, and $0.4 million of increased costs related to our robot deployment arrangements. Gross margins remained negative as the Company continues to operate at an early stage of commercialization and is continuing to scale manufacturing operations and production efficiencies.

Selling, General and Administrative

Selling, general and administrative increased by $29.6 million, or 183%, to $45.8 million for the year ended December 31, 2025 from $16.2 million for the year ended December 31, 2024. The increase is primarily driven by approximately $15.3 million of increased stock-based compensation expense tied to increased valuation of the liability classified awards that need to be mark-to-market adjusted each period end, $5.2 million of increased personnel-related costs associated with expanding commercial and corporate functions, and $4.0 million of investments in sales and marketing activities and corporate infrastructure supporting commercialization activities.

Research and Development

Research and development increased by $38.2 million, or 72%, to $91.6 million for the year ended December 31, 2025 from $53.4 million for the year ended December 31, 2024. The increase was primarily driven by approximately $21.5 million of increased stock-based compensation expense tied to increased valuation of the liability classified awards that need to be mark-to-market adjusted each period end, $8.1 million of increased outside R&D services related to the development of the Company’s Digit 5 robot, and $7.1 million of increased personnel-related costs tied to expanding R&D resources.

Other Income (Expense)

Interest income

Interest income remained consistent at $2.0 million for the years ended December 31, 2025 and December 31, 2024 due to the weighted-average cash and cash equivalents balance remaining consistent year-over-year.

Interest expense

Interest expense decreased by $0.5 million, or 100%, to $0 for the year ended December 31, 2025 from $0.5 million for the year ended December 31, 2024, primarily driven by the conversion of the Company’s convertible notes into Series C-2 Preferred Stock on November 14, 2024, which eliminated ongoing interest expense.

Expense incurred on fair value adjustment to Convertible Notes

Expense incurred on fair value adjustment to Convertible Notes decreased by $2.4 million, or 100%, to $0 for the year ended December 31, 2025 from $2.4 million for the year ended December 31, 2024. The Company converted all such notes into Series C-2 Preferred Stock on November 14, 2024.

Other income

Other income remained consistent at $0.1 million for the years ended December 31, 2025 and December 31, 2024.

Liquidity and Capital Resources

We have used $348.1 million in operating activities since inception. Through June 30, 2026, we have funded our operations primarily through preferred equity and have raised gross proceeds of approximately $400.8 million. During the six months ended June 30, 2026, we incurred a net loss of $361.9 million. As of June 30, 2026, we had an accumulated deficit of $675.0 million. We expect to incur additional losses and higher operating expenses for the foreseeable future.

As of June 30, 2026, we had cash and cash equivalents of $14.7 million and restricted cash, long-term of $7.1 million. Our cash and cash equivalents include cash in banks, checking deposits and money market funds. Our restricted cash, long-term includes cash held as a Standby Letter of Credit to secure one of the Company’s leasing arrangements. Based on the Company’s current operating plan and forecasted cash flows, management determined that existing cash and cash equivalents will not be sufficient to fund operations and satisfy obligations as they become due for at least one year from the date the financial statements are issued. However, this determination is based upon internal projections and is subject to changes in market and business conditions.

Our future capital requirements will depend on several factors, including our ability to attract and retain customers, the continuing market acceptance of our products and services, the introduction of new or upgraded products and services, expansion of sales and marketing activities, and overall economic conditions. Our primary short-term cash requirements are to fund working capital and operating lease obligations. Working capital requirements can vary significantly from period to period, particularly as a result of the timing of receipts and disbursements related to long-term contracts. Our medium-term to long-term cash requirements are primarily to invest in personnel, research and development, facilities, equipment, and technologies. We could be required, or could elect, to seek additional funding through public or private equity or debt financings or other capital sources; however, additional funds may not be available on terms acceptable to us, if at all.

We invest aggressively in research and development across humanoid robotics and related software, including capital expenditures, business development, and engineering. We expect to continue to invest in research and development as a public company to fund these technological priorities.

Cash Flows

The following table summarizes our cash flows and cash and cash equivalents, for the six months ended June 30, 2026 and June 30, 2025:

	Six months ended June 30,
(in thousands)	2026	2025
Net cash used in operating activities	$86,162	$46,244
Net cash provided by (used in) investing activities	(2,317)	6,627
Net cash provided by financing activities	5,088	32,746
Net decrease in cash	83,391	6,871
Cash, cash equivalents, and restricted cash – beginning of period	105,143	36,938
Cash, cash equivalents, and restricted cash – end of period	$21,752	$30,067

Cash used in operating activities

Net cash used in operating activities amounted to $86.2 million for the six months ended June 30, 2026 compared to $46.2 million for the six months ended June 30, 2025. The increased cash outflow of $40.0 million was primarily driven by a $290.1 million increase in net loss, reflecting continued investment in commercialization activities, manufacturing readiness, and next-generation robot development. This increase was partially offset by higher non-cash charges, including approximately $252.5 million of incremental stock-based compensation expense. Changes in working capital, including a net inflow of $0.3 million related to inventory, accounts receivable, accounts payable, accrued liabilities, and deferred revenue, also impacted operating cash flows during the period.

Cash used in investing activities

Net cash used in investing activities amounted to $2.3 million for the six months ended June 30, 2026 compared to net cash provided by investing activities of $6.6 million for the six months ended June 30, 2025. The $8.9 million change primarily reflects a decrease of $7.3 million in cash inflows from short-term bond maturities and increased capital expenditures of $1.6 million, with the Company having invested more heavily in 2026 in facilities and machinery and equipment as a part of continued scaling of production capabilities.

Cash provided by financing activities

Net cash provided by financing activities amounted to $5.1 million for the six months ended June 30, 2026 compared to $32.7 million for the six months ended June 30, 2025. The $27.6 million change primarily reflects the a decrease in the amount of preferred equity issued in the six months ended June 30, 2026 versus the six months ended June 30, 2025, with the majority of the Series C preferred stock having been issued during 2025.

Comparison of the years ended December 31, 2025 and 2024

The following table summarizes our cash flows and cash and cash equivalents, for the years ended December 31, 2025 and 2024:

	Year ended December 31,
(in thousands)	2025	2024
Net cash used in operating activities	$(99,839)	$(70,657)
Net cash used in investing activities	4,803	16,188
Net cash provided by financing activities	163,241	41,153
Net increase (decrease) in cash	68,205	(13,316)
Cash, cash equivalents, and restricted cash – beginning of period	36,938	50,254
Cash, cash equivalents, and restricted cash – end of period	$105,143	$36,938

Cash used in operating activities

Net cash used in operating activities amounted to $99.8 million for the year ended December 31, 2025 compared to $70.7 million for the year ended December 31, 2024. The increased cash outflow of $29.1 million was primarily driven by a $67.5 million increase in net loss, reflecting continued investment in commercialization activities, manufacturing readiness, and next-generation robot development. This increase was partially offset by higher non-cash charges, including approximately $37.7 million of incremental stock-based compensation expense, $2.8 million of impairment of property and equipment, and $1.6 million of increased depreciation and amortization expense. Changes in working capital, including a net outflow of $0.8 million related to inventory, accounts receivable, accounts payable, accrued liabilities, and deferred revenue, also impacted operating cash flows during the period.

Cash used in investing activities

Net cash provided by investing activities amounted to $4.8 million for the year ended December 31, 2025 compared to $16.2 million for the year ended December 31, 2024. The $11.4 million change primarily reflects a decrease of $12.7 million in cash inflows from short-term bond maturities, partially offset by a decrease in capital expenditures of $1.4 million, with the company having invested in the build-out of the Salem, Oregon production facility heavily in 2024.

Cash provided by financing activities

Net cash provided by financing activities amounted to $163.2 million for the year ended December 31, 2025 compared to $41.2 million for the year ended December 31, 2024. The $122.0 million change primarily reflects the incremental issuance of preferred stock in 2025.

Contractual Obligations and Commitments

The commitment amounts presented below are associated with material contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts.

Operating lease obligations

We utilize non-cancellable operating leases for various real estate in Oregon, California, and Pennsylvania, primarily used as office space, which expire at various dates through 2036 and some of which contain multi-year renewal options. As of June 30, 2026, our remaining contractual obligations for our operating lease obligations were approximately $17.4 million.

Refer to Note 11 to our unaudited condensed financial statements for additional information on our contractual obligations and commitments.

Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements during the periods presented, and do not currently have any material off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements included in this prospectus have been prepared in accordance with GAAP. Preparation of the financial statements requires our management to make judgments, estimates and assumptions that impact the reported amounts of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. We periodically review estimates and adjusts those estimates when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, its financial condition or results of operations will be affected.

While our significant accounting policies are described in Note 2 to our audited financial statements included elsewhere in this prospectus, we believe the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Revenue Recognition

We recognize revenue from sales of robotics equipment, robot deployment arrangements, CAP engagements, and repair, maintenance, and other support services. Certain customer arrangements, particularly CAP engagements and contracts with multiple performance obligations, require management to exercise judgment in determining the timing of revenue recognition and the allocation of transaction price to the related performance obligations.

Management also exercises judgment in estimating variable consideration, including customer incentives and other contractual adjustments, and in assessing progress toward completion for revenue recognized over time. These estimates are based on the specific terms of each customer arrangement and management’s expectations regarding contract performance. Changes in these estimates could affect the timing and amount of revenue recognized in future periods.

Inventory

Inventories are stated at the lower of average cost or net realizable value and consist primarily of raw materials and work in process. Management exercises judgment in determining inventory valuation, including the allocation of manufacturing costs to inventory and the estimation of excess and obsolete inventory reserves.

The determination of excess and obsolete inventory requires management to evaluate expected future demand, product lifecycle assumptions, engineering compatibility of components across robot models, and the expected recoverability of inventory through future production and commercial deployment. Management also evaluates whether materials are associated with commercial production activities or research and development efforts, as materials determined to be used solely for research and development are expensed as incurred. Changes in these assumptions could materially affect inventory valuation and the amount of inventory-related expense recognized in future periods.

Property and Equipment

Property and equipment consists primarily of robots deployed under robot deployment arrangements, construction in progress, and manufacturing equipment. Management exercises judgment in determining when internally manufactured robots are transferred from inventory into property and equipment and when those robots are considered placed into service, at which time depreciation begins.

Management also exercises judgment in estimating the useful lives of robots and evaluating those assets for impairment. These estimates require consideration of expected deployment periods, product lifecycle assumptions, technological obsolescence, and expected future economic benefit. Changes in these assumptions could result in changes to estimated useful lives or the recognition of impairment charges in future periods.

Contingently Redeemable Preferred Stock

As all series of our preferred stock are contingently redeemable upon the occurrence of events not solely within our control, the preferred stock is presented as mezzanine equity, separate from the stockholders’ deficit section of the consolidated balance sheet. The preferred stock is initially recorded at the fair value determined on the issuance date. Adjustments to the fair value of the preferred stock to the current market value are not made each period. Rather, we assess whether the contingently redeemable preferred stock has become redeemable or the probability that the preferred stock will become redeemable in determining whether to record subsequent measurement adjustments.

The Company’s Series A, A-1, A-2, A-3, A-4, A-4-X, B, B-X, C-1 and C-2 Preferred Stock are not currently redeemable or probable of becoming redeemable in the future period. Refer to Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Stock-Based Compensation

The Company grants stock options under its Equity Incentive Plan, which are accounted for as liability-classified awards due to the Company’s contractual repurchase rights associated with exercised awards. Liability-classified awards are initially measured at fair value on the grant date and subsequently remeasured to fair value at each reporting date until settlement or until the repurchase right lapses and the awards no longer require liability classification. Changes in fair value are recognized as stock-based compensation expense and allocated between cost of goods sold, selling, general, and administrative expenses, and research and development expenses in the statement of operations, based on the function of the employees to whom the expense relates.

The determination of the fair value of liability-classified awards requires significant judgment. Because the Company’s Common Stock is not publicly traded, the fair value of the underlying Common Stock is determined based on periodic independent third-party valuations that consider recent equity transactions, the Company’s operating and financial performance, comparable companies, market conditions, and other relevant factors. The fair value of the awards is estimated using the Black-Scholes option-pricing model, which incorporates assumptions including the expected term, expected volatility, risk-free interest rate, and expected dividend yield. Changes in these assumptions or in the estimated fair value of the Company’s Common Stock could materially affect the amount of stock-based compensation expense recognized in future periods. The Company accounts for forfeitures as they occur.

Recently Issued or Adopted Accounting Standards

A description of recently issued and adopted accounting pronouncements are described in Note 2 to our audited consolidated financial statements and unaudited consolidated interim financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents of $14.7 million as of June 30, 2026. We hold our cash and cash equivalents for working capital purposes. Our cash and cash equivalents are held in cash deposits and money market funds.

Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of cash and cash equivalents and available-for-sale securities due to changes in interest rates. Increasing interest rates, however, would reduce the value of our available-for-sale securities and declining interest rates would reduce our future interest income. The effect of a hypothetical 10% change in interest rates would not have a material impact on our financial statements.

Concentrations of Credit Risk

We deposit cash with financial institutions, and, at times, such balances may exceed federally insured limits. We believe the financial institutions that hold our cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to cash and cash equivalents.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We intend to take advantage of the benefits of this extended transition period and, following the consummation of the Business Combination, will be an emerging growth company (for the period described in the immediately succeeding paragraph) and will take advantage of the benefits of the extended transition period emerging growth company status permits. During the extended transition period, it may be difficult or impossible to compare our financial results with the financial results of another public company that complies with public company effective dates for accounting standard updates because of the potential differences in accounting standards used:

We will remain an emerging growth company under the JOBS Act until the earlier of:

●	The last day of the fiscal year in which its total annual gross revenues are $1.235 billion or more.

●	The last day of the fiscal year following the fifth anniversary of the CCXI IPO.

●	The date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years.

●	The date on which we are deemed to be a large accelerated filer.

Business

Agility Introduction

Agility is a leading commercial humanoid robotics and physical AI company.

Agility is headquartered in Salem, Oregon and was founded in 2015 by researchers from Oregon State University. Over the past decade, the Company has advanced humanoid robotics from academic research into commercial deployment. Our mission is to build robot partners that augment the human workforce, ultimately enabling humans to be more human. Our groundbreaking humanoid robot, Digit, is a multi-purpose, human-centric robot designed to deliver useful physical labor in facilities built around human workers.

Today, Digit v4 is deployed or committed for deployment across nine customer facilities and has accumulated more than 65,000 hours of operation in real-world customer environments. Customers include leading enterprises such as Schaeffler, GXO, Toyota Motor Manufacturing Canada and Mercado Libre, with additional deployments underway. Designed for industrial deployment, Digit v4 deployments have passed OSHA recognized Nationally Recognized Testing Laboratory (NRTL) field evaluations with safety systems that support safe operation in demanding commercial environments. Separately, Agility has secured $300 million of committed multi-year orders for our fifth-generation humanoid robot, Digit 5, subject to the satisfaction of certain contractual milestones, product features and/or specifications. On September 15, 2026, Agility unveiled Digit 5, which is designed to be the industry’s first humanoid robot to work in close proximity to people. Early access to Digit 5 is expected to begin in the first half of 2027, with increasing availability over the following six to nine months for manufacturing, warehouse and distribution operators.

Our integrated platform was purpose-built to deliver useful physical labor at commercial scale. We invested thousands of hours designing and testing Digit’s proprietary hardware systems to operate safely and reliably in real customer environments. Proprietary embodied AI enables Digit to understand its surroundings and perform useful physical labor while continuously improving through commercial deployment. Physical AI refers to the layer of artificial intelligence that interacts with the physical world, determining how a specific robot should move, balance and manipulate objects, and interact safely. Agility Arc, our cloud-based deployment and fleet management platform, integrates Digit into customer workflows, manages fleets and optimizes operations. To support large-scale adoption, we built RoboFab, the world’s first purpose-built humanoid manufacturing facility, designed to produce up to 10,000 Digit robots annually. In addition, in July 2026, we opened our new Fremont, California, facility designed to accelerate physical AI developments that directly improve performance in customer operations. The new site will serve as the company’s software and capabilities hub, where engineering teams will train, test and advance the AI technologies that enable Agility’s humanoid, Digit, to learn new skills and perform more sophisticated tasks in customer environments.

The culmination of this integrated platform is cooperative safety. We believe cooperative safety — the ability for humanoid robots to work safely alongside people — is the critical unlock for scaled humanoid adoption. Digit 5 was designed around this architecture, which will enable it to operate safely alongside human coworkers. We believe Digit 5 will represent an inflection point in the commercialization of humanoid robotics, accelerating deployment across our beachhead markets in manufacturing, distribution and logistics while opening a path into broader markets over time, including the home.

We believe humanoid robotics represents one of the most important technology shifts of the coming decade, and Agility is uniquely positioned to help define this emerging industry through cooperative safety, proprietary embodied AI, proven commercial deployments, an integrated platform designed for scale and growing customer demand.

The convergence of technological innovation, customer adoption and growing structural labor shortages has created a unique opportunity to accelerate the commercial adoption of humanoid robotics. As we continue to fulfill customer orders, prepare to deploy Digit 5 and expand the capabilities of the Agility platform, we are focused on helping define this emerging category and accelerating the commercial adoption of humanoid robotics.

Agility is led by a world-class team of founders, engineers and technologists.

Successfully commercializing humanoid robotics requires both deep technical expertise and proven experience building and scaling transformative technology companies. Agility’s leadership team combines more than 50 years of robotics experience with more than 80 years of commercial leadership experience. Agility is led by Chief Executive Officer Margaret “Peggy” Johnson and co-founder Dr. Jonathan Hurst.

Peggy Johnson joined Agility as Chief Executive Officer in 2024 after more than three decades leading the commercialization and global scaling of transformative technology platforms. Throughout her career at Qualcomm, Microsoft and Magic Leap, she helped transform breakthrough technologies into commercially successful enterprise platforms. Since joining Agility, Peggy has focused on transforming the Company from a technology pioneer into a scaled commercial enterprise by accelerating customer adoption, expanding strategic partnerships and building the organizational capabilities required to lead the commercialization of humanoid robotics.

Dr. Jonathan Hurst co-founded Agility in 2015 after more than two decades advancing the science of bipedal robotics through academic research and engineering innovation. Following the completion of his Ph.D. in Robotics at Carnegie Mellon University, Jonathan joined Oregon State University, where he established the university’s robotics program and led pioneering research in dynamic locomotion and legged robotics. As the foundational scientific challenges gave way to opportunities for commercial application, Jonathan founded Agility to bring those breakthroughs from the laboratory into real-world industrial environments. Under his technical leadership, Agility has evolved from foundational research into one of the only humanoid robotics companies with multiple years of deployment experience, developing robots engineered to deliver useful physical labor in environments designed for people.

Beyond Peggy and Jonathan, Agility’s leadership team brings deep expertise across robotics, artificial intelligence, manufacturing, enterprise software and industrial operations. Together, the team combines scientific innovation with the operational capabilities required to manufacture, deploy and scale humanoid robotics for enterprise customers.

Agility is supported by world-class partners and customers.

Agility is supported by a broad ecosystem of strategic investors, technology partners and commercial customers spanning the artificial intelligence, manufacturing and industrial automation value chain. Together, these relationships accelerate product development, strengthen commercialization, expand manufacturing capabilities and validate the growing demand for humanoid robotics.

Our strategic investors include industry leaders such as NVIDIA, Amazon, SoftBank, Schaeffler, ABICO Group and Foxconn, among others, whose investments provide strategic alignment and reflect a shared conviction in the long-term potential of humanoid robotics and physical AI. These relationships align Agility with organizations that bring deep expertise across artificial intelligence, advanced manufacturing, industrial automation and global supply chains while reinforcing our long-term strategy.

Our technology partners include leading organizations such as NVIDIA, Google DeepMind, Manhattan Associates and Amazon Web Services. These relationships strengthen the Agility platform across artificial intelligence, enterprise software and cloud infrastructure. In 2026, NVIDIA selected Digit 5 as the inaugural humanoid launch partner for its NVIDIA Halos for Robotics platform, pairing Agility’s systems with NVIDIA IGX Thor and Halos Core infrastructure and integrating NVIDIA’s AI infrastructure with Agility’s proprietary cooperative safety architecture. This collaboration represents important validation of Agility’s leadership in cooperative safety and commercial humanoid robotics.

Our commercial customers include leading global enterprises such as Schaeffler, GXO, Toyota Motor Manufacturing Canada and Mercado Libre, where Digit performs useful physical labor within active manufacturing, distribution and logistics operations. These commercial relationships provide continuous operational experience that strengthens our technology, informs future product development and validates growing customer demand for humanoid robotics.

We believe the combination of world-class strategic investors, technology partners and commercial customers provides Agility with a differentiated ecosystem that supports continued innovation and long-term commercial scale.

Addressing the Physical Labor Gap

The physical labor challenge.

The global economy depends on millions of workers performing physically demanding tasks every day. Across manufacturing facilities, warehouses and distribution centers, workers move materials, replenish inventory, transport goods and perform countless repetitive workflows that are essential to modern industrial operations. While industrial automation has transformed many aspects of production over the past several decades, a substantial portion of this work continues to rely on human labor.

At the same time, the supply of available labor is becoming increasingly constrained. Demographic shifts, an aging workforce, continued growth in e-commerce and the reshoring of manufacturing have created a structural imbalance between labor supply and demand that is expected to persist for years to come. In the United States alone, approximately 409,000 manufacturing positions were unfilled in 2025, and that shortage is projected to increase to approximately 1.9 million positions by 2033 if current workforce trends continue. Similar workforce shortages continue to affect warehouse and distribution operations, where employers face ongoing challenges attracting and retaining workers for physically demanding roles. We believe that these long-term labor dynamics are reshaping how industrial companies think about workforce planning, operational resilience and automation.

Industrial companies have responded by investing heavily in automation technologies, including fixed industrial robots, automated storage and retrieval systems, conveyors and autonomous mobile robots. These technologies have delivered significant productivity improvements and remain essential components of modern manufacturing and logistics operations. However, they are generally designed to automate specific, highly structured workflows within dedicated operating environments. Many physical tasks continue to rely on people because they require mobility, manipulation and adaptability within dynamic environments that were designed for human workers rather than machines.

Management estimates the near-term addressable market for humanoid robots across manufacturing, distribution and logistics environments in the United States to be approximately $1 trillion. We believe that these industries represent the initial opportunity for humanoid robotics because they combine persistent labor shortages, repetitive physical workflows and measurable customer return on investment.

Humanoids: the next frontier of industrial automation.

We believe the next generation of industrial automation will be built around the world that already exists. Factories, warehouses, shelving systems, tools and material flows have all been designed for people. Rather than requiring customers to redesign these environments around automation, humanoid robots have the potential to operate within existing infrastructure while performing a broad range of physical tasks. We believe that this human-centric approach carries advantages of existing investments, reduces deployment complexity and enables customers to automate work with substantially greater flexibility than traditional single-purpose automation systems.

We believe the ability to automate physical labor is becoming increasingly important to both economic and national competitiveness. As countries seek to strengthen domestic manufacturing, improve supply chain resilience and address structural labor shortages, we believe that humanoid robotics has the potential to become an important enabling technology for the next generation of industrial production.

Unlike conventional automation, which is typically designed to perform a single task within a highly structured environment, humanoid robots combine mobility, manipulation and artificial intelligence into a general-purpose system capable of performing multiple workflows. Humanoids are designed to work with humans, other traditional automation machines, other robotic solutions (e.g., AMRs), as well as other humanoids. We believe that this flexibility enables customers to automate a broader range of physical work while increasing robot utilization as the platform acquires new capabilities over time.

Agility has deliberately focused its initial commercial deployments on manufacturing, distribution and logistics, which we refer to as our beachhead markets. These industries combine persistent labor shortages, repetitive physical workflows and environments already designed around human workers, making them an ideal entry point for humanoid robotics. Today, Digit is primarily deployed in repetitive physical roles that customers often struggle to fill due to ongoing hiring and retention challenges. By helping customers address these labor gaps, we believe that Agility is able to deliver measurable customer return on investment while enabling employees to focus on higher-value activities.

Over time, we expect continued advancements in embodied AI, manipulation and cooperative safety to enable Digit to perform an expanding range of workflows across existing customer facilities before extending into adjacent industries and entirely new end markets. Ultimately, we believe customers are seeking to invest in useful physical labor solutions. As Agility continues to evolve through engineering innovation and broad commercial adoption of Digit, we believe customer value and the addressable market for humanoid robotics will continue to expand.

Leading the commercialization of humanoid robotics.

The commercialization of humanoid robotics requires more than building capable robots — it requires demonstrating that they can reliably perform useful physical labor in real-world operating environments. Since our founding, Agility has worked alongside leading industrial companies, including Schaeffler, GXO, Toyota Motor Manufacturing Canada and Mercado Libre, to deploy Digit v4 within active manufacturing, distribution and logistics operations. These long-term customer relationships have established Agility as one of the industry’s commercial leaders while providing the operational foundation required to scale humanoid robotics.

Deployment in real-world customer environments has been central to our product development philosophy. Rather than developing products in isolation, our engineering teams work directly alongside customer operations, observing Digit performing useful physical labor and rapidly incorporating those learnings into software updates, hardware improvements and future product generations. As of May 2026, Digit v4 had accumulated more than 65,000 hours of commercial operation across nine committed customer facility deployments, providing operational experience that continues to strengthen our technology, deployment methodologies and understanding of customer workflows.

The results of this approach are already evident in customer operations. At Schaeffler, Digit v4 has been deployed across multiple facilities supporting material handling and logistics workflows, achieving approximately 98% operational accuracy while moving approximately 25,000 totes. Following these deployments, Schaeffler has committed to scaling its use of Digit 5, moving from pilot to full-scale integration across its manufacturing footprint. At GXO, Digit has automated tote fulfillment and handling workflows, reaching a cumulative 100,000 tote milestone in November 2025 and maintaining approximately 98% operational accuracy while on-task. These deployments demonstrate Digit’s ability to perform useful physical labor in demanding industrial environments while generating the operational experience that continues to shape the evolution of our platform.

Experience gained through customer deployments has directly informed the evolution of Digit. Rather than defining our product roadmap solely through engineering objectives, we have prioritized the capabilities customers identified as most important for broader commercial adoption. Customer feedback — including the need to operate beyond traditional robotic workcells, maximize utilization across multiple shifts and automate a broader range of workflows — directly informed the development of Digit 5 and will result in advancements including our proprietary cooperative safety architecture, proprietary fast-charge battery system, increased payload capacity, expanded vertical reach and modular, interchangeable end effectors, all designed to improve customer economics, increase robot utilization and expand the range of commercially viable applications for humanoid robots.

Our commercial progress is reflected not only in operating experience, but also in growing customer demand. As of May 2026, we have secured more than $300 million of committed multi-year orders for Digit 5 subject to the satisfaction of certain contractual milestones, product features and/or specifications, with a sales pipeline of more than 30 customers. These commitments demonstrate growing customer confidence in both the capabilities of humanoid robotics and Agility’s ability to commercialize the technology at scale.

Scaling customer adoption.

Our commercialization strategy is centered on solving customer problems rather than selling robots. We focus our efforts on enterprises with significant labor challenges rather than organizations evaluating robotics as technology experiments. Through our commercial deployments to date, we have demonstrated a compelling customer value proposition supported by validated customer return on investment. We work alongside prospective customers to identify high-value workflows, validate operational and economic performance, and develop a roadmap for broader deployment through a collaborative, data-driven approach.

Rather than viewing an initial deployment as the endpoint, we view it as the foundation for a long-term customer relationship. We believe that a successful deployment establishes an initial footprint within a customer facility that can expand as additional workflows are automated, robot density increases and deployments extend across the customer’s broader manufacturing, distribution and logistics network. Digit 5 has been designed to accelerate this next phase of adoption through capabilities — including cooperative safety and enhanced manipulation — that expand the range of commercially viable workflows while improving robot utilization and customer economics. This land-and-expand model creates meaningful long-term growth opportunities within existing customer relationships while increasing customer lifetime value.

To support this strategy, Agility established the Customer Acceleration Program (“CAP”) in late 2025, a structured commercialization framework designed to move customers from initial evaluation to scaled deployment. CAP is intended for customers with significant labor challenges and a desire to deploy humanoid robots at scale. The program guides customers through a proof of technology, an on-site proof of concept and a commercial Robot-as-a-Service deployment, enabling customers to validate technical performance, operational integration and customer economics before expanding deployments. Participation in CAP requires customers to pay a program fee of approximately $500,000 to Agility, reflecting a meaningful commercial commitment to evaluating deployment of Digit within their operations. As of May 2026, Agility has signed four new customers to the CAP and was engaged with more than 30 prospective customers through active commercial discussions and the CAP.

Each customer deployment also generates valuable operational intelligence that strengthens our platform. Customer feedback and real-world operating data continue to inform future software capabilities, hardware improvements and new workflows, creating a continuous cycle of deployment, learning and product improvement. We believe that this repeatable commercialization framework, combined with growing customer demand and our commercial deployment experience, positions Agility to accelerate the commercial adoption of humanoid robotics across manufacturing, distribution and logistics.

A Platform Purpose-Built for Commercial Deployment

Commercializing humanoid robotics begins with safety.

Today’s humanoid robots must generally remain confined to workcells or other safety barriers that create physical separation from humans. While recent advances in artificial intelligence have significantly expanded what humanoid robots are capable of accomplishing, broad commercial adoption depends on enabling robots to safely operate alongside people in active industrial environments. We therefore believe safety, in addition to artificial intelligence and highly sophisticated robotics hardware, is an important limiting factor to broad scaling of the humanoid robotics industry.

Years of deployment alongside leading enterprise customers reinforced this conclusion. As Digit was deployed within our customers’ facilities, we gained unique firsthand insight into the operational and safety requirements customers expect before deploying industrial automation at scale. These deployments demonstrated that broad adoption requires more than intelligent software or capable hardware — it requires a trustworthy and certifiable safety architecture that enables humanoid robots to work productively alongside people in real-world operating environments. Our experience also highlighted that many of the most critical safety requirements only emerge through live deployments, where customer expectations, insurance requirements and operational realities intersect.

This philosophy fundamentally shaped the development of Digit 5. Rather than treating safety as a feature, Digit 5 was redesigned from the ground up with cooperative safety as a foundational design objective. We define cooperative safety as the ability for humanoid robots to safely operate alongside people. Achieving this capability requires integrating external and internal safety features throughout the robot’s mechanical architecture, sensing systems, controls, software and operating behavior, creating a unified system designed for operation alongside human coworkers. We believe safety cannot be added to a humanoid robot as a standalone feature — it must be designed into every aspect of the system from the outset.

We believe the ability to operate safely alongside human coworkers represents one of the most important milestones in the evolution of industrial humanoid robotics. As industry standards for human-robot collaboration continue to develop, we are actively engaged with customers, technology partners and standards bodies to help define the frameworks and performance requirements necessary for deployment in shared workspaces. Our objective is to enable Digit to operate productively in close proximity to people while meeting the safety, reliability and certification standards required by enterprise customers.

This integrated approach to safety extends across the entire Agility platform. Purpose-built robotics, embodied AI, deployment software and our proprietary cooperative safety architecture work together as a unified system to enable Digit to operate safely and productively within real-world customer environments. The platform is informed by commercial operating data generated through customer deployments, allowing us to continually refine safety performance and real-world operating behavior. This integrated approach differentiates Digit 5 from conventional humanoid designs and establishes the foundation for broader commercial adoption. The following sections describe how each component of our integrated platform contributes to that objective.

Safe physical labor requires an integrated system.

Delivering useful physical labor safely and reliably requires more than a capable humanoid robot. It requires robotics, embodied AI and deployment software working together as a unified technology platform. Agility has spent more than a decade developing these capabilities in parallel, designing each component to operate as part of an integrated system rather than as standalone technologies. Commercial deployments continuously strengthen the platform by generating operational data that improves embodied AI, informs future hardware development and enables software enhancements to be deployed across customer fleets through Agility Arc.

Our integrated technology platform consists of three tightly interwoven components:

●	Digit, our purpose-built humanoid robot designed to perform useful physical labor in environments built for people.

●	Embodied AI, our proprietary software stack that enables Digit to perceive, reason, navigate, manipulate objects and execute increasingly complex physical tasks.

●	Agility Arc, our cloud-based deployment and fleet management platform that manages robot operations, workflow orchestration, analytics and over-the-air software updates.

Together, Digit, embodied AI and Agility Arc form a vertically integrated technology platform that enables Agility to design, deploy and continuously improve humanoid robots performing useful physical labor.

Digit: designed for useful physical labor.

Delivering useful physical labor begins with physics. Before a robot can understand its environment through embodied AI or safely operate alongside people, it must first possess the physical capability to perform the work. Dynamic stability, locomotion, manipulation, strength, power efficiency and reliability are fundamental engineering challenges that must be solved before a humanoid robot can become commercially useful.

Agility’s technology draws on more than a decade of research and development originating at the Oregon State University Robotics Institute and DARPA-funded programs. Agility did not set out simply to build a humanoid robot. The Company’s early work focused on understanding how animals and people move, applying first principles of biomechanics and robotics to reproduce those same physical capabilities through engineered systems. This work resulted in Cassie (2016), a commercially available research robot that validated many of the foundational technologies required for dynamic locomotion and physical interaction with the world. Building on those capabilities, Agility introduced Digit v1 (2017) as its first humanoid proof of concept, demonstrating how those foundational technologies could be applied within environments designed for people.

As these scientific and engineering challenges were solved, Agility’s focus shifted from proving what was technically possible to understanding how those capabilities could solve meaningful customer problems. Rather than assuming where humanoid robots would create the greatest value, Agility evaluated hundreds of potential workflows across a broad range of industries and applications. Those learnings ultimately identified manufacturing, distribution and logistics as our beachhead markets.

The result was Digit, a general-purpose humanoid robot engineered to perform useful physical labor within environments built for people. Digit’s physical architecture is the product of first-principles engineering. Rather than designing a robot to resemble a person, we engineered the machine required to solve real customer problems. Four core design principles shaped Digit’s architecture:

●	Dynamic Stability. A dynamically balanced bipedal design enables Digit to navigate narrow aisles, hallways and other crowded, changing environments while moving naturally through spaces designed for people.

●	Upright Architecture. An upright torso minimizes the robot’s footprint while optimizing balance and providing an efficient location for onboard computing, battery systems and sensors.

●	High-Mounted Manipulation. Shoulder-mounted, bimanual manipulation maximizes reach, enables lifting and repositioning of large objects, and improves whole-body coordination, stability and recovery during operation.

●	Human-Aware Design. Human-robot interaction features, including a face with expressive signaling, enable Digit to communicate intent intuitively and operate naturally alongside people.

Together, these engineering decisions naturally resulted in a humanoid form factor — not because our objective was to replicate human anatomy, but because it proved to be the most effective architecture for performing useful physical labor in environments designed for people.

The culmination of this work was Digit v4 (2025), Agility’s first commercially deployed humanoid robot designed to perform useful physical labor in real-world customer environments. Designed specifically for manufacturing, distribution and logistics, Digit v4 features a 35-pound carrying capacity, four-hour runtime with autonomous charging, 360-degree sensing awareness, adaptive dexterity designed for industrial workflows, deployments that have passed OSHA recognized NRTL field evaluation, and next-generation power-efficient edge AI compute. These commercial deployments validated the core platform while providing the operational experience that directly shaped the development of Digit 5.

Customer deployments consistently reinforced four priorities for broader commercial adoption: the ability to operate safely alongside people, maximize utilization across multiple shifts, handle heavier payloads and perform a broader range of workflows within a facility. Digit 5 is designed to address each of these requirements through several significant advancements from Digit v4, including:

●	Cooperative Safety. A purpose-built cooperative safety architecture designed to enable operation alongside people.

●	Proprietary Fast-Charge Battery System. A new 90-minute runtime battery system charges in just 9 minutes, giving Digit 5 a 10:1 run-to-charge ratio (up from Digit v4’s 2:1), enabling more than 20 hours of productive work in a 24-hour day, significantly increasing robot utilization across multiple shifts.

●	Expanded Payload Capacity. Approximately 40% greater payload capacity, enabling Digit to lift up to 50 pounds and automate a broader range of industrial workflows.

●	Greater Reach. Approximately 30% greater vertical reach to 7.2 feet, expanding the range of storage locations, workstations and material handling applications Digit can access. Digit 5 weighs 284 lb. (129 kg), stands 5’ 11” (1.81 m), and can reach heights of up to 7.2 feet (2.2 m) (up from Digit v4’s 5.5 ft), sized to reach the same shelves and move through the same aisles, doorways and workstations built for people.

●	Modular End Effectors. Interchangeable end effectors that enable customers to configure Digit for different applications and perform multiple workflows throughout a facility.

Underlying Digit’s performance is a small number of highly integrated proprietary systems, including its cycloidal actuators, modular manipulation system, sensor architecture, battery technology and control systems. Agility has developed these core technologies specifically for the demands of humanoid robotics, enabling high performance, durability and reliability in demanding industrial environments. Controlling these critical systems also provides a foundation for future product innovation while giving Agility greater control over manufacturing, supply chain, product reliability and long-term cost reduction as the platform scales.

Embodied AI: Agility owns the physical AI layer.

Embodied AI is the intelligence layer that enables Digit to perceive, reason and interact with the physical world. While recent advances in artificial intelligence have dramatically improved a robot’s ability to understand language, images and its surroundings, performing useful physical labor requires a fundamentally different form of intelligence. Agility refers to this capability as physical AI, and we have developed a proprietary embodied AI stack that enables Digit to move, manipulate objects and perform useful physical labor within real-world customer environments.

Agility owns this physical AI layer. Our proprietary embodied AI stack combines perception, locomotion, manipulation, motion planning and controls into a unified intelligence system that enables Digit to operate autonomously within complex industrial environments. Working together with Digit’s purpose-built hardware and Agility Arc, embodied AI transforms a capable machine into an autonomous worker capable of performing increasingly sophisticated physical tasks.

Physical AI and semantic AI solve fundamentally different problems. Semantic AI systems, including large language models and vision foundation models, are trained on publicly available text, images and video, enabling robots to recognize objects, understand language and interpret their surroundings. These technologies are becoming increasingly accessible across the industry, and we expect continued advances in semantic AI to benefit the broader robotics ecosystem. Physical AI, however, must solve an entirely different challenge: determining how a specific robot should move, balance, manipulate objects and interact safely with the physical world. Unlike semantic AI, there is no public dataset that provides the correct motor commands, control policies or physical behaviors required to operate a humanoid robot. These capabilities must be developed specifically for the robot itself.

Developing physical AI therefore requires a fundamentally different approach to training. Agility combines learning from demonstration — including teleoperation, motion capture and simulated examples — with reinforcement learning, allowing Digit to refine behaviors through repeated practice in simulation before deployment into customer environments. Over time, these capabilities are expected to continue improving through learning across fleets of deployed robots.

Commercial deployment is central to the continued advancement of our embodied AI. Every Digit operating in a customer facility generates proprietary operational data that strengthens existing behaviors, supports the development of new skills and expands the range of physical work the platform can perform. We believe ownership of the physical AI layer represents one of Agility’s most important competitive advantages. As commercial deployments continue to expand, our embodied AI platform becomes increasingly capable, strengthening Digit’s performance, expanding commercially viable applications and reinforcing Agility’s leadership in useful physical labor.

Agility Arc: The operating system for commercial deployment.

Agility Arc is our cloud-based software platform that connects Digit with customer operations. As humanoid robot deployments expand from individual robots to enterprise-scale fleets, software becomes essential for coordinating robot activity, integrating with existing customer workflows and managing operations across multiple facilities. Together with Digit and our embodied AI platform, Agility Arc serves as the operational layer of the Agility platform.

Agility Arc coordinates every stage of robot deployment and operation. The platform assigns robots to workflows, monitors fleet performance, tracks robot health and enables over-the-air software updates, remote diagnostics and teleoperation when required. Agility Arc also integrates with warehouse management systems, manufacturing execution systems and other forms of industrial automation, allowing Digit to operate as part of existing customer operations rather than as a standalone system. This integration reduces deployment complexity while enabling customers to scale humanoid robot fleets within their existing operating environments.

Agility Arc also serves as the data layer for the Agility platform. Operational data generated by every deployed Digit flows through Agility Arc, providing customers with visibility into fleet utilization, workflow performance and operational efficiency while enabling Agility to continuously improve its embodied AI platform. As commercial deployments expand, Agility Arc becomes the mechanism through which real-world operating experience is collected, analyzed and translated into future software capabilities, new robot skills and product improvements.

Beyond supporting Digit deployments, we believe Agility Arc has the potential to become an increasingly valuable enterprise software platform in its own right. Because Agility Arc already integrates with warehouse management systems and other forms of industrial automation, we believe its capabilities can expand over time to help customers orchestrate broader automation environments beyond humanoid robots. This creates an opportunity to deepen customer relationships while further strengthening the connection between commercial deployment, operational intelligence and continuous platform improvement. Digit is currently designed to process sensory data locally and transmit essential system health and diagnostic information to Agility Arc. Transmitted data is encrypted and segregated by customer, and on-robot storage will be encrypted at rest.

Commercial deployment creates a compounding advantage.

We believe that one of Agility’s most significant long-term competitive advantages is the continuous learning generated through commercial deployment. Unlike traditional industrial automation systems, which are designed to perform fixed tasks throughout their operating lives, Digit is designed to become increasingly capable over time. Every commercial deployment generates proprietary operational data that strengthens our embodied AI, informs future hardware development and expands the capabilities of the platform.

Commercial deployments expose Digit to diverse customer facilities, workflows, environmental conditions and human interactions that cannot be fully replicated through laboratory testing or simulation. This real-world operating experience improves perception, manipulation, mobility and task execution while expanding our understanding of how humanoid robots perform useful physical labor in dynamic industrial environments.

We believe that this creates a compounding competitive advantage. Operational data generated through commercial deployments strengthens embodied AI, enabling Digit to perform a broader range of workflows and increasing the value of every deployment. As customers expand deployments across additional facilities and applications, Agility collects more operational data, creating a powerful data flywheel that continuously strengthens the platform. Unlike traditional industrial automation, where product development largely precedes commercialization, the commercialization of humanoid robotics and product development occur simultaneously.

As our installed base continues to grow, we expect this cycle of deployment, learning and capability expansion to accelerate. We believe the companies that deploy the most robots performing useful physical labor will ultimately develop the most capable physical AI platforms. Commercial deployment is therefore not the end of product development — it is the engine that drives it.

Cooperative Safety: an integrated architecture.

Cooperative safety is the culmination of Agility’s integrated technology platform. Rather than viewing safety as a standalone feature, we have designed Digit 5 around a unified architecture in which robotics, embodied AI, controls, sensing and deployment software work together to enable safe operation alongside people. We believe cooperative safety cannot be achieved by adding individual sensors or software features to an existing robot that has not been foundationally designed to contemplate cooperative safety. Instead, it must be designed into every layer of the system from the outset.

We believe that Digit’s physical architecture provides the foundation for cooperative safety. Dynamic stability, human-aware design and purpose-built hardware enable the robot to move predictably within environments designed for people. Building on this foundation, our embodied AI will continuously interpret the surrounding environment, identify people and objects, plan safe motions and adapt to changing operating conditions in real time. Agility Arc complements these capabilities by monitoring robot health, deploying software updates and providing operational oversight across customer fleets.

Together, these systems will enable Digit to operate safely while maintaining the flexibility required for useful physical labor. Cooperative safety will enable Digit to move throughout customer facilities, transition between workflows and operate alongside human coworkers. This expands robot utilization, improves customer economics and significantly broadens the range of commercially viable applications for humanoid robotics.

Cooperative safety also reflects years of commercial experience. Deployments across manufacturing, distribution and logistics environments provided firsthand insight into the operational and safety requirements enterprise customers expect before deploying automation at scale. Those learnings directly informed the development of Digit 5, which has been redesigned from the ground up with cooperative safety as a foundational design objective.

We believe broad commercial adoption of humanoid robotics will require robots to operate safely alongside people. Digit v4 deployments have passed OSHA-recognized NRTL field evaluations, and Digit 5 will build on that foundation through a purpose-built cooperative safety architecture designed specifically for shared work environments. We believe the regulatory framework governing humanoid robotics will continue to evolve as commercial deployment accelerates, and that Agility’s commercial experience and integrated approach to cooperative safety position us to help shape the standards that enable safe, large-scale deployment.

In September 2026, Agility entered into a memorandum of understanding with FORT Robotics, Inc. (“FORT”) to formalize a strategic collaboration for exploratory product development efforts to integrate and validate the use of FORT’s safety solutions with Digit 5. It builds on a multi-year relationship in which FORT’s technology has been embedded in past versions of Digit. The collaboration includes the evaluation of an offboard safety bridge designed to connect Digit with external safety systems, which is intended to extend Agility’s cooperative safety approach beyond the robot itself. We believe this collaboration will further strengthen the cooperative safety architecture underlying Digit 5 as Digit 5 begins deployment and scales into more complex commercial environments. The memorandum of understanding is terminable by either party on short notice and does not obligate either party to enter into a commercial agreement.

A Flexible Business Model with Attractive Economics

Flexible adoption models.

Agility’s business model is designed to commercialize useful physical labor through flexible customer adoption models that generate compelling customer returns while supporting attractive long-term economics for the Company. We offer two primary commercial models that allow customers to align their investment with their operational objectives, capital planning processes and stage of automation adoption.

Under our Robot-as-a-Service (“RaaS”) model, Agility retains ownership of Digit while customers pay a recurring subscription fee that includes the robot, software and ongoing support services. This model lowers the barriers to adoption by reducing upfront capital requirements, simplifying deployment and allowing customers to integrate humanoid robotics into their operations with minimal initial investment. We believe this model is particularly attractive for customers because it provides an economically attractive alternative to conventional labor costs while allowing them to address critical labor shortages and difficult-to-fill operational roles. As of May 2026, the $300 million of contracted Digit 5 orders were structured under our RaaS model, which indicates a strong customer preference for recurring, low-friction adoption of humanoid robotics.

Customers may also acquire Digit through a traditional ownership model, under which the customer purchases the robot while continuing to subscribe to software and support services. We believe the ownership model may appeal to larger organizations with sophisticated automation programs that prefer to acquire and manage strategic automation assets directly. This model may become increasingly attractive as humanoid robotics becomes more broadly established within customers’ long-term automation strategies and capital investment programs.

Together, these complementary commercial models allow Agility to meet customers wherever they are in their automation journey while creating long-term customer relationships under either adoption model.

Measurable customer ROI.

Agility believes customer adoption begins with measurable economic value. Our commercial models are designed to deliver compelling customer returns from the outset of deployment by addressing persistent labor shortages in roles that customers often struggle to fill. Today, Digit is primarily deployed to perform repetitive physical tasks where employers face ongoing hiring and retention challenges, enabling customers to improve productivity while augmenting their existing workforce.

Under the RaaS model, subscription pricing is generally structured at a discount to a customer’s fully burdened labor cost, allowing customers to realize a positive economic return immediately upon deployment while avoiding significant upfront capital investment. Because customers are often deploying Digit into positions that are difficult to staff consistently, the economic benefit extends beyond direct labor savings and may also include improved operational continuity, reduced overstaffing requirements and increased production capacity. This approach enables customers to adopt humanoid robotics with minimal financial friction through a flexible operating expense model while addressing critical labor gaps.

Customers choosing to purchase Digit also benefit from compelling economics. Based on our current planning assumptions, Digit 5 is expected to achieve customer breakeven in approximately 1.1 years. We believe this payback period compares favorably to many industrial automation investments and reflects the value created by deploying Digit into labor-constrained workflows where productivity, uptime and workforce availability are key drivers of customer returns.

Under either commercial model, customers have the opportunity to generate meaningful long-term savings while benefiting from increased operational flexibility, improved productivity and continued software enhancements that expand the capabilities of the platform throughout its operating life.

Compelling lifetime unit economics.

Both commercial models are designed to generate attractive lifetime economics for Agility while supporting durable, recurring customer relationships.

Under the RaaS model, Agility generates recurring subscription revenue throughout the robot’s operating life while retaining ownership of the asset. Based on our current planning assumptions, a single Digit deployment is expected to generate approximately $500,000 of cumulative revenue over an assumed five-year useful life while enabling Agility to recover its invested capital in less than one year.

Under the ownership model, a larger portion of revenue is recognized at the time of robot delivery, followed by recurring software and support revenue throughout the robot’s operating life. Based on our current planning assumptions, a single Digit deployment under this model is expected to generate approximately $400,000 of cumulative revenue over the same five-year period.

Our economic model strengthens as the business scales. Continued improvements in product design, bill of materials optimization, manufacturing efficiency and supply chain scale are expected to reduce product costs while improving capital efficiency under the RaaS model. At the same time, growth in our installed base is expected to increase recurring software and service revenue, while continued improvements in Digit’s capabilities create opportunities to deliver additional customer value over time. Together, these factors provide a potential path toward product gross margins in excess of 70% as the business scales.

Achieving these improvements depends on Agility’s ability to continuously improve manufacturing efficiency while reducing product costs at scale. The following section describes how Agility has designed its manufacturing platform to support scalable production, ongoing product optimization and long-term margin expansion.

Please refer to the risk factors in the section entitled “Risk Factors,” including the risk factors entitled “Risk Factors—General Risk Factors—Our forecasts, projections, and other forward-looking information are based on management assumptions that may prove incorrect, and our actual results may differ materially from those anticipated. Financial projections for early stage technology companies are inherently uncertain, and investors should not place undue reliance on any projected operational or financial information included in this prospectus.,” “Risk Factors—Risks Related to Our Business—If our RaaS model or other recurring revenue models for Digit, including without limitation, any recurring revenue models related to Agility Arc, fail to gain commercial acceptance or generate profitable unit economics at scale, our growth, margins, cash flow and path to profitability may be materially adversely affected.” and “Risk Factors—Risks Related to Our Business—Our operating projections rely on management assumptions and analyses. If these assumptions or analyses prove to be incorrect, actual operating results may be materially different from our forecasted results, which could materially impact financial results.”

Industrial Infrastructure Built for Commercial Scale

Agility has established the industrial infrastructure required to support commercial-scale production. Our capabilities include U.S.-based production, integrated engineering and manufacturing, proprietary technologies and supply chain capabilities that enable us to manufacture, deploy and continuously improve Digit as production volumes increase.

This infrastructure provides the foundation for scaling production while continuously improving product quality, manufacturing efficiency and cost. The following sections describe the principal components of Agility’s industrial infrastructure and how they support the commercial deployment of humanoid robotics.

RoboFab is a full-scale humanoid factory.

RoboFab is our humanoid manufacturing facility and serves as the foundation of Agility’s commercial-scale production. Located in Salem, Oregon, RoboFab was designed specifically for the manufacturing of humanoid robots. The facility utilizes a modular manufacturing architecture that enables production to scale efficiently while supporting continuous improvements in quality, productivity and cost.

Importantly, RoboFab is not a future capability — it is operating today and producing Digit robots for deployment. The facility has a designed production capacity of up to 10,000 robots annually and was built to enable production capacity to expand efficiently with relatively modest incremental capital investment. This approach provides Agility with the manufacturing foundation required to support increasing commercial deployment while maintaining the flexibility to accommodate future generations of Digit.

Beyond production capacity, RoboFab provides a platform for continuous operational improvement. As manufacturing experience grows, Agility is able to refine production processes, optimize its supply chain and implement engineering-driven improvements that enhance product quality, reduce manufacturing costs and strengthen customer economics over time.

Engineering and manufacturing as one system.

Agility tightly integrates engineering and manufacturing, with product engineers working directly alongside production teams on the RoboFab factory floor. This close collaboration creates a continuous feedback loop between product design, manufacturing and commercial deployment, allowing product and manufacturing improvements to be identified, implemented and validated rapidly.

Manufacturing experience provides valuable insights into product design, assembly processes, component performance and supply chain efficiency. By embedding engineering within the manufacturing environment, Agility continuously improves manufacturability, product quality and cost while accelerating the introduction of future product generations.

Well-developed strategic supply chain.

Agility has established a supply chain designed to support commercial-scale production. As of June 30, 2026, approximately 66% of Digit’s components were sourced from suppliers in the United States, providing greater control over quality, logistics and production while supporting a resilient domestic manufacturing footprint. This domestic supply chain also positions Agility to support broader U.S. manufacturing priorities while reducing dependence on global supply chains.

As production volumes increase, Agility expects to continue strengthening its supply chain through strategic sourcing, supplier collaboration and purchasing scale. Together, these initiatives are expected to improve component availability, reduce manufacturing costs and support the long-term commercialization of humanoid robotics.

Proprietary hardware and systems.

Agility has developed, or secured exclusive rights within the humanoid robotics sector to, several of the critical hardware systems that define Digit’s performance. These systems include Digit’s actuators, manipulation architecture, sensing systems and battery technology. By controlling these critical technologies, Agility is designed to be able to optimize product performance, reliability, manufacturability and cost while reducing dependence on commercially available components.

Digit’s proprietary cycloidal actuators are the most significant example and represent one of Agility’s core technical differentiators. Agility has developed substantial intellectual property around these actuators, which are designed specifically for the repeated impacts, dynamic stability and precise force control required in humanoid robotics. Their durability and efficiency support Digit’s ability to operate reliably in demanding industrial environments, while Agility’s control of the underlying technology enables continued optimization of performance, manufacturing cost and future product generations. Agility also has exclusive rights within the humanoid robotics sector to certain licensed technologies, including its fast-charge battery system, further strengthening its control over critical product capabilities without requiring every component to be developed internally.

A proven cost reduction roadmap.

One of the most important drivers of Agility’s long-term financial performance is the ability to continuously reduce the cost of Digit as production scales. The attractive unit economics discussed in the previous section — including capital payback periods of less than one year under our RaaS model and a path toward product gross margins in excess of 70%–are supported by our ability to improve product design, optimize manufacturing processes and strengthen our supply chain over time.

Importantly, Agility does not view cost reduction as primarily a function of higher production volumes. While manufacturing scale contributes to lower costs, we believe the greatest opportunities come from engineering improvements, supplier engagement and manufacturing experience. These initiatives simplify manufacturing, reduce component costs and improve production efficiency while simultaneously enhancing product performance.

This is not a capability we are forecasting for the first time. Through engineering improvements, supplier engagement, manufacturing experience and increasing production scale, Agility has already reduced the bill of materials for Digit v4 to approximately $125,000 per robot. These same operating disciplines are now being applied to Digit 5.

Digit 5 is not a concept or a design on paper. We have already built and produced Digit 5 prototype units, which were unveiled on September 15, 2026. Early access to Digit 5 is expected to begin in the first half of 2027, with increasing availability over the following six to nine months for manufacturing, warehouse and distribution operators, and our early manufacturing experience is validating the cost reduction roadmap developed for the platform. While meaningful cost reductions have already been achieved, we continue to identify additional opportunities across engineering, supply chain and manufacturing that we believe will substantially reduce the bill of materials over time. We believe that this repeatable process of engineering innovation, manufacturing learning and supply chain optimization will continue to strengthen both customer economics and Agility’s long-term financial performance.

A Platform for Long-Term Growth

Humanoid robotics remains in the early stages of commercialization. Agility has established an initial commercial focus in manufacturing, distribution and logistics, where persistent labor shortages, compelling customer economics and environments designed for people create an attractive entry point for humanoid robotics. We believe the introduction of Digit 5, designed with its cooperative safety architecture and expanded capabilities, will represent an important step toward broader commercial adoption. As Digit’s capabilities continue to evolve and deployments expand, we believe the Agility platform is well positioned to support a growing number of customers, workflows, industries and end markets.

Our long-term growth strategy is centered on five complementary initiatives: expanding our customer base, growing with existing customers, expanding Digit’s capabilities, broadening the Agility platform and extending humanoid robotics into new markets over time.

Growing our customer base.

Agility continues to expand its commercial customer base through direct customer engagement and the CAP, which enables prospective customers to evaluate Digit within their own operations before broader deployment. This phased approach reduces implementation risk, demonstrates customer value and establishes long-term commercial relationships. As awareness of humanoid robotics continues to increase and customers gain confidence in the technology, we believe these programs position Agility to continue adding leading enterprise customers across manufacturing, distribution and logistics. As of May 2026, Agility has signed four new customers to the CAP and was engaged with more than 30 prospective customers through active commercial discussions and the CAP.

Growing with existing customers.

Initial deployments are typically focused on validating operational performance and customer economics within a limited number of workflows and facilities. As customers gain confidence in Digit’s capabilities and realize measurable operational benefits, we believe deployments can expand through greater deployment density within existing facilities, additional workflows, replication across multiple customer sites and ultimately broader enterprise-wide adoption. This land-and-expand strategy has the potential to significantly increase the number of deployed robots within existing customer relationships while strengthening long-term strategic partnerships. As of May 2026, we have secured $300 million of multi-year orders for Digit 5 subject to the satisfaction of certain contractual milestones, product features and/or specifications, with a potential commercial pipeline multiple times that amount. These orders relate to 1,000 Digit 5 robots under a three-year term RaaS contract, which includes warrants issued to the purchaser that vest proportionately as robots are deployed.

Expanding Digit’s capabilities.

Every improvement to Digit expands the range of useful physical labor the platform can perform. Today, commercial deployments are focused primarily on repetitive material handling workflows such as moving bins and totes. As advances in embodied AI, manipulation, perception and cooperative safety continue, we expect customers to deploy the same robot across a broader range of workflows, including each picking, kitting, carton handling and other increasingly complex physical tasks. Expanding the range of work Digit can perform increases robot utilization, strengthens customer economics and enhances the value of every deployment.

Broadening the Agility platform.

As Digit deployments increase, we expect our installed base to generate an expanding stream of recurring software and services revenue. As customers deploy larger fleets, we expect increasing demand for software, deployment services, spare parts, maintenance and other lifecycle support. Together, we expect these offerings to deepen customer relationships while expanding recurring revenue opportunities over time.

Beyond these recurring services, we believe additional opportunities exist to commercialize technologies developed across the Agility platform. Agility Arc was designed as an enterprise deployment platform that integrates robots with warehouse management systems, manufacturing execution systems and other automation technologies, and we are evaluating opportunities to expand its commercialization over time. We are also actively evaluating strategic partnerships and licensing opportunities for certain proprietary technologies, including our cycloidal actuators, where doing so can accelerate industry adoption while creating additional sources of revenue.

Expanding the addressable market.

Manufacturing, distribution and logistics represent the beginning of Agility’s long-term opportunity rather than the limits of the market we seek to serve. Digit 5 has been designed to expand the range of commercial environments in which humanoid robots can operate by advancing three critical capabilities: cooperative safety, dexterity and autonomy.

Together, these capabilities enable Digit to perform a broader range of physical work while operating safely alongside trained personnel in active industrial environments. We believe these advancements have the potential to significantly expand Agility’s future addressable market beyond our initial beachhead deployments into additional workflows and industries, including grocery distribution, reverse logistics, electronics manufacturing, pharmaceutical manufacturing, machining, construction, agriculture and other industrial applications where organizations face persistent labor shortages and repetitive physical work. We plan to make Digit 5 available for commercial deployment outside North America for the first time, including, without limitation, locations like the European Union and United Kingdom.

As Digit continues to acquire new capabilities, we expect customers to deploy the same platform across an expanding range of workflows within existing facilities before extending deployments into adjacent industries. We believe this progression increases customer value, strengthens return on investment and expands Agility’s commercial opportunity over time.

Looking ahead.

Agility’s commercialization strategy begins by solving today’s industrial labor challenges, where customer demand, measurable economics and technology readiness are already aligned. Every commercial deployment strengthens the Agility platform through operational experience, engineering innovation and continuous improvement, enabling Digit to perform increasingly sophisticated forms of useful physical labor.

We believe this progression creates a natural pathway beyond today’s industrial applications. As advances in embodied AI, manipulation, cooperative safety and autonomy continue, we believe that humanoid robots will become capable of operating in increasingly dynamic environments, interacting with broader populations and ultimately assisting people in everyday life. By beginning with focused industrial deployments and continuously expanding Digit’s capabilities over time, Agility believes it is building the technological foundation for robot partners that can ultimately become part of the home.

Other Business Information

Research and Development

Research and development is fundamental to Agility’s strategy and remains a significant area of investment. Our research activities span hardware, embodied AI, software and manufacturing, with a focus on expanding Digit’s capabilities, improving product performance and reducing manufacturing cost. We believe the integration of engineering, manufacturing and commercial deployment enables rapid iteration and continuous product improvement.

Commercial deployments also play an important role in our development process. Operational data collected through Agility Arc informs future software releases, embodied AI models and product design, creating a continuous feedback loop between customer deployment and technology development. We also collaborate with leading technology partners, including NVIDIA, to advance AI-enabled humanoid robotics and cooperative safety.

Intellectual Property

As of June 30, 2026, Agility’s registered intellectual property portfolio includes (i) 32 issued patents in the United States, (ii) two issued patents in foreign jurisdictions, (iii) 61 pending non-provisional patent applications in the United States, (iv) five pending international patent applications filed under the Patent Cooperation Treaty, (v) two pending patent applications in foreign jurisdictions, (vi) 13 registered trademarks in the United States, (vii) eight pending trademark applications in the United States and (viii) 18 pending trademark applications in foreign jurisdictions. Our IP strategy focuses on protecting key innovations in proprietary hardware systems, physical AI and embodied intelligence, and deployment software and fleet management. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

In addition to patents and trademarks, we rely on trade secrets, proprietary know-how, and confidential information to protect our competitive position. We seek to safeguard our proprietary technology by requiring relevant employees and contractors to execute confidentiality and invention assignment agreements and maintaining strict information security protocols.

Employees and Human Capital

As of June 30, 2026, Agility employed approximately 393 full-time employees across Salem, Oregon, Pittsburgh, Pennsylvania and Fremont, California. Our workforce includes expertise spanning robotics engineering, artificial intelligence, software development, hardware design, manufacturing and commercial operations.

Our employees are central to our long-term success. We are committed to fostering a culture of innovation, collaboration, safety and engineering excellence while attracting, developing and retaining highly skilled talent.

Facilities

Agility’s headquarters and primary manufacturing facility are located in Salem, Oregon, where RoboFab serves as the Company’s purpose-built humanoid manufacturing facility. We also maintain facilities in Pittsburgh, Pennsylvania and Fremont, California that support engineering, research and development and business operations.

We believe our existing facilities are adequate to support our planned commercial operations and the initial scaling of Digit 5 production. As our business continues to grow, we may expand our manufacturing and operational footprint to support increasing production volumes and geographic expansion.

Competition

Agility operates in a competitive landscape that includes both established incumbents and emerging technology providers. We believe we compete principally on the basis of proven commercial deployments, cooperative safety, proprietary embodied AI, integrated hardware and software, and industrial infrastructure purpose-built for commercial scale. Key categories of competitors include:

●	Well-funded humanoid robotics companies. Competition in the humanoid robotics market is intensifying from well-funded companies, including Boston Dynamics, Tesla, Figure AI, Apptronik, 1X Technologies, Sanctuary AI, Hexagon, and NEURA Robotics, among others, many of which have significantly greater financial, technical and marketing resources than Agility. We believe Agility differentiates itself through multiple years of commercial deployment, operational experience in real customer environments and a commercially validated platform.

●	Traditional automation providers. We also compete with providers of industrial automation technologies, including autonomous mobile robots (“AMRs”), fixed robotic systems, warehouse automation solutions and AI-enabled software platforms. While these technologies may effectively automate specific workflows, they generally lack the flexibility of a humanoid robot to perform multiple tasks within environments designed for people without requiring significant facility modifications.

●	Teleoperated and demonstration-stage humanoids. Many companies in the humanoid robotics industry have not yet achieved autonomous commercial deployment, relying instead on teleoperation, demonstrations or prototype systems. We believe Agility differentiates itself by having autonomous humanoid robots performing useful physical labor in commercial customer environments today.

●	Other emerging technologies. Advances in artificial intelligence, foundation models and general-purpose reasoning systems may enable new approaches to automating physical labor. However, we believe delivering useful physical labor requires more than semantic AI alone. Foundation models can help determine what a robot should do, but purpose-built hardware, proprietary embodied AI and enterprise deployment software determine what work a robot can actually perform. We believe Agility’s integrated platform positions the Company to capitalize on continued advances in artificial intelligence while maintaining differentiated capabilities in physical labor automation.

We believe our integrated platform, combining purpose-built hardware, proprietary embodied AI, enterprise deployment software and commercial manufacturing infrastructure, positions Agility to compete effectively as the humanoid robotics industry continues to evolve.

Government Regulation

Our business is subject to a variety of laws and regulations governing robotics, artificial intelligence, workplace safety, environmental matters, data privacy, cybersecurity, international trade and other aspects of our operations. As humanoid robotics continues to evolve, we expect the applicable regulatory framework to continue developing alongside the industry.

Digit v4 deployments have passed OSHA-recognized NRTL field evaluations, and we continue to work proactively with customers, certification bodies and regulatory organizations to support the safe deployment of humanoid robots in commercial environments. We believe maintaining compliance with applicable regulations and industry standards will remain an important component of our long-term strategy.

Export Controls

Our products, technologies and operations are subject to applicable export control, import and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations (“ITAR”) and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). We maintain policies, procedures and internal controls designed to support compliance with these requirements.

Legal Proceedings

From time to time, Agility may become involved in legal proceedings arising in the ordinary course of business. As of the date of this prospectus, Agility is not a party to any material litigation, arbitration, governmental proceeding or other legal proceeding that, individually or in the aggregate, is expected to have a material adverse effect on its business, financial condition or results of operations.

Management

The following table sets forth information regarding our executive officers and members of our Board, including their ages as of the date of this prospectus. With respect to our directors, each biography includes information regarding the experience, qualifications, attributes, or skills that caused our Board to determine that such person should serve as a director of our company.

Name	Age	Position
Executive Officers
Peggy Johnson	64	Chief Executive Officer and Chairperson of the Board
Jonathan Hurst	47	Co-Founder & Chief Robot Officer
Daniel Diez	51	Chief Business Officer
Jennifer Hunter	46	Chief Operating Officer
Michael Beer	45	Chief Financial Officer
Pras Velagapudi	40	Chief Technology Officer
Anastasia Lang	47	Chief Legal & People Officer
Marco Marroquin	51	Chief Hardware Officer
Non-Employee Director and Director Nominees
Damion Shelton	48	Co-Founder and Director
Merline Saintil(1)(2)(3)	50	Director
Derek Aberle(2)	56	Director
Pierre Gentin(1)(2)(3)	59	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Peggy Johnson. Ms. Johnson has served as our Chief Executive Officer and as a member of our Board since March 2024 and as Chairperson of our Board upon the consummation of the Business Combination. Prior to joining Agility, Ms. Johnson served as Chief Executive Officer at Magic Leap, an augmented reality technology company, from August 2020 to October 2023. Prior to this role, she was Executive Vice President of Business Development at Microsoft Corporation from September 2014 to July 2020 and was responsible for driving strategic business deals and partnerships across various industries. Before Microsoft, Ms. Johnson was Executive Vice President of Qualcomm Technologies, Inc. and President of Global Market Development at Qualcomm Incorporated. Ms. Johnson currently serves on the boards of directors for Fox Corporation (NASDAQ: FOX) and BlackRock, Inc. (NYSE: BLK). Ms. Johnson received her B.S. in Electrical Engineering from San Diego State University. We believe that Ms. Johnson is qualified to serve on our Board because of her extensive experience in the technology industry and as our Chief Executive Officer, and her board service for several publicly traded companies.

Jonathan Hurst. Dr. Hurst, our Co-Founder, has served as Chief Robot Officer since May 2023 and previously served as our Chief Technology Officer from November 2015 to June 2023. Dr. Hurst also Co-Founded the Robotics Program at Oregon State University (OSU) and has served as a Professor at OSU for over 17 years. Dr. Hurst received his B.S. in Mechanical Engineering, his MS in Robotics, and his Ph.D. in Robotics from Carnegie Mellon University.

Daniel Diez. Mr. Diez has served as our Chief Business Officer since April 2024. Prior to joining Agility, Mr. Diez served as Chief Marketing Officer from December 2018 to December 2022 and Chief Commercial Officer from January 2023 to April 2024 at Magic Leap, an augmented reality technology company. Earlier in his career, Mr. Diez spent five years at R/GA as Executive Vice President, Global Chief Marketing Officer. Mr. Diez received his BA in Psychology and Chemistry from Baruch College.

Jennifer Hunter. Ms. Hunter has served as our Chief Operating Officer since July 2026 and previously served as our Chief Financial & Operating Officer from December 2024 to July 2026. Prior to joining Agility, Ms. Hunter served as Chief Operating Officer at SunPower Corporation, a residential solar and storage solutions company, from May 2023 to June 2024. On August 5, 2024, SunPower Corporation and certain of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. In connection with its Chapter 11 cases, SunPower sold its residential solar operating platform and confirmed a liquidating plan. Prior to that, Ms. Hunter served as Chief Financial Officer and Chief Operating Officer of Nimble Robotics, an AI robotics company, from March 2022 to May 2023. Earlier in her career, Ms. Hunter spent more than 9 years at Amazon in various finance and operations roles including playing a role in the global integration of Kiva Robotics into Amazon after it was acquired in 2012. Ms. Hunter received her BSBA in Finance from Northeastern University.

Michael Beer. Mr. Beer has served as our Chief Financial Officer since July 2026. Prior to joining Agility, Mr. Beer served as Chief Financial Officer at Energy Vault (NYSE: NRGV), a global energy storage company, from April 2024 to July 2026. Prior to this role, he was Chief Financial Officer at FreeWire Technologies, an electric vehicle charging supplier, from May 2021 to April 2024 and Head of Financial Strategy & Investor Relations (amongst other roles) at Luminar Technologies, an autonomous vehicle sensor, from March 2017 to April 2021. Mr. Beer currently serves on the boards of directors for Cambridge Future Tech, SAIF Autonomy, and Literal Labs. Mr. Beer received his B.S. degrees in Finance and Entrepreneurship from the University of Arizona and his MBA from the Wharton School at the University of Pennsylvania.

Pras Velagapudi. Dr. Velagapudi has served as our Chief Technology Officer since April 2024 and previously served as our Chief Architect/VP of Innovation from May 2023 to April 2024. Prior to joining Agility, Dr. Velagapudi served as Director of Engineering from October 2014 to May 2022 and Vice President, Chief Architect of Mobile Robotics from May 2022 to April 2023 at Berkshire Grey, an AI robotics company. Dr. Velagapudi received his B.S. in Electrical and Computer Engineering and Computer Science, his MS in Robotics, and his Ph.D. in Robotics from Carnegie Mellon University.

Anastasia Lang. Ms. Lang has served as our Chief Legal and People Officer since October 2024. Prior to joining Agility, Ms. Lang spent more than 9 years at Magic Leap, an augmented reality technology company, in various roles including as SVP, Legal and Compliance and Chief Legal Officer. Prior to that, Ms. Lang spent almost 7 years at Perkins Coie in the firm’s Venture Capital practice group. Ms. Lang received her J.D. from Chapman University.

Marco Marroquin. Mr. Marroquin has served as our Chief Hardware Officer since July 2025 and as our Vice President of Hardware Engineering from February 2024 to July 2025. Prior to joining Agility, Mr. Marroquin served as Senior Vice President of Engineering at Tonal, a smart home gym company, from May 2022 to February 2023. Prior to that, Mr. Marroquin spent more than 3 years at Lyft in various roles within Lyft Level 5, its autonomous vehicle division. Prior to that, Mr. Marroquin held senior engineering leadership roles at GoPro, including Senior Director and Director roles in camera, aerial robotics, and stabilization engineering. Mr. Marroquin received his B.S. in Mechanical Engineering from the University of Texas-Pan American and his MBA from the University of Texas McCombs School of Business.

Non-Employee Directors

Damion Shelton. Mr. Shelton, our Co-Founder, has served as our Chairman of the Board and in an advisory capacity since April 2025 and as a director since November, 2026. Prior to that, Mr. Shelton served as our Co-Founder and Chief Executive Officer from November 2015 to March 2024 and President from March 2024 to April 2025. Mr. Shelton also serves as an advisor to GRAM Corporation, a robotics company focused on electrical power line infrastructure, and Perforated AI, an artificial intelligence company. Mr. Shelton received his B.S. in Bioengineering and BA in History and Philosophy of Science from University of Pittsburgh and his Ph.D. in Robotics from Carnegie Mellon University. We believe that Mr. Shelton is qualified to serve on our Board because of his extensive experience in the technology industry and as our Co-Founder.

Merline Saintil. Ms. Saintil has served on our Board since September 2026. From April 2019 to February 2020, Ms. Saintil served as the Chief Operating Officer, R&D/IT, for Change Healthcare Inc., a payment management software company. Prior to joining Change Healthcare, Ms. Saintil was a senior executive in the Product & Technology group at Intuit Inc., a software company from November 2014 to August 2018. Prior to Intuit, Ms. Saintil served as Head of Operations for Mobile & Emerging Products for Yahoo! Inc. from January 2014 to November 2014. Earlier in her career, Ms. Saintil held various roles at Joyent, Inc., PayPal Holdings Inc., Adobe Inc., and Sun Microsystems, Inc. Ms. Saintil currently serves on the boards of directors of Rocket Lab Corporation (NASDAQ: RKLB), TD SYNNEX Corporation (NYSE: SNX), and Symbotic Inc. (NASDAQ: SYM). Ms. Saintil holds a B.S. in Computer Science from Florida A&M University, a M.S. in Software Engineering Management from Carnegie Mellon University, and is an alumna of the Stanford Graduate School of Business. She has also completed Stanford Directors’ College and Harvard Business School’s executive education program and is certified in Cybersecurity Oversight by the National Association of Corporate Directors and the Carnegie Mellon Software Engineering Institute. We believe that Ms. Saintil is qualified to serve on our Board due to her executive leadership experience, her extensive experience in product, technology, and business operations, and her public company board experience.

Derek Aberle. Mr. Aberle was appointed to our Board at the Closing. Mr. Aberle also currently serves on the boards of InterDigital, Inc. (NASDAQ: IDCC) and Virewirx, Inc., a privately-held company building high-performance wireless systems of physical AI environments. Mr. Aberle has served as Co-Founder, President, and Executive Vice Chair of Virewirx, Inc. (formerly known as XCOM Labs) since April 2018, and as a Venture Partner with Stormbreaker Ventures since January 2026. From January 2021 to December 2023, he was a founder, a director and the CEO of Prospector Capital Corp, a special purpose acquisition company that merged with LeddarTech, Inc., an AI-driven sensor fusion and perception software platform for ADAS and AD applications. Mr. Aberle also served on the board of directors of LeddarTech, Inc. from March 2022 to June 2025.

Mr. Aberle previously spent 17 years at Qualcomm, from December 2000 to January 2018, including as President from March 2014 to January 2018. He served as a member of Qualcomm’s executive committee beginning in 2008, Executive Vice President and Group President from November 2011 to March 2014, and Executive Vice President and President of Qualcomm Technology Licensing from September 2008 to November 2011. Mr. Aberle holds a B.A. in business economics from the University of California, Santa Barbara, and a J.D. from the University of San Diego School of Law. We believe that Mr. Aberle is qualified to serve on our Board because of his extensive experience in the technology and telecommunications industries and his significant experience as a senior executive and board member of public companies.

Pierre Gentin. Mr. Gentin was appointed to our Board at the Closing. Mr. Gentin has served as an Executive in Residence at Columbia Business School since July 2026. From February 2025 to April 2026, Mr. Gentin was Senior Advisor to the Secretary/General Counsel of the United States Department of Commerce. From February 2019 to February 2025, Mr. Gentin worked at McKinsey and Company, Inc., where he was a Senior Partner, Chief Legal Officer and a board member of various McKinsey subsidiaries. Mr. Gentin has also served on the board of directors of civic and educational non-profit organizations including Practising Law Institute, Princeton University’s Center for Jewish Life, Princeton University’s Center for Public Policy and Finance, and the Cambridge University’s Judge School of Business. Mr. Gentin holds a B.A. in English from Princeton University, and a J.D. from Columbia Law School. We believe that Mr. Gentin is qualified to serve on our Board because of his extensive experience in law, business and public service, and his significant experience as a senior executive and board member of various organizations.

Except as set forth above, during the past ten years, none of our directors or executive officers has been involved in any legal proceeding that would require disclosure under Item 401(f) of Regulation S-K.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of our Board of Directors

Our Board currently consists of six directors. Our Certificate of Incorporation and Bylaws provide that our Board may consist of up to nine directors and that our Board can be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Classified Board of Directors

Our Bylaws provide that, effective upon the Closing, our Board will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal for cause. Our directors will be divided among the three classes as follows:

●	Class I directors, whose initial term will expire at our first annual meeting of stockholders following the Closing, will consist of Peggy Johnson and Pierre Gentin;

●	Class II directors, whose initial term will expire at our second annual meeting of stockholders following the Closing, will consist of Damion Shelton and Derek Aberle; and

●	Class III directors, whose initial term will expire at our third annual meeting of stockholders following the Closing, will consist of Merline Saintil and .

Our Certificate of Incorporation and Bylaws provide that only our Board may fill vacancies on our Board. We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our Board may have the effect of delaying or preventing changes in our control or management. See the section entitled “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation, the Bylaws” for additional information.

Director Independence

Under Nasdaq rules, a director is not independent unless our Board affirmatively determines that he or she does not have a direct or indirect material relationship with the Company or any of its subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by Nasdaq rules.

Our Board undertook a review of its composition, the composition of its committees and the independence of its directors and considered whether any director has a material relationship with the Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that each of Merline Saintil, Derek Aberle, and Pierre Gentin does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under Nasdaq rules. In making these determinations, our Board considered the relationships that each non-employee director has with the Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the director’s beneficial ownership of our Common Stock.

Committees of Our Board

Our Board directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. We have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which operates under a written charter.

In addition, from time to time, special committees may be established under the direction of our Board when it deems it necessary or advisable to address specific issues. Copies of our committee charters have been posted on our website, www.agilityrobotics.com/investors under the heading “Corporate Governance”, as required by applicable SEC and Nasdaq rules. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Audit Committee

Our audit committee is responsible for, among other things:

●	overseeing our accounting and financial reporting process;

●	appointing, compensating, retaining and overseeing the work of our independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

●	discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

●	pre-approving all audit and non-audit services provided to us by our independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);

●	reviewing and discussing our annual and quarterly financial statements with management and our independent registered public accounting firm;

●	discussing our risk management policies;

●	reviewing and approving or ratifying any related person transactions;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

●	preparing the audit committee report required by SEC rules.

Our audit committee consists of Merline Saintil, Pierre Gentin and              . All members of our audit committee meet the requirements for financial literacy under the applicable Nasdaq rules and regulations. Our Board has affirmatively determined each of Merline Saintil, Pierre Gentin and               qualifies as “independent” under Nasdaq’s additional standards applicable to audit committee members and Rule 10A-3 of the Exchange Act applicable to audit committee members. In addition, our Board has determined that                 qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

●	identifying individuals qualified to become members of our Board and ensure our Board has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;

●	recommending to our Board the persons to be nominated for election as directors and to each committee of our Board;

●	developing and recommending to our Board corporate governance guidelines, and reviewing and recommending to our Board proposed changes to our corporate governance guidelines from time to time; and

●	overseeing the annual evaluations of our Board, its committees and management.

Our nominating and corporate governance committee consists of Pierre Gentin (Chair), Merline Saintil and    .

Compensation Committee

Our compensation committee is responsible for, among other things:

●	reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer;

●	reviewing and setting or making recommendations to our Board regarding the compensation of our other executive officers;

●	reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans and arrangements; and

●	appointing and overseeing compensation consultants.

Our compensation committee consists of Merline Saintil (Chair), Derek Aberle and Pierre Gentin. Our Board has determined that all individuals qualify as “independent” under Nasdaq’s additional standards applicable to compensation committee members and each member of the compensation committee is a “non-employee director” as defined in Rule 16b-3 of the Exchange Act.

Our Board may from time to time establish other committees.

Risk Oversight

Our Board is responsible for overseeing our risk management process. Our Board focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Business Conduct and Ethics is available on our website, www.agilityrobotics.com/investors under the heading “Corporate Governance” section.

We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website rather than by filing a Current Report on Form 8-K.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of the Company’s securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations. It is also the policy of the Company to comply with applicable securities laws when transacting in its own securities.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time during the fiscal year 2025, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our Board or member of our compensation committee.

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. In 2025, our “named executive officers” and their positions were as follows:

●	Peggy Johnson, Chief Executive Officer

●	Jennifer Hunter, Chief Financial & Operating Officer

●	Ana Lang, Chief Legal & People Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Business Combination may differ materially from the currently planned programs summarized in this discussion. The number of shares subject to options to purchase our Common Stock, and the per share exercise prices of each, reported in this section reflect the number of shares and exercise prices of such options on a pre-converted basis, and do not reflect adjustments that occurred in connection with the exchange of securities of Legacy Agility as part of the Business Combination at the Exchange Ratio.

2025 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2025.

	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Compensation(2)	All Other Compensation ($)(3)	Total ($)
Peggy Johnson Chief Executive Officer	2025	$272,185	—		$0	$126,350	$15,929	$414,465
Jennifer Hunter Chief Financial & Operating Officer	2025	$403,077	$62,500	(4)	$4,851,000	$117,040	$20,077	$5,453,694
Ana Lang Chief Legal and People Officer	2025	$386,539	$62,500	(4)	$4,158,000	$113,050	$21,000	$4,741,089

(1)	Amounts reflect the full grant-date fair value of Company Options granted during 2025 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named executive officer. We provide information regarding the assumptions used to calculate the value of all Company Options made to executive officers in 2025 in Note 10 to Agility’s audited Consolidated Financial Statements for the year ended December 31, 2025.
(2)	Amounts reflect annual performance bonuses paid to the named executive officer for 2025, based on the achievement of pre-established company and individual performance targets established by the board of directors.
(3)	Amounts above represent 401(k) matching contributions made by the Company.
(4)	Represents retention payments made in 2025 pursuant to the executive retention agreements as described below under the heading “Executive Compensation Arrangements”.

Narrative to Summary Compensation Table

2025 Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The 2025 annual base salaries for our named executive officers as of December 31, 2025 were $475,000 for Ms. Johnson, $440,000 for Ms. Hunter and $425,000 for Ms. Lang. The “Salary” column of the 2025 Summary Compensation Table above shows the actual base salaries earned by each named executive officer in 2025.

2025 Non-Equity Incentive Plan Compensation

For 2025, each of the named executive officers received a cash incentive bonus in the amounts set forth above, with the actual amount of each bonus based on the executive’s achievement of company and individual performance targets established by the board of directors.

Equity Compensation

Prior Plans

We currently maintain the 2026 Plan in order to provide additional incentive to our service providers and promote the success of our business. The 2026 Plan replaced the 2015 Plan. We historically have offered awards in the form of Company Options to eligible service providers, including our named executive officers, pursuant to the Prior Plans. Company Options typically vest and become exercisable over four years, with grants generally vesting as to 25% of the underlying shares on the first anniversary of the vesting commencement date and in equal monthly installments over the following three years, subject to the grantee’s continued employment through the applicable vesting date. For additional information about the Prior Plans, please see the section entitled “— 2026 Plan” and “— 2015 Plan” below. As mentioned below, in connection with the completion of the Business Combination and the adoption of the Incentive Plan, no further awards will be granted under the Prior Plans.

The following table sets forth the Company Options granted to our named executive officers during 2025.

Named Executive Officer	2025 Options Granted
Peggy Johnson	0
Jennifer Hunter	350,000
Ana Lang	300,000

2026 Incentive Award Plan

In connection with the Business Combination, CCXI’s board of directors intends to adopt, and its shareholders will be asked to approve, the 2026 Incentive Award Plan, referred to in this prospectus as the “Incentive Plan,” in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of the Company and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The Incentive Plan will become effective on the date on which it is approved by CCXI’s shareholders.

Other Elements of Compensation

Health and Welfare Benefits

In 2025, the named executive officers also participated in standard health and welfare plans maintained by the Company including medical, dental and vision benefits; short-term and long-term disability insurance; life insurance; and an employee assistance plan.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of the Company’s common stock underlying outstanding Company Options held by each named executive officer as of December 31, 2025.

	Option Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price	Option Expiration Date
Peggy Johnson	03/21/2024	03/04/2024	240,625	309,375	$5.10	03/19/2034
Jennifer Hunter	11/10/2025	12/02/2024	87,500	262,500	$26.31	11/09/2035
Ana Lang	11/10/2025	09/16/2024	93,750	206,250	$26.31	11/09/2035

(1)	Each Company Option vests and becomes exercisable as to 25% of the underlying shares on the first anniversary of the vesting commencement date and in equal monthly installments over the following three years, subject to the named executive officer’s continued employment through the applicable vesting date. The Company Options are subject to accelerated vesting in the event of a termination of employment by the Company without “cause” or resignation by the applicable named executive officer for “good reason” (each as defined in the applicable plan or award agreement) in the 12 months following a “change in control” (as defined in the applicable plan or award agreement).

Executive Compensation Arrangements

Each of our named executive officers has entered into an Employment Agreement (each, an “Employment Agreement”) in substantially the same form. The current terms of the Employment Agreements are summarized below.

Each executive will receive an annual base salary, which for Ms. Johnson was in the amount of $475,000, for Ms. Hunter was in the amount of $440,000 and for Ms. Lang was in the amount of $425,000.

In addition, each executive is eligible to receive a discretionary annual cash bonus with a target opportunity of $237,500 for Ms. Johnson, $220,000 for Ms. Hunter and $212,500 for Ms. Lang, with the actual bonus paid based upon the achievement of performance goals established by the board of directors and subject to the executive’s continued employment through the payment date.

The executive agreements further provide that if an executive is terminated by the Company without “Cause” or if the executive resigns for “Good Reason” (each as defined in the respective executive agreement), subject to the executive’s execution and delivery of a release of claims, the executive will be eligible to receive continuation of the executive’s then-current base salary for a 12-month period, any unpaid annual bonus from the year prior to the year of termination, a prorated portion of the annual bonus for the year of termination, and the Company will provide for benefits continuation, which may be through reimbursement of COBRA premiums during the severance period.

The executives each participate in our standard employee benefit programs, which include health insurance, retirement planning, Company-paid life insurance and paid time off. Each executive is also eligible for future equity awards under our equity incentive plans. As a condition of employment, each executive entered into an employee proprietary information and inventions agreement with the Company.

Our named executive officers also entered into the Company’s standard form of non-disclosure and non-solicitation agreement.

Retention Agreements

Certain of our named executive officers have also entered into retention bonus agreements.

Effective as of November 2025, we also entered into an executive retention agreement with each of Ms. Hunter and Ms. Lang (the “Retention Agreements”) pursuant to which each executive received a retention bonus in the aggregate amount of $250,000 paid out in equal, quarterly installments over the course of twelve months subject to the executive’s continued employment through each payment date. Under the Retention Agreements, Ms. Hunter and Ms. Lang are also eligible to participate in a milestone retention bonus program with the amount of any such milestone retention bonus formulated in the sole discretion of our Chief Executive Officer. To date, no milestone retention bonus amounts have been paid to either Ms. Hunter or Ms. Lang under these provisions.

Director Compensation

In 2025, we did not pay any cash retainers or fees or grant any equity incentive plan awards to our non-employee directors for their service on our board. In addition, our executives who served as directors in 2025 did not receive any additional compensation for services as directors. As of December 31, 2025, none of our non-employee directors held any outstanding Agility equity incentive plan awards.

Mr. Shelton served as our President until his termination of employment and received base salary compensation in 2025 of $63,462 relating to such service. In connection with Mr. Shelton’s termination of employment, we entered into a Separation Agreement with Mr. Shelton providing for severance payments and benefits equal to up to 12 months of Mr. Shelton’s base salary ($300,000) and payment of a bonus with respect to 2024 of $100,000, plus payment for continuation coverage under COBRA for up to 12 months. In addition, we also entered into an Advisor Agreement to provide advisory services to the Company for an hourly fee separate from his services as a director of the Company. During 2025, Mr. Shelton was paid $0 for such advisory services.

In connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards.

Equity Incentive Plans

Prior Plans

We maintain the Prior Plans. As noted above, the 2026 Plan replaced the 2015 Plan, and we ceased granting awards under the 2015 Plan at the time the 2026 Plan became effective. If the Incentive Plan is approved, on and after the closing of the Business Combination and following the effectiveness of the Incentive Plan, no further grants will be made under the Prior Plans. However, any outstanding awards granted under the Prior Plans will remain outstanding, subject to the terms of the applicable Prior Plan and applicable award agreements. Shares of our Common Stock subject to awards granted under the Prior Plans that expire unexercised or are cancelled, terminated, or forfeited in any manner without issuance of shares thereunder following the effective date of the Incentive Plan will become available for issuance under the Incentive Plan.

Each Prior Plan provides certain of our designated eligible employees, directors, and consultants the opportunity to receive equity and equity-based awards, including options, restricted stock, restricted stock units and other stock-based awards. We believe that such awards function as a compelling incentive and retention tool. The Prior Plans are administered by our Board or compensation committee thereof.

Under the Prior Plans, in the event of an unusual or non-recurring event such as a dividend, recapitalization, stock split, combination or similar event, the plan administrator may make substitutions or adjustments in its discretion to the terms and conditions of awards outstanding under the applicable Prior Plan.

This summary is not a complete description of all provisions of the Prior Plans and is qualified in its entirety by reference to each of the Prior Plans, which are filed as exhibits to this registration statement.

Non-Employee Director Compensation

None of our non-employee directors received or earned cash compensation or received an equity award during fiscal year 2025.

Executive Officer and Director Compensation

Following the Closing, the Company developed an executive and director compensation program that is designed to align compensation with its business objectives and the creation of stockholder value, while enabling the it to attract, retain, incentivize and reward individuals who contribute to the long-term success of the Company.

Executive Compensation

The policies of the Company with respect to the compensation of its executive officers and following the Business Combination are administered by the Board in consultation with its compensation committee. The compensation policies followed by the Company are designed to provide for compensation that is sufficient to attract, motivate and retain executives of the Company and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

In addition to the guidance provided by its compensation committee, the Board may utilize the services of third parties from time to time in connection with the hiring and determination of compensation awarded to executive employees.

Director Compensation

We adopted a non-employee director compensation policy, effective as of the Closing, pursuant to which our non-employee directors are eligible to receive compensation for service on our Board and committees of our Board. Agility has entered into offer letters with each of Merline Saintil, Derek Aberle and Pierre Gentin, providing for an annual cash retainer of $50,000 and, subject to board approval, an initial grant of RSUs with a grant-date fair value of $450,000 vesting quarterly over three years. Beginning with the 2028 annual meeting, each will be eligible for an annual RSU grant with a grant-date fair value of $50,000. The chairs of the compensation committee and the nominating and corporate governance committee will receive additional annual RSU grants with grant-date fair values of $15,500 and $10,000, respectively. Through calendar year 2029, no annual RSU award (excluding the initial award) will exceed 50,000 RSUs.

Rule 10b5-1 Sales Plans

The directors and executive officers of the Company may adopt written plans, known as Rule 10b5-1 plans (“Rule 10b5-1 Plans”), in which they will contract with a broker to buy or sell shares of our Common Stock on a periodic basis. Under a Rule 10b5-1 Plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 Plan in some circumstances and may terminate a plan at any time. The directors and executive officers of the Company also may buy or sell additional shares outside of a Rule 10b5-1 Plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy.

Beneficial Ownership of Securities

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of November  , 2026, after giving effect to the Closing, by:

●	each person who is known to be the beneficial owner of more than 5% of the outstanding shares of Common Stock;

●	each of the Company’s current named executive officers and directors; and

●	all current executive officers and directors of the Company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by that stockholder unless otherwise indicated, subject to applicable community-property laws.

Name and Address of Beneficial Owner(1)	Number of shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock
Directors and Named Executive Officers
Peggy Johnson(2)	3,408,160	1.25%
Jennifer Hunter(3)	1,558,845	*
Anastasia Lang(4)	1,510,437	*
Damion Shelton(5)	10,270,965	3.81%
Merline Saintil	—	*
Derek Aberle	—	*
Pierre Gentin	—	*
All Directors and Executive Officers as a Group (8 individuals)	16,748,407	6.06%
Five Percent Holders
Amazon.com NV Investment Holdings LLC(6)	20,907,178	7.76%
Entities Affiliated with DCVC(7)	32,616,949	12.10%
Churchill Sponsor XI LLC	14,350,000	5.32%

*	Represents beneficial ownership of less than 1.0%.
(1)	Unless otherwise noted, the principal business address of each of the following individuals is c/o 4698 Truax Drive SE, Salem, OR 97317.
(2)	Includes 3,408,160 shares of Common Stock issuable upon exercise of options held by Ms. Johnson, all of which shares are vested as of the Closing Date.
(3)	Includes 1,558,845 shares of Common Stock issuable upon exercise of options held by Ms. Hunter, all of which shares are vested as of the Closing Date.
(4)	Includes 1,510,437 shares of Common Stock issuable upon exercise of options held by Ms. Lang, all of which shares are vested as of the Closing Date.
(5)	Includes 232,375 shares of Common Stock issuable upon exercise of options held by Mr. Shelton, all of which shares are vested as of the Closing Date.
(6)	Consists of 20,907,178 shares of Common Stock issued in the Business Combination upon the conversion of shares of Agility stock. Amazon.com NV Investment Holdings LLC is a wholly owned subsidiary of Amazon.com, Inc., a publicly traded company whose principal address is 410 Terry Avenue North, Seattle, WA 98109.
(7)	DCVC’s holdings consist of (a) 23,779,145 shares of common stock issued in the Business Combination upon the conversion of shares of Agility stock held by DCVC V, L.P., or DCVC V, (b) 7,837,804 shares of common stock issued in the Business Combination upon the conversion of shares of Agility stock held by DCVC VI, L.P., or DCVC VI. DCVC V GP, LLC or DCVC V GP, is the general partner of DCVC V, and DCVC VI GP, LLC or DCVC VI GP, is the general partner of DCVC VI and (c) 1,000,000 shares of common stock issued pursuant to the PIPE in connection with Closing. Zachary Bogue and Matt Ocko are the managing members of each of DCVC V GP and DCVC VI GP and share voting and dispositive power over the shares held by DCVC V and DCVC VI. Mr. Ocko and Mr. Bogue disclaim beneficial ownership interest of the securities held by DCVC V and DCVC VI except to the extent of his pecuniary interest therein, if any. The address of the entities listed herein is 270 University Avenue, Palo Alto, California 94301.
(8)	Includes 50,000 Private Warrants underlying the CCXI Private Placement Shares that are exercisable 30 days after the Closing. Michael Klein is the controlling shareholder of M. Klein Associates, Inc., which is the managing member of Churchill Sponsor XI LLC. The securities beneficially owned by Churchill Sponsor XI LLC may also be deemed to be beneficially owned by Mr. Klein. The principal business address is c/o Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Selling Securityholders

This prospectus relates to the offer and sale from time to time by the Selling Securityholders of (i) up to 173,832,925 shares of Common Stock issued in connection with the Business Combination, consisting of (a) up to 13,800,000 Founder Shares, (b) up to 500,000 CCXI Private Placement Shares in connection with the CCXI IPO, (c) up to 159,482,925 shares of Common Stock issued to the Legacy Agility Holders in connection with the Business Combination registrable pursuant to the A&R Registration Rights Agreement, and (d) up to 50,000 shares of Common Stock issuable upon the exercise of the Private Warrants, and (ii) up to 50,000 Private Warrants. The Selling Securityholders may from time to time offer and sell any or all of the shares of Common Stock and Warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees, and others who later come to hold any of the Selling Securityholders’ interest in the Common Stock and Warrants other than through a public sale.

Certain of the Selling Securityholders have purchased or may acquire or purchase their respective shares of Common Stock at prices lower than current market prices and may therefore experience a positive rate of return on their investment, even if our public stockholders experience a negative rate of return on their investment. As a result, the Selling Securityholders are able to recognize a greater return on their investment than public stockholders. Furthermore, the Selling Securityholders may earn a positive rate of return even if the price of the Common Stock declines significantly. As a result, the Selling Securityholders may be willing to sell their shares at a price less than stockholders that acquired their Common Stock in the public market or at higher prices than the price paid by such Selling Securityholders, the sale of which would result in the Selling Securityholder realizing a significant gain even if other Agility securityholders experience a negative rate of return.

The sale or possibility of sale of shares of Common Stock, including those pursuant to this prospectus, could have the effect of increasing the volatility in our Common Stock price or putting significant downward pressure on the price of our Common Stock. The Common Stock being offered for resale by the Selling Securityholders pursuant to this prospectus represents approximately 65% of our total issued and outstanding Common Stock.

The table below sets forth, as of November              , 2026, the name of the Selling Securityholders for which we are registering Common Stock and Warrants for resale to the public, and the aggregate number of shares of the Common Stock that the Selling Securityholders may offer pursuant to this prospectus. In accordance with SEC rules, the entity below is shown as having beneficial ownership over securities it owns or has the right to acquire within 60 days, as well as securities for which it has the right to vote or dispose of such securities. Also, in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, securities which a person has the right to acquire within 60 days of the date of this prospectus are included both in that person’s beneficial ownership as well as in the total number of securities issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons. We have based percentage ownership on 173,832,925 shares of Common Stock outstanding as of November          , 2026.

Because the Selling Securityholders may dispose of all, none or some portion of their Common Stock and Warrants, no estimate can be given as to the number of shares of Common Stock and Warrants that will be beneficially owned by the Selling Securityholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares of Common Stock and Warrants covered by this prospectus will be beneficially owned by the Selling Securityholders and further assumed that the Selling Securityholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the Selling Securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented. Please see the section entitled “Plan of Distribution” for further information regarding the Selling Securityholders’ method of distributing these shares of Common Stock and Warrants.

	Agility Robotics, Inc. Securities Beneficially Owned Before this Offering		Agility Robotics, Inc. Securities to be Offered this Offering		Agility Robotics, Inc. Securities Beneficially Owned Following this Offering(2)
Name of Selling Security Holder(1)	Shares of Common Stock	Warrants	Shares of Common Stock	Warrants	Shares of Common Stock	Percentage (%)	Warrants	Percentage (%)
Churchill Sponsor XI LLC(3)	14,350,000	50,000	14,350,000	50,000	—	—	—	—
Amazon.com NV Investment Holdings LLC(4)	20,698,737	26,597,267	20,698,737	26,597,267	—	—	—	—
Abico Asia Excelsior Partners L.P.	696,117	—	696,117	—	—	—	—	—
Abico Asia Capital Corporation	278,443	—	278,443	—	—	—	—	—
Ability Enterprise Co, Ltd.	139,221	—	139,221	—	—	—	—	—
Chang Hwa Bank Venture Capital Co., Ltd.	139,221	—	139,221	—	—	—	—	—
Damion Shelton	9,945,710	—	9,945,710	—	—	—	—	—
Entities affiliated with DCVC(5)	31,324,420	—	31,324,420	—	—	—	—	—
Eric S. Johnson and Margaret L. Johnson, Trustees of the Johnson Family Trust Dated August 8, 1997	348,054	—	348,054	—	—	—	—	—
FT Strategic I LLC	2,784,479	—	2,784,479	—	—	—	—	—
Jonathan W. Hurst Revocable Trust dated February 9, 2023	12,432,159	—	12,432,159	—	—	—	—	—
MFV Partners Fund I, L.P.(6)	2,305,379	—	2,305,379	—	—	—	—	—
MFVP Opportunity Fund I, LLC(6)	2,697,942	—	2,697,942	—	—	—	—	—
MFVP Opportunity Fund IB, LLC(6)	3,045,664	—	3,045,664	—	—	—	—	—
MFVP Opportunity Fund IC, LLC(6)	794,515	—	794,515	—	—	—	—	—
MFVP Opportunity Fund ID, LLC(6)	368,940	—	368,940	—	—	—	—	—
Mikhail Jones	2,486,430	—	2,486,430	—	—	—	—	—
Outstanding Capital Limited Partnership	139,240	—	139,240	—	—	—	—	—
SW-Palo Alto Capital Fund-1(7)	1,455,132	—	1,455,132	—	—	—	—	—
Palo Alto Capital Robotics 1 LP(7)	434,204	—	434,204	—	—	—	—	—

Palo Alto Capital Robotics 2 LP(7)	269,556	—	269,556	—	—	—	—	—
PEGASUS TECH VENTURES COMPANY VII, L.P.	139,221	—	139,221	—	—	—	—	—
Playground Ventures GP II, LLC(8)	251,542	—	251,542	—	—	—	—	—
Playground Ventures Affiliates II, L.P. (9)	385,994	—	385,994	—	—	—	—	—
RHV Growth 1 SPV, LLC	832,041	—	832,041	—	—	—	—	—
Robotics Hub Fund 1, LP	1,757,141	—	1,757,141	—	—	—	—	—
Robotics Hub Co-Investment 1-C, LP	1,537,497	—	1,537,497	—	—	—	—	—
Robotics Hub SPV 1, LLC	3,720,546	—	3,720,546	—	—	—	—	—
Safar Partners Fund, L.P.	2,964,282	—	2,964,282	—	—	—	—	—
Safar Partners Fund III, L.P.	2,899,858	—	2,899,858	—	—	—	—	—
Safar Partners Hostplus Special Opportunities Fund, L.P.	1,249,236	—	1,249,236	—	—	—	—	—
Schaeffler Invest USA LLC	2,498,484	—	2,498,484	—	—	—	—	—
SoftBank Group Capital Limited(10)	6,474,717	—	6,474,717	—	—	—	—	—
SVF II Atlantic (DE) LLC(11)	1,392,235	—	1,392,235	—	—	—	—	—
Sony Corporation of America(12)	2,597,066	—	2,597,066	—	—	—	—	—
Sony Innovation Fund 3 L.P. (13)	1,017,879	—	1,017,879	—	—	—	—	—
Google LLC(14)	2,490,278	—	2,490,278	—	—	—	—	—
Entities Affiliated with Horsley Bridge(15)	3,984,438	—	3,984,438	—	—	—	—	—
The Northern Trust Company, as custodian for the Future Fund Investment Company No.5 Pty Ltd(16)	4,980,548	—	4,980,548	—	—	—	—	—
Cantor Fitzgerald Securities(17)	649,170	—	649,170	—	—	—	—	—
Integrated Core Strategies (US) LLC(18)	1,071,126	—	1,071,126	—	—	—	—	—
ICS Opportunities II LLC(18)	227,204	—	227,204	—	—	—	—	—

(1)	Unless otherwise noted, the principal business address of each of the following individuals is c/o 4698 Truax Drive SE, Salem, OR 97317.

(2)	Assumes that (a) the Selling Securityholders sell all of their shares of Common Stock and Warrants offered pursuant to this prospectus and registered for sale by the registration statement and (b) no other shares of Common Stock are acquired or sold by this Selling Securityholder prior to completion of this offering. However, this Selling Securityholder may sell all, some or none of such shares of Common Stock offered pursuant to this prospectus and may sell other shares of Common Stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares of Common Stock pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.
(3)	The address of Churchill Sponsor XI LLC is 640 Fifth Avenue, 14th Floor, New York, NY 10019.
(4)	Consists of 20,907,178 shares of Common Stock issued in the Business Combination upon the conversion of shares of Agility stock. Amazon.com NV Investment Holdings LLC is a wholly owned subsidiary of Amazon.com, Inc., a publicly traded company whose principal address is 410 Terry Avenue North, Seattle, WA 98109.
(5)	DCVC’s holdings consist of (a) 23,559,135 shares of Common Stock held by DCVC V, L.P., or DCVC V and (b) 7,765,285 shares Common Stock DCVC VI, L.P., or DCVC VI. DCVC V GP, LLC or DCVC V GP, is the general partner of DCVC V, and DCVC VI GP, LLC or DCVC VI GP, is the general partner of DCVC VI. Zachary Bogue and Matt Ocko are the managing members of each of DCVC V GP and DCVC VI GP and share voting and dispositive power over the shares held by DCVC V and DCVC VI. Mr. Ocko and Mr. Bogue disclaim beneficial ownership interest of the securities held by DCVC V and DCVC VI except to the extent of his pecuniary interest therein, if any. The address of the entities listed herein is 270 University Avenue, Palo Alto, California 94301.
(6)	The business address of MFV Partners Fund I, L.P., MFVP Opportunity Fund I, LLC, MFVP Opportunity Fund IB, LLC, MFVP Opportunity Fund IC, LLC and MFVP Opportunity Fund ID, LLC is 555 Bryant St, #380, Palo Alto, CA 94301.
(7)	Consists of (i) 1,455,132 shares of Common Stock held by SW-Palo Alto Capital Fund-1, (ii) 434,204 shares of Common Stock held by Palo Alto Capital Robotics 1 L.P. and (iii) 269,556 shares of Common Stock held by Palo Alto Capital Robotics 2 L.P. PAC Growth Partners, LLC is the general partner of Palo Alto Capital Robotics 1 L.P., and Palo Alto Capital, LLC is the general partner of Palo Alto Capital Robotics 2 L.P. Junghyuk (Eric) Choi is the managing member of each of PAC Growth Partners, LLC and Palo Alto Capital, LLC and has voting and dispositive power over the shares held by those entities. SW Investment, Inc. and Palo Alto Partners Co., Ltd. are the general partners of SW-Palo Alto Capital Fund-1 and share voting and dispositive power over the shares held by SW-Palo Alto Capital Fund-1. Mr. Choi disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein

(8)	The business address of Playground Ventures GP II, LLC is 380 Portage Avenue, Palo Alto, CA 94306.
(9)	The shares are held by Playground Ventures Affiliates II, L.P. and Playground Ventures GP II, LLC serves as its sole general partner. The managing members of Playground Ventures GP II, LLC include four individuals. The business address of Playground Ventures Affiliates II, L.P. and Playground Ventures GP II, LLC is 380 Portage Avenue, Palo Alto, CA 94306.
(10)	SoftBank Group Capital Limited is controlled by SoftBank Group Corp., directly and through SoftBank Group Overseas GK. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by SoftBank Group Capital Limited. SoftBank Group Corp. is a publicly traded company listed on the Tokyo Stock Exchange. The business address of each of SoftBank Group Corp. and SoftBank Group Overseas GK is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan. The business address of SoftBank Group Capital Limited is 69 Grosvenor Street, London, United Kingdom, W1K 3JP.
(11)	Consists of 1,392,235 shares of Common Stock held by SVF II Atlantic (DE) LLC (“SVF”). SoftBank Group Corp. (“SoftBank”), a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SB Global Advisers Limited (“SBGA”), which is the manager of SoftBank Vision Fund II-2 L.P. (“SVF Fund II”) and is responsible for making all decisions concerning the acquisition, structuring, financing and disposal of SVF Fund II’s investments, including those held by SVF. SVF is wholly owned by SVF II Investment Holdings (Subco) LLC (“Subco”), which is in turn wholly owned by SVF II Investment Holdings LLC (“Investment Holdings”), a co-investment vehicle of which SVF II Investment Holdings (Jersey) L.P. (“Jersey Investment Holdings”) is the majority member and in which SVF II Holdings (DE) LLC (“Holdings DE”) also holds an interest. Holdings DE is the sole limited partner of Jersey Investment Holdings and is wholly owned by SVF II Aggregator (Jersey) L.P. (“Jersey Aggregator”), the sole limited partner of which is SVF Fund II. Alex Clavel, Yoshimitsu Goto, Yutaka Tamada, Michelle Aylott and Mark Agne are directors of SBGA. As a result of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities referenced herein. Each of them disclaims any such beneficial ownership. The business address of SoftBank is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan. The registered office and business address of SBGA is 1st Floor, 77 Grosvenor Street, London W1K 3JR, England, United Kingdom. The registered address of each of SVF, Holdings DE, Investment Holdings and Subco is 1521 Concord Pike, Wilmington, Delaware 19803. The registered address of SVF Fund II, Jersey Aggregator and Jersey Investment Holdings is c/o Gen II (Jersey) Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD.
(12)	Sony Corporation of America is a wholly-owned subsidiary of Sony Group Corporation, a publicly traded company. The business address for Sony Corporation of America is 25 Madison Avenue, 26th Floor New York, New York 10010.

(13)	Sony Innovation Fund 3 L.P. is a wholly-owned subsidiary of Sony Group Corporation, a publicly traded company. The business address for Sony Innovation Fund 3 L.P. is 1-7-1, Konan, Minato-ku Tokyo 108-0075 Japan.
(14)	Each of Google LLC, XXVI Holdings Inc. (the managing member of Google LLC) and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may be deemed to have sole power to vote and sole power to dispose of the securities owned directly by Google LLC. The business address for Google LLC, XXVI Holdings Inc. and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, California 94043. Each of the reporting entities disclaim beneficial ownership over such securities except to the extent of their pecuniary interest therein.
(15)	Consists of (i) 1,992,219 shares of Common Stock directly held by Horsley Bridge XI Venture, L.P. (HBV XI) and (ii) 1,992,219 shares of Common Stock directly held by Horsley Bridge XII Venture, L.P. (HBV XII). The managing general partner of HBV XI and HBV XII is Horsley Bridge Partners LLC (HBV GP). Du Chai, Lance Cottrill, Josh Freeman, Kathryn Mayne, Yi Sun are the investment committee members of HBV GP. As such: (i) HBV GP may be deemed to indirectly beneficially own the securities directly held by HBV XI and HBV XII; and (ii) Du Chai, Lance Cottrill, Josh Freeman, Kathryn Mayne, Yi Sun may be deemed to exercise shared voting and investment discretion with respect to the securities described in this footnote. The business address of each of the aforementioned parties is 140 New Montgomery Street, 16th Floor, San Francisco, CA 94105.
(16)	Consists of 4,980,548 shares of Common Stock held by the Northern Trust Company (ABN 62 126 279 918) (“TNTC”) as custodian for Future Fund Investment Company No.5 Pty Ltd (ACN 134 338 926) (“FFIC 5”) (the “Selling Security Holder”). The shares are held by TNTC as the legal owner and FFIC 5 as the beneficial owner. FFIC 5 is a wholly owned subsidiary of the Future Fund Board of Guardians. The Future Fund Board of Guardians is a statutory body corporate established under Australian legislation (by section 34 of the Future Fund Act 2006 (Cth)). The Future Fund Board of Guardians is responsible for investing the assets of seven special purpose public asset funds, including the Future Fund (see the Future Fund Act 2006 (Cth)). The registered address of the Selling Security Holder is Level 12, 120 Collins Street, Melbourne, Victoria, Australia 3000.
(17)	Cantor Fitzgerald Securities (“CFS”) is the record holder of the shares reported herein. The business address of CFS is 110 East 59th Street, New York, New York 10022. Cantor Fitzgerald, L.P. (“CFLP”) is the indirect holder of a majority of the equity interests of CFS. CF Group Management, Inc. (“CFGM”) is the managing general partner of CFLP. Brandon G. Lutnick is the Chairman and Chief Executive Officer of each of CFLP and CFGM and also the trustee with decision making control of trusts that hold all of the voting shares of CFGM. As such, each of CFLP, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the shares directly held by CFS reported herein. Each such entity or person disclaims beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(18)	The securities held by Integrated Core Strategies (US) LLC and ICS Opportunities II LLC may be deemed to be beneficially owned by Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander (“Mr. Englander”) and/or other investment managers that may be controlled by Millennium Group Management LLC (the managing member of Millennium Management LLC) and Mr. Englander (the sole voting trustee of the managing member of Millennium Group Management LLC). The foregoing should not be construed in and of itself as an admission by Millennium Management LLC, Millennium Group Management LLC or Mr. Englander as to the beneficial ownership of the securities held by such entities. The business address of Integrated Core Strategies (US) LLC and ICS Opportunities II LLC is c/o Millennium Management LLC, 399 Park Avenue, New York, New York 10022.

Certain Relationships and Related Party Transactions

CCXI Transactions and Agreements

In June 2025, the Sponsor acquired an aggregate of 8,625,000 Founder Shares, for approximately $0.003 per share. In November 2025, CCXI, through a share capitalization, issued the Sponsor an additional 2,875,000 Founder Shares. In December 2025, CCXI, through a share capitalization, issued the Sponsor an additional 2,300,000 Founder Shares, for which the Sponsor now holds 13,800,000 Founder Shares in the aggregate. The Sponsor agreed to forfeit up to an aggregate of 1,800,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters so that the number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 25% of the outstanding CCXI Ordinary Shares upon completion of the CCXI IPO (not including the CCXI Class A Ordinary Shares underlying the CCXI private placement units). The Founder Shares (including the CCXI Class A Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. As a result of the full exercise of the over-allotment option by the underwriter, the 1,800,000 Founder Shares are no longer subject to forfeiture.

In December 2025, the Sponsor purchased an aggregate of 500,000 CCXI private placement units, at a price of $10.00 per unit, for an aggregate purchase price of $5,000,000, in a private placement in connection with the CCXI IPO. The CCXI private placement units were comprised of one share of CCXI Class A Ordinary Shares (as defined herein) and one-tenth of one Public Warrant, or 50,000 Private Warrants.

In December 2025, CCXI agreed to reimburse M. Klein Associates, Inc., the managing member of the Sponsor, through its affiliate the Klein Group, LLC, an amount equal to $30,000 per month for office space, utilities and secretarial and administrative support made available to us. In addition, CCXI has agreed, pursuant to an administrative services and indemnification agreement with the managing member of the Sponsor, that it will indemnify the Sponsor from any claims arising out of or relating to the CCXI IPO, or its operations or conduct of its business (including the Business Combination) or any claims against CCXI alleging any expressed or implied management or endorsement by them of any of its activities or any express or implied association between the Sponsor and CCXI, which agreement provides that the indemnified parties cannot access the funds held in CCXI’s trust account. Upon the Closing, the obligations to continue paying these monthly fees was terminated.

In June 2025, CCXI and the Sponsor entered into a loan agreement, whereby the Sponsor agreed to loan CCXI an aggregate of up to $600,000 to cover expenses related to the CCXI IPO pursuant to a promissory note. This loan was non-interest bearing and payable on the earlier of December 31, 2026, or the date on which the Company consummated the CCXI IPO. As of June 30, 2026 and December 31, 2025, there was $0 outstanding under the promissory note. The Company repaid the borrowings in full at the closing of the CCXI IPO. Borrowings under the promissory note are no longer available.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended business combination, the Sponsor, CCXI or their respective affiliates may, but are not obligated to, loan CCXI funds as may be required. If CCXI completes the business combination, CCXI would repay the Working Capital Loans. In the event that the business combination does not close, CCXI may use a portion of the working capital held outside the trust account to repay the Working Capital Loans but no proceeds from the trust account would be used for such repayment. Initially, up to $1,500,000 of such Working Capital Loans may be converted into units of Agility at a price of $10.00 per unit, at the option of the lender. On August 7, 2026, in connection with the issuance of the August 2026 Note, the CCXI Board approved an additional $1,500,000 of Working Capital Loans that may be convertible into units of Agility at a price of $10.00 per unit at the option of the lender. Except as set forth above, the terms of the Working Capital Loans by CCXI’s officers and directors, if any, have not been determined and no written agreements exist with respect to the Working Capital Loans. As of June 30, 2026 and December 31, 2025, CCXI had no borrowings under the Working Capital Loans. On July 2, 2026, CCXI issued an unsecured promissory note in the aggregate principal amount of up to $1,500,000 to the Sponsor (the “July 2026 Note”), for working capital needs. As of the date of this prospectus, CCXI has borrowed the full $1,500,000 available under the July 2026 Note. On August 7, 2026, CCXI issued an additional unsecured promissory note in the aggregate principal amount of up to $1,500,000 to the Sponsor (the “August 2026 Note”), for working capital needs. The August 2026 Note may be convertible into units of Agility at a price of $10.00 per unit at the option of the lender. As of the date of this prospectus, CCXI has borrowed $750,000 under the August 2026 Note.

CCXI has agreed to indemnify the Sponsor and its members (present and former), managers and affiliates and their respective present and former officers and directors to the fullest extent permitted under applicable law from any claims made by CCXI or a third party in respect of any investment opportunities sourced by them or any liability arising with respect to their activities in connection with CCXI’s affairs, to the extent that such indemnification, hold harmless and exoneration obligations with respect to such matters are not expressly covered by a separate written agreement between CCXI and any such party. Such indemnity provided that the indemnified parties could not access the funds held in the trust account.

Sponsor Agreement

On June 24, 2026, in connection with the Merger Agreement, CCXI entered into an amended and restated letter agreement with the Sponsor (the “Sponsor Agreement”) and certain of CCXI’s directors and officers (the “CCXI Insiders” and, together with the Sponsor, the “Sponsor Signatories” and each a “Sponsor Signatory”). Pursuant to the terms of the Sponsor Agreement, each Sponsor Signatory agreed (1) to vote or consent (or cause to be voted or consented) all of such Sponsor Signatory’s shares of CCXI common stock, par value $0.0001 per share, (a) in favor of the Business Combination and other matters related to the Business Combination (and all actions required in furtherance thereof) and (b) against any proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of CCXI in the Merger Agreement, result in competition with the Merger Agreement, or otherwise interfere with or delay or adversely affect the Business Combination, (2) not to redeem any of such Sponsor Signatory’s shares of CCXI common stock, par value $0.0001 per share, in connection with the CCXI shareholder redemption, (3) to vote in favor of the appointment or election of the individuals nominated for election to Agility’s Board, and (4) to be bound to certain other obligations as described therein.

Advisory Agreement

On June 24, 2026, in connection with the execution of the Merger Agreement, CCXI and M. Klein & Company (the “Advisor”), an affiliate of the Sponsor, entered into the Advisory Agreement (the “Advisory Agreement”). The Advisory Agreement became effective upon the Closing. Under the Advisory Agreement, the Advisor agreed to provide financial advisory, strategy consulting, business development and investor relations advice and assistance to Agility in exchange for a fixed cash retainer of $250,000 per quarter for the term of the Advisory Agreement. The Advisory Agreement expires two years from the Closing. During that time, the Advisor will also be entitled to certain fees, including 5% of total underwriting fees for capital markets financings and 3% of gross proceeds in any strategic investment of Agility, in each case, only if Agility, in its discretion, retains Advisor to act as a financial advisor on such financings or strategic transactions.

Agility Transactions and Agreements

Series C-3 Financing

On June 25, 2025, Agility entered into a Series C-3 Preferred Stock Purchase Agreement (the “Purchase Agreement”), providing for the sale and issuance of up to 6,047,295 shares of Series C-3 Preferred Stock at a cash purchase price of $66.1452 per share. The Series C-3 Financing was conducted across multiple closings beginning with the initial closing on June 25, 2025 and continuing through multiple subsequent through March 30, 2026. The term sheet for the Series C-3 Financing contemplated total new cash proceeds of up to $400.0 million.

DCVC VI, L.P. purchased shares of Series C-3 Preferred Stock for an aggregate purchase price of approximately $14.5 million in the Series C-3 Financing.

Amended and Restated Investors’ Rights Agreement

On June 25, 2025, Agility entered into an Amended and Restated Investors’ Rights Agreement (the “Investor Rights Agreement”) with certain significant stockholders, including Amazon.com NV Investment Holdings LLC, DCVC V, L.P., DCVC VI, L.P., Playground Ventures II, L.P., and Playground Acquire, L.P., among others. The Investors’ Rights Agreement provides certain investors with customary demand and piggyback registration rights for “Registrable Securities,” information and inspection rights, confidentiality obligations and a right of first offer on future issuances of “New Securities” for “Major Investors” (defined as any Investor that, individually or together with such Investor’s Affiliates, holds at least 500,000 shares of Registrable Securities as adjusted for stock splits, dividends, combinations, or other recapitalizations). The Investor Rights Agreement also provides board observer rights for Playground, DCVC, and WP Global, entitling each to invite a representative to attend all meetings of the Board of Directors in a nonvoting observer capacity so long as such investor owns shares of Preferred Stock (or Common Stock issued upon conversion thereof), subject to customary limitations regarding attorney-client privilege, trade secrets, and conflicts of interest.

Amended and Restated Voting Agreement

On June 25, 2025, Agility entered into an Amended and Restated Voting Agreement (the “Voting Agreement”) with certain investors and key holders, including DCVC V, L.P., DCVC VI, L.P., Playground Ventures II, L.P., and Playground Acquire, L.P. The Voting Agreement provides that the Board shall consist of six directors. The Voting Agreement provides certain preferred and common holders with rights to elect specified directors and includes customary provisions governing the voting and transfer of shares. It also contains drag-along provisions that, upon requisite approvals (including Board approval and specified stockholder majorities), require stockholders to support a “Sale of the Company,” subject to stated conditions.

Right of First Refusal and Co-Sale Agreement

On June 25, 2025, Agility entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement (the “ROFR Agreement” and, together with the Voting Agreement and the Investor Rights Agreement, the “Series C Agreements”) with certain investors and key holders, including DCVC V, L.P., DCVC VI, L.P., Playground Ventures II, L.P., and Playground Acquire, L.P. The ROFR Agreement grants the Company a right of first refusal and provides secondary purchase and co-sale rights to the certain investors over transfers by “Key Holders,” including founders and certain executives. It also contains market-standoff/lock-up provisions customary for an IPO and joinder mechanics for future issuances and additional key holders.

Our Board reviewed the Series C-3 Agreements and the rights described above and determined that they were negotiated at arm’s length with third-party investors and are customary for private venture-backed companies at the Company’s stage. The Board also considered the interests of directors affiliated with investor funds party to the Series C-3 Agreements when approving these transactions.

Other Related Party Arrangements

During the year ended December 31, 2024, Amazon made an initial deposit of $367,500 to purchase five robots, equating to 35% of the total purchase price.

On October 10, 2022, we issued a warrant to Amazon for the purchase of up to 26,845,651 shares at an exercise price of $0.92 per share under which 16,638 shares have vested as of September 21, 2026. An additional 3,328 shares vest and become immediately exercisable upon each purchase and payment of an incremental robot that may be made by Amazon. In certain change of control transactions, between 25%-100% of the remaining unvested warrant shares would automatically be accelerated subject to certain performance conditions.

On August 19, 2025, Peggy Johnson, the Company’s Chief Executive Officer, purchased 37,795 shares of Series C-3 Preferred Stock for an aggregate purchase price of $2,499,958 in the Company’s Series C-3 equity financing.

During the years ended December 31, 2025, and 2024, the Company engaged in various transactions with Schaeffler as customer, vendor, and investor. The Company disbursed a total of $416,679 and $398,831 during the years ended December 31, 2025, and 2024, respectively for various inventory and other material purchases.

Indemnification Agreements

In connection with the Closing, we entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service to the fullest extent permitted by law. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding to the fullest extent permitted by law. Our Bylaws also empower us to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We believe that the indemnification provisions in our Certificate of Incorporation and Bylaws, liability insurance and any indemnification agreements that may be entered into are necessary to attract and retain talented and experienced directors and officers.

Policies and Procedures for Related Person Transactions

We adopted a related person transactions policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable offerings or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

Description of Capital Stock

The following summary of the material terms of our capital stock is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Charter and Bylaws are included as exhibits to the registration statement of which this prospectus forms a part. You are encouraged to read the applicable provisions of Delaware law, the Certificate of Incorporation, and the Bylaws in their entirety for a complete description of the rights and preferences of our securities.

General

The Charter authorizes the issuance of 950,000,000 shares, consisting of:

●	900,000,000 shares of Common Stock, par value $0.0001 per share;

●	50,000,000 shares of Preferred Stock, par value $0.0001 per share.

Except as otherwise required by the Charter, the holders of shares of Common Stock shall vote together as a single class (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock) on all matters submitted to a vote of stockholders.

Common Stock

Voting rights. Each holder of record of Common Stock, as such, shall have one vote for each share of Common Stock that is outstanding and held by such holder on all matters on which stockholders are entitled to vote generally. The holders of shares of Common Stock do not have cumulative voting rights.

Dividend rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any other class or series of stock, in each case having a preference over or the right to participate with Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of stock of the Company, dividends and other distributions may be declared and paid ratably on Common Stock out of the assets of the Company that are legally available for this purpose at such times and in such amounts as the Board, in its discretion, shall determine.

The payment of future dividends on the shares of Common Stock will depend on the financial condition of the Company after the completion of the Business Combination, subject to the discretion of the Board. There can be no guarantee that cash dividends will be declared. The ability of the Company to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by the Company or any of its subsidiaries from time to time.

Rights upon liquidation. In the event of dissolution, liquidation or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company and subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with Common Stock with respect to the distribution of assets of the Company upon such dissolution, liquidation or winding up of the Company, the holders of Common Stock shall be entitled to receive the remaining assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Other rights. The holders of Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences and privileges of holders of Common Stock will be subject to those of the holders of any shares of Preferred Stock that the Company may issue in the future.

Lock-Up Agreement. At the Closing, the Company and the holders entered into the A&R Registration Rights Agreement, pursuant to which the holders agreed not to, without the prior written consent of the Board, prior to the one hundred eighty (180) days of the Closing Date (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares or (iii) publicly announce any intention to effect any of the matters described in the foregoing clauses (i) or (ii). The A&R Registration Rights Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers to satisfy tax withholding obligations in connection with the exercise of stock options or vesting of stock-based awards, and transfers in payment on a “net exercise” or “cashless” basis of stock options, subject to certain conditions.

Preferred Stock

The Certificate of Incorporation authorizes the Board to establish one or more series of Preferred Stock. Unless required by law or any stock exchange, the authorized shares of Preferred Stock will be available for issuance without further action by the holders of Common Stock.

The Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Additionally, the issuance of Preferred Stock may adversely affect the holders of Common Stock by restricting dividends on Common Stock, diluting the voting power of Common Stock or subordinating the liquidation rights of Common Stock. As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Common Stock.

Warrants

Public Warrants

As of            , 2026, there were 4,140,000 Public Warrants to purchase shares of our Common Stock outstanding.

Each Public Warrant entitles the registered holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to adjustment as discussed herein, at any time commencing 30 days after the Closing, provided that they have been registered by an effective registration statement under the Securities Act covering the Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or we require holders to exercise their Public Warrants on a “cashless basis” under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities or blue sky laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its Public Warrants only for a whole number of shares of Common Stock. The Public Warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Common Stock underlying the Public Warrant is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public Warrant will be exercisable and we will not be obligated to issue Common Stock upon exercise of a Public Warrant unless the Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire without value to the holder. In no event will we be required to net cash settle any Public Warrant.

Redemption of Public Warrants for cash when the price per share of Common Stock equals or exceeds $18.00

Beginning 30 days after the Closing, we may redeem the outstanding Public Warrants for cash:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

●	if, and only if, the last reported sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders. We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Common Stock is available throughout such 30-trading-day period and the 30-day redemption period.

If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of our Common Stock may fall below the $18.00 redemption trigger price (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption procedures

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Common Stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of outstanding shares of our Common Stock is increased by a share dividend payable in common stock, or by a subdivision of common stock or other similar event, then, on the effective date of such share dividend, subdivision or similar event, the number of shares of our Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of our Common Stock. A rights offering to holders of our Common Stock entitling holders to purchase shares of our Common Stock at a price less than the fair market value will be deemed a share dividend of a number of shares of our Common Stock equal to the product of (i) the number of shares of our Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for our Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of our Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for our Common Stock, in determining the price payable for our Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion, (ii) 10-day average closing price means, as of any date, the average last reported sale price of our Common Stock as reported during the ten (10) trading day period ending on the trading day prior to such date and (iii) fair market value means the 10-day average closing price on the first date on which our Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of our Common Stock on account of such shares of our Common Stock (or other shares into which the warrants are convertible) then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of our Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, or reclassification of our Common Stock or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of our Common Stock.

Whenever the number of shares of our Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of our Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of our Common Stock so purchasable immediately thereafter. The warrant agreement provides that no adjustment to the number of the shares of our Common Stock issuable upon exercise of a Public Warrant will be required until cumulative adjustments amount to 1% or more of the number of shares of our Common Stock issuable upon exercise of a Public Warrant as last adjusted. Any such adjustments that are not made will be carried forward and taken into account in any subsequent adjustment. All such carried forward adjustments will be made (i) in connection with any subsequent adjustment that (taken together with such carried forward adjustments) would result in a change of at least 1% in the number of shares of our Common Stock issuable upon exercise of a Public Warrant and (ii) on the exercise date of any Public Warrant.

In case of any reclassification or reorganization of the outstanding shares of our Common Stock (other than those described above or that solely affects the par value of such Common Stock), or in the case of any merger or consolidation of us with or into another entity in which any “person” or

“group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) acquires more than 50% of the voting power of the securities, or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their warrants immediately prior to such event.

The Public Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to this prospectus, for a complete description of the terms and conditions applicable to the Public Warrants. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the Public Warrants and the warrant agreement set forth in this prospectus, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make generally any change that adversely affects the interests of the registered holders of Public Warrants. The Public Warrants may be exercised upon surrender of the Public Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a “cashless basis,” if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrantholders do not have the rights or privileges of holders of shares of our Common Stock or any voting rights until they exercise their Public Warrants and receive shares of our Common Stock. After the issuance of shares of our Common Stock upon exercise of the Public Warrant, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by shareholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act of 1933, as amended, but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of our Common Stock to be issued to the warrantholder.

Private Warrants

As of         , 2026, there were 50,000 Private Warrants to purchase shares of our Common Stock outstanding.

The Private Warrants are non-redeemable. The Private Warrants may also be exercised on a “cashless basis,” but in no event will we be required to net cash settle any Private Warrant. The Private Warrants will not expire except upon liquidation. Otherwise, the Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period.

If holders of the Private Warrants elect to exercise them on a “cashless basis,” they would pay the exercise price by surrendering the Private Warrants in exchange for a number of shares of our Common Stock equal to the quotient obtained by dividing (x) the product of (A) the number of shares of our Common Stock underlying the Private Warrants, and (B) the excess of the “10-day average closing price” (as defined below), as of the date prior to the date on which notice of exercise is sent or given to the warrant agent, less the warrant price by (y) such 10-day average closing price. The “10-day average closing price” shall mean, as of any date, the average last reported sale price of our Common Stock as reported during the 10 trading day period ending on the trading day prior to such date. If the holders of Private Warrants are affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders are permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could sell our Common Stock issuable upon exercise of the Public Warrants freely in the open market to fund their cash exercise price, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a “cashless basis” is appropriate.

Neither the Private Warrants nor the Public Warrants contain any provisions that are dependent upon the characteristics of the holder of the warrant.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation, the Bylaws

The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Our Board is empowered to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death, or removal of a director in certain circumstances.

Authorized Common Stock and Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provision

The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, (a) the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on behalf of the Company, (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or to the Company’s stockholders, (3) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws (as either may be amended from time to time) or (4) any action, suit or proceeding asserting a claim against the Company governed by the internal affairs doctrine; and (b) subject to the provisions of the Certificate of Incorporation, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Although the Company believes this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against the Company’s directors and officers, although the Company’s stockholders will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock and warrant agent of the Public Warrants is Continental Stock Transfer & Trust Company.

Listing

Our Common Stock and Public Warrants are listed on the Nasdaq under the symbols “AGLT” and “AGLTW,” respectively.

Shares Eligible for Future Sale

We cannot predict the effect, if any, that future sales of shares of Common Stock, or the availability for future sale of shares of Common Stock, will have on the market price of shares of our Common Stock prevailing from time to time. The sale of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Prior to the issuance and resale of the securities offered by this prospectus, we have a total of 267,475,071 shares of our Common Stock outstanding. Of these shares, all of the shares sold in the CCXI IPO (totaling 41,400,000 shares of our Common Stock) are freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by, or is under common control with that issuer. The remaining shares of our Common Stock are “restricted securities,” as defined in Rule 144 under the Securities Act (“Rule 144”), and may not be sold absent registration under the Securities Act or compliance with Rule 144 thereunder or in reliance on another exemption from registration.

Equity Plans

We expect to file a registration statement on Form S-8 under the Securities Act to register the offer and sale of all shares of our Common Stock, and any securities convertible into or exchangeable for shares of our Common Stock, that are issuable under the Incentive Plan or the 2026 Employee Stock Purchase Plan (the “ESPP”). The shares of our Common Stock registered under such registration statement will be available for resale by nonaffiliates in the public market without restriction under the Securities Act and by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Prior to the Closing, the Company, the Sponsor and certain former stockholders of Legacy Agility entered into the A&R Registration Rights Agreement, as amended, pursuant to which, among other things, the Company, the Sponsor and certain former stockholders of Legacy Agility were granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of the Company that they hold.

The shares covered by registration rights under the A&R Registration Rights Agreement would represent approximately % of our outstanding Common Stock. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

Lock-Up Agreements

At the Closing, the Company and the holders entered into the A&R Registration Rights Agreement, pursuant to which the holders agreed not to, without the prior written consent of our Board, prior to the one hundred eighty (180) day anniversary of the Closing Date (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares or (iii) publicly announce any intention to effect any of the matters described in the foregoing clauses (i) or (ii). The A&R Registration Rights Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers to satisfy tax withholding obligations in connection with the exercise of stock options or vesting of stock-based awards, and transfers in payment on a “net exercise” or “cashless” basis of stock options, subject to certain conditions.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our Common Stock or our Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been our affiliate at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our Common Stock or our Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of our Common Stock then outstanding (as of the date November , 2026, the 267,475,071 shares of Common Stock outstanding); and

●	the average weekly reported trading volume of our Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company (which, in our case, is likely to occur one year after the filing of the “Super” Form 8-K related to the Business Combination, filed on , 2026).

As a result, the Sponsor will be able to sell its Common Stock, pursuant to Rule 144 without registration one year after the filing of the “Super” Form 8-K. Absent registration under the Securities Act, other stockholders, including securityholders who received restricted securities in the Business Combination will not be permitted to sell their restricted securities under Rule 144 earlier than one year after the filing of the “Super” Form 8-K.

Following the consummation of the Business Combination, the Company is no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Material U.S. Federal Income Tax Consequences for Holders of Common Stock and Warrants

The following discussion is a summary of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the purchase, ownership and disposition of our Common Stock and Warrants, which we collectively refer to in this discussion as our “securities,” but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of our securities. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our securities.

This discussion is limited to holders of our securities that hold our securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding our securities as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers, dealers, or traders in securities;

●	“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

●	tax-exempt organizations or governmental organizations;

●	persons deemed to sell our securities under the constructive sale provisions of the Code;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our securities being taken into account in an “applicable financial statement” (as defined in the Code);

●	persons who hold or receive our securities pursuant to the exercise of any employee stock option or otherwise as compensation;

●	tax-qualified retirement plans; and

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity (or other arrangement) classified as a partnership for U.S. federal income tax purposes holds our securities, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our securities and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our securities that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Taxation of Distributions.  As described in the section entitled “Dividend Policy,” we have no current plans to pay dividends on our Common Stock. If we do, however, make distributions, the gross amount of distributions made with respect to the Common Stock generally will be includible in a U.S. Holder’s gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividend income, but only to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. The dividends will be taxable to a corporate U.S. Holder at regular corporate tax rates and will generally be eligible for the dividends received deduction if the requisite holding period is satisfied. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Common Stock (but not below zero), and to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Stock, as described under “— Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Securities” below.

With respect to non-corporate U.S. Holders and with certain exceptions, dividends may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gain rate provided that the U.S. Holder satisfies certain holding period requirements and the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. If the holding period requirements are not satisfied, corporate U.S. Holders may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. Holders may be subject to tax on such dividends at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Securities.  Upon a sale or other taxable disposition of our securities, a U.S. Holder generally will recognize capital gain or loss. Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its securities so disposed of. A U.S. Holder’s adjusted tax basis in its securities generally will equal the U.S. Holder’s adjusted cost less, in the case of a share of Common Stock, any prior distributions treated as a return of capital. In the case of any securities originally acquired as part of an investment unit, the acquisition cost for the securities that were part of such unit would equal an allocable portion of the acquisition cost of the unit based on the relative fair market values of the components of the unit at the time of acquisition.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the securities so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the securities would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Exercise, Lapse, or Redemption of a Warrant.  Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a share of Common Stock on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in a share of our Common Stock received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the Warrant and the exercise price. The U.S. Holder’s holding period for the share of Common Stock received upon exercise of the Warrant generally will commence on the date of exercise of the Warrant or the date following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the share of Common Stock received would equal the holder’s basis in the Warrants used to effect the cashless exercise. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the Common Stock generally would be treated as commencing on the date following the date of exercise (or possibly the date of exercise of the Warrant). If the cashless exercise were treated as a recapitalization, the holding period of the Common Stock would include the holding period of the Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the Warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining Warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder could be deemed to have surrendered Warrants having an aggregate fair market value equal to the exercise price for the total number of Warrants deemed to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Common Stock received would equal the sum of the U.S. Holder’s initial investment in the Warrants deemed exercised and the exercise price of such Warrants. A U.S. Holder’s holding period for the Common Stock in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If we redeem Warrants for cash pursuant to the redemption provisions described in the section entitled “Description of Capital Stock — Warrants” or if we purchase Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Securities.”

Possible Constructive Distributions.  The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events as discussed in the section entitled “Description of Capital Stock — Warrants.” An adjustment that has the effect of preventing dilution generally is not taxable. U.S. Holders of Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the Warrant holders’ proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of shares of Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Warrant) as a result of a distribution of cash or other property such as other securities to the holders of our Common Stock which is taxable to such holders of our Common Stock as a distribution. Such constructive distributions would generally be subject to tax in the same manner as if the U.S. Holders of the Warrants received a cash distribution from us equal to the fair market value of such increased interest. For certain informational reporting purposes, we are required to determine the date and amount of any such constructive distributions and publicly report such information or report such information to the IRS and holders of Warrants not exempt from information reporting. Proposed Treasury Regulations, which taxpayers may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Information Reporting and Backup Withholding.  Distributions with respect to the Common Stock to a U.S. Holder, regardless of whether such distributions constitute dividends, and proceeds from the sale, exchange or redemption of the Common Stock by a U.S. Holder generally are subject to information reporting to the IRS and possible U.S. backup withholding, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our securities that is for U.S. federal income tax purposes:

●	a non-resident alien individual;

●	a foreign corporation; or

●	a foreign estate or trust.

Taxation of Distributions.  As described in the section entitled “Dividend Policy,” we have no current plans to pay dividends on our Common Stock. However, if we do make distributions of cash or property on our Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Common Stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Securities.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain or Loss on Sale, Taxable Exchange, or other Taxable Disposition of Securities.  A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our securities (including an expiration or redemption of Warrants) unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

●	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	our securities constitute U.S. real property interests (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our securities, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Exercise, Lapse or Redemption of a Warrant.  The U.S. federal income tax characterization of the exercise, redemption or lapse of a Warrant held by a Non-U.S. Holder generally will follow the U.S. federal income tax characterization of the exercise, redemption or lapse of a Warrant by a U.S. Holder, as described under “U.S. Holders — Exercise, Lapse or Redemption of a Warrant” above, and the tax consequences of such characterizations will be as set forth above and below in this “Non-U.S. Holders” section.

If we redeem Warrants for cash pursuant to the redemption provisions described in the section entitled “Description of Capital Stock — Warrants” or if we purchase Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the Non-U.S. Holder, taxed as described above under “Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Securities.”

Possible Constructive Distributions.  The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events as discussed in the section of this prospectus captioned “Description of Capital Stock — Warrants.” An adjustment that has the effect of preventing dilution generally is not taxable. Non-U.S. Holders of Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the Non-U.S. Holders’ proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of shares of Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Warrant) as a result of a distribution of cash or other property such as other securities to the holders of shares of our Common Stock, which is taxable to such holders of our Common Stock as a distribution. Such constructive distribution to a Non-U.S. Holder of Warrants would be treated as if such Non-U.S. Holder had received a cash distribution from us equal to the fair market value of such increased interest (taxed as described above under “Non-U.S. Holders — Taxation of Distributions”). For certain informational reporting purposes, we are required to determine the date and amount of any such constructive distributions and publicly report such information or report such information to the IRS and holders of Warrants not exempt from information reporting. Proposed Treasury Regulations, which taxpayers may generally rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Information Reporting and Backup Withholding

Payments of dividends on our Common Stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Common Stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our securities within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our securities conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Common Stock paid, or constructive distributions deemed paid, if any, with respect to our Warrants, to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Common Stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Common Stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our securities.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR SECURITIES BASED ON THE INVESTOR’S CIRCUMSTANCES.

Plan of Distribution

The Selling Securityholders, which as used herein includes donees, pledgees, transferees, distributees, or other successors-in-interest selling shares of our Common Stock or Warrants or interests in our Common Stock or Warrants received after the date of this prospectus from the Selling Securityholders as a gift, pledge, distribution, or other transfer, may, from time to time, sell, transfer, distribute, or otherwise dispose of certain of their shares of Common Stock or Warrants or interests in our Common Stock or Warrants on any stock exchange, market, or trading facility on which shares of our Common Stock or Warrants are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Securityholders may use any one or more of the following methods when disposing of their securities or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	one or more underwritten offerings;

●	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	distributions to their members, partners, or stockholders;

●	short sales effected after the date of the registration statement of which this prospectus forms a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

●	directly to one or more purchasers;

●	through agents;

●	broker-dealers who may agree with the Selling Securityholders to sell a specified number of such securities at a stipulated price per share or warrant; or

●	a combination of any such methods of sale.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some shares of our Common Stock or Warrants owned by them and, if a Selling Securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such securities, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the Selling Securityholders to include the pledgee, transferee, or other successors-in-interest as the Selling Securityholders under this prospectus. The Selling Securityholders also may transfer securities in other circumstances, in which case the transferees, pledgees, or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of shares of our Common Stock or Warrants or interests therein, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of such securities in the course of hedging the positions they assume. The Selling Securityholders may also sell shares of our Common Stock or Warrants short and deliver these securities to close out their short positions, or loan or pledge shares of our Common Stock or Warrants to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our Common Stock or Warrants offered by this prospectus, which shares or warrants such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Securityholders from the sale of shares of our Common Stock or Warrants offered by them will be the purchase price of such securities, less discounts or commissions, if any. The Selling Securityholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of our Common Stock or Warrants to be made directly or through agents. We will not receive any of the proceeds from any offering by the Selling Securityholders.

The Selling Securityholders also may in the future resell a portion of our Common Stock or Warrants in open-market transactions in reliance upon Rule 144 under the Securities Act (provided that they meet the criteria and conform to the requirements of that rule), or pursuant to other available exemptions from the registration requirements of the Securities Act.

The Selling Securityholders and any underwriters, broker-dealers, or agents that participate in the sale of shares of our Common Stock or Warrants or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions, or profit they earn on any resale of such securities may be underwriting discounts and commissions under the Securities Act. If any Selling Securityholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, then the Selling Securityholder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers, and agents may be entitled, under agreements entered into with us and the Selling Securityholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

To the extent required, the number of shares of our Common Stock or Warrants to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer, or underwriter, and any applicable discounts, commissions, concessions, or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To facilitate the offering of securities offered by the Selling Securityholders, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our Common Stock or Warrants. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares of Common Stock or Warrants than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our Common Stock or Warrants by bidding for or purchasing shares of Common Stock or Warrants in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of Common Stock or Warrants sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our Common Stock or Warrants at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Under the A&R Registration Rights Agreement, we have agreed to indemnify the Selling Securityholders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Selling Securityholders may be required to make with respect thereto. In addition, we and the Selling Securityholders may agree to indemnify any underwriter, broker-dealer, or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.

We have agreed to maintain the effectiveness of the registration statement of which this prospectus forms a part until all such securities have been sold under such registration statement or under Rule 144 under the Securities Act or are no longer outstanding, or under other circumstances as described in the Registration Rights Agreement. We have agreed to pay all expenses in connection with this offering, other than underwriting fees, discounts, selling commissions, stock transfer taxes, and certain legal expenses. The Selling Securityholders will pay, on a pro rata basis, any underwriting fees, discounts, selling commissions, stock transfer taxes, and certain legal expenses relating to the offering.

The Selling Securityholders may use this prospectus in connection with resales of shares of our Common Stock and Warrants. This prospectus and any accompanying prospectus supplement will identify the Selling Securityholders, the terms of our Common Stock and Warrants, and any material relationships between us and the Selling Securityholders. The Selling Securityholders may be deemed to be underwriters under the Securities Act in connection with shares of our Common Stock or Warrants they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement, the Selling Securityholders will receive all the net proceeds from the resale of shares of our Common Stock or Warrants.

A Selling Securityholder that is an entity may elect to make an in-kind distribution of Common Stock or Warrants to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus. To the extent that such members, partners, or stockholders are not affiliates of ours, such members, partners, or stockholders would thereby receive freely tradable shares of Common Stock or Warrants pursuant to the distribution through a registration statement.

Legal Matters

The validity of the shares of common stock and other securities offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York.

Experts

The financial statements of Churchill Capital Corp XI as of December 31, 2025 and for the period from June 4, 2025 (inception) through December 31, 2025, appearing in this prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report thereon and included in this prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The audited financial statements of Agility Robotics, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules filed with it. For further information about Agility Robotics, Inc. and the securities offered hereby, we refer you to the registration statement and the documents incorporated by reference or filed as exhibits. The SEC maintains an internet website containing reports, proxy statements and other information at www.sec.gov.

We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. These reports and other information will be available through the SEC’s website.

We maintain a website at www.agilityrobotics.com. Information contained on, or accessible through, our website is not incorporated by reference into this prospectus and is not part of this prospectus.

Unaudited Pro Forma Condensed Combined Financial Information

Defined terms included below have the same meaning as terms defined and included elsewhere in this Registration Statement.

Introduction

On June 24, 2026, CCXI entered into the Merger Agreement with Merger Sub and Agility.

CCXI is a blank check company formed in order to effect a merger, amalgamation, share exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. CCXI was incorporated under the laws of the Cayman Islands on June 4, 2025.

On December 18, 2025, CCXI consummated its initial public offering of 41,400,000 CCXI public units, including 5,400,000 CCXI public units pursuant to the underwriters’ full exercise of the over-allotment option. The CCXI public units were sold at an offering price of $10.00 per unit, generating gross proceeds to CCXI of $414,000,000. Simultaneously with the consummation of the CCXI IPO and the exercise of the underwriters’ over-allotment option, CCXI consummated the private placement of 500,000 CCXI private placement units to the Sponsor at a price of $10.00 per unit, generating total proceeds of $5,000,000. Transaction costs amounted to $19,618,232, consisting of $3,000,000 of underwriting fees, $15,990,000 of deferred underwriting fees (of which $1,500,000 has been paid and $14,490,000 remains deferred) and $628,232 of other offering costs.

Agility Robotics, Inc. was organized in 2015 under the laws of the State of Delaware as a spinoff of Oregon State University, to commercialize research from the Dynamic Robotics Laboratory on bipedal locomotion. Since inception, Agility has developed several versions of a bipedal robot, referred to as Digit. Historically, Digit has been sold as a unit, deployed under robot deployment arrangements, and used for short-term customer acceleration program engagements (historically referred to as proof-of-concept or POC), with strategic partners and prospective long-term customers. These efforts are still largely considered to be research and development, and Agility is currently considered to be a development stage company. Agility is headquartered in Salem, Oregon, previously in Tangent, Oregon, with offices located in Pittsburgh, Pennsylvania and San Jose, California.

CCXI is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the business combination and other events contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of CCXI and Agility, adjusted to give effect to the business combination and other events contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined financial statements give effect to the business combination and other events contemplated by the Merger Agreement as described in this Registration Statement. The unaudited pro forma condensed combined balance sheet as of June 30, 2026 combines the historical unaudited condensed balance sheet of Agility with the historical unaudited condensed balance sheet of CCXI on a pro forma basis as if the business combination and the other events contemplated by the Merger Agreement, summarized below, had been consummated on June 30, 2026. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 combines the historical unaudited condensed statement of operations of Agility for the six months ended June 30, 2026 and the historical unaudited condensed statement of operations of CCXI for the six months ended June 30, 2026. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, combines the historical audited statement of operations of Agility for the year ended December 31, 2025, with the historical audited statement of operations of CCXI for the period from June 4, 2025 (inception) through December 31, 2025. Although CCXI was incorporated as a Cayman Islands exempted company on June 4, 2025, for purposes of unaudited pro forma condensed combined statements of operation for the six months ended June 30, 2026 and the year ended December 31, 2025, the business combination and other events contemplated by the Merger Agreement have been given effect as if they had been consummated as of January 1, 2025.

The unaudited pro forma condensed combined financial statements have been prepared for informational purposes only and are not necessarily indicative of what the Post-Closing Company’s condensed financial position or results of operations actually would have been had the business combination been consummated on the dates indicated above, nor are they necessarily indicative of future results of operations. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the Post-Closing Company.

108

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this Registration Statement:

●	audited historical financial statements of CCXI for the period from June 4, 2025 (inception) through December 31, 2025;

●	unaudited historical condensed financial statements of CCXI as of and for the six months ended June 30, 2026;

●	audited historical financial statements of Agility for the year ended December 31, 2025;

●	unaudited historical condensed financial statements of Agility as of and for the six months ended June 30, 2026; and

●	other information relating to CCXI and Agility included in this Registration Statement, including the Merger Agreement and the description of certain terms thereof and the financial and operational condition of CCXI and Agility.

Description of the Business Combination

Pursuant to the Merger Agreement and the related agreements, and upon the terms and subject to the conditions set forth therein, CCXI will acquire Agility and Agility will become a publicly traded company through the business combination. The business combination consists of (a) the transfer of the registration of CCXI by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”), and (b) following the Domestication, the merger of Merger Sub with and into Agility, with Agility as the surviving entity and as a wholly-owned subsidiary of CCXI. Subject to the terms and conditions of the Merger Agreement, the value of the aggregate consideration to be paid to Agility stockholders, holders of Agility options and Agility convertible securities will be $2,500,000,000. At the Effective Time, each share of Agility common stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be automatically cancelled and converted into the right to receive a number of shares of Post-Closing Company common stock equal to the Exchange Ratio. The Exchange Ratio is based on the per share Equity Value (calculated in accordance with the Merger Agreement). Subject to the assumptions described herein, as of the date of this Registration Statement, shares of Post-Closing Company common stock will be issued for each issued and outstanding share of Agility common stock (after giving effect to the Conversions and including shares subject to any Agility restricted stock award).

Following the business combination and related events and based on the estimated Exchange Ratio of 9.295, the following will be outstanding (excluding issuance of shares related to the PIPE Subscription Agreements):

●	an estimated 192,788,796 shares of Post-Closing Company common stock issued to Agility’s stockholders;

●	Post-Closing Company options related to the assumption of Agility stock options, which will be exercisable for an estimated 51,980,447 shares of Post-Closing Company common stock;

●	500,000 shares of Post-Closing Company common stock in exchange for CCXI private placement shares held by the Sponsor subject to certain provisions under the Sponsor Agreement;

●	13,800,000 shares of Post-Closing Company common stock in exchange for CCXI Founder Shares held by the Sponsor subject to certain provisions under the Sponsor Agreement;

●	41,400,000 CCXI public shares or 0 shares, under the No Redemption Scenario or Maximum Redemptions Scenario, respectively, of the Post-Closing Company common stock held by CCXI public shareholders.

109

The business combination will occur based on the following transactions as contemplated by the Merger Agreement:

●	the Domestication and related automatic conversion of each CCXI Class A Ordinary Share issued and outstanding immediately prior to the Domestication into one share of CCXI common stock;

●	the Merger of Merger Sub with and into Agility, with Agility continuing as the surviving entity and as a wholly owned subsidiary of CCXI;

●	each share of Agility common stock, including shares of Agility common stock issued upon the pre-Closing conversions of Agility preferred stock, Agility SAFEs and all equity securities issued or issuable in connection with a Permitted Bridge Financing (to the extent not already constituting Agility SAFEs), will be automatically surrendered and shall cease to exist, and will be exchanged for the right to receive, in the aggregate, the Merger Consideration; and

●	the assumption of each outstanding and unexercised Agility option (whether or not vested) will be assumed by the Post-Closing Company and become an option to purchase shares of Post-Closing Company common stock, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Agility option immediately prior to the Effective Time (each an “Exchanged Option”), except that (1) the number of shares of Post-Closing Company common stock subject to such Exchanged Option will equal (a) the number of shares of Agility common stock that were subject to such option immediately prior to the Effective Time multiplied by (b) the Exchange Ratio, rounded down to the nearest whole share, and (2) the per share exercise price will equal the quotient of (a) the exercise price per share of Agility common stock at which such option was exercisable immediately prior to the Effective Time, divided by (b) the Exchange Ratio, rounded up to the nearest whole cent.

Available Closing SPAC Cash shall not be less than $200.0 million, which is calculated as follows:

●	all amounts in the trust account (after reduction for the aggregate amount of payments required to be made in connection with any valid CCXI public shareholder redemptions of CCXI public shares and any permitted withdrawals (as defined in the CCXI current articles of association), but before payment of any CCXI or Agility transaction expenses and repayment of any Sponsor loans, if any), plus

●	the net proceeds of any incremental financing raised by CCXI or Agility in connection with the Transactions, including the PIPE Investment in accordance with the terms and conditions of the PIPE Subscription Agreements.

Other agreements that are entered into in connection with the business combination are summarized below:

●	Subscription Agreements — In connection with the execution of the Merger Agreement, CCXI entered into the PIPE Subscription Agreements with PIPE Investors. Pursuant to the terms of the PIPE Subscription Agreements, CCXI has agreed to issue and sell to the PIPE Investors and the PIPE Investors have agreed to buy, 20,102,500 shares of CCXI common stock at a purchase price of $10.00 per share for an aggregate commitment of $201,025,000.

●	Agility SAFEs — In July 2026, Agility authorized up to $100 million of additional financing through the issuance and sale of simple agreements for future equity, which Agility expects to convert into approximately 1,348,000 shares of Agility common stock. As of the date of this Registration Statement, Agility has raised $100 million through the issuance and sale of such Agility SAFEs.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Post-Closing Company upon consummation of the business combination in accordance with U.S. GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the business combination occurred on the dates indicated. Any net cash proceeds remaining after the consummation of the business combination and the other related events contemplated by the Merger Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of Post-Closing Company following the completion of the business combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. CCXI and Agility have not had any historical relationship prior to the discussion of the Merger. Accordingly, no Transaction Accounting Adjustments were required to eliminate activities between the companies.

110

The unaudited pro forma condensed combined financial information contained herein assumes that the CCXI stockholders approve the Merger. Pursuant to its current certificate of incorporation, CCXI will provide the holders of CCXI public shares the opportunity to redeem the outstanding shares of CCXI Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account, which holds the proceeds of the CCXI IPO as of two (2) business days prior to the consummation of the transactions contemplated by the Merger Agreement (including interest earned on the funds held in the trust account, net of taxes).

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of CCXI public shares held by CCXI public shareholders for cash in an amount equal to their pro rata portion of the funds held in the trust account net of permitted withdrawals, calculated as of two business days prior to the anticipated Closing Date. The following table presents the unaudited pro forma information after giving effect to the business combination and other events contemplated by the Merger Agreement, based on the redemption value of a share of CCXI public shares, presented under the following scenarios:

●	No Redemption Scenario: which is the scenario that assumes no CCXI public shareholders exercise their redemption rights.

●	Maximum Redemptions Scenario: which is the scenario that illustrates the largest number of redemptions by CCXI public shareholders that can occur while still satisfying the Minimum Cash Condition. This scenario assumes that Available Closing SPAC Cash is equal to $200.0 million.

The following summarizes the unaudited pro forma shares of Post-Closing Company common stock issued and outstanding immediately after the business combination, presented under the scenarios, excluding the dilutive effect of the potential issuance of any shares of Post-Closing Company common stock upon exercise of outstanding Agility options assumed by the Post-Closing Company, and the potential issuance of shares of Post-Closing Company common stock initially reserved for issuance under the Incentive Plan and the ESPP. The information in the below table has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below table.

	No Redemption Scenario(1)		Maximum Redemptions Scenario(2)
	Shares	%	Shares	%
Agility stockholders(3)	192,788,796	71.8%	192,788,796	84.9%
Sponsor(4)	14,300,000	5.3%	14,300,000	6.3%
CCXI public shareholders	41,400,000	15.4%	—	0.0%
PIPE Investors(5)	20,102,500	7.5%	20,102,500	8.8%
Total	268,591,296	100.0%	227,191,296	100.0%

(1)	Assumes no CCXI public shareholders exercise their redemption rights.
(2)	Assumes redemptions of 41,400,000 CCXI public shares in connection with the Transactions, which would still result in satisfaction of the Minimum Cash Condition. This scenario is based on the trust account balance as of June 30, 2026, as described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”
(3)	Consists of 45,615,484 shares of Post-Closing Company common stock issuable in respect of shares of Agility common stock, and 147,173,312 shares of Post-Closing Company common stock issuable in respect of Agility preferred stock. Both are based on an assumed Exchange Ratio of 9.295. The Exchange Ratio reflects the Agility common stock, preferred stock, and options, in each case, outstanding as of June 30, 2026, and does not reflect the exercise of any Agility warrants or any issuances of Agility capital stock or Agility options after such date.
(4)	Includes 500,000 CCXI private placement shares held by the Sponsor and 13,800,000 CCXI Founder Shares held by the Sponsor.
(5)	Pursuant to the terms of the PIPE Subscription Agreements, as described above, CCXI has agreed to issue and sell to the PIPE Investors, and the PIPE Investors have agreed to buy, 20,102,500 Subscribed Shares at a purchase price of $10.00 per share for an aggregate commitment of $201.0 million.

111

Expected Accounting Treatment for the Transactions

The business combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP because Agility has been determined to be the accounting acquirer under both the redemption scenarios presented. Under this method of accounting, CCXI, which is the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes and Agility, which is the legal acquiree, will be treated as the accounting acquirer for financial reporting purposes. Accordingly, the consolidated assets, liabilities and results of operations of Agility will become the historical financial statements of the Post-Closing Company, and CCXI’s assets, liabilities and results of operations will be consolidated with Agility’s beginning on the acquisition date. For accounting purposes, the financial statements of the Post-Closing Company will represent a continuation of the financial statements of Agility with the business combination being treated as the equivalent of Agility issuing stock for the net assets of CCXI, accompanied by a recapitalization. The net assets of CCXI will be stated at historical costs, which are expected to approximate fair value, and no goodwill or other intangible assets will be recorded. Operations prior to the business combination will be presented as those of Agility in future reports of the Post-Closing Company.

Agility was determined to be the accounting acquirer under both the redemption scenarios presented based on evaluation of the following facts and circumstances:

●	Agility stockholders comprise a relative majority of greater than 71.8% of the voting power of the Post-Closing Company under both the redemption scenarios;

●	Agility will have the ability to nominate a majority of the members of the board of directors of the Post-Closing Company;

●	Agility’s operations prior to the business combination comprise the only ongoing operations of Post-Closing Company;

●	Agility’s senior management will comprise the senior management of the Post-Closing Company;

●	The ongoing operations of Agility will become the operations of the Post-Closing Company; and

●	Agility’s headquarters will become the Post-Closing Company’s headquarters.

The final allocation of consideration payable to Agility equity holders will be determined upon the completion of the business combination and related events and could differ materially from the two scenarios presented.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the business combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of CCXI following the completion of the Merger. The unaudited pro forma adjustments represent CCXI management’s estimates based on information available as of the dates of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

112

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2026
(Dollars in Thousands)

			No Redemptions Scenario			Maximum Redemptions Scenario
	CCXI (Historical)	Agility (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$1,252	$14,652	$675,690	A	$691,594	$254,810	B	$270,714
Accounts receivable	—	306	—		306	—		306
Accounts receivable – related parties	—	109	—		109	—		109
Inventories	—	11,365	—		11,365	—		11,365
Prepaid insurance	308	—	(308)	C	—	(308)	C	—
Prepaid expenses	54	4,118	(1,486)	D	2,686	(1,486)	D	2,686
Other current assets	—	2,995	—		2,995	—		2,995
Total current assets	1,614	33,545	673,896		709,055	253,016		288,175
Property and equipment, net	—	25,180	—		25,180	—		25,180
Other assets:
Operating lease right-of-use assets, net	—	16,727	—		16,727	—		16,727
Prepaid insurance – long-term	143	—	(143)	E	—	(143)	E	—
Marketable securities and cash held in Trust Accounts	420,880	—	(420,880)	F	—	(420,880)	G	—
Restricted cash, long-term	—	7,100	—		7,100	—		7,100
Other non-current assets	—	194	143	D	337	143	D	337
Total assets	$422,637	$82,746	$253,016		$758,399	$(167,864)		$337,519

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$—	$4,944	$—		$4,944	$—		$4,944
Accrued expenses	520	10,054	(1,794)	H	8,780	(1,794)	H	8,780
Accrued offering costs	75	—	(75)	I	—	(75)	I	—
Subscription agreement liability	137,772	—	(137,772)	J	—	(137,772)	J	—
Deferred underwriting fee payable, current	1,500	—	(1,500)	K	—	(1,500)	K	—
Deferred revenue	—	545	—		545	—		545
Operating lease obligations, current	—	588	—		588	—		588
Total current liabilities	139,867	16,131	(141,141)		14,857	(141,141)		14,857
Operating lease liabilities,non-current	—	16,849	—		16,849	—		16,849
Deferred underwriting fee payable	14,490	—	(14,490)	L	—	(14,490)	L	—
Total liabilities	154,357	32,980	(155,631)		31,706	(155,631)		31,706

TEMPORARY EQUITY
Contingently redeemable preferred stock	—	400,776	(400,776)	M	—	(400,776)	M	—
Class A Ordinary Shares subject to possible redemption	420,880	—	(420,880)	N	—	(420,880)	O	—
Total temporary equity	420,880	400,776	(821,656)		—	(821,656)		—

SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares	—	—	—		—	—		—
Class B Ordinary Shares	1	—	(1)	P	—	(1)	P	—
Common stock	—	—	25	Q	25	21	R	21
Additional paid-in capital	—	323,956	1,083,308	S	1,407,264	662,432	T	986,388
Accumulated deficit	(152,601)	(674,966)	146,971	U	(680,596)	146,971	U	(680,596)
Total shareholders’ deficit	(152,600)	(351,010)	1,230,303		726,693	809,423		305,813
Total liabilities, temporary equity and shareholders’ deficit	$422,637	$82,746	$253,016		$758,399	$(167,864)		$337,519

113

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the six months ended June 30, 2026

(Dollars in Thousands except per share amounts)

				No Redemptions Scenario			Maximum Redemptions Scenario
	CCXI (Historical)	Agility (Historical)	Combined Company	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Net sales – trade	$—	$54	$54	$—		$54	$—		$54
Net sales – related parties	—	121	121	—		121	—		121
Net sales	—	175	175	—		175	—		175
Cost of goods sold	—	3,889	3,889	—		3,889	—		3,889
Gross loss	—	(3,714)	(3,714)	—		(3,714)	—		(3,714)
OPERATING EXPENSES:
Selling, general and administrative	1,067	158,212	159,279	5,630	AA	164,909	5,630	AA	164,909
Research and development	—	200,753	200,753	—		200,753	—		200,753
Subscription agreement expense	39,073	—	39,073	—		39,073	—		39,073
Total operating expenses	40,140	358,965	399,105	5,630		404,735	5,630		404,735
OPERATING LOSS	(40,140)	(362,679)	(402,819)	(5,630)		(408,449)	(5,630)		(408,449)
OTHER INCOME (EXPENSE):
Change in fair value of Subscription Agreement liability	(98,699)	—	(98,699)	—		(98,699)	—		(98,699)
Interest income	7,330	974	8,304	(7,330)	BB	974	(7,330)	BB	974
Other, net	—	(188)	(188)	—		(188)	—		(188)
INCOME BEFORE INCOME TAXES	(131,509)	(361,893)	(493,402)	(12,960)		(506,362)	(12,960)		(506,362)
Income tax expense (benefit)	—	—	—	—	CC	—	—	CC	—
NET INCOME (LOSS)	$(131,509)	$(361,893)	$(493,402)	$(12,960)		$(506,362)	$(12,960)		$(506,362)

SHARES USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO THE POST-CLOSING COMPANY SHAREHOLDERS – BASIC AND DILUTED						268,591,296			227,191,296
NET INCOME (LOSS) PER SHARE, CLASS A ORDINARY SHARES – BASIC						$(1.89)			$(2.23)
WEIGHTED AVERAGE SHARES OUTSTANDING, CLASS A ORDINARY SHARES – BASIC AND DILUTED	41,900,000
NET INCOME PER SHARE, CLASS A ORDINARY SHARES – BASIC AND DILUTED	$(2.36)
WEIGHTED AVERAGE SHARES OUTSTANDING, CLASS B ORDINARY SHARES – BASIC AND DILUTED	13,800,000
NET LOSS PER SHARE, CLASS B ORDINARY SHARES – BASIC AND DILUTED	$(2.36)
WEIGHTED AVERAGE SHARES OUTSTANDING, COMMON STOCK – BASIC & DILUTED		3,527,763
NET LOSS PER SHARE, COMMON STOCK – BASIC & DILUTED		$(102.58)

See accompanying notes to unaudited pro forma condensed combined financial information

114

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2025
(Dollars in Thousands except per share amounts)

				No Redemptions Scenario			Maximum Redemptions Scenario
	CCXI (Historical)	Agility (Historical)	Combined Company	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Net sales – trade	$—	$650	$650	$—		$650	$—		$650
Net sales – related parties	—	1,132	1,132	—		1,132	—		1,132
Net sales	—	1,782	1,782	—		1,782	—		1,782
Cost of goods sold	—	4,473	4,473	—		4,473	—		4,473
Gross loss	—	(2,691)	(2,691)	—		(2,691)	—		(2,691)
OPERATING EXPENSES:
Selling, general and administrative	168	45,841	46,009	5,630	AAA	51,639	5,630	AAA	51,639
Research and development	—	91,644	91,644	—		91,644	—		91,644
Total operating expenses	168	137,485	137,653	5,630		143,283	5,630		143,283
OPERATING LOSS	(168)	(140,176)	(140,344)	(5,630)		(145,974)	(5,630)		(145,974)
OTHER INCOME (EXPENSE):
Interest income	550	1,953	2,503	(550)	BBB	1,953	(550)	BBB	1,953
Interest expense	—	—	—	—		—	—		—
Other, net	—	136	136	—		136	—		136
INCOME BEFORE INCOME TAXES	382	(138,087)	(137,705)	(6,180)		(143,885)	(6,180)		(143,885)
Income tax expense (benefit)	—	—	—	—	CCC	—	—	CCC	—
NET INCOME (LOSS)	$382	$(138,087)	$(137,705)	$(6,180)		$(143,885)	$(6,180)		$(143,885)

SHARES USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO THE POST-CLOSING COMPANY SHAREHOLDERS – BASIC AND DILUTED						267,614,214			226,214,214
NET INCOME (LOSS) PER SHARE, CLASS A ORDINARY SHARES – BASIC						$(0.54)			$(0.64)
WEIGHTED AVERAGE SHARES OUTSTANDING, CLASS A ORDINARY SHARES – BASIC & DILUTED	2,593,810
NET INCOMEPER SHARE, CLASS A ORDINARY SHARES – BASIC	$0.03
NET INCOME PER SHARE, CLASS A ORDINARY SHARES – DILUTED	$0.02
WEIGHTED AVERAGE SHARES OUTSTANDING, CLASS B ORDINARY SHARES – BASIC	12,111,429
NET INCOME PER SHARE, CLASS B ORDINARY SHARES – BASIC	$0.03
WEIGHTED AVERAGE SHARES OUTSTANDING, CLASS B ORDINARY SHARES – DILUTED	12,780,000
NET INCOME PER SHARE, CLASS B ORDINARY SHARES – DILUTED	$0.02
WEIGHTED AVERAGE SHARES OUTSTANDING, COMMON STOCK – BASIC & DILUTED		3,427,670
NET LOSS PER SHARE, COMMON STOCK – BASIC & DILUTED		$(40.29)

115

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Pro Forma Presentation

The business combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, CCXI, who is the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes and Agility, which is the legal acquiree, will be treated as the accounting acquirer for financial reporting purposes.

The unaudited pro forma condensed combined financial statements are prepared in accordance with Article 11 of SEC Regulation S-X, as amended January 1, 2021. The historical financial information of CCXI and Agility is presented in accordance with U.S. GAAP. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the business combination.

The pro forma adjustments reflecting the completion of the business combination and related transactions are based on currently available information and assumptions and methodologies that CCXI believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. CCXI believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the business combination and related transactions based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the business combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Closing Company. They should be read in conjunction with the historical financial statements and notes thereto of CCXI and Agility.

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2026

(A) Represents pro forma adjustments to cash and cash equivalents to reflect the following under the No Redemptions Scenario (in thousands):

Reflects the reclassification of Marketable securities and cash held in trust account to Cash and cash equivalents that becomes available for general use by the Post-Closing Company following the Closing	$420,880
Reflects the expected gross proceeds received from the PIPE pursuant to PIPE Subscription Agreements of $201.0 million from the issuance and sale of 20,102,500 shares of the CCXI Class A Ordinary Shares at $10.00 per share, and subsequently, the conversion of CCXI Class A Ordinary Shares into shares of the Post-Closing Company common stock upon the Closing	201,025
Reflects the expected gross proceed received from the issuance of Agility SAFEs	100,000
Reflects the payment of expected transaction costs for financial advisory, legal, accounting, and other fees related to the business combination(1) and the settlement of deferred underwriting fees upon Closing(2)	(46,140)
Reflects the settlement of CCXI’s Accrued offering costs that are expected to be paid on or prior to the Closing	(75)
Total	$675,690

(1)	Approximately $40.5 million are directly attributable to the issuance of equity and are reflected as a reduction of additional paid-in capital. The remaining $5.6 million are not directly attributable to the equity issuance and are reflected as an expense. Transaction costs that have not yet been incurred are reflected as a pro forma adjustment to the balance sheet. The expense portion is presented as a nonrecurring charge and is not expected to have a continuing impact on the combined company’s results of operations.

116

(2)	$1.5 million of the underwriting fee payable in connection with the CCXI IPO was deferred and conditioned upon the announcement by CCXI that it has entered into a definitive business combination agreement, which amount was paid to Citi, the underwriter in the CCXI IPO, on July 7, 2026. An additional approximately $14.5 million of the Deferred Underwriting Fee was deferred and conditioned upon completion of an initial business combination, which such fee is not impacted by the size of any such transaction or the level of redemptions associated therewith. As of the date of this Registration Statement, Citi has waived any claim to the Deferred Underwriting Fee payable to it pursuant to the Underwriting Agreement, subject to its receipt of the $7.0 million Capital Markets Advisory Fee payable upon the Closing. CCXI and Citi have entered into an engagement letter under which Citi will provide capital markets advisory services to CCXI in connection with the business combination, and the Capital Markets Advisory Fee will be payable upon the Closing and Citi shall be eligible for an additional incentive fee of up to $3.0 million payable solely at the discretion of CCXI.

(B) Represents pro forma adjustments to cash and cash equivalents to reflect the following under the Maximum Redemptions Scenario (in thousands):

Reflects the expected gross proceeds received from the PIPE pursuant to PIPE Subscription Agreements of $201 million from the issuance and sale of 20,102,500 shares of the CCXI Class A Ordinary Shares at $10.00 per share, and subsequently, the conversion of CCXI Class A Ordinary Shares into shares of the Post-Closing Company common stock upon the Closing	$201,025
Reflects the expected gross proceed received from the issuance of Agility SAFEs	100,000
Reflects the payment of expected transaction costs for financial advisory, legal, accounting, and other fees related to the business combination(1) and the settlement of deferred underwriting fees upon Closing(2)	(46,140)
Reflects the settlement of CCXI’s Accrued offering costs that are expected to be paid on or prior to the Closing	(75)
Total	$254,810

(1)	Approximately $40.5 million are directly attributable to the issuance of equity and are reflected as a reduction of additional paid-in capital. The remaining $5.6 million are not directly attributable to the equity issuance and are reflected as an expense. Transaction costs that have not yet been incurred are reflected as a pro forma adjustment to the balance sheet. The expense portion is presented as a nonrecurring charge and is not expected to have a continuing impact on the combined company’s results of operations.
(2)	$1.5 million of the underwriting fee payable in connection with the CCXI IPO was deferred and conditioned upon the announcement by CCXI that it has entered into a definitive business combination agreement, which amount was paid to Citi, the underwriter in the CCXI IPO, on July 7, 2026. An additional approximately $14.5 million of the Deferred Underwriting Fee was deferred and conditioned upon completion of an initial business combination, which such fee is not impacted by the size of any such transaction or the level of redemptions associated therewith. As of the date of this Registration Statement, Citi has waived any claim to the Deferred Underwriting Fee payable to it pursuant to the Underwriting Agreement, subject to its receipt of the $7.0 million Capital Markets Advisory Fee payable upon the Closing. CCXI and Citi have entered into an engagement letter under which Citi will provide capital markets advisory services to CCXI in connection with the business combination, and the Capital Markets Advisory Fee will be payable upon the Closing and Citi shall be eligible for an additional incentive fee of up to $3.0 million payable solely at the discretion of CCXI.

(C) Represents the reclassification of $308 thousand relating to Prepaid insurance to Prepaid expenses to conform to Agility’s presentation within its balance sheet.

(D) Represents pro forma adjustments to Prepaid expenses to reflect the following under both the No Redemptions and Maximum Redemptions Scenarios (in thousands):

Represents the reclassification of Prepaid insurance to Prepaid expenses to conform to Agility’s presentation within its balance sheet.	$308
Reflects the reclassification of direct and incremental transaction costs for financial advisory, legal, accounting, and other fees related to the business combination from Prepaid expenses to additional paid-in capital	(1,794)
Total	$(1,486)

(E) Represents the reclassification of $143 thousand relating to Prepaid insurance — long-term to Other noncurrent assets to conform to Agility’s presentation within its balance sheet.

(F) Reflects the reclassification of Marketable securities and cash held in trust account of approximately $420.9 million to Cash and cash equivalents that becomes available for general use by the Post-Closing Company following the Closing.

117

(G) Reflects the full redemption of Marketable securities and cash held in trust account of approximately $420.9 million which will not become available for general use by the Post-Closing Company following the Closing.

(H) Represents pro forma adjustments to Accrued expenses to reflect the following under both the No Redemptions and Maximum Redemptions Scenarios (in thousands):

Reflects the accrual of expected transaction costs for financial advisory, legal, accounting, and other fees related to the business combination	$28,356
Reflects the reclassification of the Deferred underwriting fee payable to Accrued expenses to conform with Agility’s presentation within its balance sheet	15,990
Reflects the payment of expected transaction costs for financial advisory, legal, accounting, and other fees related to the business combination	(46,140)
Total	$(1,794)

(I) Reflects the settlement of CCXI’s Accrued offering costs of $75 thousand that are expected to be paid on or prior to the Closing.

(J) Reflects the removal of the $137.7 million liability recorded by CCXI in relation to CCXI’s Subscription Agreements pursuant to which CCXI has agreed to issue and sell shares to the PIPE Investors at the Closing. The Subscription Agreements are expected to terminate before or in conjunction with the Closing.

(K) Reflects the reclassification of the Deferred underwriting fee payable, current of $1.5 million to Accrued expenses to conform with Agility’s presentation within its balance sheet.

(L) Reflects the reclassification of the Deferred underwriting fee payable, non-current of $14.5 million to Accrued expenses to conform with Agility’s presentation within its balance sheet.

(M) Reflects the conversion of Agility preferred stock into shares of Agility common stock and subsequently, of Agility common stock into shares of the Post-Closing Company common stock upon the Closing.

(N) Reflects the conversion of CCXI Class A Ordinary Shares Subject to Redemption, on a one-for-one basis to shares of the Post-Closing Company common stock under the No Redemptions Scenario.

(O) Reflects the full redemption of CCXI Class A Ordinary Shares Subject to Redemption under the Maximum Redemptions Scenario.

(P) Reflects the conversion of CCXI Class B Ordinary Shares, on a one-for-one basis, into CCXI Class A Ordinary Shares, and subsequently, CCXI Class A Ordinary Shares to shares of the Post-Closing Company common stock under both the No Redemptions and Maximum Redemptions Scenarios.

(Q) Represents pro forma adjustments to common stock to reflect the following under the No Redemptions Scenario (in thousands):

Reflects the conversion of CCXI Class A Ordinary Shares Subject to Redemption, on a one-for-one basis to shares of the Post-Closing Company common stock	$4
Reflects the conversion of CCXI Class B Ordinary Shares, on a one-for-one basis, into CCXI Class A Ordinary Shares, and subsequently, CCXI Class A Ordinary Shares to shares of the Post-Closing Company common	1
Reflects the conversion of Agility preferred stock into shares of Agility common stock and subsequently, of Agility common stock into shares of the Post-Closing Company common stock upon the Closing	15
Reflects the conversion of Agility’s Common stock to shares of the Post-Closing Company common stock upon the Closing	3
Reflects the expected issuance of 20,102,500 shares of the CCXI Class A Ordinary Shares at $10.00 per share pursuant to the PIPE Subscription Agreements, and subsequently, the conversion of CCXI Class A Ordinary Shares into shares of the Post-Closing Company common stock upon the Closing	2
Total	$25

118

(R) Represents pro forma adjustments to common stock to reflect the following under the Maximum Redemptions Scenario (in thousands):

Reflects the conversion of CCXI Class B Ordinary Shares, on a one-for-one basis, into CCXI Class A Ordinary Shares, and subsequently, CCXI Class A Ordinary Shares to shares of the Post-Closing Company common stock upon the Closing	$1
Reflects the conversion of Agility preferred stock into shares of Agility common stock and subsequently, of Agility common stock into shares of the Post-Closing Company common stock upon the Closing	15
Reflects the conversion of Agility’s Common stock to shares of the Post-Closing Company common stock upon the Closing	3
Reflects the expected issuance of 20,102,500 shares of the CCXI Class A Ordinary Shares at $10.00 per share pursuant to the PIPE Subscription Agreements, and subsequently, the conversion of CCXI Class A Ordinary Shares into shares of the Post-Closing Company common stock upon the Closing	2
Total	$21

(S) Represents pro forma adjustments to additional paid-in capital to reflect the following under the No Redemptions Scenario (in thousands):

Reflects the elimination of CCXI’s historical accumulated deficit.	$(152,601)
Reflects the conversion of CCXI Class A Ordinary Shares Subject to Redemption, on a one-for-one basis to shares of the Post-Closing Company common stock	420,876
Reflects the conversion of Agility preferred stock into shares of Agility common stock and subsequently, of Agility common stock into shares of the Post-Closing Company common stock upon the Closing	400,761
Reflects the conversion of Agility’s Common stock to shares of the Post-Closing Company common stock upon the Closing	(3)
Reflects the expected issuance of 20,102,500 shares of the CCXI Class A Ordinary Shares at $10.00 per share pursuant to the PIPE Subscription Agreements, and subsequently, the conversion of CCXI Class A Ordinary Shares into shares of the Post-Closing Company common stock upon the Closing	201,023
Reflects direct and incremental transaction costs for financial advisory, legal, accounting, and other fees related to the business combination, inclusive of the reclassification of $1.8 million from prepaid expenses included in Note D above, and excluding aggregate deferred underwriting fees of $15.9 million included in Notes H, K and L above.	(24,520)
Reflects the removal of the liability recorded by CCXI in relation to CCXI’s Subscription Agreements pursuant to which CCXI has agreed to issue and sell shares to the PIPE Investors at the Closing. The Subscription Agreements are expected to terminate before or in conjunction with the Closing	137,772
Reflects the conversion of Agility’s SAFEs to shares of the Post-Closing Company common stock upon the Closing	100,000
Total	$1,083,308

(T) Represents pro forma adjustments to additional paid-in capital to reflect the following under the Maximum Redemptions Scenario (in thousands):

Reflects the elimination of CCXI’s historical accumulated deficit.	$(152,601)
Reflects the conversion of Agility preferred stock into shares of Agility common stock and subsequently, of Agility common stock into shares of the Post-Closing Company common stock upon the Closing	400,761
Reflects the conversion of Agility’s Common stock to shares of the Post-Closing Company common stock upon the Closing	(3)
Reflects the expected issuance of 20,102,500 shares of the CCXI Class A Ordinary Shares at $10.00 per share pursuant to the PIPE Subscription Agreements, and subsequently, the conversion of CCXI Class A Ordinary Shares into shares of the Post-Closing Company common stock upon the Closing	201,023
Reflects direct and incremental transaction costs for financial advisory, legal, accounting, and other fees related to the business combination, inclusive of the reclassification of $1.8 million from prepaid expenses included in Note D above, and excluding aggregate deferred underwriting fees of $15.9 million included in Notes H, K and L above.	(24,520)
Reflects the expected issuance of 20,102,500 shares of the CCXI Class A Ordinary Shares at $10.00 per share pursuant to the PIPE Subscription Agreements, and subsequently, the conversion of CCXI Class A Ordinary Shares into shares of the Post-Closing Company common stock upon the Closing	137,772
Reflects the conversion of Agility’s SAFEs to shares of the Post-Closing Company common stock upon the Closing	100,000
Total	$662,432

119

(U) Represents pro forma adjustments to accumulated deficit to reflect the following under both the No Redemptions and Maximum Redemptions Scenarios (in thousands):

Reflects the elimination of CCXI’s historical accumulated deficit	$152,601
Reflects the accrual of expected transaction costs of for financial advisory, legal, accounting, and other fees related to the business combination	(5,630)
Total(1)	$146,971

(1)	The “Unaudited Pro Forma Condensed Combined Financial Information” does not yet reflect any adjustments for the effect of the 1% U.S. federal Excise Tax. The Excise Tax, if any, from the redemption of shares of CCXI public shares in connection with the business combination will be computed upon completion of the analysis and once certain quantitative data is available.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2026

(AA)	Reflects the total estimated remaining transaction costs of CCXI to be incurred and expensed as a part of the business combination under both the No Redemptions and Maximum Redemptions Scenarios. Transaction costs are expensed as incurred and reflected as if incurred on January 1, 2026. This is a non-recurring item.

(BB)	Represents the elimination of investment income related to the investments held in the CCXI trust account under both the No Redemptions and Maximum Redemptions Scenarios.

(CC)	Reflects no adjustments for the U.S. federal (and, as applicable, state and local) income tax effects of the Domestication, the Sponsor’s conversion of CCXI Class B Ordinary Shares, immediately prior to the Domestication, on a one-for-one basis, into a CCXI Class A Ordinary Share (the “Sponsor Share Conversion”), or the Merger. The lack of any such income tax adjustments assumes the intended tax treatment of the Transactions to Agility, CCXI, and Merger Sub, and the certain actions expected to be taken by each party to affect that intended treatment. Similarly, there are no adjustments for Cayman Islands income tax effects of the Transactions assuming the intended tax treatment. Additionally, this information reflects no adjustments for the U.S. federal (and, as applicable, state and local) income tax effects of any debt conversions or similar transactions which may occur or be deemed to occur for U.S. income tax purposes. The income tax effects, if any, from such conversions in connection with the business combination will be computed upon completion of the analysis and once certain quantitative data is available.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2025

(AAA)	Reflects the total estimated remaining transaction costs of CCXI to be incurred and expensed as a part of the business combination under both the No Redemptions and Maximum Redemptions Scenarios. Transaction costs are expensed as incurred and reflected as if incurred on January 1, 2025. This is a non-recurring item.

(BBB)	Represents the elimination of investment income related to the investments held in the CCXI trust account under both the No Redemptions and Maximum Redemptions Scenarios.

120

(CCC)	Reflects no adjustments for the U.S. federal (and, as applicable, state and local) income tax effects of the Domestication, the Sponsor Share Conversion, or the Merger. The lack of any such income tax adjustments assumes the intended tax treatment of the Transactions to Agility, CCXI, and Merger Sub, and the certain actions expected to be taken by each party to affect that intended treatment. Similarly, there are no adjustments for Cayman Islands income tax effects of the Transactions assuming the intended tax treatment. Additionally, this information reflects no adjustments for the U.S. federal (and, as applicable, state and local) income tax effects of any debt conversions or similar transactions which may occur or be deemed to occur for U.S. income tax purposes. The income tax effects, if any, from such conversions in connection with the business combination will be computed upon completion of the analysis and once certain quantitative data is available.

Nonrecurring Items

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026 and the year ended December 31, 2025 include certain amounts that will not recur beyond 12 months. Such amounts are as follows:

●	Acquisition related transaction expenses amounting to approximately $5.6 million which is reflected within general and administrative expenses in the accompanying unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 and the year ended December 31, 2025.

●	Agility’s share-based awards were historically liability classified and subject to mark-to-market adjustment each reporting period. Agility’s historical condensed combined statement of operations reflects approximately $34.3 million reflected within general and administrative expenses of share-based compensation expenses associated with the fair value adjustment recognized as of December 31, 2025.

Note 3. Loss per Share

Represents the net loss per share calculated using the historical weighted-average shares outstanding and the issuance of additional shares in connection with the business combination and related transactions, assuming the shares were outstanding since January 1, 2025. In the case of shares presented as being held by Agility stockholders, the tables below assumes that Agility preferred stock outstanding as of December 31, 2025 had converted to Agility common stock and that each such share of Agility common stock was exchanged for a number of shares equal to the assumed Exchange Ratio as of January 1, 2025. In the case of stock options presented in the table below showing potentially dilutive instruments, the table assumes that such stock options were exchanged applying the assumed Exchange Ratio as of January 1, 2025.

Net income loss per share was computed using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Net losses are not allocated to these participating securities as there are no contractual obligations that require participation in the Post-Closing Company’s losses.

As the business combination is being reflected as if it had occurred at the beginning of the earliest period presented, the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the business combination and related transactions have been outstanding for the entire periods presented. When assuming the Maximum Redemptions Scenario, this calculation is adjusted to eliminate such shares for the entire period. Basic and diluted earnings per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

121

For the six months ended June 30, 2026:

(dollar in thousands except shares and per share data)	No Redemptions Scenario	Maximum Redemptions Scenario
Pro forma net loss	$(506,362)	$(506,362)
Shares used in computing net loss per share attributable to Post-Closing Company shareholders – basic and diluted	268,591,296	227,191,296
Pro forma net loss per share, basic and diluted	$(1.89)	$(2.23)

Pro forma weighted-average shares calculation, basic and diluted:
Agility stockholders	192,788,796	192,788,796
Sponsor shares	14,300,000	14,300,000
CCXI public shareholders	41,400,000	—
PIPE Investors	20,102,500	20,102,500
	268,591,296	227,191,296

For the year ended December 31, 2025:

(dollar in thousands except shares and per share data)	No Redemptions Scenario	Maximum Redemptions Scenario
Pro forma net loss	$(143,885)	$(143,885)
Shares used in computing net loss per share attributable to Post-Closing Company shareholders – basic and diluted	267,614,214	226,214,214
Pro forma net loss per share, basic and diluted	$(0.54)	$(0.64)

Pro forma weighted-average shares calculation, basic and diluted:
Agility stockholders	191,811,714	191,811,714
Sponsor shares	14,300,000	14,300,000
CCXI public shareholders	41,400,000	—
PIPE Investors	20,102,500	20,102,500
	267,614,214	226,214,214

The following outstanding shares of the Post-Closing Company common stock equivalents were excluded from the computation of pro forma diluted net loss per share for the scenarios presented because including them would have had an anti-dilutive effect:

For the six months ended June 30, 2026:

	No Redemption Scenario	Maximum Redemptions Scenario
Stock options	51,980,447	51,980,447
Public and Private Warrants	4,190,000	4,190,000
	56,170,447	56,170,447

For the year ended December 31, 2025:

	No Redemption Scenario	Maximum Redemptions Scenario
Stock options	47,024,762	47,024,762
Public and Private Warrants	4,190,000	4,190,000
	51,214,762	51,214,762

122

Index to Consolidated Financial Statements

Unaudited Financial Statements of Churchill Capital Corp XI
Condensed Consolidated Balance Sheets as of June 30, 2026 (unaudited) and December 31, 2025	F-21
Unaudited Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2026	F-22
Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Deficit for the Six Months Ended June 30, 2026	F-23
Unaudited Condensed Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2026	F-24
Notes to Unaudited Condensed Consolidated Financial Statements	F-25 to F-39

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Churchill Capital Corp XI

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Churchill Capital Corp XI (the “Company”) as of December 31, 2025, and the related statements of operations, changes in shareholders’ deficit and cash flows for the period from June 4, 2025 (inception) through December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from June 4, 2025 (inception) through December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2025.

New York, New York

March 26, 2026

PCAOB ID Number 100

F-2

CHURCHILL CAPITAL CORP XI

BALANCE SHEET

AS OF DECEMBER 31, 2025

December 31, 2025
Assets:
Current assets
Cash	$736,204
Prepaid insurance	307,750
Prepaid expenses	18,800
Total current assets	1,062,754
Prepaid insurance – long-term	296,995
Marketable securities and cash held in Trust Account	414,549,783
Total Assets	$415,909,532

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Accrued expenses	$55,667
Accrued offering costs	75,000
Total Current Liabilities	130,667
Deferred underwriting fee payable	15,990,000
Total Liabilities	16,120,667

Commitments and Contingencies (Note 6)

Class A Ordinary Shares subject to possible redemption, 41,400,000 shares at redemption value of $10.00 per share	414,000,000

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 500,000 shares issued and outstanding, excluding 41,400,000 shares subject to possible redemption	50
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 13,800,000 shares issued and outstanding (1)(2)	1,380
Additional paid-in capital	—
Accumulated deficit	(14,212,565)
Total Shareholders’ Deficit	(14,211,135)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$415,909,532

(1)	On June 4, 2025, the Company issued 8,625,000 Founder Shares to the Sponsor. In November 2025 and December 2025, the Company issued an additional 2,875,000 and 2,300,000 Founder Shares, respectively, to the Sponsor, resulting in a total of 13,800,000 Founder Shares (see Note 5).
(2)	Up to 1,800,000 Class B ordinary shares were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised. On December 18, 2025, the underwriters exercised their over-allotment option in full as part of the closing of the Initial Public Offering, as such, the 1,800,000 Founder Shares are no longer subject to forfeiture (see Note 5).

The accompanying notes are an integral part of these financial statements.

F-3

CHURCHILL CAPITAL CORP XI

STATEMENT OF OPERATIONS

For the Period from June 4, 2025 (Inception) Through December 31,
2025
Operating and formation costs	$167,685
Loss from operations	(167,685)

Other income:
Interest earned on marketable securities and cash held in Trust Account	549,783
Other income	549,783

Net income	$382,098

Basic weighted average shares outstanding, Class A Ordinary Shares	2,593,810

Basic net income per share, Class A Ordinary Shares	$0.03

Diluted weighted average shares outstanding, Class A Ordinary Shares	2,593,810

Diluted net income per share, Class A Ordinary Shares	$0.02

Basic weighted average shares outstanding, Class B Ordinary Shares(1)(2)	12,111,429

Basic net income per share, Class B Ordinary Shares	$0.03

Diluted weighted average shares outstanding, Class B Ordinary Shares(1)(2)	12,780,000

Diluted net income per share, Class B Ordinary Shares	$0.02

(1)	On June 4, 2025, the Company issued 8,625,000 Founder Shares to the Sponsor. In November 2025 and December 2025, the Company issued an additional 2,875,000 and 2,300,000 Founder Shares, respectively, to the Sponsor, resulting in a total of 13,800,000 Founder Shares (see Note 5).
(2)	Excluded an aggregate of up to 1,800,000 Class B ordinary shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised. On December 18, 2025, the underwriters exercised their over-allotment option in full as part of the closing of the Initial Public Offering, as such, the 1,800,000 Founder Shares are no longer subject to forfeiture (see Note 5).

The accompanying notes are an integral part of these financial statements.

F-4

CHURCHILL CAPITAL CORP XI

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE PERIOD FROM JUNE 4, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares(1)(2)	Amount	Capital	Deficit	Deficit
Balance — June 4, 2025 (inception)	—	$—	—	$—	$—	$—	$—
Class B Ordinary Shares issued to Sponsor	—	—	13,800,000	1,380	23,619	—	24,999
Sale of Private Placement Units	500,000	50	—	—	4,999,950	—	5,000,000
Fair value of Public Warrants at issuance	—	—	—	—	2,028,600	—	2,028,600
Allocated value of transaction costs to Class A Ordinary Shares	—	—	—	—	(103,589)	—	(103,589)
Accretion of Class A Ordinary Shares subject to possible redemption to redemption amount	—	—	—	—	(6,948,580)	(14,594,663)	(21,543,243)
Net income	—	—	—	—	—	382,098	382,098
Balance – December 31, 2025	500,000	$50	13,800,000	$1,380	$—	$(14,212,565)	$(14,211,135)

(1)	On June 4, 2025, the Company issued 8,625,000 Founder Shares to the Sponsor. In November 2025 and December 2025, the Company issued an additional 2,875,000 and 2,300,000 Founder Shares, respectively, to the Sponsor, resulting in a total of 13,800,000 Founder Shares (see Note 5).
(2)	Excluded an aggregate of up to 1,800,000 Class B ordinary shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised. On December 18, 2025, the underwriters exercised their over-allotment option in full as part of the closing of the Initial Public Offering, as such, the 1,800,000 Founder Shares are no longer subject to forfeiture (see Note 5).

The accompanying notes are an integral part of these financial statements.

F-5

CHURCHILL CAPITAL CORP XI

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JUNE 4, 2025 (INCEPTION) THROUGH DECEMBER 31, 2025

Cash Flows from Operating Activities:
Net income	$382,098
Adjustments to reconcile net income to net cash used in operating activities:
Payment of operation costs through promissory note	76,717
Interest earned on cash held in Trust Account	(549,783)
Changes in operating assets and liabilities:
Prepaid expenses	7,203
Prepaid insurance	(307,750)
Long-term prepaid insurance	(296,995)
Accounts payable and accrued expenses	55,666
Net cash used in operating activities	(632,844)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(414,000,000)
Net cash used in investing activities	(414,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	407,790,000
Proceeds from sale of Private Placement Units	5,000,000
Underwriters’ reimbursement	3,210,000
Repayment of IPO Promissory Note - related party	(356,062)
Payment of offering costs	(274,890)
Net cash provided by financing activities	415,369,048

Net Change in Cash	736,204
Cash – Beginning of period	—
Cash – End of period	$736,204

Non-cash investing and financing activities:
Offering costs included in accrued offering costs	$75,000
Deferred offering costs paid by Sponsor in exchange for issuance of Class B Ordinary Shares	$25,000
Deferred offering costs paid through IPO Promissory Note – related party	$278,342
Prepaid services contributed by Sponsor through IPO Promissory Note–related party	$1,003
Deferred Fee payable	$15,990,000

The accompanying notes are an integral part of these financial statements.

F-6

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 1 — Organization and Business Operations

Organization and General

Churchill Capital Corp XI (the “Company”) was incorporated as a Cayman Islands exempted company on June 4, 2025. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (the “Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act”, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

As of December 31, 2025, the Company had not yet commenced operations. All activity for the period from June 4, 2025 (inception) through December 31, 2025 relates to (i) the Company’s formation and the Initial Public Offering (as defined below), and (ii) subsequent to the Initial Public Offering, identifying a target company for an initial Business Combination., which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

Sponsor and Initial Public Offering

The Company’s sponsor is Churchill Sponsor XI LLC (the “Sponsor”), an affiliate of M. Klien and Company, LLC. The Registration Statement on Form S-1 for the Initial Public Offering, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2025 (File No. 333-291626), was declared effective on December 16, 2025 (as amended, the “IPO Registration Statement”). On December 18, 2025, the Company consummated the Initial Public Offering of 41,400,000 units at $10.00 per unit (the “Public Units”), which includes the full exercise of the underwriter’s Over-Allotment Option (as defined in Note 7) in the amount of 5,400,000 units (the “Option Units”) at $10.00 per Option Unit (Note 3), generating gross proceeds of $414,000,000 (the “Initial Public Offering”). Each Public Unit consists of one Class A Ordinary Share, par value $0.0001 per share, of the Company (the “Class A Ordinary Shares” and with respect to the Class A Ordinary Shares included in the Public Units, the “Public Shares”) and one-tenth of one redeemable warrant (each, a “Public Warrant”). Simultaneously, the Company consummated the sale of 500,000 units, (the “Private Placement Units”) (Note 4), at a price of $10.00 per Private Placement Unit in a private placement to the Sponsor, generating gross proceeds of $5,000,000 (the “Private Placement”). Each Private Placement Unit consists of one Class A Ordinary Share and one-tenth of one redeemable warrant (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”). Each whole warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50, subject to adjustment.

Transaction costs amounted to $19,618,232, consisting of $3,000,000 of cash underwriting fee (net of $3,210,000 underwriter’s reimbursement), $15,990,000 of Deferred Fee (as defined in Note 6), and $628,232 of other offering costs.

The Trust Account

Following the closing of the Initial Public Offering on December 18, 2025, an amount of $414,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering, and a portion of the proceeds of the sale of the Private Placement Units in the Private Placement, was placed in a Trust Account (the “Trust Account”). The proceeds held in the Trust Account are invested only in U.S. government treasury bills with a maturity of one hundred eighty-five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 (the “Investment Company Act”) and that invest only in direct U.S. government obligations and, may at any time be held as cash or cash items, including in demand deposit accounts at a bank. Funds will remain in the Trust Account until the earlier of (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

F-7

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 1 — Organization and Business Operations (cont.)

The Company’s amended and restated memorandum and articles of association (the “Amended and Restated Articles”) provides that, other than the permitted withdrawals (as defined below), if any, none of the funds held in the Trust Account will be released until the earlier of (i) the completion of the initial Business Combination; (ii) the redemption of any Public Shares, that have been properly submitted in connection with a shareholder vote to approve an amendment to the Company’s Amended and Restated Articles (A) in a manner that would affect the substance or timing of its obligation to redeem 100% of the Public Shares if it does not complete an initial Business Combination within 24 months from the closing of the Initial Public Offering (or 27 months from the closing of the Initial Public Offering if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of the Initial Public Offering) (the “Combination Period”) or (B) with respect to any other provision relating to the rights of holders of the Public Shares or pre-initial Business Combination activity; and (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an initial Business Combination within the Combination Period. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an initial Business Combination. The initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the Deferred Fee (as defined below) and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an initial Business Combination.

The Company, after signing a definitive agreement for an initial Business Combination, will either (i) seek shareholder approval of the initial Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their shares, regardless of whether they vote for or against the initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the trust account (net of amounts withdrawn to fund the working capital requirements, subject to an annual limit of $1,000,000, and to pay taxes (“permitted withdrawals”)), (ii) provide shareholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest less permitted withdrawals. The decision as to whether the Company will seek shareholder approval of the initial Business Combination or will allow shareholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval, unless a vote is required by law or under Nasdaq rules.

Pursuant to the Company’s Amended and Restated Articles if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned (which interest shall be net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the holders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Sponsor, officers and directors are not entitled to rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the initial Business Combination within the Combination Period. However, if the Sponsor and management team acquire Public Shares in or after the Initial Public Offering, they are entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the initial Business Combination within the Combination Period. The Class A Ordinary Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

F-8

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 1 — Organization and Business Operations (cont.)

In the event of a liquidation, dissolution or winding up of the Company after an initial Business Combination, the Company’s shareholders are entitled to share ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of shares, if any, having preference over the Ordinary Shares. The Company’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Ordinary Shares, except that the Company will provide its shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the initial Business Combination, subject to the limitations described herein.

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine, between the United States, Israel and Iran and other in the Middle East, and Southwest Asia or other armed hostilities. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

Liquidity and Capital Resources

As of December 31, 2025, the Company had $736,204 of cash and a working capital surplus of $932,087. In order to finance transaction costs in connection with its initial Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes its initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. If the Sponsor makes any Working Capital Loans, up to $1,500,000 of such loans may be convertible into units of the post business combination entity at a price of $10.00 per unit at the option of the lender. The units and the underlying securities would be identical to the Private Placement Units. As of December 31, 2025, the Company had no borrowings under the Working Capital Loans.

Additionally, to fund working capital, the Company has permitted withdrawals available up to an annual limit of $1,000,000. These permitted withdrawals are limited to only the interest available that has been earned in excess of the initial deposit at the Initial Public Offering. For the year ended December 31, 2025, the Company did not withdraw any amounts from the Trust Account for working capital purposes. As of December 31, 2025 the Company had $1,000,000 available for permitted withdrawals for the period from December 18, 2025 until December 18, 2026, which is the 1-year anniversary of the Initial Public Offering.

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Going Concern,” as of December 31, 2025, the Company has sufficient funds for the working capital needs of the Company until a minimum of one year from the date of these financial statements. The Company cannot assure that its plans to consummate an initial Business Combination will be successful.

Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because the Company becomes obligated to redeem a significant number of Public Shares upon completion of the Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

F-9

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Security and Exchange Commission (“SEC”).

Emerging Growth Company Status

As an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, as amended, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $736,204 and did not have any cash equivalents as of December 31, 2025.

Marketable Securities Held in Trust Account

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320, “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts. At December 31, 2025, $414,429,619 was invested in U.S. Treasury Securities and $676 was held in cash, at an amortized cost of $414,549,783 as reflected on the accompanying balance sheet (see Note 9).

To fund working capital, the Company has permitted withdrawals available up to an annual limit of $1,000,000. These permitted withdrawals are limited to only the interest available that has been earned in excess of the initial deposit at the Initial Public Offering. For the year ended December 31, 2025, the Company did not withdraw any amounts from the Trust Account for working capital purposes. As of December 31, 2025 the Company had $1,000,000 available for permitted withdrawals for the period from December 18, 2025 until December 18, 2026, which is the 1-year anniversary of the Initial Public Offering.

F-10

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Public Units between Class A Ordinary Shares and warrants, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the warrants and then to the Class A Ordinary Shares. Offering costs allocated to the Class A Ordinary Shares subject to possible redemption will be charged to temporary equity, and offering costs allocated to the warrants included in the Public Units and Private Placement Units are charged to shareholders’ deficit as the warrants, after management’s evaluation, are accounted for under equity treatment.

Transaction costs amounted to $19,618,232, consisting of $3,000,000 of cash underwriting fee (net of $3,210,000 underwriter’s reimbursement), $15,990,000 of deferred underwriting fee (the “Deferred Fee”) (Note 6), and $628,232 of other offering costs.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

F-11

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the accompanying financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Net Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Income and losses are shared pro rata to the shares. Net income per Ordinary Share is computed by dividing net income by the weighted average number of Ordinary Shares outstanding for the period. Accretion associated with the redeemable Ordinary Shares is excluded from income per Ordinary Share as the redemption value approximates fair value.

The calculation of diluted income per Ordinary Share does not consider the effect of the Warrants issued in connection with the (i) Initial Public Offering, (ii) the exercise of the Over-Allotment Option and (iii) Private Placement, since the average price of the Ordinary Shares for the period from June 4, 2025 (inception) through December 31, 2025, was less than the exercise price and therefore, the inclusion of such Warrants under the Treasury stock method would be anti-dilutive and the exercise is contingent upon the occurrence of future events. The Warrants are exercisable to purchase 41,100,000 Class A Ordinary Shares in the aggregate. As a result, diluted net income per Ordinary Share is the same as basic net income per Ordinary Share for the periods presented.

The following table reflects the calculation of basic and diluted net income per Ordinary Share (in dollars, except per share amounts):

	For the Period from June 4, 2025 (Inception) Through December 31, 2025
Basic net income per Ordinary Share	Class A	Class B
Basic net income per Ordinary Share
Numerator:
Allocation of net income, as adjusted	$67,397	$314,701
Denominator:
Basic weighted average shares outstanding	2,593,810	12,111,429
Basic net income per Ordinary Share	$0.03	$0.03

	For the Period from June 4, 2025 (Inception) Through December 31, 2025
Diluted net income per Ordinary Share	Class A	Class B
Basic net income per Ordinary Share
Numerator:
Allocation of net income, as adjusted	$64,466	$317,632
Denominator:
Diluted weighted average shares outstanding	2,593,810	12,780,000
Diluted net income per ordinary share	$0.02	$0.02

F-12

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes,” (“ASC Topic 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2025, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Class A Ordinary Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete an initial Business Combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of December 31, 2025, Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. As of December 31, 2025, the Class A Ordinary Shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$414,000,000
Less:
Proceeds allocated to Public Warrants	(2,028,600)
Public Shares issuance cost	(19,514,643)
Plus:
Accretion of carrying value to redemption value	21,543,243
Class A Ordinary Shares subject to possible redemption, December 31, 2025	$414,000,000

F-13

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

Warrant Instruments

The Company accounts for the Public and Private Warrants to be issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the warrant instruments under equity treatment at their assigned value. There are 4,140,000 Public Warrants and 50,000 Private Warrants currently outstanding as of December 31, 2025.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statement.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 41,400,000 Units at a price of $10.00 per Unit for a total of $414 million, which includes the full exercise of the underwriter’s Over-Allotment Option. Each Unit consists of one Public Share and one-tenth of one warrant. Each Public Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustments (see Note 7).

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 500,000 Private Placement Units for an aggregate purchase price of $5,000,000. Each Private Placement Unit consists of one Class A Ordinary Share and one-tenth of one warrant (each, a “Private Warrant,” together with the Public Warrants, the “Warrants”). Each whole Private Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustments. Each warrant will become exercisable 30 days after the completion of the initial Business Combination and will not expire except upon liquidation. If the initial Business Combination is not completed within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

Note 5 — Related Party Transactions

Founder Shares

On June 4, 2025, the Company issued an aggregate of 8,625,000 Class B ordinary shares, $0.0001 par value (the “Class B Ordinary Shares”), in exchange for a $25,000 payment (approximately $0.003 per share) from the Sponsor to cover certain expenses on behalf of the Company (the “Founder Shares,” including the Public Shares issuable upon conversion thereof). In November 2025, the Company issued 2,875,000 Class B Ordinary Shares to the Sponsor by way of a share capitalization, resulting in the total number of issued and outstanding Class B Ordinary Shares increasing to 11,500,000. In December 2025, the Company, through a share capitalization, issued the Sponsor an additional 2,300,000 Founder Shares, for which the Sponsor now holds 13,800,000 Founder Shares in the aggregate. All share and per share data has been retrospectively presented. As used herein, unless the context otherwise requires, “Founder Shares” shall be deemed to include the Public Shares issuable upon conversion thereof. The Founder Shares are identical to the Public Shares included in the Units being sold in the Initial Public Offering except that the Founder Shares automatically convert into Public Shares at the time of the initial Business Combination (with such conversion taking place immediately prior to, simultaneously with, or immediately following the time of the initial Business Combination, as may be determined by the directors of the Company) or earlier at the option of the holder and are subject to certain transfer restrictions, as described in more detail below. The Sponsor will not be entitled to redemption rights with respect to any Founder Shares and any Public Shares held by the Sponsor in connection with the completion of the Initial Business Combination. If the initial Business Combination is not completed within the Combination Period, the Sponsor will not be entitled to rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by it.

F-14

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 5 — Related Party Transactions (cont.)

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of (A) six months after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination (the date on which the Company consummates a transaction which results in the shareholders having the right to exchange their shares for cash, securities, or other property subject to certain limited exceptions).

Promissory Note — Related Party

On June 4, 2025, the Company and the Sponsor entered into a loan agreement, whereby the Sponsor agreed to loan the Company an aggregate of up to $600,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan is non-interest bearing and payable on the earlier of December 31, 2026, or the date on which the Company consummates the Initial Public Offering. The Company repaid $356,062 at the closing of the Initial Public Offering. Borrowings under the note are no longer available.

Administrative Support Agreement

Commencing on the date of the securities of the Company are first listed, December 17, 2025, the Company agreed to reimburse the managing member of the Sponsor in an amount equal to $30,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the period from June 4, 2025 (inception) through December 31, 2025, the Company incurred and paid $15,000 in fees for these services.

Working Capital Loans

In addition, in order to finance transaction costs in connection with its initial Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes its initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. If the Sponsor makes any Working Capital Loans, up to $1,500,000 of such loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender. The units and their underlying securities would be identical to the Private Placement Units. As of December 31, 2025, the Company had no borrowings under the Working Capital Loans.

Note 6 — Commitments and Contingencies

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

F-15

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 6 — Commitments and Contingencies (cont.)

Registration Rights

The holders of Founder Shares, Private Placement Units (and their underlying securities) and Units that may be issued upon conversion of working capital loans (and their underlying securities), if any, and any Class A Ordinary Shares issuable upon conversion of the Founder Shares and any Class A Ordinary Shares held by the initial shareholders at the completion of the Initial Public Offering or acquired prior to or in connection with the initial Business Combination, will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the registration statement for the Initial Public Offering. These holders will be entitled to make up to three demands and have “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter’s Agreement

The Company granted the underwriter 45-day option from the date of the Initial Public Offering to purchase up to an additional 5,400,000 units to cover over-allotments, if any (the “Over-Allotment Option”). On December 18, 2025, the underwriter elected to fully exercise their Over-Allotment Option to purchase an additional 5,400,000 Units at a price of $10.00 per Unit.

The underwriter was entitled to a cash underwriting discount of $0.15 per Unit, $6,210,000 which was paid to the underwriter upon the closing of the Initial Public Offering. The underwriter paid the Company an aggregate amount of $3,210,000 at the closing of the Initial Public Offering as reimbursement to the Company for certain of its expenses and fees incurred in connection with the Initial Public Offering.

Additionally, the underwriter is entitled to a Deferred Fee of $15,990,000, of which (x) $14,490,000 is placed in the Trust Account located in the United States and released to the underwriter only upon the completion of an initial Business Combination and (y) $1,500,000 which will be payable to the underwriter from funds available outside the Trust Account upon the announcement that the Company has entered into a definitive Business Combination agreement.

Note 7 — Shareholders’ Deficit

Preference Shares

The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2025, there were no preference shares issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue a total of 500,000,000 Class A Ordinary Shares at par value of $0.0001 per share. As of December 31, 2025, there were 500,000 Class A Ordinary Shares issued and outstanding, excluding 41,400,000 shares subject to possible redemption.

Class B Ordinary Shares

The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 per share. As of December 31, 2025, there were 13,800,000 Class B Ordinary Shares issued and outstanding, which included an aggregate of up to 1,800,000 shares subject to forfeiture if the Over-Allotment Option is not exercised by the underwriter in full. As a result of the full exercise of the Over-Allotment Option by the underwriter, the 1,800,000 Founder Shares are no longer subject to forfeiture.

F-16

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 7 — Shareholders’ Deficit (cont.)

Warrants

As of December 31, 2025, there were 41,400,000 Public Warrants and 50,000 Private Placement Warrants outstanding. Each whole warrant entitles the holder thereof to purchase one whole Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as described herein, at any time commencing 30 days after the completion of the initial Business Combination, provided that the Company has an effective registration statement under the Securities Act covering the Class A Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Warrants on a “cashless basis” under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant (i) Public Warrant Agreement, dated December 16, 2025, which the Company entered into with Continental Stock Transfer & Trust Company (“Continental”), as Public Warrant agent and (ii) Private Warrant Agreement, dated December 16, 2025, which the Company entered into with Continental, as Private Placement Warrant agent (together, the “Warrant Agreements”), a warrant holder may exercise its Warrants only for a whole number of Class A Ordinary Shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional Warrants will be issued upon separation of the units and only whole Warrants will trade. The Warrants will expire five years after the completion of the initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company did not register the Public Shares issuable upon exercise of the Warrants at the time of the Initial Public Offering. However, the Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, the Company will use its commercially best efforts to file with the SEC a post-effective amendment to the registration statement or a new registration statement registering, under the Securities Act, the issuance of the Public Shares issuable upon exercise of the Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the applicable warrant agreement. Notwithstanding the above, if the Public Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants for cash when the price per Class A Ordinary Shares equals or exceeds $18.00. Beginning 30 days after completion of the initial Business Combination, the Company may redeem the outstanding Public Warrants for cash:

●	In whole and not in part;

●	At a price of $0.01 per Warrant;

●	Upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”); and

●	if, and only if, the last sale price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders. The Company will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the Class A Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those Class A Ordinary Shares is available throughout such 30 trading day period and the 30-day redemption period.

The Private Placement Warrants contained in the Private Placement Units will be non-redeemable. The Private Placement Warrants may also be exercised for cash or on a “cashless basis.” The Private Warrants will not expire except upon liquidation.

F-17

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 8 — Segment Information

FASB ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers (“CODMs”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODMs have been identified as the Chief Executive Officer and the Chief Financial Officer, who review the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

The CODMs assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODMs reviews several key metrics, which include the following:

December 31, 2025
Cash	$736,204
Marketable securities held in Trust Account	$414,549,783

For the Period from June 7, 2025 (Inception) through December 31, 2025
Operating and formation costs	$167,685
Interest earned on marketable securities and cash held in Trust Account	$549,783

The CODMs review interest earned on cash held in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

F-18

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 8 — Segment Information (cont.)

Operating and formation costs are reviewed and monitored by the CODMs to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Business Combination period. The CODMs also review operating and formation costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Operating and formation costs, as reported on the accompanying statement of operations, are the significant segment expenses provided to the CODMs on a regular basis.

All other segment items included in net income or loss are reported on the accompanying statement of operations and described within their respective disclosures.

Note 9 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

As of December 31, 2025, assets held in the Trust Account were comprised of $676 in cash and $414,429,619 invested in U.S. Treasury Bills.

	Amortized Cost	Unrealized Gain	Fair Value
December 31, 2025
U.S. Treasury Securities (Matures on 4/14/26 and 6/18/26)	$414,549,106	$(119,487)	$414,429,619

F-19

CHURCHILL CAPITAL CORP XI

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 9 — Fair Value Measurements (cont.)

The fair value of the Public Warrants was $2,028,600 or $0.49 per public warrant as of the Initial Public Offering. The fair value of Public Warrants was determined using a Monte Carlo Simulation Model. The Public Warrants have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the Level 3 valuation of the public warrants:

December 18, 2025
Volatility	10%
Risk free rate	3.49%
Stock price	$9.95
Weighted terms (Yrs)	2.85
Market Pricing Adjustment	16.9%

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the accompanying balance sheet date through December 31, 2025, the date that the accompanying financial statement was issued. Based upon this review, other than as set forth below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

On March 17, 2026, the Board appointed each of Paul Lapping and Stephen Murphy as a director of the Board, effective immediately. The Board also appointed each of Messrs. Lapping and Murphy as a member of the Compensation Committee and the Audit Committee and Mr. Lapping as the chairperson of the Audit Committee, replacing William Sherman, who had served as the interim chairperson of the Audit Committee. Mr. Sherman will continue to serve as a member of the Audit Committee. Each of Messrs. Lapping and Murphy will serve as a member of the first class of directors, which term will expire at our first annual general meeting.

On March 17, 2026, the Company entered into a director agreement with each of Mr. Sherman, Mr. Lapping and Mr. Murphy, pursuant to which, in connection with each director’s continuing service as a director of the Company, the Company agreed to pay each director cash compensation of $75,000 per annum, beginning on April 1, 2026.

F-20

CHURCHILL CAPITAL CORP XI

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2026	December 31, 2025
	(unaudited)
Assets:
Current assets
Cash	$1,252,516	$736,204
Prepaid insurance	307,750	307,750
Prepaid expenses	53,832	18,800
Total current assets	1,614,098	1,062,754
Prepaid insurance – long-term	143,120	296,995
Marketable securities and cash held in Trust Account	420,879,831	414,549,783
Total Assets	$422,637,049	$415,909,532

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Accrued expenses	$520,360	$55,667
Accrued offering costs	75,000	75,000
Subscription Agreement liability	137,772,195	—
Deferred underwriting fee payable	1,500,000	—
Total Current Liabilities	139,867,555	130,667
Deferred underwriting fee payable	14,490,000	15,990,000
Total Liabilities	154,357,555	16,120,667

Commitments and Contingencies (Note 6)

Class A Ordinary Shares subject to possible redemption, 41,400,000 shares at redemption value of approximately $10.17 and $10.00 per share at June 30, 2026 and December 31, 2025, respectively	420,879,831	414,000,000

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized; 500,000 shares issued and outstanding, excluding 41,400,000 shares subject to possible redemption at June 30, 2026 and December 31, 2025	50	50
Class B Ordinary Shares, $0.0001 par value; 50,000,000 shares authorized; 13,800,000 shares issued and outstanding at June 30, 2026 and December 31, 2025	1,380	1,380
Additional paid-in capital	—	—
Accumulated deficit	(152,601,767)	(14,212,565)
Total Shareholders’ Deficit	(152,600,337)	(14,211,135)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$422,637,049	$415,909,532

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-21

CHURCHILL CAPITAL CORP XI

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended June 30, 2026	For the Six Months Ended June 30, 2026	For the Period from June 4, 2025 (inception) Through June 30, 2025
General and administrative costs	$693,551	$1,067,224	$22,045
Subscription Agreement expense	39,072,918	39,072,918	—
Loss from operations	(39,766,469)	(40,140,142)	(22,045)

Other income (expense):
Change in fair value of Subscription Agreement liability	(98,699,277)	(98,699,277)	—
Interest earned on marketable securities and cash held in Trust Account	3,785,002	7,330,048	—
Other expense, net	(94,914,275)	(91,369,229)	—
Net loss	$(134,680,744)	$(131,509,371)	$(22,045)

Basic and diluted weighted average shares outstanding, Class A Ordinary Shares	41,900,000	41,900,000	—

Basic and diluted net loss per share, Class A Ordinary Shares	$(2.42)	$(2.36)	$—

Basic and diluted weighted average shares outstanding, Class B Ordinary Shares(2)	13,800,000	13,800,000	12,000,000 (1)

Basic and diluted net loss per share, Class B Ordinary Shares	$(2.42)	$(2.36)	$(0.00)

(1)	The period from June 4, 2025 (Inception) to June 30, 2025 excludes up to 1,800,000 Class B Ordinary Shares subject to forfeiture if the Over-Allotment Option was not exercised in full or in part by the Underwriter (see Note 7).
(2)	In November 2025 and December 2025, the Company issued an aggregate of 25,175,000 Class B Ordinary Shares to the Sponsor by way of a share capitalization, resulting in the total number of outstanding Class B Ordinary Shares increasing to 13,800,000. All share and per share data has been retrospectively presented.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-22

CHURCHILL CAPITAL CORP XI

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — December 31, 2025	500,000	$50	13,800,000	$1,380	$—	$(14,212,565)	$(14,211,135)
Accretion of Class A Ordinary Shares subject to possible redemption to redemption amount	—	—	—	—	—	(3,094,829)	(3,094,829)
Net income	—	—	—	—	—	3,171,373	3,171,373
Balance – March 31, 2026	500,000	50	13,800,000	1,380	$—	(14,136,021)	(14,134,591)
Accretion of Class A Ordinary Shares subject to possible redemption to redemption amount	—	—	—	—	—	(3,785,002)	(3,785,002)
Net loss	—	—	—	—	—	(134,680,744)	(134,680,744)
Balance – June 30, 2026	500,000	$50	13,800,000	$1,380	$—	$(152,601,767)	$(152,600,337)

FOR THE PERIOD FROM JUNE 4, 2025 (INCEPTION) THROUGH JUNE 30, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance — June 4, 2025 (inception)	—	$—	—	$—	$—	$—	$—
Class B Ordinary Shares issued to Sponsor(1)(2)	—	—	13,800,000	1,380	23,620	—	25,000
Net loss	—	—	—	—	—	(22,045)	(22,045)
Balance – June 30, 2025	—	$—	13,800,000	$1,380	$23,620	$(22,045)	$2,954

(1)	Includes up to 1,800,000 Class B Ordinary Shares subject to forfeiture if the Over-Allotment Option was not exercised in full or in part by the Underwriter (see Note 7).
(2)	In November 2025 and December 2025, the Company issued 25,175,000 Class B Ordinary Shares to the Sponsor by way of a share capitalization, resulting in the total number of outstanding Class B Ordinary Shares increasing to 13,800,000. All share and per share data has been retrospectively presented.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-23

CHURCHILL CAPITAL CORP XI

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2026	For the Period from June 4, 2025 (inception) Through June 30, 2025
Cash Flows from Operating Activities:
Net loss	$(131,509,371)	$(22,045)
Adjustments to reconcile net loss to net cash used in operating activities:
Payment of general and administrative costs through promissory note – related party	—	334
Interest earned on marketable securities and cash held in Trust Account	(7,330,048)	—
Subscription agreement expense	39,072,918	—
Change in fair value of subscription agreement liability	98,699,277	—
Changes in operating assets and liabilities:
Prepaid expenses	(35,032)	—
Long-term prepaid insurance	153,875	—
Accrued expenses	464,693	21,711
Net cash used in operating activities	(483,688)	—

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for working capital purposes	1,000,000	—
Net cash provided by investing activities	1,000,000	—

Net Change in Cash	516,312	—
Cash – Beginning of period	736,204	—
Cash – End of period	$1,252,516	$—

Non-cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$—	$37,500
Prepaid services contributed by Sponsor in exchange for the issuance of Class B Ordinary Shares to the Sponsor	$—	$25,000
Prepaid services contributed by Sponsor through promissory note – related party	$—	$2,006

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-24

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Organization and General

Churchill Capital Corp XI (the “Company”) was incorporated as a Cayman Islands exempted company on June 4, 2025. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses(the “Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act,” as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

The Company has a direct wholly owned subsidiary, BLB Merger Sub, Inc. (“Merger Sub”), a Delaware corporation. Merger Sub was formed on May 18, 2026, for the sole purposes of effectuating the Agility Robotics Business Combination (as defined below) (see Note 6).

As of June 30, 2026, the Company had not yet commenced operations. All activity for the period from June 4, 2025 (inception) through June 30, 2026 relates to (i) the Company’s formation and the Initial Public Offering (as defined below), and (ii) subsequent to the Initial Public Offering, identifying a target company for an initial Business Combination and activities in connection with attempting to complete a Business Combination, which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

Sponsor and Initial Public Offering

The Company’s sponsor is Churchill Sponsor XI LLC (the “Sponsor”), an affiliate of M. Klein and Company, LLC. The Registration Statement on Form S-1 for the Initial Public Offering, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2025 (File No. 333-291626), was declared effective on December 16, 2025 (as amended, and together with the registration statement on Form S-1MEF (File No. 333-292183) filed with the SEC on December 16, 2025, which became effective upon filing, the “IPO Registration Statement”). On December 18, 2025, the Company consummated the Initial Public Offering of 41,400,000 units at $10.00 per unit (the “Public Units”), which includes the full exercise of the underwriter’s Over-Allotment Option (as defined in Note 6) in the amount of 5,400,000 units (the “Option Units”) at $10.00 per Option Unit (see Note 3), generating gross proceeds of $414,000,000 (the “Initial Public Offering”). Each Public Unit consists of one Class A Ordinary Share, par value $0.0001 per share, of the Company (the “Class A Ordinary Shares” and with respect to the Class A Ordinary Shares included in the Public Units, the “Public Shares”) and one-tenth of one redeemable warrant (each, a “Public Warrant”). Simultaneously, the Company consummated the sale of 500,000 units (the “Private Placement Units”) (see Note 4), at a price of $10.00 per Private Placement Unit in a private placement to the Sponsor, generating gross proceeds of $5,000,000 (the “Private Placement”). Each Private Placement Unit consists of one Class A Ordinary Share and one-tenth of one redeemable warrant (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”). Each whole warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50, subject to adjustment.

Transaction costs amounted to $19,618,232, consisting of $3,000,000 of cash underwriting fees (net of $3,210,000 underwriter’s reimbursement), $15,990,000 of Deferred Fees (as defined in Note 2), and $628,232 of other offering costs.

The Trust Account

Following the closing of the Initial Public Offering on December 18, 2025, an amount of $414,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering, and a portion of the proceeds of the sale of the Private Placement Units in the Private Placement, was placed in a Trust Account (the “Trust Account”). The proceeds held in the Trust Account are invested only in U.S. government treasury bills with a maturity of one hundred eighty-five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 (the “Investment Company Act”) and that invest only in direct U.S. government obligations and, may at any time be held as cash or cash items, including in demand deposit accounts at a bank. Funds will remain in the Trust Account until the earlier of (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

F-25

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

The Company’s amended and restated memorandum and articles of association (the “Amended and Restated Articles”) provides that, other than the Permitted Withdrawals (as defined below), if any, none of the funds held in the Trust Account will be released until the earlier of (i) the completion of the initial Business Combination; (ii) the redemption of any Public Shares, that have been properly submitted in connection with a shareholder vote to approve an amendment to the Company’s Amended and Restated Articles (A) in a manner that would affect the substance or timing of its obligation to redeem 100% of the Public Shares if it does not complete an initial Business Combination within 24 months from the closing of the Initial Public Offering (or 27 months from the closing of the Initial Public Offering if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of the Initial Public Offering) (the “Combination Period”) or (B) with respect to any other provision relating to the rights of holders of the Public Shares or pre-initial Business Combination activity; and (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an initial Business Combination within the Combination Period. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an initial Business Combination. The initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the Deferred Fees and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an initial Business Combination.

The Company, after signing a definitive agreement for an initial Business Combination, will either (i) seek shareholder approval of the initial Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their shares, regardless of whether they vote for or against the initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (net of amounts withdrawn to fund the working capital requirements, subject to an annual limit of $1,000,000, and to pay taxes (“Permitted Withdrawals”)), (ii) provide shareholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest less Permitted Withdrawals. The decision as to whether the Company will seek shareholder approval of the initial Business Combination or will allow shareholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval, unless a vote is required by law or under Nasdaq rules.

Pursuant to the Company’s Amended and Restated Articles, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned (which interest shall be net of Permitted Withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the holders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Sponsor, officers and directors are not entitled to rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the initial Business Combination within the Combination Period. However, if the Sponsor and management team acquire Public Shares in or after the Initial Public Offering, they are entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the initial Business Combination within the Combination Period. The Class A Ordinary Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

F-26

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

In the event of a liquidation, dissolution or winding up of the Company after an initial Business Combination, the Company’s shareholders are entitled to share ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of shares, if any, having preference over the Ordinary Shares. The Company’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Ordinary Shares, except that the Company will provide its shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the initial Business Combination, subject to the limitations described herein.

Merger Agreement

On June 24, 2026, the Company entered into an Agreement and Plan of Merger and Reorganization (as may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”) with Merger Sub and Agility Robotics, Inc., a Delaware corporation. Pursuant to the Merger Agreement, and on the terms and subject to the satisfaction or waiver of the conditions set forth therein, the parties thereto intend to effect a business combination transaction by which Merger Sub will merge with and into Agility Robotics, Inc., with Agility Robotics, Inc., continuing as the surviving corporation and as a wholly-owned subsidiary of the Company (the “Merger” and, together with the transactions contemplated by the Merger Agreement and the related agreements, the “Agility Robotics Business Combination”).

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, on June 24, 2026, the Company amended and restated that certain letter agreement, dated December 16, 2025, from the Sponsor and each of the persons undersigned thereto to the Company (the “Amended and Restated Sponsor Agreement”). For more details on the Merger Agreement and Amended and Restated Sponsor Agreement, see Note 6.

The foregoing descriptions of each of the Merger Agreement and the Amended and Restated Sponsor Agreement are qualified in their entirety by reference to each of the Merger Agreement and the Amended and Restated Sponsor Agreement filed as Exhibits 2.1 and 10.1, respectively, to this Report.

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine, between the United States, Israel and Iran and other in the Middle East, and Southwest Asia or other armed hostilities. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

Liquidity, Capital Resources and Going Concern

As of June 30, 2026, the Company had $1,252,516 of cash and a working capital deficit of $138,253,457. In order to finance transaction costs in connection with its initial Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes its initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Initially, up to $1,500,000 of such loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender. On August 7, 2026, in connection with the issuance of the August 2026 Note (as defined in Note 10), the board of directors of the Company (the “Board”) approved an additional $1,500,000 of Working Capital Loans (which was in addition to the July 2026 Note (as defined in Note 10)) that may be convertible into units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender. Such units and the underlying securities would be identical to the Private Placement Units. As of June 30, 2026 and December 31, 2025, the Company had no borrowings under the Working Capital Loans.

Additionally, to fund working capital, the Company has Permitted Withdrawals from the Trust Account available up to an annual limit of $1,000,000. These Permitted Withdrawals are limited to only the interest available that has been earned in excess of the initial deposit at the Initial Public Offering. For the three and six months ended June 30, 2026, the Company has withdrawn $1,000,000 from the Trust Account for working capital purposes. As of June 30, 2026, the Company had $0 available for Permitted Withdrawals for the period from December 18, 2025 until December 18, 2026, which is the 1-year anniversary of the Initial Public Offering.

F-27

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements — Going Concern,” as of June 30, 2026, the Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties in order to fund working capital needs. The Company cannot assure that its plans to consummate an initial Business Combination will be successful.

Moreover, the Company will need to obtain additional financing either to complete its Business Combination or because the Company becomes obligated to redeem a significant number of Public Shares upon completion of the Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. Management has determined that the liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities. Management intends to complete a Business Combination within the Combination Period.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K as of and for the period ended December 31, 2025, as filed with the SEC on March 26, 2026. The interim results for the three and six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for any future periods.

Principles of Consolidation

On May 18, 2026, Merger Sub was formed.

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company Status

As an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, as amended, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed consolidated financial statement with another public company which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $1,252,516 and $736,204 as of June 30, 2026 and December 31, 2025, respectively, and did not have any cash equivalents.

F-28

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Marketable Securities Held in Trust Account

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying condensed consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts. At June 30, 2026, $420,735,420 was invested in U.S. Treasury Securities at an amortized cost of $420,879,491 and $340 was held in cash, for a total of $420,879,831 as reflected on the accompanying condensed consolidated balance sheets (see Note 9). At December 31, 2025, $414,429,619 was invested in U.S. Treasury Securities at an amortized cost of $414,549,783 and $676 was held in cash, for a total of $414,549,783 as reflected on the accompanying condensed consolidated balance sheets (see Note 9).

To fund working capital, the Company has Permitted Withdrawals available up to an annual limit of $1,000,000. These Permitted Withdrawals are limited to only the interest available that has been earned in excess of the initial deposit at the Initial Public Offering. For the six months ended June 30, 2026 and for the year ended December 31, 2025, the Company withdrew $1,000,000 and $0, respectively, from the Trust Account for working capital purposes. As of June 30, 2026, the Company had $0 available for Permitted Withdrawals for the period from December 18, 2025 until December 18, 2026, which is the 1-year anniversary of the Initial Public Offering.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Public Units between Class A Ordinary Shares and warrants, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the warrants and then to the Class A Ordinary Shares. Offering costs allocated to the Class A Ordinary Shares subject to possible redemption will be charged to temporary equity, and offering costs allocated to the warrants included in the Public Units and Private Placement Units are charged to shareholders’ deficit as the warrants, after management’s evaluation, are accounted for under equity treatment.

Transaction costs amounted to $19,618,232, consisting of $3,000,000 of cash underwriting fees (net of $3,210,000 underwriter’s reimbursement), $15,990,000 of deferred underwriting fees (the “Deferred Fees”) (see Note 6), and $628,232 of other offering costs.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed consolidated balance sheets, primarily due to their short-term nature.

F-29

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Use of Estimates

The preparation of the accompanying unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying unaudited condensed consolidated financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the accompanying unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Income and losses are shared pro rata to the shares. Net loss per Ordinary Share is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding for the period. Accretion associated with the redeemable Ordinary Shares is excluded from loss per Ordinary Share as the redemption value approximates fair value.

The calculation of diluted loss per Ordinary Share does not consider the effect of the Warrants issued in connection with the (i) Initial Public Offering, (ii) the exercise of the Over-Allotment Option and (iii) Private Placement, since the average price of the Ordinary Shares for the six months ended June 30, 2026 was less than the exercise price and, therefore, the inclusion of such Warrants under the Treasury stock method would be anti-dilutive and the exercise is contingent upon the occurrence of future events. The Warrants are exercisable to purchase 4,190,000 Class A Ordinary Shares in the aggregate. As a result, diluted net loss per Ordinary Share is the same as basic net loss per Ordinary Share for the period presented.

The following table reflects the calculation of basic and diluted net loss per Ordinary Share (in dollars, except per share amounts):

	For the Three Months Ended June 30, 2026		For the Six Months Ended June 30, 2026		For the Period from June 4, 2025 (inception) Through June 30, 2025
Basic and diluted net loss per Ordinary Share	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net loss per Ordinary Share
Numerator:
Allocation of net loss	$(101,312,804)	$(33,367,940)	$(98,927,157)	$(32,582,214)	$—	$(22,045)
Denominator:
Basic and diluted weighted average shares outstanding	41,900,000	13,800,000	41,900,000	13,800,000	—	12,000,000
Basic and diluted net loss per Ordinary Share	$(2.42)	$(2.42)	$(2.36)	$(2.36)	$—	$(0.00)

F-30

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes,” (“ASC Topic 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2026 and December 31, 2025, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Class A Ordinary Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete an initial Business Combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of June 30, 2026 and December 31, 2025, Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed consolidated balance sheets. As of June 30, 2026 and December 31, 2025, the Class A Ordinary Shares subject to possible redemption reflected in the condensed consolidated balance sheets are reconciled in the following table:

Gross proceeds	$414,000,000
Less:
Proceeds allocated to Public Warrants	(2,028,600)
Public Shares issuance costs	(19,514,643)
Plus:
Accretion of carrying value to redemption value	21,543,243
Class A Ordinary Shares subject to possible redemption, December 31, 2025	414,000,000
Plus:
Accretion of carrying value to redemption value	3,094,829
Class A Ordinary Shares subject to possible redemption, March 31, 2026	417,094,829
Plus:
Accretion of carrying value to redemption value	3,785,002
Class A Ordinary Shares subject to possible redemption, June 30, 2026	$420,879,831

F-31

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Warrant Instruments

The Company accounts for the Public and Private Warrants to be issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging.” Accordingly, the Company evaluated and classified the warrant instruments under equity treatment at their assigned value. There are 4,140,000 Public Warrants (as defined in Note 1) and 50,000 Private Warrants (as defined in Note 4) outstanding as of June 30, 2026 and December 31, 2025.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the issuance date and is then re-valued at each reporting date, with changes in the fair value reported in the unaudited condensed consolidated statements of operations. Derivative liabilities are classified in the condensed consolidated balance sheets as current or non-current based on whether net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

The Subscription Agreement (as defined in Note 6) liability meets the criteria for derivative liability classification. As such, the Subscription Agreement liability is recorded at its initial fair value on the date of issuance, and each unaudited condensed consolidated balance sheet date thereafter. Changes in the estimated fair value of the derivative liability are recognized as a non-cash gain or loss on the condensed consolidated statements of operations. The fair value of the Subscription Agreement liability is discussed in Note 9.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 41,400,000 Units at a price of $10.00 per Unit for a total of $414 million, which includes the full exercise of the underwriter’s Over-Allotment Option. Each Unit consists of one Public Share and one-tenth of one warrant. Each Public Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustments (see Note 7).

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 500,000 Private Placement Units for an aggregate purchase price of $5,000,000. Each Private Placement Unit consists of one Class A Ordinary Share and one-tenth of one warrant (each, a “Private Warrant,” together with the Public Warrants, the “Warrants”). Each whole Private Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustments. Each warrant will become exercisable 30 days after the completion of the initial Business Combination and will not expire except upon liquidation. If the initial Business Combination is not completed within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

Note 5 — Related Party Transactions

Founder Shares

On June 4, 2025, the Company issued an aggregate of 8,625,000 Class B ordinary shares, $0.0001 par value (the “Class B Ordinary Shares”), in exchange for a $25,000 payment (approximately $0.003 per share) from the Sponsor to cover certain expenses on behalf of the Company (the “Founder Shares,” including the Public Shares issuable upon conversion thereof). In November 2025, the Company issued 2,875,000 Class B Ordinary Shares to the Sponsor by way of a share capitalization, resulting in the total number of issued and outstanding Class B Ordinary Shares increasing to 11,500,000. In December 2025, the Company, through a share capitalization, issued the Sponsor an additional 2,300,000 Founder Shares, for which the Sponsor now holds 13,800,000 Founder Shares in the aggregate. All share and per share data has been retrospectively presented. As used herein, unless the context otherwise requires, “Founder Shares” shall be deemed to include the Public Shares issuable upon conversion thereof. The Founder Shares are identical to the Public Shares included in the Units being sold in the Initial Public Offering except that the Founder Shares automatically convert into Public Shares at the time of the initial Business Combination (with such conversion taking place immediately prior to, simultaneously with, or immediately following the time of the initial Business Combination , as may be determined by the directors of the Company) or earlier at the option of the holder and are subject to certain transfer restrictions, as described in more detail below. The Sponsor will not be entitled to redemption rights with respect to any Founder Shares and any Public Shares held by the Sponsor in connection with the completion of the initial Business Combination. If the initial Business Combination is not completed within the Combination Period, the Sponsor will not be entitled to rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by it.

F-32

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of (A) six months after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination (the date on which the Company consummates a transaction which results in the shareholders having the right to exchange their shares for cash, securities, or other property subject to certain limited exceptions).

Promissory Note — Related Party

On June 4, 2025, the Company and the Sponsor entered into a loan agreement, whereby the Sponsor agreed to loan the Company an aggregate of up to $600,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note. This loan is non-interest bearing and payable on the earlier of December 31, 2026, or the date on which the Company consummates the Initial Public Offering. The Company repaid the entire outstanding balance of $356,062 at the closing of the Initial Public Offering. Borrowings under the note are no longer available.

Administrative Support Agreement

Commencing on the date of the securities of the Company are first listed, December 17, 2025, the Company agreed to reimburse the managing member of the Sponsor in an amount equal to $30,000 per month for office space, utilities and secretarial and administrative support pursuant to the Administrative Support Agreement. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and six months ended June 30, 2026, the Company incurred and paid $90,000 and $180,000 in fees for these services, respectively. For the period from June 4, 2025 (inception) through June 30, 2025, no fees were incurred for these services.

Director Agreement

On March 17, 2026, the Company entered into a director agreement with each of its independent directors, pursuant to which, in connection with each director’s continuing service as a director of the Company, the Company agreed to pay each director cash compensation of $75,000 per annum, beginning on April 1, 2026. For the three and six months ended June 30, 2026, $56,250 fees were incurred for these services. For the period from June 4, 2025 (inception) through June 30, 2025, no fees were incurred for these services.

Working Capital Loans

In addition, in order to finance transaction costs in connection with its initial Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes its initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Initially, up to $1,500,000 of such loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender. On August 7, 2026, in connection with the issuance of the August 2026 Note, the Board approved an additional $1,500,000 of Working Capital Loans (which is in addition to the July 2026 Note) that may be convertible into units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender. Such units and their underlying securities would be identical to the Private Placement Units (and underlying securities). As of June 30, 2026 and December 31, 2025, the Company had no borrowings under the Working Capital Loans.

Note 6 — Commitments and Contingencies

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine, between the United States, Israel and Iran and others in the Middle East, and Southwest Asia or other armed hostilities. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

Registration Rights

The holders of Founder Shares, Private Placement Units (and their underlying securities) and Units that may be issued upon conversion of working capital loans (and their underlying securities), if any, and any Class A Ordinary Shares issuable upon conversion of the Founder Shares and any Class A Ordinary Shares held by the initial shareholders at the completion of the Initial Public Offering or acquired prior to or in connection with the initial Business Combination, will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the registration statement for the Initial Public Offering. These holders will be entitled to make up to three demands and have “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

F-33

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

Underwriter’s Agreement

The Company granted the underwriter 45-day option from the date of the Initial Public Offering to purchase up to an additional 5,400,000 units to cover over-allotments, if any (the “Over-Allotment Option”). On December 18, 2025, the underwriter elected to fully exercise their Over-Allotment Option to purchase an additional 5,400,000 Units at a price of $10.00 per Unit.

The underwriter was entitled to a cash underwriting discount of $0.15 per Unit, $6,210,000 which was paid to the underwriter upon the closing of the Initial Public Offering. The underwriter paid the Company an aggregate amount of $3,210,000 at the closing of the Initial Public Offering as reimbursement to the Company for certain of its expenses and fees incurred in connection with the Initial Public Offering.

Additionally, the underwriter is entitled to a Deferred Fee of $15,990,000, of which (x) $14,490,000 was placed in the Trust Account located in the United States and released to the underwriter only upon the completion of an initial Business Combination and (y) $1,500,000 which will be payable to the underwriter from funds available outside the Trust Account upon the announcement that the Company has entered into a definitive Business Combination agreement.

Legal Fees

On March 25, 2026, the Company entered into an agreement for legal services. All fees related to the agreement are contingent upon the completion of a Business Combination. Upon the completion of the Business Combination, in addition to payment of incurred fees, the Company will pay a premium ranging from 50% to 100% of the fees incurred, with the percentage paid to be determined at the discretion of the Company. As of June 30, 2026, the Company has incurred $2,489,000 of fees in connection with the agreement. These fees are not reflected in the condensed consolidated financial statements and will be recorded when the Business Combination is considered probable.

Merger Agreement

On June 24, 2026, the Company entered into the Merger Agreement with Merger Sub and Agility Robotics, Inc. Pursuant to the Merger Agreement, and on the terms and subject to the satisfaction or waiver of the conditions set forth therein, the parties thereto intend to effect the Merger.

The value of the aggregate consideration to be paid to the stockholders, holders of options and holders of other convertible securities of Agility Robotics, Inc. at the Closing will be based on a pre-money equity value of Agility Robotics, Inc. of $2,500,000,000 (the “Equity Value”). The Equity Value will be used to calculate the Exchange Ratio (as defined below). Each outstanding share of capital stock of Agility Robotics, Inc., subject to certain exceptions set forth in the Merger Agreement, will be cancelled and converted into the right to receive consideration as a result of the Merger in the form of shares of common stock of the Company after domestication based on the Exchange Ratio, which entitles the holder to one vote per share in matters submitted to the stockholders of the Company after domestication for approval. The “Exchange Ratio” will be equal to (i) the Per Share Equity Value divided by (ii) the amount to be paid from the Company’s trust account for each Cayman Class A Share tendered for redemption, where the “Per Share Equity Value” is the quotient obtained by dividing the (x) sum of (A) the Equity Value plus (B) the aggregate exercise price of all outstanding options to purchase shares of Agility Robotics, Inc. (“Agility Options”) (whether vested or unvested) by (y) the sum of (A) the aggregate number of shares of common stock of Agility Robotics, Inc. (“Agility Common Stock”) outstanding as of immediately prior to the Merger (after giving effect to the conversions of each share of preferred stock, simple agreements for future equity (SAFEs) and all equity securities of Agility Robotics, Inc. issued or issuable in connection with a Permitted Bridge Financing (as defined in the Merger Agreement) into shares of Agility Common Stock, in accordance with their terms, prior to the Closing), (B) to the extent not already included in clause (A), the aggregate number of shares of Company Common Stock issuable in respect of all Agility Options, all issued and outstanding warrants to purchase or otherwise acquire Agility Common Stock, or other convertible securities convertible into or exchangeable for capital stock of Agility Robotics, Inc. (in each case, whether vested or unvested) prior to the Merger and (C) to the extent not already included in clause (A) or (B), the aggregate number of shares of Agility Common Stock issuable upon the conversion, exercise, exchange or settlement of all securities issued in connection with any Permitted Bridge Financing, in each case, to the extent outstanding as of immediately prior to the Merger.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, certain stockholders of Agility Robotics, Inc. entered into Voting and Support Agreements (each, a “Voting and Support Agreement”), in their capacity as such, with the Company. Under the terms of the Voting and Support Agreements, such stockholders of Agility Robotics, Inc. have agreed, among other things, to deliver written consents to adopt the Merger Agreement and approve the Agility Robotics Business Combination, and to vote or consent in opposition to alternative transactions and other matters that could reasonably be expected to materially delay or impair the ability of Agility Robotics, Inc. to consummate the Agility Robotics Business Combination. The stockholders of Agility Robotics, Inc. party to the Voting and Support Agreements hold sufficient shares of stock of Agility Robotics, Inc. to effect the Company Stockholder Approval (as defined in the Merger Agreement). In addition, each Agility Robotics, Inc. stockholder party to a Voting and Support Agreement has agreed to refrain from exercising any dissenters’ rights under applicable law. The Voting and Support Agreements also contain certain restrictions on the transfer of the shares of stock of Agility Robotics, Inc. held by such stockholders prior to the Closing, subject to certain exceptions.

F-34

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

Amended and Restated Registration Rights Agreement

Effective upon the Closing, that certain Registration Rights Agreement of the Company, dated December 16, 2025, will be amended and restated, and the Company, Sponsor and certain persons and entities receiving shares of common stock of the Company after domestication in connection with the Merger (the “New Holders” and, together with Sponsor, the “Reg Rights Holders”) will be parties to an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Company after domestication will agree to use reasonable best efforts to (i) file with the Securities and Exchange Commission (the “SEC”) (at the Company’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders within 30 calendar days after the Closing (the “Resale Registration Statement”) and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof, but in no event later than the 105th calendar day (or 165th calendar day if the SEC notifies the Company that it will “review” the Resale Registration Statement) after the date of Closing. In certain circumstances, the Reg Rights Holders may demand in the aggregate up to three underwritten offerings and will be entitled to customary piggyback registration rights.

Pursuant to the A&R Registration Rights Agreement, the New Holders have agreed not to transfer their respective shares until the earlier of (a) 180 days following the date of Closing and (b) the date on which the dollar volume-weighted average price (“VWAP”) of one shares of common stock of the Company after domestication on the principal securities exchange or securities market on which the shares of common stock of the Company after domestication are then traded equals or exceeds $12.00 per share during any 15 trading days within the 180-day period following the date of Closing. Similar transfer restrictions will apply to the shares of common stock of the Company after domestication issued to former securityholders of Agility Robotics, Inc. in connection with the Merger pursuant to the Bylaws of the Company after domestication in effect following the Domestication and the Closing.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, on June 24, 2026, the Company amended and restated that certain letter agreement, dated December 16, 2025, from the Sponsor and each of the persons undersigned thereto (the “Insiders”) to the Company (the “Amended and Restated Sponsor Agreement”), pursuant to which each of the Sponsor and the Insiders agreed, among other things, (i) to vote or consent (or cause to be voted or consented) any of such Insider’s shares of the Company’s capital stock (a) in favor of the adoption and approval of the Merger Agreement and approval of the Agility Robotics Business Combination and all other SPAC Stockholder Matters (as defined in the Amended and Restated Sponsor Agreement) (and any actions required in furtherance thereof), (b) if applicable, in favor of waiving any and all anti-dilution rights the Sponsor may hold pursuant to the governance documents of the Company, (c) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of the Company contained in the Merger Agreement, (d) in favor of any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) (1) there are not sufficient votes to approve and adopt any of the matters described in clause (a) above on the dates on which such meetings are held or proposed to be held or (2) the Minimum Cash Condition has not been satisfied, and (e) against the following actions or proposals: (1) any Business Combination Proposal (as defined in the Merger Agreement) or any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement and (2) (A) any change in the dividend policy or present capitalization of the Company or any amendment of the governance documents of the Company, except (x) as contemplated by clause (a) above or (y) to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in the Company’s corporate structure or business (other than as may be proposed pursuant to an extension proxy), (C) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any representation, warranty, covenant, obligation or agreement of the Sponsor or any Insider under the Amended and Restated Sponsor Agreement, or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Agility Robotics Business Combination (excluding, for the avoidance of doubt, any action taken in connection with any valid action taken by the Company to terminate the Merger Agreement in accordance with the terms thereof), (ii) not to redeem, elect to redeem or tender or submit any Class B Ordinary Shares, Class A Ordinary Shares or common stock of the Company after domestication owned by it, him or her for redemption in connection with any of the stockholder approvals or proposals described in clause (i) above, or in connection with any vote to amend the governance documents of the Company, and (iii) to vote in favor of the appointment or election of the individual(s) nominated for election in the Registration Statement in accordance with Section 8.09 of the Merger Agreement to the board of directors of the Company.

Subscription Agreements

In connection with the execution of the Merger Agreement, on June 24, 2026, the Company entered into certain common stock subscription agreements (the “Subscription Agreements”) with certain investment funds (the “PIPE Investors”) pursuant to which, the Company has agreed to issue and sell to the PIPE Investors 20,102,500 shares of common stock of the Company after domestication, par value $0.0001 (the “PIPE Shares”), in reliance on an exemption from registration under Section 4(a)(2) under the Securities Act, at a purchase price of $10.00 per share for an aggregate commitment of $201,025,000 (the “PIPE Investment”). The closing of the PIPE Investment is conditioned on all conditions set forth in the Merger Agreement having been satisfied or waived and other customary closing conditions, and the PIPE Investment will be consummated immediately prior to the Closing. The Subscription Agreements will terminate upon the earlier to occur of (i) the termination of the Merger Agreement, (ii) the mutual written agreement of the parties thereto and (iii) January 31, 2027 unless the Merger Agreement is otherwise extended, at the option of the subscriber. The Subscription Agreements provide for, under certain circumstances, customary indemnities between the Company and the PIPE Investors. As of June 30, 2026, the Company recorded a liability in connection with the Subscription Agreements of $137,772,195 on the accompanying condensed consolidated balance sheet. Additionally, as of June 30, 2026 the Company has recorded a subscription agreement expense of $39,072,918 and change in fair value of subscription agreement liability of $98,699,277 within the accompanying condensed consolidated statements of operations.

F-35

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

PIPE Engagement Letters

On May 26, 2026, the Company engaged Citigroup Global Markets Inc. (“Citi”) to serve as the lead placement agent for the PIPE Investment (the “Citi PIPE Engagement Letter”). On May 29, 2026, the Company engaged BTIG, LLC (“BTIG”) to serve as a co-placement agent in connection with the PIPE Investment (the “BTIG PIPE Engagement Letter.” and, together with the Citi PIPE Engagement Letter, the “PIPE Engagement Letters”). The aggregate placement fee payable to Citi and BTIG was set at 4.0% of the gross proceeds of securities sold in any placement. As of June 30, 2026, no fees have been incurred in connection with the PIPE Engagement Letters.

Capital Markets Advisory Agreement

On May 26, 2026, the Company entered into an agreement with Citi to serve as capital markets advisor to the Company (the “Capital Markets Advisory Agreement”). The Company will pay Citi a cash fee of $7,000,000 promptly upon consummation of the Agility Robotics Business Combination. Citi will also be eligible to receive an incentive fee of up to $3,000,000, payable solely at the discretion of the Company. As of June 30, 2026, there are no fees that have been incurred in connection with the Capital Markets Advisory Agreement.

Advisory Agreement

Effective upon the Closing, on June 24, 2026, the Company and M. Klein & Company, through its affiliate, The Klein Group, LLC (the “Advisor”), entered into a certain Advisory Agreement (the “Advisory Agreement”), pursuant to which Advisor will provide financial advisory, strategic consulting, and business development services to the post-Closing Company. The Advisory Agreement has an initial term of two (2) years and may be extended upon mutual agreement of the parties.

The Advisory Agreement provides following the Closing, (i) for payments from the Company after domestication to Advisor of a fixed cash retainer fee of $250,000 per quarter, and (ii) that in the event the Company undertakes (a) any merger, acquisition or other strategic transaction, or (b) any capital-markets financing (including an issuance of equity, debt or convertible securities in U.S. markets), the Company shall negotiate in good faith with Advisor or one of its affiliates regarding the possible retention of the Advisor as a financial advisor for that transaction, in each case with such engagement to be covered by a separate agreement between the post-Closing Company and Advisor, including mutually agreed fees and other terms.

Note 7 — Shareholders’ Deficit

Preference Shares

The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2026 and December 31, 2025, there were no preference shares issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue a total of 500,000,000 Class A Ordinary Shares at par value of $0.0001 per share. As of June 30, 2026 and December 31, 2025, there were 500,000 Class A Ordinary Shares issued and outstanding, excluding 41,400,000 shares subject to possible redemption.

Class B Ordinary Shares

The Company is authorized to issue a total of 50,000,000 Class B Ordinary Shares at par value of $0.0001 per share. As of June 30, 2026 and December 31, 2025, there were 13,800,000 Class B Ordinary Shares issued and outstanding.

F-36

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 7 — Shareholders’ Deficit (cont.)

Warrants

As of June 30, 2026 and December 31, 2025, there were 4,140,000 Public Warrants and 50,000 Private Placement Warrants outstanding. Each whole warrant entitles the holder thereof to purchase one whole Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as described herein, at any time commencing 30 days after the completion of the initial Business Combination, provided that the Company has an effective registration statement under the Securities Act covering the Class A Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Warrants on a “cashless basis” under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the (i) Public Warrant Agreement, dated December 16, 2025, which the Company entered into with Continental Stock Transfer & Trust Company (“Continental”), as Public Warrant agent and (ii) Private Warrant Agreement, dated December 16, 2025, which the Company entered into with Continental, as Private Placement Warrant agent ((i) and (ii) together, the “Warrant Agreements”), a warrant holder may exercise its Warrants only for a whole number of Class A Ordinary Shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional Warrants will be issued upon separation of the units and only whole Warrants will trade. The Public Warrants will expire five years after the completion of the initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, the Company will use its commercially best efforts to file with the SEC a post-effective amendment to the registration statement or a new registration statement registering, under the Securities Act, the issuance of the Public Shares issuable upon exercise of the Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the applicable warrant agreement. Notwithstanding the above, if the Public Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants for cash when the price per Class A Ordinary Shares equals or exceeds $18.00. Beginning 30 days after completion of the initial Business Combination, the Company may redeem the outstanding Public Warrants for cash:

●	In whole and not in part;

●	At a price of $0.01 per Warrant;

●	Upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”); and

●	if, and only if, the last sale price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders. The Company will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the Class A Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those Class A Ordinary Shares is available throughout such 30 trading day period and the 30-day redemption period.

The Private Placement Warrants contained in the Private Placement Units are non-redeemable. The Private Placement Warrants may also be exercised for cash or on a “cashless basis.” The Private Warrants do not expire except upon liquidation.

Note 8 — Segment Information

FASB ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers (“CODMs”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODMs have been identified as the Chief Executive Officer and the Chief Financial Officer, who review the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

F-37

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 8 — Segment Information (cont.)

The CODMs assess performance for the single segment and decide how to allocate resources based on net income or loss that also is reported on the unaudited condensed consolidated statements of operations as net income or loss. The measure of segment assets is reported on the condensed consolidated balance sheets as total assets.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODMs review several key metrics, which include the following:

	June 30, 2026	December 31, 2025
Cash	$1,252,516	$736,204
Marketable securities and cash held in Trust Account	$420,879,831	$414,549,783

	For the Three Months Ended June 30, 2026	For the Six Months Ended June 30, 2026	For the Period from June 4, 2025 (inception) Through June 30, 2025
General and administrative costs	$693,551	$1,067,224	$22,045
Interest earned on marketable securities and cash held in Trust Account	$3,785,002	$7,330,048	$—

The CODMs review interest earned on marketable securities and cash held in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

General and administrative costs are reviewed and monitored by the CODMs to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Business Combination period. The CODMs also review general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the accompanying unaudited condensed consolidated statements of operations, are the significant segment expenses provided to the CODMs on a regular basis.

All other segment items included in net income or loss are reported on the accompanying unaudited condensed consolidated statements of operations and described within their respective disclosures.

Note 9 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

F-38

CHURCHILL CAPITAL CORP XI
NOTES TO UNAUDITED CONDENSED Consolidated FINANCIAL STATEMENTS

Note 9 — Fair Value Measurements (cont.)

As of June 30, 2026, assets held in the Trust Account were comprised of $340 in cash and $420,735,420 invested in U.S. Treasury Bills, whose fair value is considered to be a Level 1 measurement.

	Amortized Cost	Unrealized Loss	Fair Value
June 30, 2026
U.S. Treasury Securities (Mature on 9/17/26)	$420,879,491	$(144,071)	$420,735,420

As of December 31, 2025, assets held in the Trust Account were comprised of $676 in cash and $414,429,619 invested in U.S. Treasury Bills.

	Amortized Cost	Unrealized Loss	Fair Value
December 31, 2025
U.S. Treasury Securities (Mature on 4/14/26 and 6/18/26)	$414,549,106	$(119,487)	$414,429,619

The Subscription Agreement liability was accounted for as a liability in accordance with ASC 815-40 and is presented within current liabilities on the unaudited condensed consolidated balance sheet as of June 30, 2026. The Subscription Agreement liability is measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of Subscription Agreement liability in the unaudited condensed consolidated statements of operations.

The Subscription Agreement liability was valued using a Probability Weighted Expected Return Method (“PWERM”) with an underlying Put Option Pricing Model using a Black Scholes Model (“BSM”) which is considered to be a Level 3 fair value measurement.

The key inputs into the PWERM model for the subscription agreement liability were as follows:

	June 24, 2026	June 30, 2026
Market price of Public Shares	$11.99	$17.45
Term (years)	0.44	0.42
Risk-free rate	3.92%	3.96%
Volatility	2.8%	2.8%
Likelihood of completing a business combination	90%	90%

Subscription Agreement Liability
Fair value as of June 24, 2026	$39,072,918
Change in valuation inputs or other assumptions	98,699,277
Fair value as of June 30, 2026	$137,772,195

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the condensed balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, other than the below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

On July 2, 2026, the Company issued an unsecured promissory note (the “July 2026 Note”) in the aggregate principal amount of up to $1,500,000 to the Sponsor, for the Company’s working capital needs. The July 2026 Note does not bear interest and matures upon the earlier of the closing of an initial business combination by the Company and the Company’s liquidation. Amounts outstanding under the July 2026 Note are convertible, at the option of the Sponsor, into units of the Company (the “Conversion Units”), at a conversion price of $10.00 per Conversion Unit, with each unit consisting of one Class A Ordinary Share and one-tenth of one warrant, with each whole warrant exercisable for one Class A Ordinary Share at $11.50 per share.

On July 7, 2026, the Company paid the Underwriter $1,500,000 of the underwriting fee payable in connection with the Initial Public Offering that was deferred and conditioned upon the announcement by the Company that it has entered into a definitive Business Combination Agreement.

On August 7, 2026, the Company issued an unsecured promissory note (the “August 2026 Note”) in the aggregate principal amount of up to $1,500,000 to the Sponsor, for the Company’s working capital needs. The August 2026 Note does not bear interest and matures upon the earlier of the closing of an initial business combination by the Company and the Company’s liquidation. Amounts outstanding under the August 2026 Note are convertible, at the option of the Sponsor, into Conversion Units, at a conversion price of $10.00 per unit.

F-39

REPORT OF INDEPENDENT Registered PUBLIC ACCOUNTING FIRM

Board of Directors
Agility Robotics, Inc.

Opinion on the financial statements

We have audited the accompanying balance sheets of Agility Robotics, Inc. (a Delaware corporation) (the “Company”) as of December 31, 2025 and 2024, the related statements of operations, temporary equity and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses since its inception and management expects operating losses and negative cash flows to continue for the foreseeable future. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2024.
Pittsburgh, Pennsylvania

July 13, 2026

F-40

Agility Robotics, Inc.

BALANCE SHEETS

December 31,

	2025	2024
ASSETS

Current assets
Cash and cash equivalents	$103,043,146	$34,838,398
Short-term investments	—	7,341,579
Accounts receivable – trade	252,651	761,821
Accounts receivable – related parties	186,004	28,500
Inventories	12,871,418	11,524,038
Prepaid expenses	1,146,279	1,504,900
Other current assets	2,719,044	1,255,520
Total current assets	120,218,542	57,254,756

Property and equipment, net	15,928,109	10,504,885
Operating lease right-of-use assets	5,868,038	6,848,464
Restricted cash, long-term	2,100,000	2,100,000
Other assets	194,648	194,983
Total assets	$144,309,337	$76,903,088

LIABILITIES, TEMPORARY EQUITY, AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable	$4,500,967	$3,194,804
Accrued expenses	7,264,329	2,720,159
Deferred revenue	293,533	978,684
Award liability	4,011,777	985,841
Operating lease obligations, short-term	586,280	903,274
Total current liabilities	16,656,886	8,782,762

Non-current liabilities
Operating lease obligations, long-term	5,714,333	6,300,613
Award liability, net of current portion	34,204,559	2,738,398
Total liabilities	56,575,778	17,821,773

Commitments and contingencies (Note 10)

Temporary equity
Contingently Redeemable Preferred Stock ($.0001 par value. 19,493,031 and 24,119,764 authorized shares as of December 31, 2025 and 2024, respectively)
Series A (1,908,075 shares outstanding as of December 31, 2025 and 2024, total liquidation amount of $7,999,986 as of December 31, 2025 and 2024)	7,999,986	7,999,986
Series A-1 (404,012 shares outstanding as of December 31, 2025 and 2024, total liquidation amount of $513,095 as of December 31, 2025 and 2024)	513,095	513,095
Series A-2 (80,023 shares outstanding as of December 31, 2025 and 2024, total liquidation amount of $197,657 as of December 31, 2025 and 2024)	197,657	197,657
Series A-3 (80,383 shares outstanding as of December 31, 2025 and 2024, total liquidation amount of $110,125 as of December 31, 2025 and 2024)	110,125	110,125

F-41

Agility Robotics, Inc.

BALANCE SHEETS — (Continued)

December 31,

	2025	2024
Series A-4 (2,549,906 and 4,394,523 shares outstanding as of December 31, 2025 and 2024, respectively, total liquidation amount of $11,749,967 and $20,249,962 as of December 31, 2025 and 2024, respectively)	11,749,951	20,249,946
Series B (3,988,083 and 4,816,418 shares outstanding as of December 31, 2025 and 2024, respectively, total liquidation amount of $124,202,624 and $149,999,825 as of December 31, 2025 and 2024, respectively)	124,015,932	149,813,133
Series C-1 (1,385,654 and 1,108,459 shares outstanding as of December 31, 2025 and 2024, respectively, total liquidation amount of $51,072,851 and $40,856,228 as of December 31, 2025 and 2024, respectively)	51,024,672	40,855,914
Series C-2 (376,648 shares outstanding as of December 31, 2025 and 2024, total liquidation amount of $11,106,069 as of December 31, 2025 and 2024)	13,646,073	13,646,073
Series A-4-X (1,844,617 and no shares outstanding as of December 31, 2025 and 2024, respectively total liquidation amount of $16,999,990 and $0 as of December 31, 2025 and 2024, respectively)	8,499,995	—
Series B-X (828,335 and no shares outstanding as of December 31, 2025 and 2024, respectively total liquidation amount of $51,594,403 and $0 as of December 31, 2025 and 2024, respectively)	25,797,201	—
Series C-3 (2,312,199 and no shares outstanding as of December 31, 2025 and 2024, respectively, total liquidation amount of $152,940,865 and $0 as of December 31, 2025 and 2024, respectively)	152,216,359	—
Total temporary equity	395,771,046	233,385,929

Stockholders’ deficit
Common Stock ($.0001 par value. 33,500,000 and 27,200,000 authorized shares as of December 31, 2025 and 2024, respectively, 3,242,776 and 3,065,042 shares outstanding as of December 31, 2025 and 2024, respectively, excluding 257,313 and 212,964 liability classified shares as of December 31, 2025 and 2024, respectively)	324	306
Additional paid-in capital	5,034,673	681,232
Accumulated deficit	(313,072,484)	(174,986,152)
Total stockholders’ deficit	(308,037,487)	(174,304,614)
Total liabilities, temporary equity, and stockholders’ deficit	$144,309,337	$76,903,088

The accompanying notes are an integral part of these financial statements.

F-42

Agility Robotics, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31,

	2025	2024
Net sales – trade	$650,107	$276,393
Net sales – related parties	1,131,860	33,908
Total net sales	1,781,967	310,301
Cost of goods sold	4,473,234	462,555
Gross loss	(2,691,267)	(152,254)
Selling, general and administrative expenses	45,841,052	16,199,517
Research and development expenses	91,643,691	53,367,536
Loss from operations	(140,176,010)	(69,719,307)

Other income (expense)
Interest income	1,953,380	2,034,281
Interest expense	—	(525,398)
Expense incurred on fair value adjustment to Convertible Notes	—	(2,401,242)
Other income, net	136,298	62,047
Total other income (expense)	2,089,678	(830,312)

NET LOSS	$(138,086,332)	$(70,549,619)
Loss per share of Common Stock:
Basic and Diluted	$(40.29)	$(22.03)
Weighted-average shares of Common Stock outstanding:
Basic and Diluted	3,427,670	3,202,265

The accompanying notes are an integral part of these financial statements.

F-43

Agility Robotics, Inc.

STATEMENTS OF TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT

Years ended December 31, 2025 and 2024

	Temporary Equity		Stockholders’ Deficit
	Contingently Redeemable Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2023	11,683,434	$178,883,942	2,927,310	$251	$159,493	$(104,436,533)	$(104,276,789)
Net loss	—	—	—	—	—	(70,549,619)	(70,549,619)
Issuance of Series C-1 Preferred Stock	1,108,459	40,855,914	—	—	—	—	—
Issuance of Series C-2 Preferred Stock (net of issuance costs of $236,595)	376,648	13,646,073	—	—	—	—	—
Options exercised	—	—	—	—	2,544	—	2,544
Repurchase right expiration	—	—	137,732	55	519,195	—	519,250
Balance, December 31, 2024	13,168,541	233,385,929	3,065,042	306	681,232	(174,986,152)	(174,304,614)
Net loss	—	—	—	—	—	(138,086,332)	(138,086,332)
Issuance of Series C-1 Preferred Stock (net of issuance costs of $48,402)	277,195	10,168,758	—	—	—	—	—
Issuance of Series C-3 Preferred Stock issued (net of issuance costs of $724,542)	2,312,199	152,216,359	—	—	—	—	—
Repurchase right expiration	—	—	177,734	18	4,343,801	—	4,343,819
Common Stock warrants vested	—	—	—	—	9,640	—	9,640
Balance, December 31, 2025	15,757,935	$395,771,046	3,242,776	$324	$5,034,673	$(313,072,484)	$(308,037,487)

The accompanying notes are an integral part of these financial statements.

F-44

Agility Robotics, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2025	2024
Cash flow from operating activities
Net loss	$(138,086,332)	$(70,549,619)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	4,281,327	2,657,921
Impairment of property and equipment	2,794,033	—
Loss on sale or disposal of property and equipment	137,072	—
Stock compensation expense	37,964,619	270,594
Common stock warrants vested	9,640	—
Convertible note interest expense converted to contingently redeemable preferred stock	—	525,398
Change in operating lease right of use assets	980,425	633,324
Expense incurred on fair value adjustment to Convertible Notes	—	2,401,242
Changes in assets and liabilities
Accounts receivable – trade	509,170	(714,803)
Accounts receivable – related parties	(157,504)	(28,500)
Inventories	(11,428,893)	(8,944,960)
Prepaid and other current assets	(1,104,903)	(684,356)
Other assets	335	(270,946)
Accounts payable	1,306,163	2,328,519
Accrued expenses	4,544,170	1,242,102
Operating lease liabilities	(903,274)	(501,189)
Deferred revenue	(685,151)	978,684

Net cash used in operating activities	(99,839,103)	(70,656,589)

Cash flows from investing activities
Purchase of property and equipment	(2,545,784)	(3,898,653)
Proceeds from sale of property and equipment	7,500	—
Maturity of short-term treasury bonds	7,341,579	20,086,899

Net cash provided by investing activities	4,803,295	16,188,246

Cash flows from financing activities
Issuance of contingently redeemable preferred stock, net of issuance costs	162,385,117	40,619,319
Options exercised	855,439	533,444

Net cash provided by financing activities	163,240,556	41,152,763

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	68,204,748	(13,315,580)

Cash, cash equivalents, and restricted cash – beginning of year	36,938,398	50,253,978

Cash, cash equivalents, and restricted cash – end of year	$105,143,146	$36,938,398

Supplemental disclosures

Non-cash investing and financing activities
Conversion of convertible debt to equity	$—	$13,882,668
Right-of-use assets from new operating leases	$—	$262,239
Inventories transferred to property and equipment, net	$10,083,435	$—
Repurchase right expiration	$4,343,819	$519,250

The accompanying notes are an integral part of these financial statements.

F-45

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1 — Business and Organization

Agility Robotics, Inc. (the Company) was organized in 2015 under the laws of the State of Delaware as a spinoff of Oregon State University, to commercialize research from the Dynamic Robotics Laboratory on bipedal locomotion. Since inception, the Company has developed several versions of a bipedal robot, referred to as Digit. Historically, Digit has been sold as a unit, deployed under robot deployment arrangements and used for short-term customer acceleration program engagements (historically referred to as proof-of-concept or POC), with strategic partners and prospective long-term customers. These efforts are still largely considered to be research and development, and the Company is currently considered to be a development stage company. The Company is headquartered in Salem, Oregon, previously in Tangent, Oregon, with offices located in Pittsburgh, Pennsylvania and San Jose, California.

Effective June 25, 2025, the Company issued an amendment to the Fifth Amended and Restated Certificate of Incorporation (Fifth Amendment). Under the Fifth Amendment, there are no dividends to be paid to holders of Common Stock until the holders of Contingently Redeemable Preferred Stock receive a cash dividend equal to 8% of the applicable original issue price, as defined by the Fifth Amendment. The total number of shares of all classes of stock the Company is authorized to issue is: (1) 33,500,000 shares of $0.0001 par value Common Stock (Common Stock), (2) 19,493,031 shares of $0.0001 par value Preferred Stock. In addition, there were 6,878,158 and 4,868,158 shares authorized under the Agility Robotics, Inc. 2015 Equity Incentive Plan (Equity Incentive Plan) at December 31, 2025 and 2024, respectively.

Liquidity and Capital Resources

In accordance with U.S. GAAP, the 2024 and 2025 financial statements were prepared under the assumption the Company would continue as a going concern. The going concern basis of presentation assumes from the date the financial statements are issued, the Company will continue in operation, realize its assets and satisfy its liabilities in the normal course of business, for a minimum of one year. The Company is an early-stage growth company in the development stage and expects to continue to incur losses and negative cash flows from operations for the foreseeable future.

Based on the Company’s current operating plan and forecasted cash flows, management determined that existing cash and cash equivalents will not be sufficient to fund operations and satisfy obligations as they become due for at least one year from the date the financial statements are issued. Accordingly, substantial doubt exists regarding the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.

During 2025, the Company completed multiple closings associated with its Series C financing and received aggregate net proceeds of approximately $162,385,117. In addition, from January 1, 2026 through the date the financial statements were issued, the Company received approximately $5,004,410 of additional proceeds associated with subsequent Series C closings. The Company is actively pursuing additional equity financing opportunities and strategic transactions, including a proposed business combination transaction. However, because such plans are not fully within the Company’s control and are not considered probable of being effectively implemented under ASC 205-40, management concluded that these plans do not alleviate the substantial doubt regarding the Company’s ability to continue as a going concern.

The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

F-46

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 2 — Summary of Significant Accounting Policies

Basis of presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Reclassifications

Certain reclassifications have been made to the prior-year amounts for consistency with current-year presentation. These reclassifications, which had no effect on the reported total assets, total liabilities, loss from operations, or net loss, include:

●	The allocation of stock compensation expense within the statements of operations (See Note 5).

●	The reclassification of the obsolete inventory adjustment previously presented separately within the statement of cash flows to the change in inventories line item.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

The Company’s financial condition or operating results may be affected to the extent that there are material differences between estimates and actual results. The Company bases its estimates on past experience and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis. The Company has assessed the impact, and management is not aware of any specific events or circumstances that required an update to the Company’s estimates and assumptions or materially affected the carrying value of the Company’s assets or liabilities as of the date of issuance of this report. These estimates may change as new events occur and additional information is obtained.

Operating Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a company basis. There is no expense or asset information that is supplemental to the information disclosed in these financial statements, which are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on net sales and loss from operations as shown in the statements of operations. The CODM considers net sales and loss from operations in the annual forecasting process and reviews actual results when making decisions about allocating resources. The Company is not organized by market and is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company does not accumulate discrete financial information with respect to separate divisions and does not have separate operating or reportable segments. Since the Company operates in one operating segment, significant segment level expense information provided to the CODM is consistent with the statements of operations, as presented on the accompanying statements of operations. The measure of segment assets is reported on the accompanying balance sheet as total assets.

F-47

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Cash and Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and short-term investments. The Company maintains its cash and cash equivalents at U.S. commercial banks, while its short-term investments consist of U.S. Treasury securities. Cash and cash equivalents deposited with domestic commercial banks generally exceed the Federal Deposit Insurance Corporation insurable limit, though the Company has not experienced any credit losses on its deposits. The U.S. Treasury securities are classified as held-to-maturity, have maturities of less than twelve months, and are accounted for at amortized cost which approximates fair value. The Company has both the intent and ability to hold the securities to maturity.

Restricted Cash

The Company classifies all cash pledged as collateral to secure long-term obligations and all cash whose use is otherwise limited by contractual provisions as restricted cash. Amounts are reported as non-current unless restrictions are expected to be released in the next 12 months. The Company holds $2,100,000 in restricted cash as a Standby Letter of Credit to secure one of the Company’s leasing arrangements. Per the agreement, the funds are not expected to be returned until the end of the lease term in 2033. As such, the funds are classified as restricted cash, long-term.

The following table summarizes the end-of-period cash and cash equivalents from the Company’s balance sheets and the total cash, cash equivalents, and restricted cash as presented on the accompanying statements of cash flows:

	2025	2024
Cash and cash equivalents	$103,043,146	$34,838,398
Restricted cash, long-term	2,100,000	2,100,000
Cash, cash equivalents, and restricted cash shown in the statement of cash flows	$105,143,146	$36,938,398

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (Topic 820) defines fair value, establishes a framework for measuring fair value in U.S. GAAP and specifies disclosures about fair value measurements. Under Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 —	Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.
Level 2 —

Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

Level 3 —	Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

F-48

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company’s short-term financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable. The carrying amounts of these financial instruments approximate their fair value due to their short-term nature. The Company’s award liabilities are measured at fair value on a recurring basis and are classified within Level 3 of the fair value hierarchy, as their measurement relies on significant unobservable inputs. Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value and such changes could result in a significant increase or decrease in the fair value. There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2025 and 2024.

The following table presents the fair values of the Company’s financial assets and liabilities using the above input categories as of December 31, 2025 and 2024:

	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$—	$—	$—	$—	$7,341,579	$—	$—	$7,341,579
Liabilities:
Award liability	$—	$—	$4,011,777	$4,011,777	$—	$—	$985,841	$985,841
Award liability, net of current portion	$—	$—	$34,204,559	$34,204,559	$—	$—	$2,738,398	$2,738,398

Accounts Receivable

Accounts receivable consists of amounts due from customers and are due 30, 45, 60 or 90 days after the issuance of the invoice, depending on negotiated contract terms. The Company does not require collateral for receivables. In accordance with ASC 326-20, the Company calculates expected losses using the aging schedule method, with particular attention paid to accounts outstanding greater than 90 days and also considers historical collection information and existing economic conditions. As of December 31, 2025 and 2024, management has recorded no credit losses from uncollectible accounts receivable as all amounts were deemed to be collectible.

Concentrations of Credit Risk and Significant Customers

For the years ended December 31, 2025 and 2024, there were two customers that accounted for 10% or more of total revenue. The revenues from these customers totaled $1,550,360 and $161,750 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, there were four and two customers, respectively that accounted for 10% or more of total accounts receivable. The concentration in the volume of business transacted with these customers may lead to a material impact on the Company’s results from operations if a total or partial loss of the business relationship were to occur.

Inventories

Material inventories, which consist of robotics equipment, components, and supplies, are valued at the lower of average cost or net realizable value. The Company further allocates freight, direct labor, indirect labor and appropriate overhead costs to the value of its robot model fleet currently in production based on cost allocation drivers such as headcount proration or department.

The Company periodically reviews the value of items in inventories and provides write downs or write-offs based on management’s assessment of market conditions and if inventory is concluded to be excess or obsolete. In many cases upward compatibility exists for components that can be redeployed into the next model.

F-49

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

For the years ended December 31, 2025 and 2024, respectively, the Company expensed $2,326,549 and $2,309,345 of material purchases that management determined were solely to be used for research and development efforts, and therefore were not expected to have recoverable value.

For the years ended December 31, 2025 and 2024, the Company expensed $2,162,684 and $137,191, respectively, for excess and obsolete inventory which primarily relates to legacy versions of the robot recognized within research and development expenses on the statement of operations.

Inventories as of December 31, 2025 and 2024, consisted of the following:

	2025	2024
Finished Goods	$—	$439,553
Work In Process	1,750,076	23,092
Raw Materials	11,121,342	11,061,393
Total inventories	$12,871,418	$11,524,038

Property and Equipment, net

Property and equipment, net, including internal use robots and robot limbs, are carried at cost. Construction in progress primarily consists of completed robots waiting to be put in service. Significant additions and betterments to property and equipment, as well as those made to internal use robots and limbs that result in an increase in life of the asset by one or more years or increase of the value of the asset by more than 20% are capitalized. Expenditures for maintenance, repairs, and renewals that do not result in an increase in the useful life of the asset by one or more years or increase the value of the asset by more than 20% are charged to operations as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are approximately five years, except robots and robot limbs which are approximately three years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the remaining lease periods and renewals that are deemed to be reasonably certain at the date the leasehold improvements are purchased. Depreciation expense is allocated between cost of goods sold, selling, general and administrative expenses, and research and development expenses on the statements of operations based upon the primary use of the related asset. The Company evaluates the recoverability of its long-held assets including property and equipment, and other non-current assets, whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If an impairment exists, a write down is recorded within depreciation expense.

Property and equipment, net as of December 31, 2025 and 2024, consists of the following:

	2025	2024
Leasehold improvements	$4,938,922	$4,490,986
Equipment, robots	14,119,044	5,442,033
Equipment, other	3,462,010	2,881,575
Furniture and fixtures	150,029	123,336
Construction in progress	2,638,962	1,592,170
Other	9,900	9,900
	25,318,867	14,540,000
Less: accumulated depreciation	(9,390,758)	(4,035,115)
Total property and equipment, net	$15,928,109	$10,504,885

For the years ended December 31, 2025 and 2024, depreciation expense was $4,281,327 and $2,657,921, respectively. During the year ended December 31, 2025, the Company sold or disposed of fixed assets, which resulted in a loss of $137,072 included within other income, net in the statement of operations.

During the years ended December 31, 2025 and 2024, the Company recorded $1,330,951 and $0, respectively, of impairment losses related to obsolete fixed assets within selling, general and administrative expenses in the statement of operations.

F-50

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

During the year ended December 31, 2025, management decided to discontinue the implementation of an enterprise resource planning (ERP) system previously accounted for as property and equipment, net on the balance sheet. As a result, $1,463,082 of capitalized costs were recorded as a component of selling, general and administrative expenses in the statement of operations. There were no such impairments recorded during 2024.

Leases

The Company adopted FASB ASC 842, Leases, as of January 1, 2020. At the inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate is the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The incremental borrowing rate is derived from information available at the lease commencement date. To determine the estimated incremental borrowing rate, the Company uses publicly available credit ratings for peer companies. The Company estimates the incremental borrowing rate using yields for maturity that are in line with the duration of the lease payments. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company has elected the practical expedient that allows the Company to combine lease and non-lease components for all leases. Variable lease payments such as utilities and property taxes are calculated based on the pro-rata share associated with the Company’s leased premises and are recognized and expensed as incurred.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company applies the five-step model under ASC 606: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when, or as, performance obligations are satisfied. The Company applies the five-step model only to contracts for which collection of substantially all consideration to which it expects to be entitled is probable.

The Company generates revenue from (i) the sale of humanoid robots and related ancillary hardware to customers for the customer’s own use (ii) customer acceleration program (“CAP”) arrangements, consisting of phased pre-deployment engagements demonstrating feasibility of customer-specific use cases, (iii) robot deployment arrangements and (iv) service, repair, and parts engagements. Any revenue from robot deployment arrangements or through CAP arrangements are presented as deployment and professional services revenue in Note 3.

F-51

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Revenue from robot sales is recognized at a point in time when control of the robot transfers to the customer, generally upon completion of substantive customer acceptance procedures. Certain robot sale arrangements may also include distinct post-delivery obligations, such as training and software support, which are recognized separately as those obligations are satisfied. Training revenue is recognized as the related training services are delivered.

Software support revenue is recognized over the applicable support term. Both training and software support revenue are reported in professional services revenue for all periods presented. The Company’s standard one-year warranty against defects in design, materials, and workmanship is accounted for as an assurance-type warranty under ASC 460. The Company has not incurred any material costs, nor has it accrued any liabilities in its financial statements as a result of these obligations.

Revenue from CAP arrangements is recognized as control of each milestone is transferred to the customer. The Company evaluates whether each milestone is satisfied over time and applies an appropriate measure of progress where over-time recognition is applicable. Because these arrangements are subject to stipulated exit criteria and milestone completion requirements, the Company also considers those acceptance provisions in determining the amount of revenue that can be recognized during the performance period.

Revenue from discrete robot deployment, service, repair, and parts arrangements is recognized at the point in time goods are delivered or services are performed. Revenue from stand-ready support arrangements, where present, is recognized over the related service period.

The transaction price for each contract is determined based on the consideration the Company expects to be entitled to in exchange for transferring promised goods or services. Customers may return purchased items and may be granted discounts, however historically these amounts have been minimal. Contract modifications are accounted for as a separate contract, as a termination of the existing contract and creation of a new contract, or as a continuation of the existing contract, depending on the nature of the remaining goods or services and the pricing of the modification. The Company accounts for Common Stock warrants issued to customers as a reduction of the transaction price (and therefore net sales) upon vesting. For the years ended December 31, 2025 and 2024, the Company recognized $9,640 and $0, respectively, as a reduction of transaction price within net sales.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). Where SSP is not directly observable, the Company estimates SSP using appropriate valuation methods, which may include adjusted market assessment or expected cost plus margin approaches.

The Company does not offer any significant financing. The Company has elected to exclude from the transaction price sales, use, value-added, and similar taxes collected from customers and remitted to governmental authorities. Billings for freight on sales are included in other income shown in Note 3.

The Company recognizes incremental costs of obtaining a contract, if applicable, as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less. The Company currently does not incur any sales commissions to obtain contracts. Costs to fulfill a contract that meet the capitalization criteria of ASC 340-40 are capitalized and amortized over the related period of benefit and are tested for impairment at each reporting date.

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2025 and 2024, was $334,051 and $52,894, respectively.

Research and Development Expense

Costs incurred for the research and development of new robot hardware and software are expensed as incurred. Research and development costs charged or allocated to expense for the years ended December 31, 2025 and 2024, were $91,643,691 and $53,367,536, respectively.

F-52

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The Company does not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. The Company may recognize a tax benefit only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Due to uncertainties in any tax audit outcome, the estimates of the ultimate settlement of the unrecognized tax positions may change and the actual tax benefits may differ significantly from the estimates. The Company would recognize any interest and penalties associated with uncertain tax positions in income tax expense. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which amends disclosure requirements relating to segment reporting, primarily through enhanced disclosure about significant segment expenses and by requiring disclosure of segment information on an annual and interim basis. The Company adopted ASU 2023-7 as of January 1, 2024, with no material impact on its consolidated financial statements. For further information, refer to Operating Segments within Note 2 — Summary of Significant Accounting Policies.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update enhances the transparency and decision-usefulness of income tax disclosures, primarily by requiring the disaggregation of income and tax expense, income taxes paid by jurisdiction, and a qualitative description of significant rate-reconciling items for private entities. The Company adopted this guidance on a prospective basis and included the required disclosures in Note 9: “Income Taxes.” This ASU has no impact on the results of operations, cash flows, or financial condition.

In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), which enhance the comparability of financial statements across entities engaging in acquisition transactions effected primarily by exchanging equity interests when the legal acquiree meets the definition of a business. Specifically, under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments in this Update do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The amendments are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendment should be applied prospectively to any acquisition transaction that occurs after the initial application date. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company early adopted the ASU 2025-03 as of January 1, 2025. The adoption of ASU 2025-03 did not have a material impact on its financial statements as of December 31, 2025.

F-53

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

In May 2025, the FASB issued ASU No. 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer (“ASU 2025-04”). ASU 2025-04 clarified the accounting for share-based payment awards that are granted by an entity as consideration payable to its customer. The update revises the definition of the term “performance condition”, eliminates the forfeiture policy election for service conditions, and clarifies the guidance on constraining estimates of variable consideration associated with share-based consideration payable to a customer. ASU 2025-04 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company early adopted ASU 2025-04 effective for the annual period beginning January 1, 2025, and it did not have a material impact on the accompanying financial statements and disclosures.

Recent Accounting Pronouncements Not Yet Adopted

The FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The ASU is intended to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities and align the requirements in the Codification with the SEC’s regulations. The Company is currently evaluating this update to determine the impact, if any, on the Company’s financial statements as adopting ASU 2023-06 requires the Company to disclose details of the preference in involuntary liquidation.

In November 2024, the FASB issued ASU 2024-03 — “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disclosure of additional expense information on an annual and interim basis, including the amounts of inventory purchases, employee compensation, depreciation and intangible amortization included within each income statement expense caption. This standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard.

In July 2025, the FASB issued ASU 2025-05 — “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which introduces a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The practical expedient permits all entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. This standard is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of this new standard and does not expect a material impact on its financial statements and related disclosures.

NOTE 3 — Revenue

Revenue for the years ended December 31, 2025 and 2024, disaggregated by major source, was as follows:

	2025	2024
Sales by type:
Robot sales	$1,550,360	$—
Deployment and professional services	213,349	244,375
Repair and maintenance	13,754	56,385
Other income	4,504	9,541
Total net sales	$1,781,967	$310,301

	2025	2024
Timing of Revenue Recognition:
Point in Time	$1,568,618	$65,926
Over Time	213,349	244,375
Total net sales	$1,781,967	$310,301

F-54

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Contract assets were not material as of either reporting date. Contract liabilities, which are included in deferred revenue on the balance sheet, consist primarily of customer prepayments and milestone billings received or invoiced in advance of performance, including upfront billings in Robot sale arrangements and billings under arrangements for which work had not yet commenced. Contract liabilities are recognized as revenue as the related performance obligations are satisfied.

The opening and closing balances of accounts receivable and deferred revenue are as follows:

	Accounts Receivable – Trade	Accounts Receivable – Related Parties	Deferred Revenue
Ending Balance as of December 31, 2023	$47,018	$—	$—
Increase, net	714,803	28,500	978,684
Ending Balance as of December 31, 2024	761,821	28,500	978,684
Increase/(decrease), net	(509,170)	157,504	(685,151)
Ending Balance as of December 31, 2025	$252,651	$186,004	$293,533

For the years ended December 31, 2025 and 2024, the Company recognized $941,184 and $0, respectively, that was included within the deferred revenue balance at the beginning of the period. This revenue primarily relates to customer deposits for robots sold during the year.

Remaining Performance Obligations

As of December 31, 2025 and 2024, the Company had remaining performance obligations of approximately $293,533 and $978,684, respectively, representing the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. As of December 31, 2025, these amounts consisted primarily of deferred revenue associated with CAP arrangements. As of December 31, 2024, these amounts consisted primarily of deferred revenue associated with robots delivered and accepted in 2025. The Company expects to recognize substantially all of these remaining performance obligations as revenue within the next twelve months.

The Company has elected the practical expedient in ASC 606-10-50-14 to exclude from this disclosure (i) contracts with an original expected duration of one year or less and (ii) variable consideration allocated to wholly unsatisfied performance obligations.

NOTE 4 — Leases

The Company leases its corporate headquarters and certain other locations in the United States under non-cancellable leases. In November 2023, the Company opened a new 70,000 sq ft manufacturing facility, “RoboFab,” in Salem, Oregon. In 2024, the Company moved all operations from its Tangent, Oregon location to RoboFab. In April 2024, the Company entered into a 3-year lease for a 4,000 sq ft office space in San Jose, California, commencing May 1, 2024. This space is used for demonstrations to potential customers and investors as well as seating for locally based employees.

All of the Company’s leases range in duration from three years to 10 years and, in most instances, provide for renewal options that are included in the initial lease term when the Company is reasonably certain it will exercise such options. The leases provide for increases in lease payments based on the terms of the lease agreement and require the Company to be in compliance with various restrictive covenants related to maintenance of insurance and other issues outlined in each lease agreement. All of the Company’s leases qualify as operating leases. The Company has elected the short-term lease exemption under ASC 842 for all classes of underlying assets. As of the reporting period, the Company did not have any leases qualifying for this exemption, and therefore no short-term lease expense was recognized.

F-55

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

The following table provides quantitative information concerning the Company’s operating leases:

	2025	2024
Operating lease expense	$1,588,311	$1,557,038
Cash paid for operating leases	$1,494,089	$1,407,835

The weighted average remaining lease terms for operating leases is 7.78 years and 8.23 years as of December 31, 2025 and 2024, respectively. The weighted average discount rate for operating leases is 8.89% and 8.59% as of December 31, 2025 and 2024, respectively.

The following is a maturity analysis of annual undiscounted cash flows for operating lease liabilities as of December 31, 2025.

2026	$1,121,840
2027	1,042,452
2028	1,027,760
2029	1,063,728
2030	1,100,954
Thereafter	3,539,516
Total undiscounted cash flows	8,896,250
Less: present value discount	(2,595,637)
Total operating lease obligations	6,300,613
Operating lease obligations, short-term	586,280
Operating lease obligations, long-term	$5,714,333

NOTE 5 — Employee Compensation Plan

Effective in 2015, the Company established the Equity Incentive Plan. Shares of Common Stock issued under the Plan may be either authorized but unissued or shares held in the Company’s treasury. As of December 31, 2025, 6,878,158 shares of stock were authorized to be issued under the Equity Incentive Plan. The exercise price of each stock option is equal to the fair value of the Company’s stock on the date of the grant. The maximum term of the option is 10 years. Generally, all options to purchase the Common Stock issued under the Equity Incentive Plan shall vest twenty-five percent at the end of the first year of full-time employment and at a rate of one thirty-sixth of the remaining amount per month thereafter such that the entire stock option grant vests in its entirety over a period of four years. Options issued under this plan are subject to a Company repurchase right that is triggered upon employee termination, which sets the repurchase price at the date of termination. This repurchase right has a term of one year from the date of the employee’s termination. As a result, the Company determined that employees do not bear the normal risks and rewards of share ownership, and as such, the share-based awards issued to employees are reported as liability-classified awards. As such, the share-based awards issued to employees are remeasured to fair value at each reporting date with changes in fair value being recorded in earnings. In addition, any shares outstanding as a result of exercise of stock options under the plan are subject to the same repurchase provisions and are reported as liabilities and accounted for the same way as the stock options with respect to remeasurement.

The Company has calculated the fair value at each reporting date using the Black-Scholes option-pricing model, which takes into account inputs such as the exercise price, the value of the underlying shares of Common Stock at the grant date, expected term, expected volatility, risk-free interest rate, and dividend yield. The fair value of the options was determined using the methods and assumptions discussed below:

●	The expected term of the options is determined using the “simplified” method, as prescribed in the SEC’s Staff Accounting Bulletin (SAB) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the options due to the Company’s lack of sufficient historical data.

F-56

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

●	The expected volatility is based on the historical volatility of the publicly traded common stock of a peer group of companies.

●	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

●	The expected dividend yield is zero as the Company has not historically paid and does not expect to pay a dividend on its Common Stock for the foreseeable future.

The absence of a public market for the Company’s Common Stock for the years ended December 31, 2025 and 2024, required the Company’s Board of Directors to estimate the fair value of its Common Stock. The Company’s Board of Directors considered a number of objective and subjective factors, including third party valuations of its Common Stock, the valuation of comparable companies, sales of the Company’s Contingently Redeemable Preferred Stock to outside investors in arms-length transactions, the Company’s operating and financial performance, the lack of marketability and general and industry specific economic factors.

The Company estimated the fair value of the Company’s Common Stock using a market approach based on prior sales of the Company’s stock, adjusted the enterprise value for cash and debt, and allocated the resulting equity value to the Company’s Common Stock and other securities using the option pricing method. The resulting fair value of Common Stock was adjusted for lack of marketability and used as an input in the Black-Scholes option-pricing model used to determine the grant-date fair value of stock option awards.

In order to estimate the fair value of the stock options giving consideration to the repurchase right, the Company utilized an approach to calculate an adjusted fair value of each stock option (“Award FV”) that is equal to the fair value of the option without consideration of the repurchase right (“Base Award FV”) minus the probability-weighted fair value of the repurchase right (“Call Option FV”).

For the years ended December 31, 2025 and 2024, the Base Award FV was estimated at the time of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2025	2024
Expected term (in years)	4.53	6.74
Expected volatility	81%	79%
Risk-free rate	3.70%	4.36%
Dividend rate	0%	0%

For the years ended December 31, 2025 and 2024, the Call Option FV was estimated at the time of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2025	2024
Expected term (in years)	1.00	1.00
Expected volatility	83%	80%
Risk-free rate	3.60%	4.24%
Dividend rate	0%	0%

The change in fair value of stock options along with the Common Stock owned as a result of exercise of stock options is recognized as compensation expense based on the change in award liability balance during the period. The Company accounts for forfeitures as they occur, rather than applying an estimated forfeiture rate.

F-57

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

Change in the award liability balance is summarized as follows for the years ended December 31, 2025 and 2024:

	Number of Shares	Account Balance
Balance at December 31, 2023	191,899	$3,441,995
Options exercised	158,797	431,928
Expiration of repurchase right	(137,732)	(519,250)
Change in fair value of liability	—	369,566
Balance at December 31, 2024	212,964	3,724,239
Options exercised	222,083	4,026,365
Expiration of repurchase right	(177,734)	(4,343,819)
Change in fair value of liability	—	34,809,551
Balance at December 31, 2025	257,313	$38,216,336
Less: short-term portion of award liability	(140,945)	(4,011,777)
Long-term award liability	116,368	$34,204,559

The following table summarizes stock compensation expense and its allocation within the accompanying statements of operations:

	Year ended December 31,
	2025	2024
Cost of goods sold	$936,244	$6,673
Selling, general and administrative expenses	15,396,377	109,738
Research and development expenses	21,631,998	154,183
Total stock compensation expense, net of amounts capitalized	37,964,619	270,594
Capitalized stock compensation	15,858	—
Total stock compensation	$37,980,477	$270,594

Stock option activity by share is summarized as follows for the year ended December 31, 2025:

	Number of Shares Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Contractual Term (in Years)	Aggregate Intrinsic Value
Shares underlying outstanding awards at December 31, 2024	2,775,513	$4.49	7.719	$1,691,314
Granted	3,064,524	26.31
Exercised	(222,083)	3.85		1,168,785
Forfeited	(295,136)	8.07
Expired	(263,672)	4.74
Shares underlying outstanding awards at December 31, 2025	5,059,146	17.51	8.766	40,634,071
Exercisable options at December 31, 2025	1,687,147	$9.07	7.401	$26,592,325

The weighted-average grant date fair value of options granted during the years ended December 31, 2025 and 2024, was $17.40 and $2.63, respectively. The total intrinsic value of options exercised during the years ended December 31, 2025 and 2024, was $1,168,785 and $278,965, respectively. The total fair value of options that vested during the years ended December 31, 2025 and 2024, was $8,118,114 and $1,346,511, respectively.

As of December 31, 2025 and 2024, the valuation of Common Stock was $24.44 and $3.77, respectively, per common share based on a 409A valuation performed.

F-58

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 6 — Common Stock Warrants

During the years ended December 31, 2022, and 2021, the Company granted Common Stock warrants to purchase the Company’s Common Stock. The Company calculated the grant date fair value of the warrant in accordance with ASC 718, Compensation — Stock Compensation using the Black-Scholes option-pricing model, which takes into account inputs such as the exercise price, the value of the underlying Common Stock at the grant date, expected term, expected volatility, risk-free interest rate, and dividend yield. The fair value of the warrants was determined using the methods and assumptions discussed below:

●	The expected terms of the Common Stock warrants were determined to be the original contractual term of the individual warrant.

●	The expected volatility is based on the historical volatility of the publicly traded common stock of a peer group of companies.

●	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

●	The expected dividend yield is zero as the Company has not historically paid and does not expect to pay a dividend on its Common Stock for the foreseeable future.

For the years ended December 31, 2025 and 2024, there were warrants outstanding to purchase 3,275,144 shares of Common Stock. Of those warrants, 30,752 and 28,962 were vested as of December 31, 2025 and 2024, respectively. The Common Stock warrants outstanding consist of the following:

●	On October 10, 2022, the Company issued Common Stock warrants to purchase 2,888,182 shares of the Company’s Common Stock at an exercise price of $8.49 per share that vest at a rate of 358 shares per robot purchased and expires on October 10, 2032. The grant date fair value of the warrants was $15,991,864. The fair value of these Common Stock warrants was derived using the Black-Scholes model with the following assumptions: expected volatility of 50%; risk-free interest rate of 3.93%; expected term of 10 years; and no dividend yield. The fair value of this warrant will not be subsequently remeasured in future periods as it meets the conditions for equity classification. The warrant’s vesting is contingent upon the purchase of robots from the Company. As of December 31, 2025, 1,790 warrants were vested associated with the purchase of robots. As of December 31, 2024, the potential customer had not purchased any robots, therefore no warrants had vested. The Company accounts for Common Stock warrants issued to customers in accordance with the applicable guidance in ASC 606, Revenue from Contracts with Customers. Upon vesting, the fair value of the warrants is recognized as a reduction of the transaction price (and therefore net sales). For the year ended December 31, 2025, the Company recorded $9,640 associated with the vested portion of the Common Stock warrant within additional paid-in capital on the Company’s balance sheets with a corresponding reduction to net sales within the statement of operations.

●	On July 15, 2021, the Company issued Common Stock warrants to a potential customer to purchase 358,000 shares at an exercise price of $0.01 per share that vest at a rate of 358 shares per robot purchased and expire on December 31, 2028. The grant date fair value of the warrants was $483,907. The fair value of these Common Stock warrants was derived using the Black-Scholes model with the following assumptions: expected volatility of 50%; risk-free interest rate of 2.50%; expected term of 7.5 years; and no dividend yield. The fair value of this warrant will not be subsequently remeasured in future periods as it meets the conditions for equity classification. As of December 31, 2025 and 2024, the potential customer has not purchased robots from the Company, and thus, no warrants have vested. The Company accounts for Common Stock warrants issued to customers in accordance with the applicable guidance in ASC 606, Revenue from Contracts with Customers. Upon vesting, the fair value of the warrants will be recognized as a reduction of the transaction price (and therefore net sales).

F-59

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

●	On May 12, 2021, the Company entered into a loan and security agreement with Silicon Valley Bank (“SVB”). In conjunction with the loan and security agreement, the Company granted SVB Common Stock warrants to purchase 28,962 shares of the Company’s Common Stock at an exercise price of $1.36 per share. The Common Stock warrant was immediately exercisable and will expire on May 12, 2033. Pursuant to the warrant agreement, the number of shares issuable upon exercise was subject to a contingent downward adjustment to 11,585 shares if the Company consummated a specified financing or other designated transaction (the “Designated Transaction”) within 180 days of the issuance date. As the downward adjustment was contingent upon the occurrence of the Designated Transaction, the warrants did not meet the criteria for equity classification at issuance and were therefore recorded as warrant liabilities at fair value on the grant date. The grant date fair value of the warrants was $26,366. The fair value of the SVB Common Stock warrants on the grant date was derived using the Black-Scholes model with the following assumptions: expected volatility of 50%; risk-free interest rate of 1.69%; expected term of 12 years; and no dividend yield. Upon expiration of the 180-day contingency period, the Designated Transaction had not occurred and the contingent adjustment feature expired. As a result, the SVB Common Stock warrants became exercisable for a fixed number of shares and no longer contained provisions that precluded equity classification. Accordingly, the Company reclassified the warrant liability to additional paid-in capital within stockholders’ equity at the fair value of the SVB Common Stock warrants on the reclassification date. No gain or loss was recognized upon the reclassification. The fair value of the SVB Common Stock warrants will not be subsequently remeasured in future periods as it meets the conditions for equity classification.

NOTE 7 — Convertible Notes Payable

In the year ended December 31, 2023, the Company issued three convertible notes to two investors. All notes were issued with a 6% interest rate and were set to mature on September 8, 2025.

	Issue Date	Principal Amount
Note 1	September 8, 2023	$5,000,000
Note 2	September 8, 2023	445,000
Note 3	November 20, 2023	5,000,000

The Company has elected to record the notes at fair value on the date of issuance, with gains and losses arising from changes in fair value recognized in the statement of operations while those are outstanding. The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis and address simplification and cost-benefit considerations. The notes were historically included in level 3 of the fair value hierarchy. The fair value of the convertible promissory notes was historically determined using a scenario-based analysis that estimated the fair value of the convertible promissory notes based on the probability-weighted present value of expected future investment returns, considering possible outcomes available, including conversions in subsequent equity financings.

Conversion

On November 14, 2024, the Company converted all notes with principal amounts totaling $10,445,000, and accrued interest of $661,134 into Series C-2 Preferred Stock. The notes converted at a price of 80% of the Series C-2 purchase price, resulting in a charge of $2,401,242 to increase the carrying value of the notes, which is recorded in other income (expense) on the statement of operations. The notes were converted into 376,648 shares of Series C-2 Preferred Stock. The total credit to Series C-2 equity is $13,882,668, less issuance costs of $236,595, for a net of $13,646,073.

For the years ended December 31, 2025 and 2024, the interest expense on convertible notes was $0 and $525,398, respectively.

F-60

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 8 — Contingently Redeemable Preferred Stock

Contingently Redeemable Preferred Stock has voting rights with Common Stock, on an as-converted basis, equal to that of Common Stock shareholders. In addition, there are certain preferences made to the holders of preferred shares upon liquidation or dissolution of the Company, as defined and described in the Fifth Amendment. In such an event, holders of Series C-1, C-2, and C-3 Preferred Stock are entitled to receive, and in preference to holders of the other series of Contingently Redeemable Preferred Stock and Common Stock, a per share amount that is equal to the greater of (i) the original issue price plus any declared but unpaid dividends, and (ii) the amount that would have been payable had all shares of Contingently Redeemable Preferred Stock been converted into Common Stock immediately prior to such liquidation or dissolution. After payment of the Series C-1, C-2, and C-3 Preferred Stock liquidation preference, holders of the Series A-4-X and B-X Preferred Stock are entitled to receive, and in preference to holders of Series A, Series A-1, Series A-2, Series A-3, Series A-4, Series B Preferred Stock and Common Stock, a per share amount that is equal to the greater of (i) two times the original issue price plus any declared but unpaid dividends, and (ii) the amount that would have been payable had all shares of Contingently Redeemable Preferred Stock been converted into Common Stock immediately prior to such liquidation or dissolution. The Series A, Series A-1, Series A-2, Series A-3, Series A-4, and Series B Preferred Stock will then be entitled to receive, and in preference to holders of Common Stock, a per share amount that is equal to the greater of (i) the original issue price plus any declared but unpaid dividends, and (ii) the amount that would have been payable had all shares of Contingently Redeemable Preferred Stock been converted into Common Stock immediately prior to such liquidation or dissolution. The remaining assets shall be distributed ratably to the holders of Common Stock.

Holders of Contingently Redeemable Preferred Stock shall have the right to convert, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1, subject to adjustment for any stock split, stock dividend, recapitalization, or the like. Mandatory conversion of the Contingently Redeemable Preferred Stock will occur upon (i) the closing of an underwritten public offering for gross proceeds to the Company of at least $100 million that results in the Company’s shares listed on a national exchange or (ii) the consent of the holders of at least the majority of outstanding shares of (x) Series B Preferred Stock and Series B-X Preferred Stock (y) Series C Preferred Stock and (z) Preferred Stock, voting as a single class on a converted basis.

As the preferred shares are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of the Company, and upon such event, the shares would become redeemable at the option of the holders, they are classified as temporary equity, outside permanent equity. The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash, securities or other assets of the entity in the future. If the events are such that the shares are probable of becoming redeemable, then the Company will adjust the shares to reflect the maximum redemption value at the end of the reporting period.

On November 14, 2024, Agility entered into a Series C Preferred Stock purchase agreement to issue 1,108,459 shares of $0.0001 par value Series C-1 Preferred Stock at a purchase price of $36.8583 per share. Included in the initial Series C closing was the conversion of $11,106,134 convertible promissory notes (including interest) into Series C-2 Preferred Stock at a conversion price of 80% of the Series C-2 purchase price, or $29.4866 per share. In accordance with the stock purchase agreement, dated November 14, 2024, management noted the total value of the convertible debt to be $13,882,668. The value of Series C Funding, including the issued Series C-1 Preferred Stock and converted debt less issuance costs of $236,595, resulted in net proceeds of $54,501,987.

During the year ended December 31, 2025, the total funding received by the Company related to the issuance of Series C-1 Preferred Stock was $10,217,160 less issuance costs of $48,402 resulting in net proceeds of $10,168,758.

Also, in June 2025, certain holders of the Company’s Series A-4 and Series B Preferred Stock executed one-for-one exchanges to receive, in the aggregate, 1,844,617 and 828,335 shares of Series A-4-X and Series B-X Preferred Stock, respectively. The Company received no proceeds relating to the exchanges. The exchanges were executed in order to provide the holders party to the exchange the more favorable liquidation preferences available to the Series A-4-X and Series B-X Preferred Stock, as described above. Further, on June 25, 2025, Agility entered into the Series C-3 Preferred Stock Purchase Agreement (the “C-3 Stock Agreement”) providing for the issuance of 6,047,295 shares of Series C-3

Preferred Stock at $66.1452 per share during the initial and subsequent closing with additional shares authorized for sale up to 120 days after the initial closing. During the year ended December 31, 2025, the total funding received by the Company related to the C-3 Stock Agreement was $152,940,901 less issuance costs of $724,542 resulting in net proceeds of $152,216,359. Proceeds were used for product development, working capital and other general corporate purposes.

F-61

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 9 — Income Taxes

Pre-tax loss consists of the following:

	2025	2024
United States	$(138,086,332)	$(70,548,169)
International	—	—
Loss before income taxes	$(138,086,332)	$(70,548,169)

Income tax expense attributable to operations is comprised of the following:

	2025	2024
Current:
Federal	$—	$—
State	—	1,450
International	—	—
Total current	—	1,450

Deferred:
Federal	—	—
State	—	—
International	—	—
Total deferred	—	—
Income tax expense	$—	$1,450

Rate Reconciliation

The Company adopted ASU 2023-09 ‘Income Taxes (Topic 740): Improvements to Income Tax Disclosures’ on a prospective basis beginning with the year ended December 31, 2025. The following table presents required disclosures pursuant to ASU 2023-09 and reconciles the Company’s U.S. federal statutory tax amount and rate to its actual effective amount and rate for the year ended December 31, 2025:

Federal tax at statutory rate	$(28,998,130)	21%
State income taxes, net of federal benefit(1)	—	0%
Foreign tax effects	—	0%
Tax law changes	—	0%
Effect of cross-border tax laws	—	0%
Tax credits	(3,488,900)	2%
Research and development credits	(3,488,900)
Valuation allowance	24,658,825	(18)%
Nondeductible items	6,083,587	(4)%
Stock options	5,989,806
Other	93,781
Changes in unrecognized tax benefits	1,744,450	(1)%
Other items	168	0%
Total	$—	0%

(1)	Oregon state income taxes comprise greater than 50% of the amount included in the state income taxes, net of federal benefit category.

F-62

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

The following table presents the required disclosures prior to the Company’s adoption of ASU 2023-09 and reconciles the U.S. federal statutory income tax rate to the actual global effective income tax rate for the year ended December 31, 2024:

Federal tax at statutory rate	21.00%
State income taxes	2.98%
Stock based compensation	0.02%
Deferred tax true up	(3.53)%
Tax credits	1.97%
Nondeductible items	(0.88)%
Valuation allowance	(21.57)%
Other items	0.01%
Total	0.00%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the deferred tax assets and liabilities are as follows:

	2025	2024
Deferred tax assets:
Net operating loss	$43,520,319	$19,904,197
General business credits	5,082,842	3,338,392
Capitalized research costs	14,291,658	20,462,527
Stock options	2,053,477	127,368
Lease liability	1,334,697	1,727,662
Accruals and reserves	1,389,078	318,703
Intangibles	36,621	18,236
Fixed assets	295,448	2,678
Other	33	238
Gross deferred tax assets	68,004,173	45,900,001
Valuation allowance	(66,761,111)	(44,257,578)
Total deferred tax assets	1,243,062	1,642,423

Deferred tax liabilities:
Operating lease right-of-use asset	(1,243,062)	(1,642,423)
Deferred commissions	—	—
Total deferred tax liabilities	(1,243,062)	(1,642,423)
Net deferred tax assets	$—	$—

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction by jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company’s management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the year ended December 31, 2025 the Company has provided a valuation allowance against the Company’s U.S. net deferred tax assets. The net change in the valuation allowance for the year ended December 31, 2025 was an increase of $22,503,533.

As of December 31, 2025, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $189,933,365 and $72,959,679, respectively, which will begin to expire in 2035 and 2031 with $189,728,980 of the federal net operating loss carryforward lasting indefinitely.

F-63

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

As of December 31, 2025, the Company had federal and state research credit carryforwards of approximately $10,165,684 and $0, respectively. The federal research credit carryforwards will begin to expire in 2036.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use tax attributes, including net operating losses and general business credits, may be limited as prescribed under Internal Revenue Code Sections 382 and 383 (“IRC Section 382”). Events which may cause limitations in the amount of the tax attributes that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses and general business credits may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. Based on the Company’s historical equity issuances and related transactions, one or more ownership changes may have occurred in prior periods. The Company is currently evaluating historical and ongoing ownership changes and assessing the potential application of IRC Section 382. If the Company has experienced ownership changes, the Company’s tax attributes may be further limited which may result in the expiration of such attributes before utilization. To date the Company has not completed an IRC Section 382 ownership change analysis. As of the reporting date, the Company has not adjusted its deferred tax assets to reflect any potential ownership change limitations. Once the ownership change analysis is complete, the Company intends to adjust its deferred tax assets, if necessary. The Company currently expects that any resulting impact to the financial statements would be immaterial, and does not expect a change to its current determination of providing a valuation allowance against the entirety of its deferred tax assets.

As of December 31, 2025 and 2024, the total amount of gross unrecognized tax benefits was $5,950,290 and $3,338,392, respectively. As of December 31, 2025, $0 of the total unrecognized tax benefits, if recognized, would have an impact on the Company’s effective tax rate. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. For the year ended December 31, 2025, the Company recognized no interest or penalties related to uncertain tax positions in the statement of operations.

The Company files income tax returns in the US federal, various state, and foreign jurisdictions with varying statutes of limitations. The Company is generally no longer subject to tax examinations for years prior to 2022 for federal purposes and 2022 for state purposes, except in certain limited circumstances.

Uncertain Tax Positions

The following table summarizes the activities related to the Company’s gross unrecognized tax benefits:

2025
Balance at beginning of the period	$3,338,392
Increase in balance related to tax positions taken during current year	2,276,796
Decrease in balance as a result of a lapse of the applicable statute of limitations	—
Decrease in balance due to settlement with tax authorities	—
Increase in balance related to tax positions taken during prior years	335,102
Decrease in balance related to tax positions taken during prior years	—
Balance at end of period	$5,950,290

Income taxes paid, net of refunds received for the year ended December 31, 2025, are shown as follows:

2025
Federal	$—
State and local	—
Foreign	—
Income tax, net of amounts refunded	$—

The amount of cash income taxes paid by the Company during the years ended December 31, 2025, and 2024, was $0 and $510, respectively.

F-64

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 10 — Contingencies and Commitments

During the normal course of business, the Company may be involved in legal proceedings and claims related to various business issues. This includes, but is not limited to, potential liabilities arising from indemnification provisions within the Company’s customer agreements. While it is not possible to determine with certainty the ultimate outcome of any claim or proceeding, management believes that there are no claims or proceedings against the Company that will have a material adverse effect on the Company’s financial position.

The Company leases certain of its facilities under operating leases expiring in various years through 2033. Refer to Note 4, Leases for a schedule of future lease payments under non-cancellable leases as of December 31, 2025.

As of December 31, 2025, the Company had a contractual obligation to purchase certain materials. The purchase commitment covered by the agreement is for approximately $400,000 and is for a period of less than one year.

NOTE 11 — Accrued Expenses

Accrued expenses consisted of the following:

	2025	2024
Accrued compensation and benefits	$4,893,580	$1,916,331
Unvouchered accounts payable	1,725,740	384,594
Accrued professional fees	398,531	358,936
Other accrued expenses	246,478	60,298
Total accrued expenses	$7,264,329	$2,720,159

NOTE 12 — Related Party Transactions

On November 14, 2024, three notes held by two shareholders were converted into Series C-2 Preferred Stock. Reference Note 7 for further details.

During the year ended December 31, 2024, an investor made an initial deposit to purchase five robots. The deposit of $367,500 equates to 35% of the total purchase price of $1,050,000. The amounts recorded within deferred revenue on the balance sheet were $0 and $367,500 as of December 31, 2025 and 2024, respectively. Additionally, there were accounts receivable related to this investor of $114,975 and $0 as of December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, the amounts recorded in net sales on the statement of operations were $1,040,360 and $5,408, respectively.

On August 19, 2025, Peggy Johnson, the Company’s Chief Executive Officer, purchased 37,795 shares of Series C-3 Preferred Stock for an aggregate purchase price of $2,499,958 in the Company’s Series C-3 equity financing.

During the years ended December 31, 2025 and 2024, the Company engaged in various transactions with a party as customer, vendor, and investor. The Company disbursed a total of $416,679 and $398,831 during the years ended December 31, 2025 and 2024, respectively for various inventory and other material purchases. In addition, the Company recognized net sales totaling $91,500 and $28,500 on the statement of operations for the years ended December 31, 2025 and 2024, respectively. Of the net sales, $71,029 and $28,500 were outstanding as accounts receivable as of December 31, 2025 and 2024, respectively.

F-65

Agility Robotics, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 13 — Net Loss Per Share

Basic earnings per share of Common Stock is computed by dividing net loss attributable to common shareholders by the weighted-average number of shares of Common Stock outstanding (including award liability shares) during the period. Diluted earnings per share of Common Stock is computed by dividing net loss attributable to common shareholders adjusted for the assumed exchange of all potentially dilutive securities, by the weighted-average number of shares of Common Stock outstanding (including award liability shares) adjusted to give effect to potentially dilutive elements. Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Common Stock:

	Year Ended December 31,
	2025	2024
Numerator – basic and diluted
Net loss	$(138,086,332)	$(70,549,619)
Denominator – basic and diluted
Weighted-average shares of Common Stock outstanding	3,427,670	3,202,265
Loss per share of Common Stock – basic and diluted	$(40.29)	$(22.03)

The Company’s Contingently Redeemable Preferred Stock is entitled to participate in dividends on an as-if-converted to Common Stock basis if dividends are paid on Common Stock. As a result, the Contingently Redeemable Preferred Stock meets the definition of a participating security, which requires the Company to apply the two-class method to compute both basic and diluted net loss per share attributable to common stockholders. The two-class method requires income available to holders of the Company’s Common Stock for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all income for the period had been distributed. In periods where there is a net loss, no allocation of undistributed net loss to the Contingently Redeemable Preferred Stock is performed as the holders of the Contingently Redeemable Preferred Stock are not contractually obligated to participate in the Company’s losses.

The following table presents the potential common shares outstanding excluded from the computation of diluted net loss per share of Common Stock as of the periods presented because including them would be anti-dilutive:

	2025	2024
Contingently Redeemable Preferred Stock	15,757,935	13,168,541
Common Stock warrants	3,275,144	3,275,144
Stock options	5,059,146	2,775,513
Potential common shares excluded from diluted net loss per share	24,092,225	19,219,198

NOTE 14 — Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through July 13, 2026, the date the financial statements were issued.

On February 10, 2026, the Company entered into a lease for office space in Fremont, California commencing on March 1, 2026. The total future lease payments are $27,455,843 over a term of ten years. The agreement requires the Company to hold $5,000,000 in restricted cash as a Standby Letter of Credit to secure the lease.

During February 2026, the Company issued 75,590 shares of Series C-3 Preferred Stock and received total proceeds of $5,004,410.

On March 15, 2026, the Company entered into a non-binding Letter of Intent with Churchill Capital Corp. XI regarding a proposed business combination. The transaction contemplates an ascribed pre-money equity value for the Company of $2,500,000,000 to $3,000,000,000, subject to the negotiation and execution of definitive agreements.

As of March 31, 2026, the Company awarded 937,875 options to purchase shares of Common Stock to employees under the Equity Incentive Plan at an exercise price of $26.31 per share.

In May 2026, the Company entered into an agreement with a customer, also a related party, under which the Company will issue 453 common stock purchase warrants per robot sourced, should the customer source a minimum of 1,000 robots, representing an aggregate commitment of 453,000 warrants. The Company is still evaluating the accounting for this transaction.

In July 2026, the Company entered into Simple Agreements for Future Equity (“SAFE”), a financing instrument that generally provides investors with the right to receive equity securities upon the completion of the proposed business combination described above or certain other specified future events. As of the date the financial statements were available to be issued, the Company had received gross cash proceeds of approximately $87,900,000 under these agreements.

F-66

Agility Robotics, Inc.

UNAUDITED CONDENSED BALANCE SHEETS

	June 30, 2026	December 31, 2025
Assets

Current assets
Cash and cash equivalents	$14,651,873	$103,043,146
Accounts receivable – trade	306,028	252,651
Accounts receivable – related parties	108,902	186,004
Inventories	11,365,405	12,871,418
Prepaid expenses	4,118,090	1,146,279
Other current assets	2,994,956	2,719,044
Total current assets	33,545,254	120,218,542
Property and equipment, net	25,179,717	15,928,109
Operating lease right-of-use assets	16,726,581	5,868,038
Restricted cash, long-term	7,100,000	2,100,000
Other assets	194,077	194,648
Total assets	$82,745,629	$144,309,337

Liabilities, temporary equity, and stockholders’ deficit

Current liabilities
Accounts payable	$4,943,883	$4,500,967
Accrued expenses	10,053,053	7,264,329
Deferred revenue	544,832	293,533
Award liability	—	4,011,777
Operating lease obligations, short-term	588,096	586,280
Total current liabilities	16,129,864	16,656,886

Non-current liabilities
Operating lease obligations, long-term	16,848,624	5,714,333
Award liability, net of current portion	—	34,204,559
Total liabilities	32,978,488	56,575,778

Commitments and contingencies (Note 12)

Temporary equity
Contingently redeemable preferred stock ($.0001 par value. 19,493,031 authorized shares as of June 30, 2026 and December 31, 2025)
Series A (1,908,075 shares outstanding as of June 30, 2026 and December 31, 2025, total liquidation amount of $7,999,986 as of June 30, 2026 and December 31, 2025)	7,999,986	7,999,986
Series A-1 (404,012 shares outstanding as of June 30, 2026 and December 31, 2025, total liquidation amount of $513,095 as of June 30, 2026 and December 31, 2025)	513,095	513,095
Series A-2 (80,023 shares outstanding as of June 30, 2026 and December 31, 2025, total liquidation amount of $197,657 as of June 30, 2026 and December 31, 2025)	197,657	197,657
Series A-3 (80,383 shares outstanding as of June 30, 2026 and December 31, 2025, total liquidation amount of $110,125 as of June 30, 2026 and December 31, 2025)	110,125	110,125
Series A-4 (2,549,906 shares outstanding as of June 30, 2026 and December 31, 2025, total liquidation amount of $11,749,967 as of June 30, 2026 and December 31, 2025)	11,749,951	11,749,951

F-67

Agility Robotics, Inc.

UNAUDITED CONDENSED BALANCE SHEETS — (Continued)

	June 30, 2026	December 31, 2025
Series B (3,988,083 shares outstanding as of June 30, 2026 and December 31, 2025, total liquidation amount of $124,202,624 as of June 30, 2026 and December 31, 2025)	124,015,932	124,015,932
Series C-1 (1,385,654 shares outstanding as of June 30, 2026 and December 31, 2025, total liquidation amount of $51,072,851 as of June 30, 2026 and December 31, 2025)	51,024,672	51,024,672
Series C-2 (376,648 shares outstanding as of June 30, 2026 and December 31, 2025, total liquidation amount of $11,106,069 as of June 30, 2026 and December 31, 2025)	13,646,073	13,646,073
Series A-4-X (1,844,617 shares outstanding as of June 30, 2026 and December 31, 2025, total liquidation amount of $16,999,990 as of June 30, 2026 and December 31, 2025)	8,499,995	8,499,995
Series B-X (828,335 shares outstanding as of June 30, 2026 and December 31, 2025, total liquidation amount of $51,594,403 as of June 30, 2026 and December 31, 2025)	25,797,201	25,797,201
Series C-3 (2,387,864 and 2,312,199 shares outstanding as of June 30, 2026 and December 31, 2025, respectively, total liquidation amount of $157,945,742 and $152,940,865 as of June 30, 2026 and December 31, 2025)	157,221,320	152,216,359
Total temporary equity	400,776,007	395,771,046

Stockholders’ deficit
Common stock ($.0001 par value. 33,500,000 authorized shares as of June 30, 2026 and December 31, 2025, 3,529,543 and 3,242,776 shares outstanding as of June 30, 2026 and December 31, 2025, respectively, excluding 0 and 257,313 liability classified shares as of June 30, 2026 and December 31, 2025, respectively)	353	324
Additional paid-in capital	323,956,472	5,034,673
Accumulated deficit	(674,965,691)	(313,072,484)
Total stockholders’ deficit	(351,008,866)	(308,037,487)
Total liabilities, temporary equity, and stockholders’ deficit	$82,745,629	$144,309,337

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-68

Agility Robotics, Inc.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	Six months ended June 30,
	2026	2025
Net sales – trade	$53,663	$567,866
Net sales – related parties	120,699	57,000
Total net sales	174,362	624,866

Cost of goods sold	3,889,139	1,856,229
Gross loss	(3,714,777)	(1,231,363)

Selling, general and administrative expenses	158,212,115	26,420,522
Research and development expenses	200,752,689	44,965,744
Loss from operations	(362,679,581)	(72,617,629)

Other income (expense)
Interest income	974,508	563,334
Other income (expense), net	(188,134)	241,747
Total other income	786,374	805,081
Net loss	$(361,893,207)	$(71,812,548)

Loss per share of Common Stock:
Basic and diluted	$(102.58)	$(21.16)
Weighted-average shares of Common Stock outstanding:
Basic and diluted	3,527,763	3,393,110

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-69

Agility Robotics, Inc.

UNAUDITED CONDENSED STATEMENTS OF TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT

Six months ended June 30, 2026 and 2025

	Temporary Equity		Stockholders’ Deficit
	Contingently Redeemable Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2025	15,757,935	$395,771,046	3,242,776	$324	$5,034,673	$(313,072,484)	$(308,037,487)
Net loss	—	—	—	—	—	(361,893,207)	(361,893,207)
Issuance of series C-3 preferred stock	75,665	5,004,961	—	—	—	—	—
Repurchase right expiration	—	—	101,486	11	5,407,839	—	5,407,850
Incremental stock compensation expense due to modification	—	—	—	—	49,055,261	—	49,055,261
Reclassification of award liability to equity due to modification	—	—	185,281	18	264,458,699	—	264,458,717
Balance, June 30, 2026	15,833,600	$400,776,007	3,529,543	$353	$323,956,472	$(674,965,691)	$(351,008,866)

	Temporary Equity		Stockholders’ Deficit
	Contingently Redeemable Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2024	13,168,541	$233,385,929	3,065,042	$306	$681,232	$(174,986,152)	$(174,304,614)
Net loss	—	—	—	—	—	(71,812,548)	(71,812,548)
Issuance of series C-1 preferred stock (net of issuance costs of $48,402)	277,195	10,168,548	—	—	—	—	—
Issuance of series C-3 preferred stock (net of issuance costs of $479,817)	338,642	21,919,670	—	—	—	—	—
Repurchase right expiration	—	—	53,601	5	1,309,993	—	1,309,998
Balance, June 30, 2025	13,784,378	$265,474,147	3,118,643	$311	$1,991,225	$(246,798,700)	$(244,807,164)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-70

Agility Robotics, Inc.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

Six months ended June 30,

	2026	2025
Cash flow from operating activities
Net loss	$(361,893,207)	$(71,812,548)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,355,202	1,778,990
Impairment of property and equipment	—	1,463,082
Loss on disposal of property and equipment	234,409	—
Stock compensation expense	280,622,619	28,134,554
Change in operating lease right-of-use assets	830,266	482,494
Changes in assets and liabilities:
Accounts receivable – trade	(53,377)	540,428
Accounts receivable – related parties	77,102	(80,402)
Inventories	(9,018,676)	(8,084,056)
Prepaid and other current assets	(3,421,407)	350
Other assets	571	167
Accounts payable	442,916	503,415
Accrued expenses	2,788,724	1,842,827
Operating lease liabilities	(379,018)	(439,862)
Deferred revenue	251,299	(573,684)
Net cash used in operating activities	(86,162,577)	(46,244,245)

Cash flows from investing activities
Purchase of property and equipment	(2,316,530)	(714,876)
Maturity of short-term treasury bonds	—	7,341,579
Net cash provided by (used in) investing activities	(2,316,530)	6,626,703

Cash flows from financing activities
Issuance of contingently redeemable preferred stock, net of issuance costs	5,004,961	32,088,218
Options exercised	82,873	658,161
Net cash provided by financing activities	5,087,834	32,746,379

Net decrease in cash, cash equivalents, and restricted cash	(83,391,273)	(6,871,163)
Cash, cash equivalents, and restricted cash – beginning of period	105,143,146	36,938,398
Cash, cash equivalents, and restricted cash – end of period	$21,751,873	$30,067,235

Supplemental disclosures
Non-cash investing and financing activities:
Right-of-use assets from new operating leases	$11,515,125	$—
Inventories transferred to property and equipment, net	$10,524,689	$2,718,981
Repurchase right expiration	$5,407,850	$1,309,998
Incremental stock compensation expense due to modification	$49,055,261	$—
Reclassification of award liability to equity due to modification	$264,458,717	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-71

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 — Business and Organization

Agility Robotics, Inc. (the Company) was organized in 2015 under the laws of the State of Delaware as a spinoff of Oregon State University, to commercialize research from the Dynamic Robotics Laboratory on bipedal locomotion. Since inception, the Company has developed several versions of a bipedal robot, referred to as Digit. Historically, Digit has been sold as a unit, deployed under robot deployment arrangements and used for short-term customer acceleration program (CAP) engagements (historically referred to as proof-of-concept or POC), with strategic partners and prospective long-term customers. These efforts are still largely considered to be research and development, and the Company is currently considered to be a development stage company. The Company is headquartered in Salem, Oregon, previously in Tangent, Oregon, with offices located in Pittsburgh, Pennsylvania, San Jose, California, and Fremont, California.

Effective June 30, 2025, the Company issued an amendment to the Fifth Amended and Restated Certificate of Incorporation (Fifth Amendment). Under the Fifth Amendment, there are no dividends to be paid to holders of Common Stock until the holders of Contingently Redeemable Preferred Stock receive a cash dividend equal to 8% of the applicable original issue price, as defined by the Fifth Amendment. The total number of shares of all classes of stock the Company is authorized to issue is: (1) 33,500,000 shares of $0.0001 par value Common Stock (Common Stock), and (2) 19,493,031 shares of $0.0001 par value Preferred Stock. In addition, there were 6,878,158 shares authorized under the Agility Robotics, Inc. 2015 Equity Incentive Plan (Equity Incentive Plan) at June 30, 2026 and December 31, 2025.

Liquidity and Capital Resources

In accordance with U.S. GAAP, the unaudited condensed financial statements were prepared under the assumption the Company would continue as a going concern. The going concern basis of presentation assumes from the date the unaudited condensed financial statements are issued, the Company will continue in operation, realize its assets and satisfy its liabilities in the normal course of business, for a minimum of one year. The Company is an early-stage growth company in the development stage and expects to continue to incur losses and negative cash flows from operations for the foreseeable future.

Based on the Company’s current operating plan and forecasted cash flows, management determined that existing cash and cash equivalents will not be sufficient to fund operations and satisfy obligations as they become due for at least one year from the date the unaudited condensed financial statements are issued. Accordingly, substantial doubt exists regarding the Company’s ability to continue as a going concern within one year after the date the unaudited condensed financial statements are issued.

During 2025, the Company completed multiple closings associated with its Series C financing and received aggregate net proceeds of approximately $162,385,117. In addition, during 2026 through the date the unaudited condensed financial statements were issued, the Company received approximately $5,004,961 of additional proceeds associated with subsequent Series C closings. Furthermore, in July 2026, the Company entered into Simple Agreements for Future Equity (“SAFEs”), financing instruments that generally provide investors with the right to receive equity securities upon the completion of the proposed business combination or certain other specified future events. As of the date the unaudited condensed financial statements were issued, the Company had received gross cash proceeds of approximately $100,000,000 under these agreements. The Company is actively pursuing additional equity financing opportunities and strategic transactions, including a proposed business combination transaction. However, because such plans are not fully within the Company’s control and are not considered probable of being effectively implemented under ASC 205-40, management concluded that these plans do not alleviate the substantial doubt regarding the Company’s ability to continue as a going concern.

The accompanying unaudited condensed financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

F-72

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2 — Summary of Significant Accounting Policies

Basis of Presentation

The unaudited condensed financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items, except for the modification of the Company’s Equity Incentive Plan, which resulted in incremental stock compensation expense and the reclassification of the entire award liability balance to equity, as described in Note 8. The interim unaudited condensed financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year. Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Accordingly, these interim unaudited condensed financial statements should be read in conjunction with the audited financial statements and related notes included as of and for the year ended December 31, 2025.

Estimates

The preparation of unaudited condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenue and expenses during the reporting period.

The Company’s financial condition or operating results may be affected to the extent that there are material differences between estimates and actual results. The Company bases its estimates on past experience and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis. The Company has assessed the impact, and management is not aware of any specific events or circumstances that required an update to the Company’s estimates and assumptions or materially affected the carrying value of the Company’s assets or liabilities as of the date of issuance of this report, except as it relates to the June 30, 2026 modification of the Company’s Equity Incentive Plan discussed in Note 8, which resulted in the remeasurement of the award liability balance and the reclassification from liabilities to equity. These estimates may change as new events occur and additional information is obtained.

Operating Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a company basis. There is no expense or asset information that is supplemental to the information disclosed in these unaudited condensed financial statements, which are regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on net sales and loss from operations as shown in the unaudited condensed statements of operations. The CODM considers net sales and loss from operations in the annual forecasting process and reviews actual results when making decisions about allocating resources. The Company is not organized by market and is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company does not accumulate discrete financial information with respect to separate divisions and does not have separate operating or reportable segments. Since the Company operates in one operating segment, significant segment level expense information provided to the CODM is consistent with the unaudited condensed statements of operations, as presented on the accompanying statements of operations. The measure of segment assets is reported on the accompanying unaudited condensed balance sheets as total assets.

Restricted Cash

The Company classifies all cash pledged as collateral to secure long-term obligations and all cash whose use is otherwise limited by contractual provisions as restricted cash. Amounts are reported as non-current unless restrictions are expected to be released in the next 12 months. The Company holds $7,100,000 in restricted cash as Standby Letters of Credit to secure two of the Company’s leasing arrangements. Per the agreements, the funds are not expected to be returned until the end of the lease terms in 2033 and 2036. As such, the funds are classified as restricted cash, long-term.

F-73

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2 — Summary of Significant Accounting Policies (cont.)

The following table summarizes the end-of-period cash, cash equivalents, and restricted cash from the Company’s unaudited condensed balance sheets and the total cash, cash equivalents, and restricted cash as presented on the accompanying unaudited condensed statements of cash flows:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	$14,651,873	$103,043,146
Restricted cash, long-term	7,100,000	2,100,000
Cash, cash equivalents, and restricted cash shown in the unaudited condensed statement of cash flows	$21,751,873	$105,143,146

Accounts Receivable

Accounts receivable consists of amounts due from customers and are due 30, 45, 60 or 90 days after the issuance of the invoice, depending on negotiated contract terms. The Company does not require collateral for receivables. In accordance with ASC 326-20, the Company calculates expected losses using the aging schedule method, with particular attention paid to accounts outstanding greater than 90 days and also considers historical collection information and existing economic conditions. As of June 30, 2026 and December 31, 2025, management has recorded no credit losses from uncollectible accounts receivable as all amounts were deemed to be collectible.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, and restricted cash. The Company maintains its cash, cash equivalents, and restricted cash at U.S. commercial banks. Cash, cash equivalents and restricted cash deposited with domestic commercial banks generally exceed the Federal Deposit Insurance Corporation insurable limit, though the Company has not experienced any credit losses on its deposits.

As of June 30, 2026 and December 31, 2025, there were five and four customers, respectively, that accounted for 10% or more of total accounts receivable. These customers comprised 26%, 24%, 24%, 12%, and 12% of accounts receivable as of June 30, 2026 and 26%, 23%, 23% and 16% as of December 31, 2025. The concentration in the volume of business transacted with these customers may lead to a material impact on the Company’s results from operations if a total or partial loss of the business relationship were to occur.

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05 — “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which introduces a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The practical expedient permits all entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The Company adopted ASU 2025-05 on a prospective basis as of January 1, 2026 with no material impact to its financial statements.

Recent Accounting Pronouncements Not Yet Adopted

The FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The ASU is intended to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities and align the requirements in the Codification with the SEC’s regulations. The Company is currently evaluating this update to determine the impact, if any, on the Company’s financial statements as adopting ASU 2023-06 requires the Company to disclose details of the preference in involuntary liquidation.

F-74

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2 — Summary of Significant Accounting Policies (cont.)

In November 2024, the FASB issued ASU 2024-03 — “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disclosure of additional expense information on an annual and interim basis, including the amounts of inventory purchases, employee compensation, depreciation and intangible amortization included within each income statement expense caption. This standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard.

NOTE 3 — Revenue

Revenue for the six months ended June 30, 2026 and 2025, disaggregated by major source, was as follows:

	Six months ended June 30,
	2026	2025
Sales by type:
Robot sales	$—	$510,000
Deployment and professional services	171,699	107,954
Repair and maintenance	1,244	5,541
Other income	1,419	1,371
Total net sales	$174,362	$624,866

	Six months ended June 30,
	2026	2025
Timing of Recognition:
Point in Time	$2,663	$516,912
Over Time	171,699	107,954
Total net sales	$174,362	$624,866

Contract assets were not material as of either reporting date. Contract liabilities, which are included in deferred revenue on the unaudited condensed balance sheets, consist primarily of customer prepayments and milestone billings received or invoiced in advance of performance, including upfront billings in Robot sale arrangements, and billings under arrangements for which work had not yet commenced. Contract liabilities are recognized as revenue as the related performance obligations are satisfied.

For the six months ended June 30, 2026 and 2025, the Company recognized $41,700 and $573,684, respectively, that was included within the deferred revenue balance at the beginning of the period. The net sales for the six months ended June 30, 2026 relate to recognition of prepayments for professional services and the net sales for the six months ended June 30, 2025 primarily relate to recognition of customer deposits for robots sold during the period.

Remaining Performance Obligations

As of June 30, 2026 and December 31, 2025, the Company had remaining performance obligations of $544,832 and $293,533, respectively, representing the transaction price allocated to unsatisfied or partially unsatisfied performance obligations. These amounts consisted primarily of deferred revenue associated with CAP arrangements. The Company expects to recognize substantially all these remaining performance obligations as revenue within the next twelve months.

The Company has elected the practical expedient in ASC 606-10-50-14 to exclude from this disclosure (i) contracts with an original expected duration of one year or less and (ii) variable consideration allocated to wholly unsatisfied performance obligations.

F-75

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 4 — Inventories

Inventories as of June 30, 2026 and December 31, 2025, consisted of the following:

	June 30, 2026	December 31, 2025
Finished goods	$—	$—
Work-in-process	2,423,518	1,750,076
Raw materials	8,941,887	11,121,342
Total inventories	$11,365,405	$12,871,418

NOTE 5 — Property and Equipment, net

Property and equipment, net as of June 30, 2026 and December 31, 2025, consists of the following:

	June 30, 2026	December 31, 2025
Leasehold improvements	$4,029,614	$4,938,922
Equipment, robots	25,210,058	14,119,044
Equipment, other	3,931,925	3,462,010
Furniture and fixtures	150,029	150,029
Construction in progress	3,507,357	2,638,962
Other	45,886	9,900
	36,874,869	25,318,867
Less: accumulated depreciation	(11,695,152)	(9,390,758)
Total property and equipment, net	$25,179,717	$15,928,109

For the six months ended June 30, 2026 and 2025, depreciation expense was $3,355,202 and $1,778,990, respectively. During the six months ended June 30, 2026, the Company disposed of fixed assets, which resulted in a loss of $234,409 included within other income (expense), net in the statement of operations. There were no disposals during the six months ended June 30, 2025.

NOTE 6 — Leases

The Company leases space in Salem, Oregon, Pittsburgh, Pennsylvania, San Jose, California, and Fremont, California.

On February 10, 2026, the Company entered into a lease for office space in Fremont, California commencing on March 1, 2026. The total future lease payments are $21,891,970 over a term of ten years and resulted in an increase of $11,344,386 in each of the Company’s operating lease right-of-use assets and operating lease obligations. The Company is required to hold $5,000,000 in restricted cash as a Standby Letter of Credit to secure the leasing arrangement. Additionally, the Company extended an office lease in Pittsburgh, Pennsylvania effective March 1, 2026, which resulted in an increase of $170,739 in each of the Company’s operating lease right-of-use assets and operating lease obligations.

The following table provides quantitative information concerning the Company’s operating leases:

	Six months ended June 30,
	2026	2025
Operating lease expense	$1,474,687	$785,621
Variable lease cost	193,201	143,830
Short-term lease cost	81,996	99,986
Cash paid for operating leases	$1,023,441	$742,988

F-76

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 6 — Leases (cont.)

The weighted average remaining lease terms for operating leases is 8.89 years as of June 30, 2026. The weighted average discount rate for operating leases is 9.56% as of June 30, 2026.

The following is a maturity analysis of annual undiscounted cash flows for operating lease liabilities as of June 30, 2026.

2026 (remaining six months)	$772,932
2027	2,900,398
2028	3,828,636
2029	3,930,616
2030	4,035,834
Thereafter	19,860,691
Total undiscounted cash flows	35,329,107
Less: present value discount	(17,892,387)
Total operating lease obligations	17,436,720
Operating lease obligations, short-term	588,096
Operating lease obligations, long-term	$16,848,624

NOTE 7 — Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (Topic 820) defines fair value, establishes a framework for measuring fair value in U.S. GAAP and specifies disclosures about fair value measurements. Under Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 —	Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2 —	Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

Level 3 —	Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company’s short-term financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable. The carrying amounts of these financial instruments approximate their fair value due to their short-term nature. The Company’s award liabilities are measured at fair value on a recurring basis and are classified within Level 3 of the fair value hierarchy, as their measurement relies on significant unobservable inputs. Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value and such changes could result in a significant increase or decrease in the fair value. There were no transfers between Levels 1, 2 or 3 during the six months ended June 30, 2026 and 2025.

F-77

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 7 — Fair Value Measurements (cont.)

The following table presents the fair values of the Company’s financial assets and liabilities using the above input categories as of June 30, 2026 and December 31, 2025:

	June 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities:
Award liability	$—	$—	$—	$—	$—	$—	$4,011,777	$4,011,777
Award liability, net of current portion	$—	$—	$—	$—	$—	$—	$34,204,559	$34,204,559

NOTE 8 — Employee Compensation Plan

The Company maintains an Equity Incentive Plan. Shares of Common Stock issued under the Plan may be either authorized but unissued or shares held in the Company’s treasury. The exercise price of each stock option is equal to the fair value of the Company’s stock on the date of the grant. The maximum term of the option is 10 years. Generally, all options to purchase the Common Stock issued under the Equity Incentive Plan shall vest twenty-five percent at the end of the first year of full-time employment and at a rate of one thirty-sixth of the remaining amount per month thereafter such that the entire stock option grant vests in its entirety over a period of four years. Options issued under this plan are subject to a Company repurchase right that is triggered upon employee termination, which sets the repurchase price at the date of termination. This repurchase right has a term of one year from the date of the employee’s termination. As a result, the Company determined that employees do not bear the normal risks and rewards of share ownership, and as such, the share-based awards issued to employees are reported as liability-classified awards. As such, the share-based awards issued to employees are remeasured to fair value at each reporting date with changes in fair value being recorded in earnings. In addition, any shares outstanding as a result of exercise of stock options under the plan are subject to the same repurchase provisions and are reported as liabilities and accounted for the same way as the stock options with respect to remeasurement.

The Company has calculated the fair value at each reporting date using the Black-Scholes option-pricing model, which takes into account inputs such as the exercise price, the value of the underlying shares of Common Stock at the grant date, expected term, expected volatility, risk-free interest rate, and dividend yield.

In order to estimate the fair value of the stock options giving consideration to the repurchase right, the Company utilized an approach to calculate an adjusted fair value of each stock option (“Award FV”) that is equal to the fair value of the option without consideration of the repurchase right (“Base Award FV”) minus the probability-weighted fair value of the repurchase right (“Call Option FV”).

For the six months ended June 30, 2026 and 2025, the Base Award FV was estimated at the time of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	June 30, 2026	June 30, 2025
Expected term (in years)	0.87	0.96
Expected volatility	85%	88%
Risk-free rate	3.91%	3.93%
Dividend rate	0%	0%

F-78

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 8 — Employee Compensation Plan (cont.)

For the six months ended June 30, 2026 and 2025, the Call Option FV was estimated at the time of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	June 30, 2026	June 30, 2025
Expected term (in years)	1.00	1.00
Expected volatility	85%	85%
Risk-free rate	4.09%	3.69%
Dividend rate	0%	0%

The change in fair value of stock options along with the Common Stock owned as a result of exercise of stock options is recognized as stock compensation expense based on the change in award liability balance during the period. The Company accounts for forfeitures as they occur, rather than applying an estimated forfeiture rate.

Effective June 30, 2026, the Company amended its Equity Incentive Plan to remove the Company’s repurchase right upon termination of employment. As a result, share-based awards issued to employees, as well as previously issued shares from exercised awards that were subject to the repurchase provisions, no longer met the criteria for liability classification and were reclassified to equity. The modification was accounted for in accordance with ASC 718. Accordingly, the award liability was remeasured at the modification-date using the Black-Scholes option-pricing model. The modification resulted in incremental compensation cost recognized on the modification date of $49,055,261 for the difference between the pre-modification and post-modification award fair value. Finally, the entire award liability balance of $264,458,717 was reclassified to additional paid-in capital and Common Stock.

Change in the award liability balance is summarized as follows for the six months ended June 30, 2026:

	Number of Shares	Account Balance
Balance at December 31, 2025	257,313	$38,216,336
Options exercised	29,454	675,456
Expiration of repurchase right	(101,486)	(5,407,850)
Change in fair value of liability	—	230,974,775
Reclassification to equity due to modification	(185,281)	(264,458,717)
Balance at June 30, 2026	—	$—
Incremental stock compensation expense due to modification	—	$49,055,261

The following table summarizes stock compensation expense and its allocation within the accompanying unaudited condensed statements of operations:

	Six months ended June 30,
	2026	2025
Cost of goods sold	$330,304	$10,863
Selling, general and administrative expenses	132,338,564	10,970,562
Research and development expenses	147,953,751	17,153,129
Total stock compensation expense	$280,622,619	$28,134,554

F-79

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 8 — Employee Compensation Plan (cont.)

Stock option activity for the six months ended June 30, 2026 was as follows:

	Number of Shares Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Contractual Term (in Years)
Shares underlying outstanding awards at December 31, 2025	5,059,146	$17.51	8.77
Granted	908,421	26.31
Exercised	(29,454)	2.96
Forfeited	(293,983)	21.14
Expired	(51,828)	21.14
Shares underlying outstanding awards at June 30, 2026	5,592,302	18.79	8.58
Exercisable options at June 30, 2026	2,199,194	$12.05	7.65

As of June 30, 2026, there was $329,505,092 of unrecognized compensation cost related to unvested stock options granted, which is expected to be recognized over a weighted-average period of 2.64 years.

As of June 30, 2026 and December 31, 2025, the fair value of the Company’s Common Stock was $128.66 and $24.44, respectively, per common share based on 409A valuations performed.

NOTE 9 — Common Stock Warrants

In May 2026, the Company entered into an agreement with a customer, also a related party, under which the Company will issue 453 Common Stock purchase warrants per robot sourced, should the customer source a minimum of 1,000 robots, representing an aggregate commitment of 453,000 warrants. As of the date these unaudited condensed financial statements were issued, the key terms of the warrants, including the exercise price and other conditions, had not yet been finalized. No warrants have been issued, and no amounts have been recognized in the accompanying unaudited condensed financial statements related to this arrangement. The Company will complete its evaluation of the accounting for this arrangement, once the definitive agreement is executed.

NOTE 10 — Contingently Redeemable Preferred Stock

Holders of Contingently Redeemable Preferred Stock shall have the right to convert, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1, subject to adjustment for any stock split, stock dividend, recapitalization, or the like. Mandatory conversion of the Contingently Redeemable Preferred Stock will occur upon (i) the closing of an underwritten public offering for gross proceeds to the Company of at least $100 million that results in the Company’s shares listed on a national exchange or (ii) the consent of the holders of at least the majority of outstanding shares of (x) Series B Preferred Stock and Series B-X Preferred Stock (y) Series C Preferred Stock and (z) Preferred Stock, voting as a single class on a converted basis.

As the Company’s preferred shares are conditionally redeemable upon the occurrence of certain events that are not solely within the control of the Company, and upon such event, the shares would become redeemable at the option of the holders, they are classified as temporary equity, outside permanent equity. The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash, securities or other assets of the entity in the future. If the events are such that the shares are probable of becoming redeemable, then the Company will adjust the shares to reflect the maximum redemption value at the end of the reporting period.

During the six months ended June 30, 2026, the Company issued 75,665 shares of Series C-3 Preferred Stock at $66.1452 per share for gross proceeds of $5,004,961. Proceeds were used for product development, working capital and other general corporate purposes. The issuance was pursuant to the Series C-3 Preferred Stock Purchase Agreement entered into on June 25, 2025. There were no material changes to the rights, preferences, liquidation provisions, conversion provisions, or redemption features of the Company’s Contingently Redeemable Preferred Stock from those disclosed in Note 8 of the Company’s financial statements for the year ended December 31, 2025.

F-80

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 11 — Income Taxes

During the interim period ended June 30, 2026, the Company computed the income tax provision using an estimated effective annual rate based on projected full-year results. The Company updated its forecast to reflect an expected taxable loss for the 2026 calendar year. In accordance with the guidance under FASB ASC Topic 740-270-25-4, the estimated annual effective tax rate reflects the anticipated generation and utilization of operating losses and the related deferred tax impacts, including valuation allowances.

The Company did not record any tax expense for the six months ended June 30, 2026 and 2025.

NOTE 12 — Commitments and Contingencies

During the normal course of business, the Company may be involved in legal proceedings and claims related to various business issues. This includes, but is not limited to, potential liabilities arising from indemnification provisions within the Company’s customer agreements. While it is not possible to determine with certainty the ultimate outcome of any claim or proceeding, management believes that there are no claims or proceedings against the Company that will have a material adverse effect on the Company’s financial position.

The Company leases certain of its facilities under operating leases expiring in various years through 2036. arrangement. Refer to Note 6 for a schedule of future lease payments under non-cancellable leases as of June 30, 2026.

As of June 30, 2026, the Company had a contractual obligation to purchase certain materials. The purchase commitment covered by the agreement is for approximately $376,000 and is for a period of less than one year.

NOTE 13 — Related Party Transactions

As of June 30, 2026 and December 31, 2025, there were accounts receivable related to an investor of $0 and $114,975, respectively.

During the six months ended June 30, 2026 and 2025, the Company engaged in various transactions with a party as customer, vendor, and investor. During the six months ended June 30, 2026 and 2025, the Company disbursed a total of $527,603 and $416,679, respectively, for various inventory and other material purchases. The Company recognized net sales totaling $120,699 and $57,000 on the unaudited condensed statements of operations for the six months ended June 30, 2026 and 2025, respectively. Of the net sales, $108,902 and $71,029 were outstanding as accounts receivable as of June 30, 2026 and December 31, 2025, respectively.

NOTE 14 — Net Loss Per Share

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted net loss per share of Common Stock:

	Six months ended June 30,
	2026	2025
Numerator – basic and diluted
Net loss	$(361,893,207)	$(71,812,548)
Denominator – basic and diluted
Weighted-average shares of Common Stock outstanding	3,527,763	3,393,110
Loss per share of Common Stock – basic and diluted	$(102.58)	$(21.16)

F-81

Agility Robotics, Inc.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 14 — Net Loss Per Share (cont.)

The following table presents the potential common shares outstanding excluded from the computation of diluted net loss per share of Common Stock as of the periods presented because including them would be anti-dilutive:

	As of June 30,
	2026	2025
Contingently Redeemable Preferred Stock	15,833,600	13,784,378
Common Stock warrants	3,275,144	3,275,144
Stock options	5,592,302	2,442,214
Potential common shares excluded from diluted net loss per share	24,701,046	19,501,736

NOTE 15 — Subsequent Events

In preparing these unaudited condensed financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 30, 2026, the date the unaudited condensed financial statements were issued.

In July 2026, the Company entered into Simple Agreements for Future Equity (“SAFEs”), financing instruments that generally provide investors with the right to receive equity securities upon the completion of the proposed business combination or certain other specified future events. As of the date the unaudited condensed financial statements were issued, the Company had received gross cash proceeds of approximately $100,000,000 under these agreements.

Subsequent to June 30, 2026, the Company’s Board of Directors approved an amendment to the Equity Incentive Plan to increase the number of shares of Common Stock authorized for issuance under the plan by 950,000 shares, resulting in an aggregate of 7,828,158 shares authorized for issuance under the Equity Incentive Plan. The increase is intended to provide additional capacity for future equity awards.

F-82

Agility Robotics, Inc.

Primary Offering of

Up to 4,190,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Secondary Offering of

Up to 173,782,925 Shares of Common Stock

Up to 50,000 Shares of Common Stock Issuable Upon Exercise of Private Warrants

Up to 50,000 Private Warrants

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Agility Robotics, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Blue sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provide that no director of Agility Robotics, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation and amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have also entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding all unregistered securities sold by us, or by Legacy Agility as our predecessor and wholly owned subsidiary, during the three years preceding the date of this registration statement. Also included is the consideration received by us or Legacy Agility for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

CCXI/Agility Robotics, Inc. Issuances

In December 2025, CCXI issued and sold an aggregate of 13,800,000 Class B Ordinary Shares to the Sponsor, which shares became the Founder Shares upon the Domestication, for an aggregate purchase price of$25,000, or approximately $0.003 per share. The issuance was made in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D and/or Regulation S.

On June 4, 2025, the Sponsor acquired an aggregate of 8,625,000 Class B Ordinary Shares of CCXI for approximately $0.003 per share. In November 2025, CCXI issued the Sponsor an additional 2,875,000 Class B Ordinary Shares. In December 2025, CCXI, through a share capitalization, issued the Sponsor an additional 2,300,000 Class B Ordinary Shares, resulting in the total number of issued and outstanding Class B Ordinary Shares increasing to 13,800,000. Upon the Domestication, the Class B Ordinary Shares converted into shares of our Common Stock. Following the Domestication, the Sponsor holds 13,800,000 Founder Shares. The securities were issued in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act. Sponsor is an accredited investor for purposes of Rule 501 of Regulation D under the Securities Act.

CCXI Private Placement and PIPE Issuances

Concurrently with the closing of the CCXI IPO on December 18, 2025, in which CCXI sold 41,400,000 public units, CCXI issued and sold to the Sponsor an aggregate of 500,000 CCXI Private Placement Shares and 50,000 Private Warrants for an aggregate purchase price of $5,000,000. Each Private Warrant is exercisable for one share of Common Stock at an exercise price of $11.50 per share. The securities were issued in a private placement in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D.

On November , 2026, immediately prior to the Closing and pursuant to the Subscription Agreements dated June 24, 2026, CCXI issued and sold to the PIPE Investors an aggregate of 20,102,500 PIPE Shares at a purchase price of $10.00 per share, for an aggregate purchase price of $201,025,000. The PIPE Shares were issued in private placements in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D.

Legacy Agility Recent Sales of Unregistered Securities

As a result of the Business Combination, we are the successor issuer to Legacy Agility, and all securities previously issued by Legacy Agility described below were converted into or exchanged for securities of the Company upon the Closing. The following disclosure is made in our capacity as successor issuer to Legacy Agility. Unless otherwise indicated, all share counts presented below are prior to application of the Exchange Ratio.

Preferred Stock Issuances

On June 25, 2025, Legacy Agility entered into a Series C-3 Preferred Stock Purchase Agreement providing for the sale and issuance of up to 6,047,295 shares of Series C-3 Preferred Stock at a cash purchase price of $66.1452 per share. The Series C-3 Financing was conducted across multiple closings beginning on June 25, 2025, and continuing through March 30, 2026. The term sheet contemplated total new cash proceeds of up to $400.0 million. In that financing, DCVC VI, L.P. purchased shares for an aggregate purchase price of approximately $14.5 million, and Peggy Johnson purchased 37,795 shares for an aggregate purchase price of $2,499,958. The securities were issued in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D.

On November 14, 2024, Legacy Agility entered into a Series C Preferred Stock purchase agreement to issue 1,108,459 shares of $0.0001 par value Series C-1 Preferred Stock at a purchase price of $36.8583 per share. Included in the initial Series C closing was the conversion of $11,106,134 convertible promissory notes (including interest) into Series C-2 Preferred Stock at a conversion price of 80% of the Series C-2 purchase price, or $29.4866 per share. In accordance with the stock purchase agreement, dated November 14, 2024, management noted the total value of the convertible debt to be $13,882,668. The value of Series C Funding, including the issued Series C-1 Preferred Stock and converted debt less issuance costs of $236,595, resulted in net proceeds of $54,501,987. During the year ended December 31, 2025, the total funding received by Legacy Agility related to the issuance of Series C-1 Preferred Stock was $10,217,160 less issuance costs of $48,402 resulting in net proceeds of $10,168,758.The securities were issued in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D.

SAFEs and Other Related Party Arrangements

In July 2026, Legacy Agility authorized up to $100 million of additional financing through the issuance and sale of SAFEs, which Legacy Agility expected to convert into approximately 1,409,850 shares of Agility common stock. As of the date of this registration statement, Legacy Agility has raised an aggregate principal amount of $100,000,000 through the issuance and sale of such SAFEs. The SAFEs were issued in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D and/or Regulation S.

During the year ended December 31, 2024, Amazon made an initial deposit of $367,500 to purchase five robots, equating to 35% of the total purchase price. The deposit was made in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D.

On October 10, 2022, we issued a warrant to Amazon for the purchase of up to 26,845,651 shares at an exercise price of $0.92 per share under which 16,638 shares have vested as of September 21, 2026. An additional 3,328 shares vest and become immediately exercisable upon each purchase and payment of an incremental robot that may be made by Amazon. In certain change of control transactions, between 25%-100% of the remaining unvested warrant shares would automatically be accelerated subject to certain performance conditions. The warrants were issued in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D, Regulation S and/or another applicable exemption.

Equity Awards

From January 1, 2023 through November            , 2026, Legacy Agility granted to its employees, officers, directors and consultants options to purchase an aggregate of            shares of common stock at per-share exercise prices ranging from $           to $           under the 2026 Plan. During the same period, Legacy Agility issued an aggregate of           shares of common stock at per-share purchase prices ranging from $           to $           pursuant to the exercise of options by its employees, officers, directors and consultants. The awards and shares issued upon exercise were issued in reliance upon Rule 701 promulgated under the Securities Act and/or Section 4(a)(2) of the Securities Act.

The offers, sales and issuances of the securities described in the preceding paragraphs were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D, Regulation S, Rule 701 promulgated under the Securities Act and, to the extent applicable to securities issued upon conversion or cashless exercise, Section 3(a)(9) of the Securities Act. The securities were issued directly by CCXI and/or Legacy Agility, as applicable, and did not involve a public offering or general solicitation. The recipients of the securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof, except for securities issued under compensatory plans or arrangements.

None of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with CCXI, Legacy Agility or us, as applicable, to information about the applicable issuer. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statements.

(a) Exhibits

The exhibits filed herewith are set forth on the Index to Exhibits filed as a part of this Registration Statement beginning on page II-6 hereof.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a) The undersigned hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit No.
2.1†	Agreement and Plan of Merger and Reorganization, dated as of June 24, 2026, by and among Churchill Capital Corp XI, BLB Merger Sub, Inc. and Agility Robotics, Inc. (incorporated herein by reference to Churchill Capital Corp XI’s Current Report on Form 8-K filed on June 24, 2026).
3.1	Certificate of Incorporation of Agility Robotics, Inc. (to be filed with the Company’s Current Report on Form 8-K).
3.2	Bylaws of Agility Robotics, Inc. (to be filed with the Company’s Current Report on Form 8-K).
4.1	Specimen Common Stock Certificate of Agility Robotics, Inc. (to be filed with the Company’s Current Report on Form 8-K).
4.2	Public Warrant Agreement, dated December 16, 2025, by and between Churchill Capital Corp XI and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Churchill Capital Corp XI’s Current Report on Form 8-K, filed with the SEC on December 19, 2025).
4.3	Private Warrant Agreement, dated December 16, 2025, by and between Churchill Capital Corp XI and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Churchill Capital Corp XI’s Current Report on Form 8-K, filed with the SEC on December 19, 2025).
4.4	Form of Churchill Capital Corp XI Specimen Public Warrant Certificate (included in Exhibit 4.2).
4.5	Form of Churchill Capital Corp XI Specimen Private Warrant Certificate (included in Exhibit 4.3).
5.1*	Legal opinion of Latham & Watkins LLP.
10.1	Promissory Note, dated June 4, 2025, issued to Churchill Sponsor XI LLC by Registrant (incorporated by reference to Exhibit 10.1 of Churchill Capital Corp XI’s Registration Statement on Form S-1 (File No. 333-291626), filed with the SEC on November 18, 2025).
10.2	Promissory Note issued by Churchill Capital Corp XI to Churchill Sponsor XI LLC, dated July 2, 2026 (incorporated by reference to Churchill Capital Corp XI’s Current Report on Form 8-K, filed with the SEC on July 2, 2026).
10.3	Promissory Note issued by Churchill Capital Corp XI to Churchill Sponsor XI LLC, dated August 7, 2026 (incorporated by reference to Churchill Capital Corp XI’s Current Report on Form 8-K, filed with the SEC on August 10, 2026).
10.4	Amended and Restated Sponsor Agreement, dated as of June 24, 2026, by and among Churchill Capital Corp XI, Churchill Sponsor XI LLC and the Insiders (incorporated by reference to Churchill Capital Corp XI’s Current Report on Form 8-K, filed with the SEC on June 24, 2026).
10.5	Administrative Support Agreement, dated December 16, 2025, by and between Churchill Capital Corp XI and an affiliate of Churchill Sponsor XI LLC (incorporated by reference to Churchill Capital Corp XI’s Current Report on Form 8-K, filed with the SEC on December 19, 2025).
10.6	Advisory Agreement, dated as of June 24, 2026, by and between Churchill Capital Corp XI and M. Klein & Company, through its affiliate, The Klein Group, LLC (incorporated by reference to Churchill Capital Corp XI’s Current Report on Form 8-K, filed with the SEC on June 24, 2026).
10.7	Form of Indemnification Agreement between Agility Robotics, Inc. and each of its directors and executive officers (to be filed with the Company’s Current Report on Form 8-K).
10.8*	Amended and Restated Registration Rights Agreement, by and among Agility Robotics, Inc. and each of the stockholders of Agility Robotics, Inc. identified on the signature pages thereto (to be filed with the Company’s Current Report on Form 8-K).
10.9	Form of Stockholder Voting and Support Agreement, dated as of June 24, 2026, by and among Churchill Capital Corp XI, Agility Robotics, Inc., and the stockholders listed on the signature pages thereto (incorporated herein by reference to Churchill Capital Corp XI’s Current Report on Form 8-K filed on June 24, 2026).
10.10	Form of PIPE Subscription Agreement, dated as of June 24, 2026, by and among Churchill Capital Corp. XI and certain investors party thereto (incorporated herein by reference to Churchill Capital Corp XI’s Current Report on Form 8-K filed on June 24, 2026).
10.11#	Agility Robotics, Inc. 2026 Employee Stock Purchase Plan and related form agreements (to be filed with the Company’s Current Report on Form 8-K).
10.12#	Agility Robotics, Inc. 2026 Equity Incentive Plan and related form agreements (to be filed with the Company’s Current Report on Form 8-K).
10.13#	Form of Agility Robotics, Inc. Executive Employment Agreement (to be filed with the Company’s Current Report on Form 8-K).
10.14	Lease Agreement, dated June 30, 2023, as amended on September 21, 2023, by and between Agility Robotics, Inc., as tenant, and Pacific Realty Associates, L.P., as landlord (to be filed with the Company’s Current Report on Form 8-K).
10.15	Lease Agreement, dated February 10, 2026, by and between Agility Robotics, Inc., as tenant, and Argon Propco 2021, LLC, as landlord (to be filed with the Company’s Current Report on Form 8-K).
10.16	Warrant to Purchase Shares, dated October 10, 2022, issued by Agility Robotics, Inc. to Amazon.com NV Investment Holdings LLC (to be filed with the Company’s Current Report on Form 8-K).
21.1*	List of Subsidiaries of Agility Robotics, Inc. (to be filed with the Company’s Current Report on Form 8-K)
23.1*	Consent of WithumSmith+Brown, PC.
23.2*	Consent of Grant Thornton LLP.
23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to this Registration Statement).
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
107*	Registration Fee Table

*	To be filed by amendment.

#	Indicates management contract or compensatory plan.

†	The annexes, schedules, and certain exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Agility Robotics, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of New York, State of New York on this              day of November, 2026.

Agility Robotics, Inc.

By:
Margaret Johnson
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Margaret Johnson as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Chief Executive Officer
Margaret Johnson	(Principal Executive Officer) and Director	, 2026

Chief Financial Officer
Michael Beer	(Principal Financial Officer and Principal Accounting Officer)	, 2026

Director
Damion Shelton		, 2026

Director
Pierre Gentin		, 2026

Director
Merline Saintil		, 2026